43

07028425

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Paperlinx

*CURRENT ADDRESS

BEST AVAILABLE COPY

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 0 5 2007
THOMSON FINANCIAL

FILE NO. 82- 05061 FISCAL YEAR 6-30-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
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DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 12/5/07

Item 11

ARLS
6-30-07

What we can do

Full Financial Report 2007

PaperlinX

Contents

The June 2007 Financial Report has been prepared in accordance with the Australian Accounting Standards and other mandatory requirements applicable for the year to 30 June 2007. This is similar in format and content to the June 2006 Financial Report.

Income statements

For the year ended 30 June

		Consolidated		PaperlinX Limited	
	Note	2007 $m	2006 $m	2007 $m	2006 $m
Revenue	2	7,817.3	7,344.8	23.1	13.1
Other income	3	15.3	30.5	34.1	25.5
Expenses	4(a)	(7,642.1)	(7,223.3)	(11.8)	(6.9)
Result from operating activities		190.5	152.0	45.4	31.7
Financial income	5(c)	6.3	7.3	–	–
Financial expenses	5(c)	(82.9)	(73.1)	–	–
Net financing costs		(76.6)	(65.8)	–	–
Profit before tax	5(a)	113.9	86.2	45.4	31.7
Tax expense	6	(34.3)	(21.5)	(4.1)	(2.9)
Profit after tax expense but before profit from discontinued operations		79.6	64.7	41.3	28.8
Profit from discontinued operations, net of tax	11	0.6	0.7	–	–
Profit for the period	5(a)	80.2	65.4	41.3	28.8
Profit for the period attributable to:					
Equity holders of PaperlinX Limited	30	80.1	65.4	41.3	28.8
Minority interest		0.1	–	–	–
		80.2	65.4	41.3	28.8
Basic earnings per share (cents)	44	16.4	14.7		
Basic earnings per share from continuing operations (cents)	44	16.3	14.5		
Diluted earnings per share (cents)	44	16.3	14.5		
Diluted earnings per share from continuing operations (cents)	44	16.2	14.3		

Notes 1 to 46 form part of these financial statements and are to be read in conjunction therewith.

Statements of recognised income and expense

For the year ended 30 June

		Consolidated		PaperlinX Limited	
	Note	2007 $m	2006 $m	2007 $m	2006 $m
Net foreign exchange differences on translation of overseas subsidiaries	29	(42.9)	26.7	–	–
Actuarial gains on defined benefit plans	30	20.6	30.0	–	–
Net income recognised in equity		(22.3)	56.7	–	–
Profit for the period		80.2	65.4	41.3	28.8
Total recognised income for the period		57.9	122.1	41.3	28.8
Total recognised income for the period attributable to:					
Equity holders of PaperlinX Limited		57.8	122.1	41.3	28.8
Minority interest		0.1	–	–	–
		57.9	122.1	41.3	28.8
Effects of change in accounting policy – Adjustment to comply with AASB139 Financial Instruments: Recognition and Measurement					
Equity holders of PaperlinX Limited		–	0.3	–	–
Minority interest		–	–	–	–
		–	0.3	–	–

Notes 1 to 46 form part of the financial statements and are to be read in conjunction therewith.

Balance sheets

As at 30 June

		Consolidated		PaperlinX Limited	
	Note	2007 $m	2006 $m	2007 $m	2006 $m
Current assets					
Cash and cash equivalents	8	448.8	455.1	-	-
Trade and other receivables	9	1,564.0	1,541.8	0.8	3.1
Inventories	10	861.2	864.1	-	-
Assets classified as held for sale	11	-	19.6	-	-
Total current assets		2,874.0	2,880.6	0.8	3.1
Non-current assets					
Receivables	12	17.7	8.9	-	-
Investments	13	13.3	14.1	1,912.1	1,912.1
Property, plant and equipment	14	1,066.6	990.8	-	-
Intangible assets	15	417.9	421.6	-	-
Deferred tax assets	16	52.9	74.4	-	-
Total non-current assets		1,568.4	1,509.8	1,912.1	1,912.1
Total assets		4,442.4	4,390.4	1,912.9	1,915.2
Current liabilities					
Trade and other payables	17	1,256.8	1,172.9	199.3	211.6
Loans and borrowings	18	494.9	221.7	-	-
Income tax payable	19	5.1	9.6	3.4	1.3
Employee benefits	20	47.1	41.4	-	-
Provisions	21	19.1	13.8	-	-
Liabilities classified as held for sale	11	-	0.9	-	-
Total current liabilities		1,823.0	1,460.3	202.7	212.9
Non-current liabilities					
Payables	22	53.8	93.1	-	-
Loans and borrowings	23	565.7	1,136.7	-	-
Deferred tax liabilities	24	48.9	43.4	-	0.5
Employee benefits	25	37.8	37.3	-	-
Provisions	26	7.6	10.9	-	-
Deferred income	27	0.5	-	-	-
Total non-current liabilities		714.3	1,321.4	-	0.5
Total liabilities		2,537.3	2,781.7	202.7	213.4
Net assets		1,905.1	1,608.7	1,710.2	1,701.8
Equity					
Issued capital	28	1,701.5	1,691.9	1,701.5	1,691.9
Reserves	29	(87.9)	(45.0)	-	-
Retained profits	30	15.0	(38.2)	8.7	9.9
Total equity attributable to holders of ordinary shares of PaperlinX Limited		1,628.6	1,608.7	1,710.2	1,701.8
PaperlinX step-up preference securities	31	276.4	-	-	-
Minority interest	32	0.1	-	-	-
Total equity		1,905.1	1,608.7	1,710.2	1,701.8

Notes 1 to 46 form part of these financial statements and are to be read in conjunction therewith.

Statements of cash flows

For the year ended 30 June

		Consolidated		PaperlinX Limited	
	Note	2007 $m	2006 $m	2007 $m	2006 $m
Cash flows from operating activities					
Receipts from customers		7,803.6	7,390.7	25.8	10.0
Payments to suppliers and employees		(7,578.7)	(7,072.9)	(11.1)	(6.9)
Dividends received		0.5	0.8	34.1	25.5
Interest received		6.3	5.7	–	–
Interest paid		(82.6)	(69.6)	–	–
Income taxes paid		(16.3)	(6.1)	(2.3)	(1.5)
Other income received		10.1	11.2	–	–
Net cash from operating activities (1)		142.9	259.8	46.5	27.1
Cash flows from investing activities					
Loans advanced to other persons		(0.1)	(0.9)	–	–
Acquisition of:					
Controlled entities and businesses					
(net of cash and bank overdraft acquired)	42	(35.3)	(100.9)	–	–
Property, plant and equipment and intangibles		(177.4)	(101.4)	–	–
Partial refund of the purchase price in relation to					
an acquisition in a prior period		8.7	–	–	–
Proceeds from the sale of:					
Controlled entities and businesses					
(net of cash and bank overdraft disposed)	42	32.0	–	–	–
Discontinued operations		15.9	–	–	–
Property, plant and equipment		24.0	51.1	–	–
Net cash used in investing activities		(132.2)	(152.1)	–	–
Cash flows from financing activities					
Dividends paid		(33.8)	(77.8)	(33.8)	(77.8)
Proceeds from employee share plan loans		0.1	0.1	0.1	0.1
Proceeds on issue of step-up preference securities		285.0	–	–	–
Issue costs of step-up preference securities		(8.6)	–	–	–
Proceeds from options exercised		0.8	–	0.8	–
Loans (repaid to)/received from subsidiaries		–	–	(13.6)	50.6
Proceeds from borrowings		1,431.6	1,156.1	–	–
Repayment of borrowings		(1,666.8)	(1,171.3)	–	–
Principal finance lease repayments		(0.2)	–	–	–
Net cash from/(used in) financing activities		8.1	(92.9)	(46.5)	(27.1)
Net increase in cash and cash equivalents		18.8	14.8	–	–
Cash and cash equivalents at the beginning of the period		453.9	427.8	–	–
Effect of exchange rate changes on cash		(23.9)	11.3	–	–
Cash and cash equivalents at the end of the period (2)		448.8	453.9	–	–

Notes 1 to 46 form part of these financial statements and are to be read in conjunction therewith.

	Note	Consolidated 2007 $m	Consolidated 2006 $m	PaperlinX Limited 2007 $m	PaperlinX Limited 2006 $m
(1) Reconciliation of profit after tax to net cash from operating activities					
Profit for the period		80.2	65.4	41.3	28.8
Depreciation and amortisation of property, plant, equipment and intangibles		101.0	104.7	-	-
Amortisation of capitalised borrowing costs		1.7	1.2	-	-
Profit on disposal of non-current assets		(9.0)	(24.4)	-	-
Interest capitalised		(4.2)	(0.3)	-	-
Increase in current and deferred taxes		18.1	15.8	1.8	1.4
Increase/(decrease) in provisions		(7.3)	4.6	-	-
Movement in accrued and prepaid interest		(1.2)	1.5	-	-
Employee share options		1.6	2.9	-	-
Movement in deferred income		0.5	-	-	-
Profit element of the partial refund of the purchase price in relation to an acquisition in a prior period		(2.6)	-	-	-
Impact of unrealised (profit)/loss in inventories		(1.2)	0.5	-	-
Operating profit before changes in current and non-current assets and liabilities		177.6	171.9	43.1	30.2
(Increase)/decrease in trade and other receivables		(42.3)	13.9	2.8	(3.1)
(Increase)/decrease in inventories		(12.6)	23.8	-	-
Increase in trade and other payables		20.2	50.2	0.6	-
Net cash from operating activities		142.9	259.8	46.5	27.1
(2) Reconciliation of cash					
For the purposes of the Statements of Cash Flows, cash includes cash on hand and at bank and short-term money market investments, net of outstanding bank overdrafts. Cash as at 30 June as shown in the Statements of Cash Flows is reconciled to the related items in the Balance Sheets as follows:					
Cash and cash equivalents	8	448.8	455.1	-	-
Bank overdrafts	18	-	(1.2)	-	-
		448.8	453.9	-	-

Notes 1 to 46 form part of these financial statements and are to be read in conjunction therewith.

Notes to the financial statements as at 30 June 2007

Note 1. Accounting policies

The following significant accounting policies have been applied by PaperlinX Limited ('the Company') and its subsidiaries together referred to as ('the consolidated entity'), having regard to their activities, in the preparation of the Consolidated Financial Report ('the financial report').

(1) Accounting Standards

The consolidated entity adopts the currently applicable Australian Accounting Standards and disclosure requirements of the professional accounting bodies.

(2) Basis of Preparation

The financial report is a general purpose financial report prepared in accordance with Australian Accounting Standards ('AASBs'), other authoritative pronouncements of the Australian Accounting Standards Board ('AASB') and the Corporations Act 2001.

Issued standards not early adopted

The following standards and amendments relevant to the Company or the consolidated entity were available for early adoption but have not been applied by the consolidated entity in these financial statements:

- AASB 8 Operating Segments: (February 2007) which is applicable to annual reporting periods beginning on or after 1 January 2009.
- AASB 101 Presentation of Financial Statements (October 2006) which is applicable to annual reporting periods beginning on or after 1 January 2007.
- AASB 2007-4 Australian Additions to, and deletion from International Financial Reporting Standards (November 2006), which is applicable to annual reporting periods beginning on or after 1 July 2007.
- AASB 7 Financial Instruments, which is applicable to annual reporting periods beginning on or after 1 January 2007.

The consolidated entity plans to adopt the above standards in the 2008 financial year.

The initial application of the above standards is not expected to have an impact on the financial results of the Company and the consolidated entity as the standard and the amendment are concerned only with disclosures.

The preparation of a financial report in conformity with Australian Accounting Standards requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of Australian Accounting Standards that have a significant effect on the financial report and estimates with a significant risk of material adjustment in the next year are discussed in Note 1(24).

The accounting policies set out below have been applied consistently by all entities in the consolidated entity.

The financial report is prepared on the historical cost basis except that the following assets and liabilities are stated at their fair value: derivative financial instruments, financial instruments held for trading, and financial instruments classified as available-for-sale.

The Company is of the kind referred to in ASIC Class Order 98/100 dated 10 July 1998 (updated by CO 05/641 effective 28 July 2005 and CO 06/51 effective 31 January 2006) and in accordance with that Class Order, amounts in the financial report and Directors' Report have been rounded off to the nearest thousand dollars, unless otherwise stated.

(3) Basis of Consolidation

The consolidated financial report of the consolidated entity is in accordance with Accounting Standard AASB 127 Consolidated and Separate Financial Statements. In preparing the consolidated financial report, all balances and transactions between entities included in the consolidated entity have been eliminated.

Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. Investments in subsidiaries are carried at cost less accumulated impairment losses.

The financial statements of subsidiaries are included from the date control commences until the date control ceases.

Dividend distributions from subsidiaries are recognised by the parent entity when they are declared by the subsidiaries. Dividends received out of pre-acquisition reserves are eliminated against the carrying amount of the investment and not recognised in revenue.

Minority interest in the equity and results of the entities that are controlled by the consolidated entity are shown as a separate item in the financial report.

Other entities

Dividends from other investments are recognised when dividends are received.

PaperlinX step-up preference securities

The PaperlinX step-up preference securities are recorded in equity, based on the terms and conditions attached thereto, and are measured as the proceeds received on issue net of the issue costs. The distributions paid/payable thereon are recorded as a distribution from retained earnings.

(4) Revenue recognition

Sales revenue

Sales revenue comprises revenue earned (net of returns, discounts, allowances and the amount of goods and services tax) from the provision of products to entities outside the consolidated entity. Sales revenue is recognised when the significant risks and rewards of ownership have been transferred to the customer.

Commissions

Revenue for commissions is recognised when the applicable sale is completed.

Government grants

Grants are recognised initially as deferred income when received. Grants that compensate the Group for expenses incurred are recognised in profit on a systematic basis in the same periods in which the expenses are recognised. Grants that compensate the Group for the cost of an asset are recognised in profit as other income on a systematic basis over the useful life of the asset.

Note 1. Accounting policies continued

(5) Taxation

Income tax

Income tax on the profit and loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: initial recognition of goodwill, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Tax consolidation

The Australian Federal Government enacted legislation in 2003 to allow companies comprising a parent entity and Australian wholly-owned subsidiaries to elect to consolidate and be treated as a single entity for Australian income tax purposes. The Company is the head entity of the Australian tax consolidated group.

The Company has elected to form a tax consolidated group effective from 1 July 2003. Under the consolidation rules, the PaperlinX Group has chosen to reset the tax cost base of certain depreciable assets which will result in additional tax depreciation over the lives of the assets.

Current tax expense/income, deferred tax liabilities and deferred tax assets arising from temporary differences of the members of the tax-consolidated group are recognised in the separate financial statements of the members of the tax-consolidated group using the 'separate taxpayer within the group' approach by reference to the carrying amounts of assets and liabilities in the separate financial statements of each entity and the tax values applying under tax consolidation.

Current tax liabilities and assets and deferred tax assets arising from the unused tax losses and tax credits of the members of the tax-consolidated group are recognised by the Company (as head entity in the tax-consolidated group). Deferred tax assets and deferred tax liabilities are measured by reference to the carrying amounts of the assets and liabilities in the Company's balance sheet and their tax values applying under tax consolidation.

Any current tax liabilities (or assets) and deferred tax assets arising from unused tax losses assumed by the head entity from the subsidiaries in the tax consolidated group are recognised as amounts receivable or payable to other entities in the tax consolidated group in conjunction with any tax funding arrangement amounts (refer below). Any difference between these amounts is recognised by the Company as an equity contribution to or distribution from the subsidiary. Distributions firstly reduce the carrying amount of the investment in the subsidiary and are then recognised as revenue.

The Company recognises deferred tax assets arising from unused tax losses of the tax-consolidated group to the extent that it is probable that future taxable profits of the tax-consolidated group will be available against which the asset can be utilised.

Any subsequent period adjustments to deferred tax assets arising from unused tax losses as a result of revised assessments of the probability of recoverability is recognised by the head entity only.

Nature of tax funding arrangements and tax sharing agreements

The members of the tax-consolidated group have entered into a tax funding arrangement which sets out the funding obligations of members of the tax-consolidated group in respect of tax amounts. The tax funding arrangements require payments to/from the head entity equal to the current tax liability (asset) assumed by the head entity and any tax-loss deferred tax asset assumed by the head entity, resulting in the head entity recognising an inter-entity receivables (payables) in the separate financial statements of the members of the tax consolidated groups equal in amount to the tax liability (asset) assumed. The inter-entity receivables/payables are at call.

The head entity recognises the assumed current tax amounts as current tax liabilities (assets), adding to its own current tax amounts, since they are also due to or from the same taxation authority. The current tax liabilities (assets) are equivalent to the tax balances generated by external transactions entered into by the tax-consolidated group. Contributions to fund the current tax liabilities are payable as per the tax funding arrangement and reflect the timing of the head entity's obligation to make payments for tax liabilities to the relevant tax authorities.

The members of the tax-consolidated group have also entered into a tax sharing agreement. The tax sharing agreement provides for the determination of the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations. No amounts have been recognised in the financial statements in respect of this agreement as payment of any amounts under the tax sharing agreement is considered remote.

Goods and services tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Taxation Office (ATO). In these circumstances, the GST is recognised as part of the cost of acquisition of the asset or as an expense item.

Receivables and payables are stated with the amount of GST included.

The net amount of GST payable to the ATO is included as a current liability in the Balance Sheet.

Cash flows are included in the Statement of Cash Flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

Note 1. Accounting policies continued

(6) Depreciation

Property, plant and equipment, excluding freehold land, are depreciated at rates based upon their expected useful lives using the straight-line method. Freehold land is not depreciated.

Depreciation rates used for each class of asset are as follows:

Land improvements:	between 1% – 3% (2006 1% – 3%)
Buildings:	between 1% – 4% (2006 1% – 4%)
Plant and equipment:	between 4% – 20% (2006 4% – 20%)
Finance leases for equipment:	between 4% – 20% (2006 4% – 20%)

Depreciation and amortisation are expensed except to the extent they are included in the carrying amount of an asset as an allocation of production overheads.

The residual value, the useful life and the depreciation method applied to an asset are reviewed at least annually.

(7) Employee benefits

The consolidated entity's net obligation in respect of long-term service benefits, other than defined benefit superannuation funds, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The obligation is calculated using expected future increases in wage and salary rates including related on-costs and expected settlement dates, and is discounted using the rates attached to the Commonwealth Government bonds at the balance sheet date which have maturity dates approximating to the terms of the consolidated entity's obligations.

Liabilities for employee benefits for wages, salaries, annual leave and sick leave that are expected to be settled within 12 months of the reporting date represent present obligations resulting from employees' services provided to reporting date and are calculated at undiscounted amounts based on remuneration wage and salary rates that the consolidated entity expects to pay as at reporting date including related on-costs, such as workers compensation insurance and payroll tax. Non-accumulating non-monetary benefits, such as medical care, housing, cars and subsidised goods and services, are expenses based on the net marginal cost to the consolidated entity as the benefits, are taken by the employees.

Employee benefits include, where appropriate, forecast future increases in wages and salaries, grossed up for on-costs, and are based on the consolidated entity's experience with staff departures.

Employee share plans

The consolidated entity maintains two employee share plans, the Employee Share Purchase Plan (ESPP) and the Employee Share and Option Plan (ESOP).

Employee share purchase plan

Non-recourse loan plan

Eligibility to participate in this plan is based on each employee's service period. An employee is to have been employed continuously by the consolidated entity for a period of twelve months or more at the date the invitation to subscribe is made, unless determined to be eligible at the discretion of the Directors. The number of shares offered and the issue price are determined at the discretion of the directors, subject to the satisfaction of performance criteria. The performance criteria relate to the growth in the profit after tax of the consolidated entity.

When issues relating to this plan are made, non-recourse loans to assist in the purchase of the shares will be classified against share capital. The loans can be repaid at any time and must be fully paid when an individual ceases to be employed by the consolidated entity. The issues are accounted for as an option and the fair value at grant date of the option is independently determined using an appropriate options pricing model that takes into account the discount to market price at grant date (40 per cent and 75 per cent as appropriate), the expected life/term of the interest free loan and its non-recourse nature, the expected price volatility (20 per cent), the expected dividend yield (5.5 per cent) and the risk-free interest rate for the term (5.6 per cent). The fair value of the option has been fully recognised in the accounts of the consolidated entity. Eligibility to participate in this plan ceased in 2004.

Purchase plan

During the 2006 financial year, the plan was introduced and eligibility to participate is restricted to Australian resident permanent employees who are employed at the closing date of the relevant offer period. There are no other service criteria and no performance criteria under the plan. Employees contribute on a pre-tax salary sacrifice basis over a pre-determined period. The shares are purchased 'on market' at the end of the contribution period and the number of shares allocated to each employee is determined by the weighted average purchase price of the shares at that time.

The consolidated entity contributes an additional 5 per cent of the number of shares and these shares are also purchased 'on market' and granted to participating employees under the plan for no consideration. The 'on market' purchase value of these shares is recognised as an employee benefits expense in the period during which the employee becomes unconditionally entitled to the shares.

Employee share and option plan

Subject to the satisfaction of specified performance and service criteria, senior management of the consolidated entity may be offered a specified number of shares, options or rights as part of their total remuneration, at the discretion of the directors. The two performance criteria relate to earnings per share and the total shareholder return of the consolidated entity. In accordance with the rules of the ESOP, shares, options and rights may be issued upon such terms and conditions as determined by the directors.

Issue or purchase of shares

The shares relating to the performance rights or performance options under the ESOP may either be new issued shares or, as required, shares purchased 'on market' and held on trust for distribution to participants if the performance criteria are satisfied.

The cost of shares purchased 'on market' is recognised as a deduction from total equity and charged directly to retained earnings when they are allocated to employees.

When share capital recognised as equity is repurchased, the amount of the consideration paid, including directly attributable costs, is recognised as a deduction from total equity. In the financial statements the transactions relating to shares held on trust are treated as being executed directly by the consolidated entity. Accordingly, shares held on trust are deducted from equity.

Performance options and performance rights

For options and performance rights granted before 7 November 2002 and/or vested before 1 January 2005, no expense is recognised. The shares are recognised when the options are exercised and the proceeds received allocated to share capital.

Note 1. Accounting policies continued

For options and performance rights granted after 7 November 2002 and vested after 1 January 2005, the fair value of options and performance rights granted under the ESOP is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the employees become unconditionally entitled to the options.

The fair value at grant date of the options and the performance rights is independently determined using an appropriate options pricing model that takes into account the exercise price, the expected life/term, the vesting and performance criteria, the impact of dilution, the non-tradeable nature, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term.

The fair value of the options and performance rights granted excludes the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of options and performance rights that are expected to vest. At each balance sheet date, the entity revises its estimate of the number of options that are expected to vest. The employee benefit expense recognised each period takes into account the most recent estimate.

Upon the exercise of options and performance rights, the exercise price paid is recognised in equity.

Employee retirement benefit obligations

The consolidated entity has both defined benefit and defined contribution plans. The defined benefit plans provide defined lump sum benefits based on years of service and final average salary. The defined contribution plans receive fixed contributions from the consolidated entity and the consolidated entity's legal or constructive obligation is limited to these contributions.

A liability or asset in respect of defined benefit superannuation plans is recognised in the balance sheet, and is measured as the present value of the defined benefit obligation at the reporting date less the fair value of the superannuation fund's assets at that date and any unrecognised past service cost. The present value of the defined benefit obligation is based on expected future payments which arise from membership of the fund to the reporting date, calculated annually by independent actuaries using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service.

Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

Actuarial gains and losses arising from experience adjustments and related changes in actuarial assumptions are charged or credited to retained earnings.

Past service costs are recognised immediately in income, unless the related changes to the superannuation fund are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past service costs are amortised on a straight-line basis over the vesting period.

Future taxes that are funded by the entity and are part of the provision of the existing benefit obligation (e.g. taxes on investment income and employer contributions) are taken into account in measuring the net liability or asset.

(8) Net financing costs

Net financing costs comprise interest and other financing charges including foreign exchange gains and losses, net of interest on funds invested. These costs are brought to account in determining profit for the year, except to the extent the interest incurred relates to major capital items in which case interest is capitalised as a cost of the asset up to the time it is ready for its intended use or sale.

Interest income is recognised in the income statement as it accrues, using the effective interest method. The interest expense component of finance lease payments is recognised in the income statement using the effective interest method.

For fixed assets, the capitalised interest and charges are amortised over the expected useful economic lives.

(9) Property, plant and equipment

Depreciable property, plant and equipment are shown in the Financial Report at cost or deemed cost less accumulated depreciation and impairment losses.

Certain items of property, plant and equipment that had been revalued to fair value prior to 1 July 2004 (AIFRS transition date) are measured on the basis of deemed cost, being the revalued amount at the date of that revaluation.

(10) Inventories

Inventories are valued at the lower of cost (including an appropriate proportion of fixed and variable overheads) and net realisable value in the normal course of business.

The cost of inventories is based on the first-in first-out principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of overheads based on normal operating capacity. The provision for impairment losses is based on an ageing analysis.

Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

(11) Cash and cash equivalents

Cash and cash equivalents comprise cash balances, short-term bills and call deposits. Bank overdrafts that are repayable on demand and form an integral part of the consolidated entity's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

(12) Foreign currency

Functional currency

The financial statements of foreign subsidiaries are measured using the currency of the primary economic environment in which the entity operates being the entity's functional currency. The consolidated financial statements are presented in Australian dollars, which is the consolidated entity's functional and presentational currency.

Note 1. Accounting policies continued

Transactions

The consolidated entity is exposed to changes in foreign currency exchange rates as a consequence of the need to purchase items denominated in foreign currency as part of its activities. Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of transaction. Monetary assets and liabilities at balance date are translated to Australian dollars at the foreign exchange rate ruling at that date. Non-monetary assets and liabilities measured at historical cost are translated using the exchange rate at the date of the transaction. All material foreign currency transactions, which are not offset by a natural hedge, are subject to forward exchange contracts and any exchange gains/losses arising from the effect of currency fluctuations on the underlying transactions are offset by the exchange gains/losses on the forward exchange contract. As a result, exchange rate movements on such foreign currency transactions are largely offset within the income statement.

Translation of foreign subsidiaries

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated to Australian dollars at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated to Australian dollars at rates approximating the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on retranslation are recognised directly in a separate component of equity.

Any exchange gains/losses arising on transactions entered into to hedge the currency fluctuations on the net investment in foreign subsidiaries are recorded, net of tax, in the exchange fluctuation reserve on consolidation where it is determined to be an effective hedge. They are released into income upon disposal of the entity.

(13) Financial instruments

The consolidated entity is exposed to changes in interest rates, foreign exchange rates and commodity prices from its activities. The consolidated entity uses the following financial instruments to hedge these risks: interest rate swaps and forward exchange contracts. Financial instruments are not held for trading purposes.

Derivative instruments

Derivative instruments are initially recognised at fair value on the date the derivative contract is entered into and are subsequently remeasured to their fair value.

Changes in the fair value of derivative instruments are recognised immediately in the income statement.

Financial instruments included in liabilities

Trade and other payables are recognised for amounts to be paid in the future for goods and services received, whether or not billed to the consolidated entity and are stated at amortised cost.

Interest bearing loans and borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest bearing borrowings are stated at amortised cost. Any difference between cost and redeemable value is recognised as interest expense, on an effective interest basis in net financing costs over the period of the borrowings.

Financial instruments included in assets

Trade debtors and other receivables are carried at amortised cost less any impairment losses. Collectability of overdue accounts is assessed on an ongoing basis. Specific provision is made for all doubtful accounts.

Investments are initially recorded at cost and are subject to impairment testing at each reporting date. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the consolidated entity has transferred substantially all the risks and rewards of ownership.

Available-for-sale financial assets and financial assets at fair value through profit and loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are carried at amortised cost using the effective interest method.

Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with an original maturity of three months.

(14) Leased assets

Plant and equipment leases under which the consolidated entity assumes substantially all the risks and rewards of ownership are classified as finance leases. Other leases are classified as operating leases.

Operating leases

Payments made under operating leases are expensed on a straight line basis over the term of the lease.

(15) Research and development expenditure

Expenditure on research activities is charged against operating profit in the year in which the expenditure is incurred. Expenditure on development activities is capitalised if the product or process is technically and commercially feasible, and completion is intended.

(16) Goodwill

Goodwill is not amortised but is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired and is carried at cost less impairment charges where applicable.

Gains and losses on the disposal of an entity include the carrying value of goodwill relating to the entity sold. Goodwill is allocated to cash-generating units for the purpose of impairment testing.

(17) Other intangible assets

Other intangible assets that are acquired by the consolidated entity are stated at cost less accumulated amortisation and impairment losses (see Note 1(20)). The period of amortisation equates to the period over which benefits are expected to be derived.

(18) Brand names

Brand names acquired are carried at cost less any impairment losses and are not amortised on the basis that they have indefinite lives. The associated brands are supported by expenditure annually, consistent with the stated strategy to further develop the brands.

Brand names are allocated to cash-generating units for the purpose of impairment testing.

(19) Business combinations

Business combinations prior to 1 July 2004

Goodwill is included on the basis of its deemed cost, which represents the amount recorded under previous AGAAP.

The classification and accounting treatment of business combinations (including goodwill) that occurred prior to 1 July 2004 has not been reconsidered in preparing the consolidated entity's opening AIFRS balance sheet at 1 July 2004.

Note 1. Accounting policies continued

Business combinations since 1 July 2004

The purchase method of accounting is used to account for all acquisitions of assets (including business combinations) regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, shares issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value at the acquisition date. The excess of the cost of acquisition over the net fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the net fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

(20) Impairment of assets

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists the asset's recoverable amount is estimated. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units). Impairment losses recognised in respect of cash generating units are allocated first to any goodwill allocated to the cash generating unit, and then to other assets in the unit on a pro rata basis.

Recoverable amount

The recoverable amount of receivables carried at cost is calculated as the present value of estimated future cash flows, discounted at the original effective interest rate. Receivables with a short duration are not discounted.

The recoverable amount of other assets is the greater of their fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using an appropriate pre-tax discount rate.

Reversals of impairment

An impairment loss in respect of goodwill recorded in profit in one period is not permitted to be reversed to profit in a subsequent period.

In respect of other assets, an impairment loss is reversed only if there is an indication that the impairment loss may no longer exist or there has been a change in estimates used to determine the recoverable amount.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

(21) Provisions

A provision is recognised when there is a present legal or constructive obligation as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Dividends on ordinary shares

A provision for dividends payable is recognised in the reporting period in which the dividends are declared, for the entire undistributed amount, regardless of the extent to which they will be paid in cash.

Distribution on PaperlinX step-up preference securities

A provision for distributions payable is recognised in the reporting period in which the distributions are declared, for the entire undistributed amount.

Surplus leased premises

Provision is made for non-cancellable operating lease rentals payable on surplus lease premises when the expected future benefits to be obtained are less than the amount payable.

Workers' compensation

Provision is made for workers' compensation claims in accordance with self-insurance licences held. The amount of this provision is confirmed at each year end by an independent actuary.

Restructuring

A provision for restructuring is recognised when the consolidated entity has approved a detailed and formal restructuring plan, and the restructuring either has commenced or has been publicly announced.

(22) Earnings per share

Basic earnings per share (EPS) is calculated by dividing the net profit attributable to members of the parent entity after deduction of the distribution on the PaperlinX step-up preference securities by the weighted average number of ordinary shares of the Company, adjusted for any bonus issue.

Diluted EPS is calculated by dividing the basic EPS earnings, adjusted by the after tax effect of financing costs associated with dilutive potential ordinary shares and the effect on revenues and expenses of conversion to ordinary shares associated with dilutive potential ordinary shares, by the weighted average number of ordinary shares and dilutive potential ordinary shares adjusted for any bonus issue.

(23) Revisions of accounting estimates

Revisions to accounting estimates are recognised prospectively in current and future periods.

(24) Accounting estimates and judgments

The consolidated entity makes estimates and assumptions concerning the future. Actual results may at times vary from estimates. The estimates and judgments that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Impairment of non-current assets

The consolidated entity assesses whether non-current assets are impaired at least annually. These calculations involve an estimation of the recoverable amount of the cash generating units to which the non-current assets are allocated.

Defined benefit superannuation fund obligations

Various actuarial assumptions are utilised in the determination of the consolidated entity's defined benefit superannuation fund obligations. These assumptions are discussed in Note 1(7).

	Consolidated		PaperlinX Limited	
	2007 $m	2006 $m	2007 $m	2006 $m
Note 2. Revenue				
Sales of goods	7,814.1	7,342.1	–	–
Commissions	3.2	2.7	23.1	13.1
Total Revenue	7,817.3	7,344.8	23.1	13.1
Note 3. Other income				
Rent	2.5	2.6	–	–
Dividends	0.5	0.8	34.1	25.5
Net profit on disposal of non-current assets (1)	8.1	24.4	–	–
Other	4.2	2.7	–	–
Total other income	15.3	30.5	34.1	25.5

(1) Included in the amount in the current year is $Nil million (2006: $16.3 million) in relation to profits arising on the disposal of properties under commercial sale and lease back arrangements. In accordance with the on-going review of the owned properties, it is expected that further commercial sale and lease back arrangements may be undertaken in the future.

	Consolidated		PaperlinX Limited	
	2007 $m	2006 $m	2007 $m	2006 $
Note 4. Expenses				
(a) Expenses (excluding financing costs)				
Cost of sales	6,369.0	5,991.1	–	–
Personnel costs non-manufacturing	683.5	639.7	–	–
Logistics and distribution	316.4	292.5	–	–
General and administration	240.2	265.3	11.8	6.9
Sales and marketing	31.9	32.7	–	–
Research and development	1.1	2.0	–	–
Total expenses (excluding financing costs) (1)	7,642.1	7,223.3	11.8	6.9
(b) Personnel costs included above:				
Wages and salaries	645.2	624.1	–	–
Increase in liability for employee benefits – refer Note 5(b)	27.9	22.6	–	–
Contributions to defined contribution plans	26.4	29.6	–	–
Employee share options and rights – refer Note 30	1.6	2.9	–	–
Net increase in liability for defined benefit obligation – refer Note 41	14.7	17.9	–	–
	715.8	697.1	–	–

(1) Included in expenses is $22.3 million (2006: $25.4 million) business restructure costs which primarily relate to the Maryvale Pulp Mill, partially offset by net property savings of $10.1 million (2006: $21.2 million).

Note 5. Profit for the period

	Consolidated 2007 $m	Consolidated 2006 $m	PaperlinX Limited 2007 $m	PaperlinX Limited 2006 $m
(a) Profit for the period comprises the following:				
Revenue sale of goods				
• Continuing operations	7,814.1	7,342.1	–	–
• Discontinued operations	25.2	29.5	–	–
	7,839.3	7,371.6	–	–
Profit before depreciation, impairment, amortisation, net interest and tax				
• Continuing operations	285.3	255.8	45.4	31.7
• Discontinued operations	1.2	1.3	–	–
	286.5	257.1	45.4	31.7
Depreciation, impairment and amortisation				
• Continuing operations	(101.0)	(104.7)	–	–
• Discontinued operations	–	–	–	–
	(101.0)	(104.7)	–	–
Profit before net interest and tax				
• Continuing operations	184.3	151.1	45.4	31.7
• Discontinued operations	1.2	1.3	–	–
	185.5	152.4	45.4	31.7
Net interest				
• Continuing operations	(70.4)	(64.9)	–	–
• Discontinued operations	(0.5)	(0.2)	–	–
	(70.9)	(65.1)	–	–
Profit before tax				
• Continuing operations	113.9	86.2	45.4	31.7
• Discontinued operations	0.7	1.1	–	–
	114.6	87.3	45.4	31.7
Tax				
• Continuing operations	(34.3)	(21.5)	(4.1)	(2.9)
• Discontinued operations	(0.1)	(0.4)	–	–
	(34.4)	(21.9)	(4.1)	(2.9)
Profit for the period				
• Continuing operations	79.6	64.7	41.3	28.8
• Discontinued operations	0.6	0.7	–	–
	80.2	65.4	41.3	28.8

	Consolidated		PaperlinX Limited	
	2007 $m	2006 $m	2007 $m	2006 $m
Note 5. Profit for the period (continued)				
(b) Profit before tax has been arrived at after (charging)/crediting:				
Depreciation:				
• of land improvements	(0.2)	(0.3)	–	–
• of buildings	(10.0)	(11.3)	–	–
• of plant and equipment	(73.7)	(73.2)	–	–
	(83.9)	(84.8)	–	–
Amortisation:				
• of computer software intangibles	(16.9)	(19.7)	–	–
• of leased assets	(0.1)	(0.2)	–	–
• other	(0.1)	–	–	–
	(17.1)	(19.9)	–	–
Total depreciation, impairment and amortisation	(101.0)	(104.7)	–	–
Total depreciation, impairment and amortisation is included in the following expense categories:				
• cost of goods sold	(52.9)	(51.8)	–	–
• general and administration	(17.0)	(19.6)	–	–
• logistics and distribution	(31.1)	(33.3)	–	–
	(101.0)	(104.7)	–	–
Provisions:				
• employee benefits	(27.9)	(22.6)	–	–
• doubtful debts	8.4	(3.0)	–	–
• diminution in value of inventories	–	(1.1)	–	–
• other	(0.6)	(7.7)	–	–
Total provisions	(20.1)	(34.4)	–	–
Lease rentals:				
• Operating leases	(65.9)	(55.4)	–	–
(c) Net financing costs, continuing operations				
Financial income:				
• Interest income	6.3	5.8	–	–
• Net foreign exchange gain	–	1.5	–	–
Total financial income	6.3	7.3	–	–
Financial expenses:				
• Interest expense	(80.9)	(71.0)	–	–
• Less capitalised interest expense	4.2	0.3	–	–
	(76.7)	(70.7)	–	–
• Net foreign exchange losses	(3.4)	–	–	–
• Other borrowing costs	(2.8)	(2.4)	–	–
Total financial expenses	(82.9)	(73.1)	–	–
Total net financing costs, continuing operations	(76.6)	(65.8)	–	–
Net interest, continuing operations				
• Interest income	6.3	5.8	–	–
• Interest expense	(76.7)	(70.7)	–	–
Total net interest, continuing operations	(70.4)	(64.9)	–	–

	Consolidated		PaperlinX Limited	
	2007 $m	2006 $m	2007 $m	2006 $m
Note 6. Tax expense				
Prima facie income tax expense calculated at standard rates of tax on profit from continuing operations and discontinued operations	(34.4)	(26.2)	(13.6)	(9.5)
(Add)/deduct the tax effect of:				
• Non assessable dividends from Australian subsidiaries	–	–	10.2	7.7
• Amortisation of goodwill allowable	7.4	8.4	–	–
• Overseas tax rate differential	0.7	(1.5)	–	–
• Research and development incentives	1.5	1.2	–	–
• Tax losses not brought to account	(9.8)	–	–	–
• Reversal of tax losses previously brought to account	–	(5.5)	–	–
• Income tax related to wholly-owned subsidiaries in the tax-consolidated group	–	–	2.5	3.9
• Recovery of income tax under a tax funding agreement	–	–	(2.5)	(3.9)
• Non deductible expense for employee share options and rights	(0.5)	(0.9)	–	–
• Other	(1.1)	0.2	(0.1)	(1.1)
• Over/(under) provision in prior years	1.8	2.4	(0.6)	–
Total tax expense	(34.4)	(21.9)	(4.1)	(2.9)
Recognised in the income statement				
Current tax expense				
Current year	(36.2)	(18.8)	(3.5)	(2.9)
Adjustments for prior years	1.8	2.4	(0.6)	–
	(34.4)	(16.4)	(4.1)	(2.9)
Deferred tax expense				
Expense on derecognition of tax loss	–	(5.5)	–	–
	–	(5.5)	–	–
Total tax expense in income statement	(34.4)	(21.9)	(4.1)	(2.9)
Attributable to:				
Continuing operations	(34.3)	(21.5)	(4.1)	(2.9)
Discontinued operations	(0.1)	(0.4)	–	–
	(34.4)	(21.9)	(4.1)	(2.9)
Recognised directly in equity:				
Actuarial gains on defined benefit plans	9.3	11.6	–	–
Total	9.3	11.6	–	–

The balance of the consolidated franking account as at 30 June 2007 was $Nil million (2006: $Nil million).

	Consolidated		PaperlinX Limited	
	2007 $m	2006 $m	2007 $m	2006 $m
Note 7. Dividends and distributions				
(a) Dividends on PaperlinX Limited ordinary shares				
Interim dividend paid:				
• 5 cents per share paid on 5 April 2007, Nil% franked at a rate of 30% tax rate on fully paid shares (2)	22.4	–	22.4	–
• 5.5 cents per share paid on 5 April 2006, Nil% franked at a 30% tax rate on fully paid shares (1)	–	24.6	–	24.6
Final dividend paid:				
• 4.5 cents per share paid on 13 October 2006, Nil% franked at a 30% tax rate on fully paid shares (1)	20.1	–	20.1	–
• 12 cents per share paid on 28 September 2005, Nil% franked at a 30% tax rate on fully paid shares (1)	–	53.5	–	53.5
	42.5	78.1	42.5	78.1

(1) Paid out of profits measured in accordance with Australian Accounting Standards and other financial reporting requirements applicable for the year ended 30 June 2006.

(2) Paid out of profits measured in accordance with Australian equivalents to International Financial Reporting Standards and issued by the Australian Accounting Standards Board and the financial reporting requirements applicable for the year ended 30 June 2007.

PaperlinX Limited has declared a dividend, at the date of this report, on ordinary shares payable 26 September 2007 – 6.0 cents per share, unfranked on fully paid shares. This dividend has not been provided for in the accounts as at 30 June 2007.

It is expected that the interim dividend in respect of the year ending 30 June 2008 will be unfranked.

(b) Distributions on PaperlinX step-up preference securities				
• Rate of 9.04% for the period 30 March 2007 to 30 June 2007, inclusive (1)	6.6	–	–	–
	6.6	–	–	–

(1) This distribution was provided for at 30 June 2007 and paid on 2 July 2007. The distribution rate for the period 30 June 2007 to 31 December 2007 is 8.97 per cent.

	Consolidated		PaperlinX Limited	
	2007 $m	2006 $m	2007 $m	2006 $m
Note 8. Cash and cash equivalents				
Cash on hand and at bank	328.0	387.0	–	–
Deposits at call	120.8	68.1	–	–
Total cash and cash equivalents	448.8	455.1	–	–
Note 9. Trade and other receivables				
Trade debtors	1,507.5	1,460.6	–	–
Provision for impairment losses	(74.1)	(57.2)	–	–
Net trade debtors	1,433.4	1,403.4	–	–
Other debtors	87.6	82.6	0.3	3.1
Prepayments	43.0	55.8	–	–
Amounts owing from subsidiaries	–	–	0.5	–
Total trade and other receivables	1,564.0	1,541.8	0.8	3.1

	Consolidated		PaperlinX Limited	
	2007 $m	2006 $m	2007 $m	2006 $m

Note 10. Inventories

	2007 $m	2006 $m	2007 $m	2006 $m
At cost:				
Raw materials and stores	101.2	101.3	–	–
Provision for impairment losses	(9.7)	(8.8)	–	–
Net raw materials and stores	91.5	92.5	–	–
Work in progress	15.9	15.8	–	–
Finished goods	752.3	756.4	–	–
Provision for impairment losses	(20.6)	(20.7)	–	–
Net finished goods	731.7	735.7	–	–
At net realisable value:				
Finished goods	22.1	20.1	–	–
Total inventories	861.2	864.1	–	–

Note 11. Assets and liabilities held for sale

The assets and liabilities held for sale relate to part of the Merchanting and Paper Trading business purchased in Canada during the previous year, which were required to be sold as a condition of the regulatory approval of the total acquisition. The sale was concluded in October 2006.

	Consolidated	
	2007 $m	2006 $m
Results from discontinued operations:		
Revenue – sales of goods	25.2	29.5
Profit before depreciation, impairment, amortisation, net interest and tax		
• Operating activity	0.4	1.3
• Profit on disposal	0.8	–
	1.2	1.3
Profit before net interest and tax		
• Operating activity	0.4	1.3
• Profit on disposal	0.8	–
	1.2	1.3
Net interest		
• Operating activity	(0.5)	(0.2)
• Profit on disposal	–	–
	(0.5)	(0.2)
Profit before tax		
• Operating activity	(0.1)	1.1
• Profit on disposal	0.8	–
	0.7	1.1
Tax expense		
• Operating activity	(0.1)	(0.4)
• Profit on disposal	–	–
	(0.1)	(0.4)
Profit for the period		
• Operating activity	(0.2)	0.7
• Profit on disposal	0.8	–
	0.6	0.7

	Consolidated 2007 $m	Consolidated 2006 $m
Note 11. Assets and liabilities held for sale (continued)		
Effect of the disposal on individual assets and liabilities of the consolidated entity		
Assets		
• Trade and other receivables	9.5	11.3
• Inventories	5.5	7.9
• Property, plant and equipment	0.4	0.4
	15.4	19.6
Liabilities		
• Trade and other payables	(0.3)	(0.9)
Net identifiable assets and liabilities	15.1	18.7
Consideration		
• Received in cash	15.9	–
	15.9	–
Profit on disposal before tax	0.8	–

During the year ended 30 June 2007, the component of the Canadian business held for sale had cash inflows from operating activities of $3.4 million (2006: $0.8 million), cash outflows from investing activities of $Nil million and cash flows from financing activities of $Nil million.

	Consolidated 2007 $m	Consolidated 2006 $m	PaperlinX Limited 2007 $m	PaperlinX Limited 2006 $m
Note 12. Receivables				
Other debtors	17.7	8.9	–	–
Total receivables	17.7	8.9	–	–
Note 13. Investments				
Shares in controlled entities – refer Note 42				
• At cost	–	–	1,912.1	1,912.1
Total investment in shares in controlled entities	–	–	1,912.1	1,912.1
Shares in other companies				
– Not listed on stock exchanges:				
• At cost	13.3	14.1	–	–
Total investment in other companies	13.3	14.1	–	–
Total investments	13.3	14.1	1,912.1	1,912.1

	Consolidated		PaperlinX Limited	
	2007 $m	2006 $m	2007 $m	2006 $m

Note 14. Property, plant and equipment

	2007 $m	2006 $m	2007 $m	2006 $m
Land:				
• At cost	70.3	77.1	–	–
• Accumulated impairment losses	(2.3)	(2.4)	–	–
Total net land	68.0	74.7	–	–
Land improvements:				
• At cost	12.7	11.4	–	–
• Accumulated depreciation and impairment losses	(3.3)	(3.1)	–	–
Total net land improvements	9.4	8.3	–	–
Buildings:				
• At cost	363.2	382.5	–	–
• Accumulated depreciation and impairment losses	(171.0)	(169.4)	–	–
Total net buildings	192.2	213.1	–	–
Plant and equipment:				
• At cost [1]	2,061.5	1,926.4	–	–
• Accumulated depreciation and impairment losses	(1,264.8)	(1,232.1)	–	–
Total net plant and equipment	796.7	694.3	–	–
Leased assets:				
• Finance leases	1.3	1.4	–	–
• Accumulated amortisation and impairment losses	(1.0)	(1.0)	–	–
Total net leased assets	0.3	0.4	–	–
Total property, plant and equipment	1,066.6	990.8	–	–

(1) Included in cost is amounts relating to assets under construction which are not subject to depreciation.

The reconciliation of the movement in each class of property, plant and equipment is as follows:

	2007 $m	2006 $m	2007 $m	2006 $m
Land:				
Balance at beginning of year				
Cost	77.1	77.6	–	–
Accumulated impairment losses	(2.4)	(2.3)	–	–
Net balance at beginning of year	74.7	75.3	–	–
Disposals [2]	(4.5)	(6.3)	–	–
Acquisition of subsidiaries/businesses [3]	–	0.2	–	–
Foreign currency movements	(4.3)	5.0	–	–
Transfers	2.1	0.5	–	–
Net balance at end of year	68.0	74.7	–	–
Land improvements:				
Balance at beginning of year				
Cost	11.4	9.3	–	–
Accumulated depreciation and impairment losses	(3.1)	(2.9)	–	–
Net balance at beginning of year	8.3	6.4	–	–
Additions [1]	1.3	2.2	–	–
Depreciation	(0.2)	(0.3)	–	–
Net balance at end of year	9.4	8.3	–	–

	Consolidated		PaperlinX Limited	
	2007 $m	2006 $m	2007 $m	2006 $m
Note 14. Property, plant and equipment (continued)				
Buildings:				
Balance at beginning of year				
Cost	382.5	389.3	–	–
Accumulated depreciation and impairment losses	(169.4)	(158.4)	–	–
Net balance at beginning of year	213.1	230.9	–	–
Additions [1]	5.2	3.9	–	–
Disposals [2]	(6.5)	(24.1)	–	–
Depreciation	(10.0)	(11.3)	–	–
Acquisition of subsidiaries/businesses [3]	–	5.1	–	–
Disposal of subsidiaries/businesses [4]	(0.4)	–	–	–
Transfers	(1.4)	(1.2)	–	–
Foreign currency movements	(7.8)	9.8	–	–
Net balance at end of year	192.2	213.1	–	–
Plant and equipment:				
Balance at beginning of year				
Cost	1,926.4	1,779.4	–	–
Accumulated depreciation and impairment losses	(1,232.1)	(1,107.0)	–	–
Net balance at beginning of year	694.3	672.4	–	–
Additions [1]	185.2	91.0	–	–
Disposals [2]	(2.4)	(2.6)	–	–
Depreciation	(73.7)	(73.2)	–	–
Acquisition of subsidiaries/businesses [3]	4.3	4.4	–	–
Disposal of subsidiaries/businesses [4]	(0.9)	–		
Transfers	(0.3)	0.2	–	–
Transfers to computer software	(4.1)	(0.7)	–	–
Foreign currency movements	(5.7)	2.8	–	–
Net balance at end of year	796.7	694.3	–	–
Leased assets:				
Balance at beginning of year				
Cost	1.4	0.4	–	–
Accumulated amortisation and impairment losses	(1.0)	(0.2)	–	–
Net balance at beginning of year	0.4	0.2	–	–
Transfers	–	0.5	–	–
Amortisation	(0.1)	(0.2)	–	–
Additions [1]	0.1	–	–	–
Disposals [2]	(0.1)	(0.1)	–	–
Net balance at end of year	0.3	0.4	–	–

(1) The total additions included above are $191.8 million (2006: $97.1 million).
(2) The total disposals included above are $13.5 million (2006: $33.1 million).
(3) The total acquisitions of property, plant and equipment of subsidiaries/businesses included above are $4.3 million (2006: $9.7 million).
(4) The total disposals of property, plant and equipment of subsidiaries/businesses included above is $1.3 million (2006: $Nil million).

	Consolidated		PaperlinX Limited	
	2007 $m	2006 $m	2007 $m	2006 $m
Note 15. Intangible assets				
Goodwill at cost	343.4	344.9	–	–
Computer software at cost	168.0	154.9	–	–
Accumulated amortisation and impairment losses	(120.6)	(105.5)	–	–
	47.4	49.4	–	–
Brand names at cost	24.9	25.8	–	–
Other at cost	2.8	2.0	–	–
Accumulated amortisation and impairment losses	(0.6)	(0.5)	–	–
	2.2	1.5	–	–
Total intangible assets	417.9	421.6	–	–
The reconciliation of the movement in each class of intangible assets is as follows:				
Goodwill at cost: (1) (2)				
Balance at beginning of year	344.9	316.7	–	–
Acquisition of subsidiaries/businesses	14.4	9.1	–	–
Foreign currency movements	(18.2)	15.2	–	–
Additions (4)	1.6	–	–	–
Other	0.7	3.9	–	–
Balance at end of year	343.4	344.9	–	–
Computer software: (1) (3)				
Balance at beginning of year				
Cost	154.9	147.2	–	–
Accumulated amortisation and impairment losses	(105.5)	(85.0)	–	–
Net balance at beginning of year	49.4	62.2	–	–
Amortisation	(16.9)	(19.7)	–	–
Acquisition of subsidiaries/businesses	0.2	–	–	–
Disposal of subsidiaries/businesses	(0.2)	–	–	–
Transfers from plant and equipment	4.1	0.7	–	–
Foreign currency movements	(1.3)	1.3	–	–
Additions (4)	12.1	4.9	–	–
Net balance at end of year	47.4	49.4	–	–
Brand names at cost: (1) (2)				
Balance at beginning of year	25.8	24.7	–	–
Foreign currency movements	(1.2)	1.1	–	–
Additions (4)	0.3	–	–	–
Balance at end of year	24.9	25.8	–	–
Other: (1) (2)				
Balance at beginning of year				
Cost	2.0	0.6	–	–
Accumulated amortisation and impairment losses	(0.5)	(0.5)	–	–
Net balance at beginning of year	1.5	0.1	–	–
Additions (4)	0.9	–	–	–
Acquisition of subsidiaries/businesses	–	1.2	–	–
Amortisation	(0.1)	–	–	–
Foreign currency movements	(0.1)	0.2	–	–
Net balance at end of year	2.2	1.5	–	–

(1) All intangibles are analysed on a cash generating unit basis. An impairment test is undertaken annually or otherwise when there is an impairment trigger based on value in use calculations. These calculations use cash flow projections based on expected operating results over the estimated remaining life of the assets within each cash generating unit. A pre-tax discount rate of 9.5 per cent has been used in discounting the projected cash flow and a nil growth rate has been applied in calculating the projected cash flows.

(2) Goodwill, brand names and other intangibles all relate to the Paper Merchanting business.

(3) Computer software relates to all businesses.

(4) The total additions included above are $14.9 million (2006: $4.9 million).

	Consolidated		PaperlinX Limited	
	2007 $m	2006 $m	2007 $m	2006 $m
Note 16. Deferred tax assets				
Deferred tax assets [1]	52.9	74.4	–	–
Total deferred tax assets	52.9	74.4	–	–
Deferred tax assets comprise of the following:				
Provisions and employee benefits	43.5	52.4	–	–
Accrued expenses not claimed	1.5	0.6	–	–
Expenses capitalised	–	0.7	–	–
Other items	4.5	13.6	–	–
Tax losses [2]	3.4	7.1	–	–
	52.9	74.4	–	–

(1) All movements in temporary differences have been recorded in the income statement.

(2) Potential further future income tax benefits of the consolidated entity relating to accumulated tax losses at June 30 2007 of $90.3 million (2006: $87.3 million) were not recognised on the basis that it is not probable that future taxable profit will be available against which the consolidated entity can use the benefit.

	Consolidated		PaperlinX Limited	
	2007 $m	2006 $m	2007 $m	2006 $m
Note 17. Trade and other payables				
Trade creditors	975.8	930.1	–	–
Other creditors	281.0	242.8	0.6	–
Amounts owing to subsidiaries	–	–	198.7	211.6
Total trade and other payables	1,256.8	1,172.9	199.3	211.6
Note 18. Loans and borrowings				
Unsecured loans and borrowings: [1]				
• Bank overdrafts [2]	–	1.2	–	–
• Bank borrowings [3]	490.4	214.9	–	–
• CAD notes [4]	3.4	3.7	–	–
• Other loans	0.8	1.4	–	–
Finance lease liabilities	0.3	0.5	–	–
Total loans and borrowings	494.9	221.7	–	–

(1) Unsecured loans and borrowings are shown net of capitalised borrowing costs of $1.9 million, (2006: $2.1 million), where applicable.

(2) The consolidated entity has committed bank overdraft facilities to a maximum $15.4 million (2006: $27.1 million). As at 30 June 2007, the unused portions of the facilities were $15.4 million (2006: $25.9 million). The bank overdrafts are payable on demand and are subject to annual review.

(3) Relates to the following bank borrowings excluding the impact of capitalised borrowing costs:

- *$133.9 million (2006: $148.3 million) drawn under a USD 115 million facility maturing in February 2008 (2006: USD 115 million facility maturing in February 2007).*
- *$248.3 million (2006: $212.1 million) drawn under a USD 209 million facility maturing in February 2008 (2006: USD 300 million). The comparative amount is shown in Note 23.*
- *$52.8 million (2006: $Nil million) drawn under a USD 42 million facility maturing in February 2008 (2006: USD $Nil million).*
- *$4.3 million (2006 $Nil million) drawn under a CAD 10 million facility maturing in May 2008.*
- *$1.7 million (2006: $4.8 million) drawn under a SGD 20 million facility maturing in March 2008.*
- *$23.1 million (2006: $24.7 million) drawn under a NZD 45 million facility maturing in November 2007.*
- *$3.4 million (2006: $2.8 million) drawn under a MYR 12 million facility maturing in April 2008.*
- *$Nil million (2006: $Nil million) drawn under a MYR 9.5 million facility maturing in December 2007.*
- *$24.8 million (2006: $36.4 million) drawn under various other facilities.*

(4) Relates to $3.4 million (2006: $3.7 million) being CAD 3 million of the CAD 15 million Senior Unsecured Notes detailed in Note 23.

	Consolidated		PaperlinX Limited	
	2007 $m	2006 $m	2007 $m	2006 $m
Note 19. Income tax payable				
Income tax	5.1	9.6	3.4	1.3
Total income tax payable	5.1	9.6	3.4	1.3
Note 20. Employee benefits				
Employee benefits	47.1	41.4	–	–
Total employee benefits	47.1	41.4	–	–
Note 21. Provisions				
Dividend payable [1]	–	–	–	–
Distribution payable [2]	6.6	–	–	–
Acquisition restructuring provision [3]	–	–	–	–
Other [4]	12.5	13.8	–	–
Total Provisions	19.1	13.8	–	–
(1) The reconciliation of the movement in the provision for dividend payable on PaperlinX Limited ordinary shares is as follows:				
Balance at beginning of year	–	–	–	–
Provided during the year	42.5	78.1	42.5	78.1
Paid during the year – cash	(33.8)	(77.8)	(33.8)	(77.8)
Paid during the year – non cash	(8.7)	(0.3)	(8.7)	(0.3)
	–	–	–	–
(2) The reconciliation of the movement in the provision for distribution payable on PaperlinX step-up preference securities is as follows:				
Balance at beginning of year	–	–	–	–
Provided during the year	6.6	–	–	–
	6.6	–	–	–
(3) The reconciliation of the movement in the acquisition restructuring provision is as follows:				
Balance at beginning of year	–	0.4	–	–
Paid during the year	–	(0.4)	–	–
	–	–	–	–
(4) The reconciliation of the movement in other provisions is as follows:				
Balance at beginning of year	13.8	19.4	–	–
Provided during the year	1.8	4.5	–	–
Paid during the year	(3.4)	(4.4)	–	–
Transfers	(1.6)	(5.3)	–	–
Acquisition of subsidiaries/businesses	2.1	–	–	–
Foreign currency movements	(0.2)	(0.4)	–	–
	12.5	13.8	–	–
Note 22. Payables				
Other creditors	53.8	93.1	–	–
Total Payables	53.8	93.1	–	–

	Consolidated		PaperlinX Limited	
	2007 $m	2006 $m	2007 $m	2006 $m
Note 23. Loans and borrowings				
Unsecured loans and borrowings: (1)				
• Bank borrowings (2)	109.6	639.2	–	–
• USD notes (3)	144.1	165.0	–	–
• CAD notes (4)	69.3	79.3	–	–
• GBP notes (5)	242.6	253.1	–	–
Finance lease liabilities	0.1	0.1	–	–
Total loans and borrowings	565.7	1,136.7	–	–
Reconciliation of Consolidated Loans and Borrowings				
Current loans and borrowings - refer Note 18	494.9	221.7	–	–
Non-current loans and borrowings - refer above in Note 23	565.7	1,136.7	–	–
Total loans and borrowings (6)	1,060.6	1,358.4	–	–
Cash and cash equivalents – refer Note 8	(448.8)	(455.1)	–	–
Net loans and borrowings	611.8	903.3	–	–

(1) Unsecured loans and borrowings are shown net of capitalised borrowing costs of $0.2 million (2006: $1.8 million), where applicable.

(2) Relates to the following bank borrowings excluding the impact of capitalised borrowings costs:

- *$109.5 million (2006: $639.5 million) drawn under a USD 700 million (2006: USD 815 million) facility maturing USD 115 million in February 2008 (2006: USD 115 million in February 2007), USD 209 million (2006: USD 300 million) in February 2008, USD 42 million (2006: USD Nil) in February 2008 and USD 334 million (2006: USD 400 million) in February 2010. Drawings under this facility incur interest at BBSY plus an applicable credit margin. The current portion of this facility is shown in Note 18.*
- *$0.3 million (2006: $0.8 million) drawn under various other facilities.*

(3) Relates to the following notes:

- *$66.7 million (2006: $76.5 million), being USD 56 million of Senior Unsecured Notes, maturing 2017 at 7.88 per cent, repayments are in equal instalments from 2011 to 2017.*
- *$77.4 million (2006: $88.7 million), being USD 50 million Senior Unsecured Notes, maturing in 2014 at 5.70 per cent, and USD 15.0 million Senior Unsecured Notes, maturing in 2019 at 6.05 per cent.*

(4) $69.3 million (2006: $79.3 million), being CAD 15 million (2006: CAD 18 million) Senior Unsecured Notes, maturing 2012 at 7.59 per cent, repayments are in equal instalments from 2006 to 2012, and CAD 49 million Senior Unsecured Notes, maturing 2017 at 8.01 per cent, repayments are in equal instalments from 2011 to 2017. The current portion of this facility is shown in Note 18.

(5) $242.6 million (2006: $253.6 million), being GBP 57.4 million Senior Unsecured Notes, maturing in 2014 at 6.67 per cent, and GBP 43.8 million Senior Unsecured Notes, maturing in 2019 at 6.48 per cent.

(6) As at 30 June 2007, the unused portions of both current and non-current facilities totalled $342.3 million (2006: $396.6 million).

	Consolidated		PaperlinX Limited	
	2007 $m	2006 $m	2007 $m	2006 $m
Note 24. Deferred tax liabilities				
Deferred income tax	48.9	43.4	–	0.5
Total deferred tax liabilities	48.9	43.4	–	0.5
Deferred tax liabilities comprise of the following:				
Prepayments claimed	–	1.1	–	–
Receivables deferred for tax	–	0.5	–	0.5
Property, plant and equipment	23.5	17.1	–	–
Intangibles	21.9	20.5	–	–
Other	3.5	4.2	–	–
	48.9	43.4	–	0.5

	Consolidated 2007 $m	Consolidated 2006 $m	PaperlinX Limited 2007 $m	PaperlinX Limited 2006 $m
Note 25. Employee benefits				
Employee benefits [1]	37.8	37.3	–	–
Total employee benefits	37.8	37.3	–	–
The aggregate employee benefits at balance date are:				
Current – refer Note 20	47.1	41.4	–	–
Non-current – refer above in Note 25	37.8	37.3	–	–
Total employee benefits	84.9	78.7	–	–

(1) Included in the above employee benefits of the consolidated entity are Directors' retiring allowances of $2.3 million (2006: $2.2 million), which are disclosed in detail in the Directors' Report. These benefits only relate to Non-executive Directors of PaperlinX Limited and are in accordance with the Company's Constitution and with agreements between the Company and individual Directors and have now been frozen. No liability exists for Directors' retiring allowances in respect of Directors in the full-time employment of PaperlinX Limited or its subsidiaries.

	Consolidated 2007 $m	Consolidated 2006 $m	PaperlinX Limited 2007 $m	PaperlinX Limited 2006 $m
Note 26. Provisions				
Other [1]	7.6	10.9	–	–
Total provisions	7.6	10.9	–	–
The aggregate other provisions at balance date are: [2]				
Current – refer Note 21	12.5	13.8	–	–
Non-current – refer above in Note 26	7.6	10.9	–	–
Total other provisions	20.1	24.7	–	–
(1) The reconciliation of the movement in other provisions is as follows:				
Balance at beginning of year	10.9	3.2	–	–
(Released)/provided during the year	(1.2)	3.2	–	–
Paid during the year	(0.3)	(2.5)	–	–
Transfers	0.3	5.3	–	–
Foreign currency movements	(0.3)	1.3	–	–
Acquisition of subsidiaries/businesses	–	0.4	–	–
Disposal of subsidiaries/businesses	(1.8)	–	–	–
	7.6	10.9	–	–

(2) Included in the above aggregate other provisions of the consolidated entity are provisions relating to surplus leased premises of $5.3 million (2006: $5.1 million), and self-insurance for workers compensation in Tasmania and Victoria of $7.6 million (2006: $6.3 million).

	Consolidated 2007 $m	Consolidated 2006 $m	PaperlinX Limited 2007 $m	PaperlinX Limited 2006 $m
Note 27. Deferred income				
Government grants	0.5	–	–	–
Total deferred income	0.5	–	–	–

	Consolidated		PaperlinX Limited	
	2007 $m	2006 $m	2007 $m	2006 $m
Note 28. Issued capital				
Issued and paid-up share capital				
448,737,560 ordinary shares (2006: 446,182,209 ordinary shares)	1,703.5	1,694.2	1,703.5	1,694.2
Employee share plan loans	(2.0)	(2.3)	(2.0)	(2.3)
Total issued capital	1,701.5	1,691.9	1,701.5	1,691.9
Movement in ordinary share capital:				
Balance at beginning of year	1,694.2	1,694.2	1,694.2	1,694.2
180,000 (2006: Nil) shares issued at $3.13 each pursuant to options exercised	0.6	-	0.6	-
32,500 (2006: 10,000) shares issued at $3.32 each pursuant to options exercised	0.1	-	0.1	-
25,000 (2006: Nil) shares issued at $3.50 each pursuant to options exercised	0.1	-	0.1	-
1,585,971 (2006: Nil) shares issued at $3.50 each pursuant to the dividend reinvestment plan for final 2006 dividend	5.5	-	5.5	-
731,880 (2006: Nil) shares issued at $4.09 each pursuant to the dividend reinvestment plan for interim 2007 dividend	3.0	-	3.0	-
Balance at end of year	1,703.5	1,694.2	1,703.5	1,694.2
Movement in employee share plan loans:				
Balance at beginning of year	(2.3)	(2.7)	(2.3)	(2.7)
Repayments	0.3	0.4	0.3	0.4
Balance at end of year	(2.0)	(2.3)	(2.0)	(2.3)

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings.

In the event of winding up of PaperlinX Limited, ordinary shareholders rank after all other shareholders and creditors and are fully entitled to any proceeds of liquidation.

Employee shares

PaperlinX Limited has in prior years issued employee shares at a discount to the market price, on the date of the issue, in accordance with the terms of the Employee Share Purchase Plan as approved by shareholders. Each of the share plan issues is at a varying discount to the market price on the date of the issue in order to comply with the local legislative requirements, and to ensure that the issues in each country are approximately equivalent in value to employees.

The granting of employee shares was generally subject to specific performance criteria being achieved – refer Note 1(7). This plan ceased in 2004 and no future issuances of shares will be made under this plan.

Options

- During the year, the following options over shares were exercised:
  180,000 options, which had been granted on 14 April 2000 at an exercise price of $3.13, were exercised between 30 October 2006 and 27 February 2007. The market price of the shares was between $4.04 and $4.22.
  32,500 options, which had been granted on 20 November 2000 at an exercise price of $3.32, were exercised between 30 October 2006 and 27 February 2007. The market price of the shares was between $4.04 and $4.22.
  25,000 options, which had been granted on 19 April 2001 at an exercise price of $3.50, were exercised on 16 October 2006. The market price of the shares was $3.67.
  This resulted in the aggregate issue of 237,500 shares.
- During the prior year, the following options over shares were exercised:
  10,000 options, which had been granted on 20 November 2000 at an exercise price of $3.32, were exercised on 13 December 2005. The market price of the shares was $3.55.
  This resulted in the aggregate issue of 10,000 shares.
- During the year, the following options lapsed:
  10,000 options, which had been granted on 13 September 2001 at an exercise price of $4.12.
  4,000 options, which had been granted on 20 September 2002 at an exercise price of $5.13.
  75,120 performance options, which had been granted on 22 December 2004 at an exercise price of $4.85.
  111,610 performance options, which had been granted on 2 September 2005 at an exercise price of $2.77.
  30,850 performance options, which had been granted on 5 September 2006 at an exercise price of $3.11.
- During the prior year, the following options lapsed:
  10,000 options, which had been granted on 14 April 2000 at an exercise price of $3.13.
  12,500 options, which had been granted on 20 November 2000 at an exercise price of $3.32.
  210,000 options, which had been granted on 19 April 2001 at an exercise price of $3.50.
  30,400 options, which had been granted on 13 September 2001 at an exercise price of $4.12.
  15,000 options, which had been granted on 13 September 2001 at an exercise price of $4.18.
  26,000 options, which had been granted on 20 September 2002 at an exercise price of $5.13.
  17,610 performance options, which had been granted on 30 November 2004 at an exercise price of $4.85.
  33,880 performance options, which had been granted on 2 September 2005 at an exercise price of $2.77

Note 28. **Issued capital** (continued)

Options

During the year, PaperlinX Limited granted options over ordinary shares as follows:

- Employee Share and Option Plan

  1,121,240 performance options, over 1,121,240 ordinary shares in the grant date of 5 September 2006 at an exercise price of $3.11 per option, which was the weighted average price in the Australian Stock Exchange for the 30 days prior to 30 June 2006.

  150,000 options, over 150,000 ordinary shares on the grant date of 4 September 2006 at an exercise price of $3.11 per option, which was the weighted average price on the Australian Stock Exchange for the 30 days prior to 30 June 2006.

During the prior year, PaperlinX Limited granted options over ordinary shares as follows:

- Employee Share and Option Plan

  1,022,140 performance options over 1,022,140 ordinary shares on the grant date of 2 September 2005 at an exercise price of $2.77 per option, which was the weighted average price on the Australian Stock Exchange for the 30 days prior to 30 June 2005.

  9,720 performance options over 9,720 ordinary shares on the grant date of 2 September 2005 at an exercise price of $4.85 per option, which was the weighted average price on the Australian Stock Exchange for the 30 days prior to 30 June 2004.

  150,000 options over 150,000 ordinary shares on the grant date of 28 February 2006 at an exercise price of $2.77 per option, which was the weighted average price on the Australian Stock Exchange for the 30 days prior to 30 June 2005.

At reporting date, there are 4,354,320 (2006: 3,552,160) unissued shares of PaperlinX Limited which are under option whose exercise is subject to the satisfaction of the terms of the option agreements. The details of the options on issue at balance date are as follows:

285,000 (2006: 465,000)	at	$3.13 at the grant date of 14 April 2000
162,500 (2006: 195,000)	at	$3.32 at the grant date of 20 November 2000
375,000 (2006: 400,000)	at	$3.50 at the grant date of 19 April 2001
218,700 (2006: 228,700)	at	$4.12 at the grant date of 13 September 2001
50,000 (2006: 50,000)	at	$4.18 at the grant date of 13 September 2001
166,000 (2006: 170,000)	at	$5.13 at the grant date of 20 September 2002
150,000 (2006: 150,000)	at	$4.76 at the grant date of 18 June 2003
150,000 (2006: 150,000)	at	$4.64 at the grant date of 26 November 2003
530,080 (2006: 605,200)	at	$4.85 at the grant date of 22 December 2004
876,650 (2006: 988,260)	at	$2.77 at the grant date of 2 September 2005
150,000 (2006: 150,000)	at	$2.77 at the grant date of 28 February 2006
1,090,390 (2006: Nil)	at	$3.11 at the grant date of 5 September 2006
150,000 (2006: Nil)	at	$3.11 at the grant date of 4 September 2006

	Consolidated	
	2007 Number	**2006 Number**
Outstanding at the beginning of the period	3,552,160	2,735,690
Lapsed during the period	(231,580)	(355,390)
Granted during the period	1,271,240	1,181,860
Exercised	(237,500)	(10,000)
Outstanding at the end of the period	4,354,320	3,552,160

The weighted average exercise price for options at the end of the financial year was $3.53 (2006: $3.67).

Employee share plan loans

Loans to executive directors, officers and employees in the full-time employment of the consolidated entity are made in accordance with a scheme to provide financial assistance to enable executive directors and employees of the consolidated entity to purchase shares in PaperlinX Limited as approved by PaperlinX Limited shareholders. These loans are interest free and are reduced either by the dividends paid on the shares so issued or in certain instances in accordance with an agreed schedule of repayments which does not exceed three years.

	Consolidated		PaperlinX Limited	
	2007 $m	2006 $m	2007 $m	2006 $m
Note 29. Reserves				
Reserve for own shares				
Balance at beginning of year	(9.7)	(9.7)	–	–
Balance at end of year	(9.7)	(9.7)	–	–
Exchange fluctuation reserve				
Balance at beginning of year	(35.3)	(62.0)	–	–
Exchange fluctuation on translation of overseas subsidiaries	(42.9)	26.7	–	–
Balance at end of year	(78.2)	(35.3)	–	–
Total reserves	(87.9)	(45.0)	–	–

Nature and purpose of reserves

Reserve for own shares

The reserve for own shares represents the value of shares held by an equity compensation plan that the consolidated entity is required to include in the consolidated financial statements. This reserve will be reversed against share capital when the underlying shares vest in the employee. No gain or loss is recognised in profit or loss on the purchase, sale issue or cancellation of the consolidated entity's own equity instruments. The number of shares purchased is disclosed in Note 39.

Exchange fluctuation reserve

The translation reserve records the foreign currency differences arising from the translation of the financial statements of foreign subsidiaries and the impact of transactions that hedge the company's net investment in a foreign operation, net of tax. Refer to Note 1(12).

	Consolidated		PaperlinX Limited	
	2007 $m	2006 $m	2007 $m	2006 $m
Note 30. Retained profits				
Balance at beginning of year	(38.2)	(58.1)	9.9	59.2
Adjustment to comply with AASB 139 Financial Instruments: Recognition and Measurement	–	(0.3)	–	–
Net profit attributable to equity holders of PaperlinX Limited	80.1	65.4	41.3	28.8
Employee share options and rights	1.6	2.9	–	–
Actuarial gains on defined benefit plans	20.6	30.0	–	–
Dividends paid on PaperlinX Limited ordinary shares	(42.5)	(78.1)	(42.5)	(78.1)
Distributions provided on PaperlinX step-up preference securities	(6.6)	–	–	–
Total retained profits	15.0	(38.2)	8.7	9.9
Note 31. PaperlinX step-up preference securities				
Balance at beginning of year	–	–	–	–
Proceeds on issue	285.0	–	–	–
Issue costs	(8.6)	–	–	–
Total PaperlinX step-up preference securities	276.4	–	–	–

The PaperlinX SPS Trust was established during the year for the purpose of issuing a new security called PaperlinX Step-up Preference Securities (PSPS). The PSPS are perpetual, preferred units in the PaperlinX SPS Trust and on 30 March 2007, 2,850,000 PSPS were issued at an issue price of $100 per security raising $285 million. The PSPS are listed on the ASX under 'PXUPA'.

Distributions on the PSPS are at the discretion of the Trustee and are paid on a floating rate, unfranked, non-cumulative, discretionary and semi-annual basis. Distributions are therefore only paid after declaration by the Trustee. If a distribution is not paid in full, the distribution does not accumulate and may never be paid on the PSPS. If a distribution is not paid in full, PaperlinX Limited will be prohibited from paying dividends or making other distributions on any class of its share capital until such time as scheduled distributions are paid by the Trust. The first distribution date for the PSPS was 30 June 2007 and the amount provided at that date was paid on 2 July 2007 and is scheduled on a six monthly basis thereafter. The distribution rate is the 180 day bank bill swap rate plus a margin of 2.40 per cent. The first periodic remarketing date is 30 June 2012 and provides the issuer with the following options:

- conduct a remarketing process to establish a new margin and add or adjust such other terms of the PaperlinX SPS as it may request, to apply until the next remarketing date;
- realise PaperlinX SPS (redeem for cash, exchange for PaperlinX Limited ordinary shares or resell to a third party); or
- begin paying distributions at the step-up margin on the PaperlinX SPS.

	Consolidated 2007 $m	Consolidated 2006 $m	PaperlinX Limited 2007 $m	PaperlinX Limited 2006 $m

Note 32. Minority interest

	Consolidated 2007 $m	Consolidated 2006 $m	PaperlinX Limited 2007 $m	PaperlinX Limited 2006 $m
Issued capital	0.1	–	–	–
Total minority interest	0.1	–	–	–

Note 33. Capital expenditure commitments

	Consolidated 2007 $m	Consolidated 2006 $m	PaperlinX Limited 2007 $m	PaperlinX Limited 2006 $m
Capital expenditure contracted but not provided for:				
• Not later than one year	101.2	52.5	–	–
• Later than one year but not later than five years	0.3	–	–	–
Total capital expenditure commitments	101.5	52.5	–	–

Note 34. Lease commitments

	Consolidated 2007 $m	Consolidated 2006 $m	PaperlinX Limited 2007 $m	PaperlinX Limited 2006 $m
Finance lease liability				
Lease expenditure contracted and provided for:				
• Not later than one year	0.1	0.3	–	–
• Later than one year but not later than five years	0.3	0.3	–	–
Minimum lease payments	0.4	0.6	–	–
Less: Future finance charges	–	–	–	–
Total finance lease liability	0.4	0.6	–	–
Current lease liabilities – refer Note 18	0.3	0.5	–	–
Non-current lease liabilities – refer Note 23	0.1	0.1	–	–
Total finance lease liability	0.4	0.6	–	–

The consolidated entity enters into finance leases from time to time in relation to plant and equipment. At the end of the lease term, the consolidated entity has the option to purchase the plant and equipment at a price established at the time of entering the lease.

	Consolidated 2007 $m	Consolidated 2006 $m	PaperlinX Limited 2007 $m	PaperlinX Limited 2006 $m
Operating lease commitments				
Lease expenditure contracted but not provided for:				
• Not later than one year	89.5	93.5	–	–
• Later than one year but not later than five years	228.4	187.3	–	–
• Later than five years	154.4	124.2	–	–
Total operating lease commitments	472.3	405.0	–	–

The consolidated entity enters into operating leases from time to time in relation to property, plant and equipment. The major component relates to the leases of buildings. Leases generally provide the consolidated entity with a right of renewal at which time all terms are renegotiated.

Lease payments comprise a base amount plus an incremental contingent rental. Contingent rentals are based on the relevant index or operating criteria.

	Consolidated		PaperlinX Limited	
	2007 $m	2006 $m	2007 $m	2006 $m
Note 35. Other expenditure commitments				
Expenditure contracted but not provided for covering supplies and services to be provided:				
• Not later than one year	41.9	47.6	–	–
• Later than one year but not later than five years	106.8	109.6	–	–
• Later than five years	159.2	160.2	–	–
Total other expenditure commitments	307.9	317.4	–	–
Note 36. Contingent liabilities				
Contingent liabilities arising in respect of related bodies corporate:				
• Bank guarantees (government)	–	–	8.9	9.6
• Bank guarantees (trade)	12.5	7.3	4.1	–
• Loan guarantees	–	–	459.4	501.9
Total contingent liabilities	12.5	7.3	472.4	511.5

The bank guarantees (government), the beneficiaries of which are government departments, are in relation to the specific requirement of self-insurance licence for workers compensation in Australia.

The bank guarantees (trade), the beneficiaries of which are third parties, are primarily in relation to the importation of products.

The loan guarantees of $459.4 million (2006: $501.9 million) relate to the following items:

- $66.7 million (2006: $76.5 million), being USD 56.0 million Senior Unsecured Notes issued by subsidiary companies.
- $72.7 million (2006: $83.0 million), being CAD 64.0 million (2006: CAD 67.0 million) Senior Unsecured Notes issued by subsidiary companies.
- $77.4 million (2006: $88.7 million), being USD 65.0 million Senior Unsecured Notes issued by subsidiary companies.
- $242.6 million (2006: $253.6 million), being GBP 101.2 million Senior Unsecured Notes issued by subsidiary companies.

Capital expenditure is incurred annually to enhance environmental performance. There can be no assurance that material new expenditure will not be required as a result of new information or regulatory requirements with respect to known sites or identification of new remedial obligations at other sites.

Under the terms of the ASIC Class Order 98/1418 dated 13 August 1998 (as amended) PaperlinX Limited and certain subsidiaries have entered into approved deeds for the cross guarantee of liabilities with those subsidiaries identified in Note 42.

	Consolidated		PaperlinX Limited	
	2007 $m	2006 $m	2007 $m	2006 $m
Note 37. Auditors' remuneration				
Amounts received or due and receivable for audit services by:				
• Auditors of the Company	4.660	4.675	–	–
Amounts received or due and receivable for other services by:				
• Auditors of the Company				
Other assurance services	0.085	0.040	–	–
Taxation services	0.206	0.188	–	–
Other services	0.197	0.029	–	–
Divestment advisory services	–	0.545	–	–
Total auditors' remuneration	5.148	5.477	–	–

The auditors of the Company are KPMG. From time to time, KPMG provides other services to the Company, which are subject to the corporate governance procedures adopted by the Company which encompass the restriction of non-audit services provided by the auditor of the Company, the selection of service providers and the setting of their remuneration. The guidelines adopted by KPMG for the provision of other services are designed to ensure their statutory independence is not compromised. In the current year, the Company has engaged the services of other accounting firms to perform a variety of non-audit assignments.

Note 38. Key management personnel

The following were key management personnel of the consolidated entity at any time during the reporting period and unless otherwise indicated, were key management personnel for the entire period. In accordance with disclosure requirements, Non-Executive Directors are deemed to be key management personnel.

1 Non-Executive Directors	
D E Meiklejohn	Chairman
A F Guy	Director
J W Hall	Director (appointed 16 May 2007)
B J Jackson	Director
N L Scheinkestel	Director
D A Walsh	Director
L J Yelland	Director
2 Executive Directors	
T P Park	Managing Director & Chief Executive Officer
3 Executives	
C B Creighton	President North America
E de Voogd	Chief Executive Officer PaperlinX Europe
M J Fothergill	Group General Manager Merchanting Australasia
D M Goldthorp	Former Executive General Manager Corporate Development (resigned 1 July 2006)
J A Henneberry	Executive General Manager Australian Paper
D M Lamont	Chief Financial Officer
R F O'Brien	Executive General Manager Human Resources

Key management personnel compensation for the period is as follows:

	Consolidated		PaperlinX Limited	
	2007 $	2006 $	2007 $	2006 $
Short-term benefits	9,461,239	8,461,853	–	–
Post-employment benefits	1,103,795	1,142,460	–	–
Equity plans	1,091,351	494,180	–	–
Termination benefits	172,500	1,113,172	–	–
	11,828,885	11,211,665	–	–

(b) Individual directors and executives' compensation contracts

Disclosures of remuneration policies, service contracts and details of remuneration, are included in the Remuneration Report as set out on pages 36 to 43 of the Directors' Report.

(c) Maximum potential shares – executive Directors and executives

The maximum number of shares that may be earned under the Long Term Incentive Plan (comprising the performance share plan and the performance rights plan) by executive Directors and executives over a specified period subject to the satisfaction of specified performance criteria is as follows:

	Maximum potential entitlement		
	At 1 July 2006	Movement [1]	At 30 June 2007
Executive Directors			
T P Park	1,080,645	(325,075)	755,570
Executives			
C B Creighton	134,160	40,430	174,590
E de Voogd	148,530	38,030	186,560
M J Fothergill	130,870	31,180	162,050
D M Goldthorp [3]	142,400	(142,400)	–
J A Henneberry	–	73,110	73,110
D M Lamont	–	110,140	110,140
R F O'Brien	115,890	28,010	143,900

In the year ended 30 June 2007, none of those shares were vested to any executive Director or executive.

Note 38. Key management personnel (continued)

	Maximum potential entitlement		
	At 1 July 2005	Movement [1]	At 30 June 2006
Executive Directors			
T P Park	690,215	390,430	1,080,645
D G Abotomey [2]	195,360	(195,360)	-
Executives			
C B Creighton	162,560	(28,400)	134,160
E de Voogd	168,873	(20,343)	148,530
M J Fothergill	158,420	(27,550)	130,870
D M Goldthorp [3]	169,980	(27,580)	142,400
D M Lamont	–	–	–
R F O'Brien	152,560	(36,670)	115,890

(1) Includes performance shares/rights that have lapsed as at the respective balance date.

(2) Resigned as a Director effective 31 December 2005 and employment ceased 8 July 2006.

(3) Employment ceased 1 July 2006.

(d) Loans to key management personnel and their related parties

PaperlinX Limited has not made any loan to any key management personnel and their related parties other than those in accordance with the terms of the Employee Share Purchase Plan – Refer Note 28. No individual loan is greater than $100,000.

The reconciliation of the aggregate movement in the Employee Share Purchase Plan loans to the key management personnel of the company and the consolidated entity is as follows:

	At 1 July 2006 $	Repayments $	At 30 June 2007 $
Executive Directors	–	–	–
Executives (number included at the end of the year 1)	29,549	(2,409)	27,140

	At 1 July 2005 $	Repayments $	At 30 June 2006 $
Executive Directors (number included at the end of the year 0)	530	(530)	–
Executives (number included at the end of the year 2)	33,248	(3,699)	29,549

Note 38. **Key management personnel** (continued)

(e) Shareholdings of key management personnel

The reconciliation of the movement in the relevant interest in the share capital of PaperlinX Limited, held by key management personnel, excluding the potential entitlement amounts listed above, is as follows:

	At 1 July 2006	Purchased	Ceased employment	Earned as remuneration	Exercise of options	At 30 June 2007	Shares held nominally 30 June 2007
Directors							
D E Meiklejohn	67,612	30,000	–	–	–	97,612	–
T P Park	70,000	30,000	–	–	–	100,000	–
D G Abotomey [1]	63,456	–	(63,456)	–	–	–	–
A F Guy	58,256	21,792	–	–	–	80,048	–
J W Hall [2]	–	7,000	–	–	–	7,000	–
B J Jackson	40,980	–	–	–	–	40,980	–
N L Scheinkestel	36,360	2,572	–	–	–	38,932	–
D A Walsh	20,898	10,000	–	–	–	30,898	–
L J Yelland	32,672	2,788	–	–	–	35,460	–
Executives							
C B Creighton	76,700	–	–	–	–	76,700	–
E de Voogd	–	–	–	–	–	–	–
M J Fothergill	–	–	–	–	–	–	–
D M Goldthorp [3]	64,726	–	(64,726)	–	–	–	–
J A Henneberry	–	–	–	–	–	–	–
D M Lamont	–	–	–	–	–	–	–
R F O'Brien	5,000	–	–	–	–	5,000	–
Total:	536,660	104,152	(128,182)	–	–	512,630	–

No shares were granted to key management personnel during the reporting period as compensation.

	At 1 July 2005	Purchased	Ceased employment	Earned as remuneration	Exercise of options	At 30 June 2006	Shares held nominally 30 June 2006
Directors							
D E Meiklejohn	47,612	20,000	–	–	–	67,612	–
T P Park	40,000	30,000	–	–	–	70,000	–
D G Abotomey [1]	63,456	–	–	–	–	63,456	–
A F Guy	52,848	5,408	–	–	–	58,256	–
B J Jackson	26,315	14,665	–	–	–	40,980	–
N L Scheinkestel	36,360	–	–	–	–	36,360	–
D A Walsh	20,898	–	–	–	–	20,898	–
L J Yelland	19,304	13,368	–	–	–	32,672	–
Executives							
C B Creighton	76,700	–	–	–	–	76,700	–
E de Voogd	–	–	–	–	–	–	–
M J Fothergill	–	–	–	–	–	–	–
D M Goldthorp	64,726	–	–	–	–	64,726	–
D M Lamont	–	–	–	–	–	–	–
R F O'Brien	–	5,000	–	–	–	5,000	–
Total:	448,219	88,441	–	–	–	536,660	–

(1) Resigned as a Director effective 31 December 2005 and employment ceased 8 July 2006.
(2) Appointed 16 May 2007.
(3) Employment ceased 1 July 2006.

Note 38. Key management personnel (continued)

(f) Options holdings of key management personnel

The options are exercisable subject to the satisfaction of the terms of the option agreement – Refer Note 28.

The reconciliation of the movement in the equity compensation in the form of options for the key management personnel for the year is as follows:

	Maximum potential entitlement			
	At 1 July 2006	Granted as compensation (1) (2)	At 30 June 2007	Vested and exercisable at 30 June 2007
Executive Directors				
T P Park	200,000	–	200,000	–
Executives				
C B Creighton	155,740	26,950	182,690	66,300
E de Voogd	249,030	25,350	274,380	150,000
M J Fothergill	137,250	20,780	158,030	50,000
D M Goldthorp	269,940	(269,940) (6)	–	–
J A Henneberry	–	198,740	198,740	–
D M Lamont	150,000	73,430	223,430	–
R F O'Brien	227,260	18,680	245,940	150,000

	Maximum potential entitlement			
	At 1 July 2005	Granted as compensation (1) (2)	At 30 June 2006	Vested and exercisable at 30 June 2006
Executive Directors				
T P Park	90,280	109,720	200,000	–
D G Abotomey (3) (4)	276,790	(41,790) (5)	235,000	235,000
Executives				
C B Creighton	100,490	55,250	155,740	66,300
E de Voogd	186,850	62,180	249,030	–
M J Fothergill	82,810	54,440	137,250	50,000
D M Goldthorp	208,330	61,610	269,940	175,000
D M Lamont	–	150,000	150,000	–
R F O'Brien	177,520	49,740	227,260	150,000

(1) The details of options granted during the year are detailed in Note 28.
(2) Includes performance options that have lapsed as at 30 June.
(3) Options issued prior to being appointed a Director.
(4) Resigned as a Director effective 31 December 2005 and employment ceased 8 July 2006.
(5) Lapsed upon termination of employment.
(6) Lapsed 94,940 on termination of employment on 1 July 2006 and subsequently exercised 175,000.

Note 39. Employee share options and plans

The consolidated entity maintains an Employee Share and Option Plan (ESOP).

The ESOP includes the following performance plans:

- Performance Share Plan
- Performance Rights Plan
- Performance Options Plan

All shares issued under the ESOP on exercise of options or termination of employment and all options granted under the ESOP are detailed in Note 28.

Performance Share Plan

PaperlinX Limited has offered to certain senior management, the ability to receive shares for $Nil consideration at a date in the future subject to specific performance criteria being achieved.

The following shares have been purchased 'on market' and are currently held in trust:

- 2003/2004 – on 27 August 2003, 4 September 2003 and 11 March 2004, 454,262 shares, 1,689 shares and 534,333 shares respectively at a cost of $4.9 million.
- 2002/2003 – on 20 November 2002 and 27 November 2002, 183,049 shares and 810,000 shares respectively at a cost of $4.8 million.

In the event that the specified performance criteria are not fully achieved, the number of shares received by an individual will be proportionally reduced. Any such shares retained in the trust are available to satisfy future issues under the ESOP.

The aggregate amounts of the above items are recorded in the balance sheet as reserve for own shares. The shares are held in trust until determination of the specified performance criteria. The voting rights attached to the shares are held by the trust, and the dividends attached to the shares are distributable to the individual executives on advice from the Board.

The shares purchased have an aggregate fair value of $7.4 million at 30 June 2007 (2006: $6.2 million).

The reconciliation of the number of shares purchased by the plan to date that may be earned as equity compensation by employees, including Executive Directors and executives, over a three-year period subject to the satisfaction of specified performance criteria is as follows:

	At 1 July 2006	Distributed on	Purchased	At 30 June 2007
Balance	1,989,733	–	400	1,990,133

None of the shares held by the trust at 30 June 2007 have vested.

	At 1 July 2005	Distributed on	Purchased	At 30 June 2006
Balance	1,986,733	–	3,000	1,989,733

None of the shares held by the trust at 30 June 2006 have vested.

Performance Rights Plan

PaperlinX Limited has offered to certain senior management rights to receive shares at an exercise price of $Nil at a date in the future, subject to specific performance criteria being achieved. The rights are independently valued at the grant date using the Monte Carlo simulation model. The value of the right is expensed to profit over the applicable measurement period.

During the year, the following issues of rights were made:

- to receive a maximum of 2,734,060 options over 2,734,060 shares at an exercise price of $Nil (grant date 27 August 2006). The fair value at the date of the grant was $2.52 per option.

At 30 June 2007, the aggregate issues of rights are:

- to receive a maximum of 2,578,040 options over 2,578,040 shares at an exercise price of $Nil (grant date 27 August 2006). The fair value at the date of the grant was $2.52 per option.
- to receive a maximum of 2,241,310 options over 2,241,310 shares at an exercise price of $Nil (grant date 22 August 2005). The fair value at the date of the grant was $2.24 per option.
- to receive a maximum of 1,079,235 options over 1,079,235 shares at an exercise price of $Nil (grant date 15 October 2004). The fair value at the date of the offer was $3.27 per option.

In the event that the specified performance criteria are not fully achieved, the number of options will be proportionally reduced.

The details of the above offers which have been made to executive Directors of PaperlinX Limited and executives are set out in Note 38.

Note 39. Employee share options and plans (continued)

Performance Option Plan

PaperlinX Limited has issued to certain senior management, options at a fixed exercise price at a date in the future subject to specific performance criteria being achieved. If exercised, the exercise price is recognised in equity. The options are independently valued at the grant date using the Monte Carlo simulation model. The value of the option is expensed to profit over the applicable measurement period.

During the year, the following issues were made:

- a maximum of 1,121,240 options over 1,121,240 shares at an exercise price of $3.11 (grant date 5 September 2006). The fair value at the date of the grant was $0.94 per option.

At 30 June 2007, aggregate issues are:

- a maximum of 1,090,390 options over 1,090,390 shares at an exercise price of $3.11 (grant date 5 September 2006). The fair value at the date of the grant was $0.94 per option.
- a maximum of 876,650 options over 876,650 shares at an exercise price of $2.77 (grant date 2 September 2005). The fair value at the date of the offer was $0.60 per option.
- a maximum of 530,080 options over 530,080 shares at an exercise price of $4.85 (grant date 22 December 2004). The fair value at the date of the grant was $0.46 per option.

In the event that the specified performance criteria are not fully achieved, the number of options will be proportionally reduced.

The details of the above offers which have been made to executive Directors of PaperlinX Limited and executives are set out in Note 38.

Note 40. Segment reporting

Business segments

The consolidated entity comprises the following main business segments, based on the consolidated entity's management and internal reporting system.

Segment	Description of operations
Merchanting and Paper Trading	International paper merchant and paper trader supplying the printing and publishing industry and office supplies.
Communication Papers	Manufacture of office papers, graphic papers, converting papers and other speciality and coated papers.
Packaging Papers	Manufacture of packaging papers and industrial papers. Products include kraft liners, sack, kraft and light weight bag and industrial papers, sold predominantly to converting customers.
Corporate	Corporate operations.

Geographic segments

The consolidated entity comprises the following main geographic segments. In presenting the information on the basis of geographic segments, segment sales are based on the geographic location of customers. Segment assets are based on the geographic location of the assets.

Segment	Description of operations
Australia and New Zealand	Manufacture of communication papers and packaging papers, paper merchanting and paper trading.
North America	Paper merchanting and paper trading.
Europe	Paper merchanting and paper trading.
Asia	Paper merchanting and paper trading.

Note 40. Segment reporting (continued)

	Consolidated			
	Segment result [3] $m	Segment revenue $m	Segment assets $m	Segment liabilities $m
For the year ended 30 June 2007				
Business segments				
Merchanting and Paper Trading				
• Continuing Operations	204.0	7,134.2	3,112.0	1,158.2
• Discontinued Operations	1.2	25.2	-	-
	205.2	7,159.4	3,112.0	1,158.2
Communication Papers	(0.4)	761.2	800.6	152.9
Packaging Papers	10.6	255.1	348.1	76.3
Australian Paper	10.2	1,016.3	1,148.7	229.2
Corporate	(29.9)	-	128.8	35.3
Profit before net interest and tax	185.5			
Net interest [1]	(70.9)			
Profit before tax	114.6			
Tax expense [1]	(34.4)			
Profit for the period	80.2			
Inter-segment sales [2]		(336.4)		
Unallocated assets (deferred tax balances)			52.9	
Unallocated liabilities [6]				1,114.6
Total	80.2	7,839.3	4,442.4	2,537.3

	Consolidated			
	Segment result [3] $m	Segment revenue $m	Segment assets $m	segment liabilities $m
For the year ended 30 June 2006				
Business segments				
Merchanting and Paper Trading				
• Continuing Operations	187.6	6,661.8	3,208.3	1,166.0
• Discontinued Operations	1.3	29.5	19.6	0.9
	188.9	6,691.3	3,227.9	1,166.9
Communication Papers	(8.6)	779.2	734.1	129.1
Packaging Papers	5.3	241.8	298.4	41.6
Australian Paper	(3.3)	1,021.0	1,032.5	170.7
Corporate	(33.2)	-	55.6	32.7
Profit before net interest and tax	152.4			
Net interest [1]	(65.1)			
Profit before tax	87.3			
Tax expense [1]	(21.9)			
Profit for the period	65.4			
Inter-segment sales [2]		(340.7)		
Unallocated assets (deferred tax balances)			74.4	
Unallocated liabilities [6]				1,411.4
Total	65.4	7,371.6	4,390.4	2,781.7

Note 40. Segment reporting (continued)

	Consolidated		
	Segment revenue $m	Segment assets $m	Capital expenditure $m
For the year ended 30 June 2007			
Geographic segments			
Australia and New Zealand	1,320.1	1,645.3	169.8
North America	1,489.3	531.1	9.5
Europe	4,829.2	2,154.2	46.3
Asia	200.7	58.9	0.1
Unallocated assets (deferred tax assets)		52.9	
Total	7,839.3	4,442.4	225.7

	Consolidated		
	Segment revenue $m	Segment assets $m	Capital expenditure $m
For the year ended 30 June 2006			
Geographic segments			
Australia and New Zealand	1,363.6	1,471.2	76.3
North America	1,240.4	591.9	21.4
Europe	4,581.3	2,190.7	23.9
Asia	186.3	62.2	0.4
Unallocated assets (deferred tax assets)		74.4	
Total	7,371.6	4,390.4	122.0

	Consolidated		
	Depreciation & amortisation $m	Non-cash expenses $m	Capital expenditure $m
For the year ended 30 June 2007			
Business segments			
Merchanting and Paper Trading			
• Continuing operations	37.1	(7.4)	57.3
Communication Papers	31.4	12.2	137.5
Packaging Papers	22.0	3.3	29.5
Australian Paper	53.4	15.5	167.0
Corporate	10.5	2.7	1.4
Total	101.0	10.8	225.7

	Consolidated		
	Depreciation & amortisation $m	Non-cash expenses $m	Capital expenditure $m
For the year ended 30 June 2006			
Business segments			
Merchanting and Paper Trading			
• Continuing operations	40.4	(4.4)	47.8
Communication Papers	34.2	7.4	57.7
Packaging Papers	18.1	3.1	13.1
Australian Paper	52.3	10.5	70.8
Corporate	12.0	4.4	3.4
Total	104.7	10.5	122.0

Note 40. **Segment reporting** (continued)

(1) Interest and income tax expense are not allocated internally to the segments but held centrally.
(2) Inter-segment sales comprise sales of paper, which are priced on an arm's length basis.
(3) The segment result for the individual business segments is the profit before net interest and income tax.
(4) The non-cash expenses above comprise the following items:

	2007 $m	2006 $m
• *Provisions charge – refer Note 5(b)*	20.1	34.4
• *Net profit on disposal of property, plant and equipment – refer Note 3*	(8.1)	(24.4)
• *Impact of unrealised (profit)/loss in inventories – refer Statements of Cash Flows*	(1.2)	0.5
	10.8	10.5
(5) Capital Expenditure above comprises the following items:		
• *Acquisition of property, plant, equipment and intangibles- refer Statements of Cash Flows*	177.4	101.4
• *Movement in accruals*	29.3	0.6
	206.7	102.0
• *Goodwill in relation to acquisitions of subsidiaries – refer Note 42*	14.4	9.1
• *Other intangibles acquired on acquisition of subsidiaries – refer Note 42*	0.2	1.2
• *Property, plant and equipment acquired on acquisition of subsidiaries – refer Note 42*	4.4	9.7
	225.7	122.0
(6) The unallocated segment liabilities comprise the following items:		
• *Current loans and borrowing – refer Note 18*	494.9	221.7
• *Current tax liabilities – refer Note 19*	5.1	9.6
• *Non-current loans and borrowing – refer Note 23*	565.7	1,136.7
• *Non-current deferred tax liabilities – refer Note 24*	48.9	43.4
	1,114.6	1,411.4

Note 41. **Employee retirement benefit obligations**

The consolidated entity and certain subsidiaries contribute to various plans that provide retirement, death and disability benefits for employees and their dependants. The plans cover company-sponsored plans, industry/union plans and other approved plans.

The following tables set out the details in respect of defined benefit plans only. The defined benefit obligations and the fair value of the assets have been valued by independent actuaries as at the reporting date.

Company sponsored plans
The principal benefits are pensions or lump sums for members on resignation, retirement, death or total and permanent disablement. These benefits are determined on either a defined benefit or defined contribution basis.

Employee contribution rates are either fixed by the rules of the plan or selected by members from a specified range of rates. In addition to legislative requirements, employer companies contribute to the balance of the cost required to fund the benefits as set out in the appropriate plan rules.

There exists a legally enforceable obligation on the employer companies to make such contributions as are required under the rules, but no legal right to benefit in the surplus in the plans.

Where a limitation on the recoupment of surplus exists in any plan, the value of the surplus in that plan is restated as nil.

Government plans
Employer companies participate in government plans, on behalf of certain employees, which provide pension benefits.

There exists a legally enforceable obligation on employer companies to contribute as required by legislation.

Industry/union plans
Employer companies participate in industry and union plans on behalf of certain employees.

These plans operate on a defined contribution basis and provide lump sum benefits for members on resignation, retirement or death.

Employer companies have a legally enforceable obligation to contribute at varying rates to these plans.

Note 41. Employee retirement benefit obligations (continued)

	Consolidated		PaperlinX Limited	
	2007 $m	2006 $m	2007 $m	2006 $m
The amounts recognised in the balance sheet are determined as follows:				
Present value of the defined benefit obligation	528.3	604.0	–	–
Less: Fair value of defined benefit plan assets	(498.3)	(517.8)	–	–
Add: Limitation on recoupment of net surplus positions	8.4	1.6	–	–
Net liability in the balance sheet	38.4	87.8	–	–
The net liability in the balance sheet is disclosed as follows:				
Liabilities	(49.7)	(92.8)	–	–
Assets	11.3	5.0	–	–
Net liability in the balance sheet	(38.4)	(87.8)	–	–
Changes in the present value of the defined benefit obligations are as follows:				
Opening defined benefit obligations	604.0	517.7	–	–
Current service costs	31.9	20.0	–	–
Interest on obligation	32.4	18.7	–	–
Actuarial gains on defined benefit obligations	(41.9)	(26.2)	–	–
Contributions by member	4.3	6.0	–	–
Liabilities assumed in a business combination	4.2	54.7	–	–
Transfer out to external pension provider	(36.2)	–	–	–
Curtailment gains	(13.8)	–	–	–
Exchange differences on foreign plans	(29.8)	28.4	–	–
Benefits paid	(26.8)	(15.3)	–	–
Closing defined benefit obligation	528.3	604.0	–	–
Changes in the fair value of plan assets are as follows:				
Opening fair value of plan assets	517.8	395.5	–	–
Expected return on plan assets	35.8	20.8	–	–
Actuarial gains/(losses) on fair value of plan assets	(5.2)	17.0	–	–
Contributions by employer	22.9	16.8	–	–
Contributions by member	4.3	6.0	–	–
Assets acquired in a business combination	–	53.3	–	–
Transfer out to external pension provider	(26.3)	–	–	–
Exchange differences on foreign plans	(26.1)	23.7	–	–
Benefits paid	(24.9)	(15.3)	–	–
Closing fair value of plan assets	498.3	517.8	–	–
Less: Limitation on recoupment of net surplus position	(8.4)	(1.6)	–	–
	489.9	516.2	–	–
Expense recognised in the income statement:				
Current service costs	31.9	20.0	–	–
Interest on obligation	32.4	18.7	–	–
Expected return on plan assets	(35.8)	(20.8)	–	–
Curtailment gains	(13.8)	–	–	–
	14.7	17.9	–	–
Amount recognised in the statement of recognised income and expense:				
Actuarial gains on defined benefit obligations	41.9	26.2	–	–
Actuarial gains/(losses) on fair value of plan assets	(5.2)	17.0	–	–
Movement in limitation on recoupment of net surplus position	(6.8)	(1.6)	–	–
	29.9	41.6	–	–
Less tax effect, where applicable	(9.3)	(11.6)	–	–
	20.6	30.0	–	–

Note 41. Employee retirement benefit obligations (continued)

Principal actuarial assumptions:

The principal actuarial assumptions at the balance sheet date used to calculate the net liability and the principal economic assumptions used in making recommendations to determine the employer companies' contributions are detailed below.

	Consolidated		PaperlinX Limited	
	2007	2006	2007	2006
Discount rate	4.25% to 5.9%	4.25% to 5.4%	-	-
Salary increase rate	1% to 4.3%	1% to 4%	-	-
Inflation	2% to 3.3%	2% to 3%	-	-
Expected asset return	5.2% to 8%	4% to 7.5%	-	-

Plans as at 30 June 2007

	Plan assets $m	Defined benefit obligation $m	Surplus (deficit) $m
• PaperlinX Superannuation Fund (Australia) – Fund No. 1	37.8	34.5	3.3
• PaperlinX Superannuation Fund (Australia) – Fund No. 2	30.5	25.0	5.5
• PaperlinX New Zealand Superannuation Fund (New Zealand)	0.9	0.9	-
• Coast Paper Pension Plan for Employees (Canada)	8.2	8.4	(0.2)
• Coast Paper Pension Plan for Executive Employees (Canada)	7.9	9.8	(1.9)
• Pension Plan for Employees of PaperlinX Canada (Canada)	58.6	56.0	2.6
• PaperlinX Pensioenfonds (Netherlands)	60.2	60.2	-
• Pension Plan for Buhrmann Ubbens employees with Nationale Nederlanden (Netherlands)	18.9	34.2	(15.3)
• The Howard Smith Paper Group Pension Scheme (UK)	59.5	61.0	(1.5)
• Robert Horne Group Pension Scheme (UK)	198.9	206.1	(7.2)
• Robert Horne Paper (Ireland) Ltd Pension & Life Assurance Scheme (Ireland)	8.5	9.0	(0.5)
• Other post-employment pension plans funded directly by employer companies	-	23.2	(23.2)
	489.9	528.3	(38.4)

Plans as at 30 June 2006

	Plan assets $m	Defined benefit obligation $m	Surplus (deficit) $m
• PaperlinX Superannuation Fund (Australia) – Fund No. 1	37.4	38.7	(1.3)
• PaperlinX Superannuation Fund (Australia) – Fund No. 2	29.8	25.1	4.7
• PaperlinX New Zealand Superannuation Fund (New Zealand)	0.8	0.8	-
• Coast Paper Pension Plan for Employees (Canada)	7.8	8.2	(0.4)
• Coast Paper Pension Plan for Executive Employees (Canada)	7.1	9.2	(2.1)
• Pension Plan for Employees of PaperlinX Canada (Canada)	55.6	55.3	0.3
• PaperlinX Pensioenfonds (Netherlands)	105.4	116.3	(10.9)
• Pension Plan for Buhrmann Ubbens employees with Nationale Nederlanden (Netherlands)	24.3	24.3	-
• The Howard Smith Paper Group Pension Scheme (UK)	54.6	66.6	(12.0)
• Robert Horne Group Pension Scheme (UK)	185.6	228.8	(43.2)
• Robert Horne Paper (Ireland) Ltd Pension & Life Assurance Scheme (Ireland)	7.8	8.2	(0.4)
• Other post-employment pension plans funded directly by employer companies	-	22.5	(22.5)
	516.2	604.0	(87.8)

Note 42. PaperlinX's subsidiaries

PaperlinX Limited and the following specified subsidiary companies have entered into an approved deed for the cross guarantee of liabilities.

Pursuant to ASIC Class Order 98/1418 dated 13 August 1998 (as amended), these wholly-owned subsidiaries are relieved from the Corporations Act 2001 requirements for the preparation, audit and lodgement of financial reports.

It is a condition of the Class Order that PaperlinX Limited and each of these subsidiaries enter into a deed of cross guarantee. The effect of the deed is that PaperlinX Limited guarantees to each creditor payment in full of any debt in the event of winding up any of these subsidiaries under certain provisions of the Corporations Act 2001. If a winding up occurs under other provisions of the Act, PaperlinX Limited will only be liable in the event that after six months any creditor has not been paid in full. These subsidiaries have also given similar guarantees in the event that PaperlinX Limited is wound up.

The consolidated Income Statements and consolidated Balance Sheets comprising PaperlinX Limited and these wholly-owned subsidiaries, after eliminating all transactions between parties to the deed of cross guarantee, is set out below:

Income statement	**2007 $m**	**2006 $m**
Profit/(loss) before tax	43.1	(59.5)
Tax (expense)/benefit	(1.6)	1.0
Profit/(loss) for the year	41.5	(58.5)
Accumulated losses at the beginning of the year	(197.8)	(70.2)
Employee share options and rights	1.6	2.9
Adjustments to comply with accounting standards	-	(0.3)
Actuarial gains on defined benefit plans	3.6	6.4
Dividends paid	(42.5)	(78.1)
Accumulated losses at the end of the year	(193.6)	(197.8)
Balance sheet		
Current assets		
Cash and cash equivalents	122.1	62.0
Trade and other receivables	261.6	936.8
Inventories	272.4	288.9
Total current assets	656.1	1,287.7
Non-current assets		
Receivables	8.7	4.7
Investments	684.1	688.0
Property, plant and equipment	824.3	714.1
Intangible assets	161.3	169.5
Deferred tax assets	32.3	30.8
Total non-current assets	1,710.7	1,607.1
Total assets	2,366.8	2,894.8
Current liabilities		
Trade and other payables	269.7	232.3
Loans and borrowings	82.0	148.0
Income tax payable	6.1	6.6
Employee benefits	42.4	36.7
Provisions	9.6	10.5
Total current liabilities	409.8	434.1
Non-current liabilities		
Payables	-	1.3
Loans and borrowings	405.5	920.5
Deferred tax liabilities	22.8	17.6
Employee benefits	34.5	33.8
Provisions	4.0	3.1
Deferred income	0.5	-
Total non-current liabilities	467.3	976.3
Total liabilities	877.1	1,410.4
Net assets	1,489.7	1,484.4
Equity		
Issued capital	1,701.6	1,691.9
Reserves	(9.7)	(9.7)
Accumulated losses	(193.6)	(197.8)
	1,498.3	1,484.4
PaperlinX step-up preference securities issue costs	(8.6)	-
Total equity	1,489.7	1,484.4

Note 42. **PaperlinX's subsidiaries** (continued)

During the current year the consolidated entity purchased the following entity:

- Antalis SpA, effective 1 May 2007;

During the prior year, the consolidated entity purchased the following three entities/businesses:

- Cascades Merchanting (Canada), effective 1 March 2006;
- 1st Class Packaging Ltd (United Kingdom), effective 1 March 2006; and
- Euroadria (Italy), effective 1 December 2005.

The operating results of these entities/businesses have been included in the consolidated profit from their effective acquisition dates.
The consideration paid and the net assets at the date of acquisition are set out in the table below:

	Consolidated	
	2007 $m	**2006 $m**
Antalis SpA		
• Consideration paid in cash	38.4	–
	38.4	–
Cascades Merchanting business		
• Consideration paid in cash	–	93.4
• Consideration accrued	–	10.8
	–	104.2
1st Class Packaging Ltd		
• Consideration paid in cash	–	7.0
• Consideration accrued	–	0.9
	–	7.9
Euroadria business		
• Consideration paid in cash	–	1.2
Total	38.4	113.3
The consideration paid comprises the following:		
• Consideration paid in cash	38.4	101.6
• Consideration accrued	–	11.7
	38.4	113.3
Net asset acquired:		
Current Assets		
Cash and cash equivalents	14.6	1.3
Trade and other receivables	103.3	69.1
Inventories	32.9	58.8
Non-current assets		
Receivables	0.2	0.2
Property, plant and equipment	4.4	9.7
Intangible assets – other	0.2	1.2
Total Assets	155.6	140.3
Current Liabilities		
Trade and other payables	(103.5)	(34.3)
Loans and borrowings	(18.1)	–
Loans and borrowings – capitalised borrowing costs	–	0.4
Income tax payable	(0.7)	(0.5)
Provisions	(2.1)	–
Non-current liabilities		
Other payables	(7.2)	–
Provisions	–	(1.3)
Employee benefits	–	(0.4)
Total Liabilities	(131.6)	(36.1)
Goodwill on acquisition (1)	14.4	9.1
Total net assets acquired (2)	38.4	113.3

(1) Goodwill arises as it did not meet the criteria of recognition as a separately identifiable intangible asset at the date of the acquisition.
(2) No material fair value adjustments were booked on acquisition.

Note 42. PaperlinX's subsidiaries (continued)

	Consolidated 2007 $m	Consolidated 2006 $m
Cash flow impact:		
Cash paid	38.4	101.6
	38.4	101.6
Cash settlement of amounts accrued in prior period	11.5	0.6
	49.9	102.2
Less cash acquired	(14.6)	(1.3)
Cash flow impact – per Statement of Cash Flows	35.3	100.9

In relation to the above acquisitions, if the acquisition had occurred at the start of the year, consolidated entity revenue and profit after tax on a pro-rata basis would be as follows for those acquisitions that were not merged into existing businesses:

	Consolidated 2007 $m	Consolidated 2006 $m
Antalis SpA		
• Revenue	279.6	–
• Loss after tax	(1.4)	–
Cascades Merchanting		
• Revenue	–	524.5
• Profit after tax	–	3.5
1st Class Packaging Ltd		
• Revenue	–	10.2
• Profit after tax	–	0.8

During the current year the consolidated entity disposed of the following entity:

- Axelium SAS, effective 1 May 2007;

The operating result of this entity is not included in the consolidated profit from its effective disposal date.
The consideration received and the net assets at the date of disposal are set out in the table below:

	Consolidated 2007 $m	Consolidated 2006 $m
Axelium SAS		
• Consideration received in cash	37.3	–
	37.3	–
Net asset disposed:		
Current Assets		
Cash and cash equivalents	5.3	–
Trade and other receivables	45.6	–
Inventories	11.1	–
Non-current assets		
Receivables	0.5	–
Property, plant and equipment	1.3	–
Intangible assets – other	0.2	–
Total assets	64.0	–
Current Liabilities		
Trade and other payables	(18.0)	–
Loans and borrowings	(6.3)	–
Income tax payable	–	–
Non-current liabilities		
Other payables	(0.7)	–
Provisions	(1.7)	–
Employee benefits	–	–
Total Liabilities	(26.7)	–
Total net assets disposed	37.3	–

Note 42. PaperlinX's subsidiaries (continued)

	Consolidated	
	2007 $m	2006 $m
Cash flow impact:		
Cash received	37.3	–
	37.3	–
Cash settlement of amounts accrued in prior period	–	–
	37.3	–
Less cash disposed	(5.3)	–
Cash flow impact – per Statement of Cash Flows	32.0	–

In relation to the above disposals, if the acquisition had occurred at the end of the year, consolidated entity revenue and profit after tax on a pro-rata basis would be as follows:

	Consolidated	
	2007 $m	2006 $m
Axelium SAS		
• Revenue	181.4	–
• Profit after tax	(6.9)	–

	Note	Country of Incorporation	Consolidated Subsidiary Interest 2007	2006
Paper Australia Pty Ltd	(1)	Australia	100%	100%
Australian Paper Pty Ltd	(1)	Australia	100%	100%
PaperlinX SPS Trust		Australia	100%	–
PaperlinX SPS LLC		Australia	100%	–
PaperlinX Australia Pty Ltd	(1)	Australia	100%	100%
Paperwealth Pty Ltd	(5)	Australia	100%	100%
PP CPC Pty Ltd	(5)	Australia	100%	100%
Empire Office Supplies Pty Ltd	(5)	Australia	100%	100%
PP ED Pty Ltd	(5)	Australia	100%	100%
B J Ball Pty Ltd	(1)	Australia	100%	100%
Besmac Pty Ltd	(5)	Australia	100%	100%
Paper Associates Pty Ltd	(1)	Australia	100%	100%
PPX Australia LP		Australia	100%	100%
PaperlinX (UK) Ltd	(3)	United Kingdom	100%	100%
PaperlinX (Europe) Ltd		United Kingdom	100%	100%
PaperlinX Brands (Europe) Ltd		United Kingdom	100%	100%
PaperlinX Services (Europe) Ltd		United Kingdom	100%	100%
PaperlinX Investments (Europe) Ltd		United Kingdom	100%	100%
PaperlinX Treasury (Europe) Ltd		United Kingdom	100%	100%
1st Class Packaging Ltd		United Kingdom	100%	100%
The Paper Company Ltd		United Kingdom	100%	100%
21st Century Paper Ltd	(5)	United Kingdom	100%	100%
Powell & Heilbron (Paper) Ltd	(5)	United Kingdom	100%	100%
Rothera & Brereton (Sheffield) Ltd	(5)	United Kingdom	100%	100%
Michael Jackson (Paper) Ltd	(5)	United Kingdom	100%	100%
Grove Paper Company Ltd	(5)	United Kingdom	100%	100%
Rothera & Brereton Ltd	(5)	United Kingdom	100%	100%
Paramount Paper Sales (London) Ltd	(5)	United Kingdom	100%	100%
Lagan Papers Ltd	(5)	United Kingdom	100%	100%
Dixon & Roe (Birmingham) Ltd	(5)	United Kingdom	100%	100%
Alba Paper Ltd	(5)	United Kingdom	100%	100%
Mason's Paper Holdings Ltd	(5)	United Kingdom	100%	100%
The Mason's Paper Co Ltd	(5)	United Kingdom	100%	100%
Southern Paper Ltd	(5)	United Kingdom	100%	100%
Southern Paper co (Brighton)	(5)	United Kingdom	100%	100%
Donald Murray (Paper) Ltd	(5)	United Kingdom	100%	100%
Donald Murray Paper (Bristol) Ltd	(5)	United Kingdom	100%	100%

Note 42. PaperlinX's subsidiaries (continued)

	Note	Country of Incorporation	Consolidated Subsidiary Interest 2007	2006
Donald Murray Paper (Glasgow) Ltd	(5)	United Kingdom	100%	100%
Donald Murray Paper (Newcastle) Ltd	(5)	United Kingdom	100%	100%
Dixon & Roe Group Ltd	(5)	United Kingdom	100%	100%
Dixon & Roe Ltd	(5)	United Kingdom	100%	100%
Dixon & Roe (Herts) Ltd	(5)	United Kingdom	100%	100%
The Paper Company No. 2 Ltd	(5)	United Kingdom	100%	100%
Hopefair Ltd	(5)	United Kingdom	100%	100%
Jarvis Paper Sales Ltd	(5)	United Kingdom	100%	100%
Reel Papers Ltd	(5)	United Kingdom	100%	100%
Somerset Paper Sales Ltd	(5)	United Kingdom	100%	100%
PaperlinX Netherlands Holdings BV	(3)	Netherlands	100%	100%
BuhrmannUbbens BV		Netherlands	100%	100%
VRG Insurances BV		Netherlands	100%	100%
Brabantse Poort BV		Netherlands	100%	100%
Rhosili Amsterdam CV		Netherlands	100%	100%
PaperlinX Netherlands BV		Netherlands	100%	100%
Proost en Brandt BV		Netherlands	100%	100%
Velpa Enveloppen BV		Netherlands	100%	100%
Polyedra SpA		Italy	100%	100%
Antalis SpA	(2)	Italy	100%	–
Josef Frohlen Papiergrosshandlung – WilliReddeman Import – Export GmbH		Germany	100%	100%
Deutsche Papier Holding GmbH		Germany	100%	100%
Deutsche adp Wilhelm GmbH		Germany	100%	100%
Deutsche Papier Vertriebs GmbH		Germany	100%	100%
PaperlinX Austria GmbH		Austria	100%	100%
PaperNet GmbH		Austria	100%	100%
PaperNet GmbH & Co KG		Austria	100%	100%
Adria Papir doo		Croatia	100%	100%
Budapest Papir Kft		Hungary	100%	100%
Tulipel – Comercio de Paperis Lda		Portugal	100%	100%
Alpe Papir Trgovina na Veliko doo		Slovenia	100%	100%
Dunav Papir D.o.o.		Serbia	100%	100%
Bratislavska Papierenska Spolocnost		Slovakia	100%	100%
Ospap Velkoobchod Papirem AS		Czech Republic	100%	100%
Multiexpo Spol sro		Czech Republic	100%	100%
PaperlinX Denmark ApS		Denmark	100%	100%
PaperlinX Scandinavia AS	(3)	Denmark	100%	100%
Epacar NV		Belgium	100%	100%
Mercator Papier Spzoo		Poland	100%	100%
PaperNet Oy		Finland	100%	100%
Union Papelera Merchanting SL		Spain	100%	100%
Interpapier AG		Switzerland	100%	100%
The Howard Smith Paper Group Ltd		United Kingdom	100%	100%
Contract Paper Ltd		United Kingdom	100%	100%
Howard Smith Paper Ltd		United Kingdom	100%	100%
Precision Publishing Papers Ltd		United Kingdom	100%	100%
Savory Paper Ltd		United Kingdom	100%	100%
Trade Paper Ltd		United Kingdom	100%	100%
Howard Smith Paper (Scotland) Ltd		United Kingdom	100%	100%
The M6 Paper Group Ltd		United Kingdom	100%	100%
Robert Horne UK Ltd		United Kingdom	100%	100%
Cogladle Ltd		United Kingdom	100%	100%
Robert Horne Pension Trustees Ltd		United Kingdom	100%	100%
Robert Horne Group Ltd		United Kingdom	100%	100%
Adhesive and Display Products Ltd		United Kingdom	100%	100%
Robert Horne Paper Company Ltd		United Kingdom	100%	100%
W Lunnon & Company Ltd		United Kingdom	100%	100%
Glenmore Lomond Paper Group Ltd		United Kingdom	100%	100%
Robert Horne Paper (Scotland) Ltd		United Kingdom	100%	100%
Pinnacle Film & Board Sales Ltd		United Kingdom	100%	100%
Sheet & Roll Converters Ltd		United Kingdom	100%	100%

Note 42. PaperlinX's subsidiaries (continued)

	Note	Country of Incorporation	Consolidated Subsidiary Interest 2007	2006
Transplastix Ltd		United Kingdom	100%	100%
Williaam Cox Plastics Ltd		United Kingdom	100%	100%
PaperlinX North America Inc		USA	100%	100%
Kelly Paper Company		USA	100%	100%
Spicers Paper Inc		USA	100%	100%
Paper Products Marketing (USA) Inc		USA	100%	100%
PPX Investment Corp		Canada	100%	100%
PaperlinX Canada (2001) Corp		Canada	100%	100%
PaperlinX Canada Ltd		Canada	100%	100%
PPX Canada Corp		Canada	100%	100%
PaperlinX Holdings (Asia) Pte Ltd		Singapore	100%	100%
Spicers Paper (Asia) Trading Pte Ltd		Singapore	100%	100%
Norscan Forest Products Pte Ltd		Singapore	100%	100%
Spicers Paper (Singapore) Pte Ltd		Singapore	100%	100%
Paper Products Marketing (Singapore) Pte Ltd		Singapore	100%	100%
VRG Paper (Malaysia) Sdn Bhd		Malaysia	100%	100%
Winpac Paper Pte Ltd		Singapore	100%	100%
Spicers Paper (Hong Kong) Ltd		Hong Kong	100%	100%
Paper Products Marketing (Hong Kong) Ltd		Hong Kong	100%	100%
Spicers Paper (Malaysia) Sdn Bhd		Malaysia	100%	100%
Finwood Papers (Pty) Ltd		South Africa	100%	100%
Finwood Properties Pty Ltd		South Africa	100%	100%
PaperlinX Ireland Holdings		Ireland	100%	100%
Robert Horne Paper (Ireland) Ltd		Ireland	100%	100%
Paper Sales Ltd		Ireland	100%	100%
Contact Papers Ltd		Ireland	100%	100%
Supreme Paper Company Ltd		Ireland	100%	100%
DM Paper Ltd		Ireland	100%	100%
PPX Insurance Ltd		New Zealand	100%	100%
Spicers Paper (NZ) Ltd		New Zealand	100%	100%
PaperlinX Investments Pty Ltd	(1)	Australia	100%	100%
Paper Products Marketing Pty Ltd	(1)	Australia	100%	100%
Paper Products Marketing (Taiwan) Ltd		Taiwan	80%	80%
Pacific Paper Marketing Australia Pty Ltd	(5)	Australia	100%	100%
PaperlinX (NZ) Ltd		New Zealand	100%	100%

(1) Subsidiaries entered into an approved deed for the cross guarantee of liabilities

(2) Subsidiaries acquired since 30 June 2006

(3) Subsidiaries renamed since 30 June 2006

PaperlinX Netherlands Holdings BV (formerly PaperlinX Cooperatief WA)
PaperlinX Scandinavia AS (formerly Aktieselskabet Christian Christensen Og Co)
PaperlinX (UK) Ltd (formerly Paramount Paper Sales Ltd)

(4) Subsidiaries no longer controlled since 30 June 2006

Axelium SAS
Thomas Papier SARL
PaperlinX Netherlands Holdings BV
BuhrmannUbbens Holding BV
PaperlinX Shared Services BV
DRiem Papier BV
Tricom Paper International BV
Printaco BV
Proost en Brandt Holdings BV
Deutsche Papier Grundstucks GmbH & Co KG
Bouwmaatschappij 'Het Wapen van Amsterdam' NV
Velpa Holdings BV
PaperNet Scandinavia AS
Udesen A/S Grafisk Fagcenter
CC&Co Holdings ApS
CC&Co Ejendomme AS
Plus Office AS
Corporate Express Denmark AS
Grafiskt Papper Norden AB
Badger Paper Ltd

(5) Subsidiaries placed in liquidation/merged since 30 June 2006

Note 43. Other related party disclosures

The ownership interest in subsidiaries is disclosed in Note 42 to the financial statements.

There were no other material related party transactions during the year other than those disclosed in Note 38.

Directors of PaperlinX Limited

Directors of PaperlinX Limited, who held office during the year ended 30 June 2007 are:
D E Meiklejohn
T P Park
A F Guy
J W Hall (appointed 16 May 2007)
B J Jackson
N L Scheinkestel
D A Walsh
L J Yelland

The remuneration of Directors is disclosed in Note 38 to the financial statements.

A full analysis of the components of the remuneration of individual Directors is contained in Note 38 and in the Directors' Report.

Loans to Directors of PaperlinX Limited in Note 38 total $Nil (2006: $Nil).

Directors of Subsidiaries

Loans to Directors of subsidiaries $31,000 (2006: $33,000). This amount comprises employee share plan loans only.

During the year, employee share plan loan repayments totalling $2,000 were received from:
G C Butcher, C B Creighton, P N Jones, B A Smart, A J Kennedy, J R Peters, A O Knight, P G Holloway.

During the prior year, employee share plan loan repayments totalling $4,000 were received from:
D G Abotomey, G C Butcher, C B Creighton, P N Jones, B A Smart, A J Kennedy, J R Peters, A O Knight, P G Holloway.

During the year, employee share plan loans totalling $Nil were advanced.

During the prior year, employee share plan loans totalling $Nil were advanced.

The amount of dividends received by PaperlinX Limited from its subsidiaries is disclosed in Note 3.

The amounts owing from subsidiaries and the amounts owing to subsidiaries for PaperlinX Limited are disclosed in Note 9 and Note 17 respectively. These amounts are non-interest bearing.

Note 44. Earnings per share

June 2007 $m	Continuing	Discontinued	Total
Profit for the period	79.6	0.6	80.2
Less attributable to holders of PaperlinX step-up preference securities	(6.6)	–	(6.6)
Less attributable to minority interest	(0.1)	–	(0.1)
Profit for the period attributable to holders of ordinary shares of PaperlinX Limited	72.9	0.6	73.5
Weighted average number of shares – basic (millions)	447.6	447.6	447.6
Basic EPS (cents)	16.3	0.1	16.4
Weighted average number of shares – diluted (millions)	451.9	451.9	451.9
Diluted EPS (cents)	16.2	0.1	16.3

June 2006 $m	Continuing	Discontinued	Total
Profit for the period	64.7	0.7	65.4
Profit for the period attributable to holders of ordinary shares of PaperlinX Limited	64.7	0.7	65.4
Weighted average number of shares – basic (millions)	446.2	446.2	446.2
Basic EPS (cents)	14.5	0.2	14.7
Weighted average number of shares – diluted (millions)	449.6	449.6	449.6
Diluted EPS (cents)	14.3	0.2	14.5

The earnings per share have been calculated in accordance with Accounting Standard AASB 133 (Earnings per Share). This standard defines the basic earnings per share to be the operating profit after income tax for the consolidated entity attributable to ordinary shareholders of the parent entity for the financial year, divided by the weighted average number of ordinary shares of the parent entity on issue during the financial year.

The options to purchase shares on issue during the years ended 30 June 2007 and 30 June 2006 have not been included in determining the basic earnings per share.

The diluted earnings per share are calculated in accordance with the requirements of Accounting Standard AASB 133 Earnings per Share, whereby options are considered to be potential shares.

Note 44. Earnings per share (continued)

The options to purchase shares on issue during the years ended 30 June 2007 and 30 June 2006 have been included in determining the diluted earnings per share. The impact of this inclusion is the weighted average number of shares on issue increases by 4.3 million shares for the year ended 30 June 2007 (2006: 3.4 million shares).

The inclusion of these options in the calculation of the diluted earnings per share has an immaterial impact as compared to the basic earnings per share.

Nil options have been issued since 30 June 2007 up to the date of this report.

Nil options have been exercised, resulting in the issuing of nil shares since 30 June 2007 up to the date of this report. In addition, 76,800 options have lapsed since 30 June 2007.

Shares issued since 30 June 2006 up to the date of this report have not been included in the calculation of the basic earnings per share calculation at 30 June 2006.

Note 45. Additional financial instruments disclosure

Interest rate risk

The consolidated entity is exposed to adverse movements in interest rates under various debt facilities.

The consolidated entity from time to time enters into interest rate swaps that swap floating rate interest bearing liabilities into fixed rate interest bearing liabilities.

Interest rate risk exposures

Exposure to interest rate risk and the effective interest rate for classes of financial assets and liabilities is set out below:

		Fixed interest maturing in:					
Consolidated 2007 $m	**Floating interest rate**	**1 year or less**	**1 to 5 years**	**More than 5 years**	**Non-interest bearing**	**Total**	**Effective interest rate [1]**
Financial assets							
Cash and cash equivalents	448.8	–	–	–	–	448.8	4.90
Trade and other receivables	–	–	–	–	1,581.7	1,581.7	–
Investments	–	–	–	–	13.3	13.3	–
Financial liabilities							
Trade and other payables	–	–	–	–	1,310.6	1,310.6	–
Interest bearing loans and borrowings	600.8	–	–	–	–	600.8	6.61
USD Notes	–	–	–	144.1	–	144.1	6.75
CAD Notes	–	3.4	13.6	55.7	–	72.7	7.91
GBP Notes	–	–	–	242.6	–	242.6	6.59
Finance leases liabilities	–	0.3	0.1	–	–	0.4	8.00

		Fixed interest maturing in:					
Consolidated 2006 $m	**Floating interest rate**	**1 year or less**	**1 to 5 years**	**More than 5 years**	**Non-interest bearing**	**Total**	**Effective interest rate [1]**
Financial assets							
Cash and cash equivalents	455.1	–	–	–	–	455.1	4.17
Trade and other receivables	–	–	–	–	1,550.7	1,550.7	–
Investments	–	–	–	–	14.1	14.1	–
Financial liabilities							
Trade and other payables	–	–	–	–	1,266.0	1,266.0	–
Interest bearing loans and borrowings	856.7	–	–	–	–	856.7	4.26
USD Notes	–	–	–	165.0	–	165.0	6.75
CAD Notes	–	3.7	14.8	64.5	–	83.0	7.88
GBP Notes	–	–	–	253.1	–	253.1	6.59
Finance leases liabilities	–	0.5	0.1	–	–	0.6	8.00

(1) Includes the effect of applicable credit margins.

Note 45. Additional financial instruments disclosure (continued)

Foreign exchange risk

In relation to recognised assets and liabilities denominated in a foreign currency, the consolidated entity's policy is to hedge all material foreign currency exposures. This is done via a natural hedge, such as a similarly denominated receivable or cash balance, or through forward cover contracts as soon as a firm and irrevocable commitment is entered into or known. It is the consolidated entity's policy to recognise both the cost of entering into a forward foreign exchange contract and the net exchange gain/loss arising thereon, between the date of inception and year end, as a net foreign currency receivable or net foreign currency payable in the financial statements. This is calculated by reference to the movement in the fair value of the derivative contract from the date of inception of the contract to that at year end.

Changes in the fair value of forward exchange contracts that economically hedge monetary assets and liabilities in foreign currencies and for which no hedge accounting is applied are recognised in the income statement. Both the changes in fair value of the forward contracts and the foreign exchange gains and losses relating to the monetary items are recognised as part of 'net financing costs' (see Note 5).

Accounts payable and interest bearing liabilities, which include amounts repayable in foreign currencies, are shown at their Australian dollar equivalents. All material foreign currency liabilities are either fully hedged or matched by equivalent assets in the same currencies, such assets representing a natural hedge.

Credit risk

The credit risk on financial assets of the consolidated entity, other than investments in shares, is the carrying amount of receivables, net of provisions for impairment loss against doubtful debts. The consolidated entity minimises its concentrations of this credit risk by undertaking transactions with a large number of customers and counterparties in various countries. There is no material exposure to any individual overseas country or individual customer.

In order to control any exposure which may result from non-performance by counterparties, foreign exchange contracts are only entered into with major banks with a minimum long-term rating of A+ by Standard & Poor's or A2 by Moody's. In addition, the PaperlinX Limited Board must approve these banks for use, and specific internal guidelines have been established with regard to limits, dealing and settlement procedures.

The maximum credit risk exposure on foreign currency contracts is the full amount of the foreign currency the consolidated entity pays when settlement occurs, should the counterparty fail to pay the amount which it is committed to pay the consolidated entity.

Net fair values

Instruments traded on organised markets are valued by reference to market prices prevailing at balance date.

The net fair value of other monetary financial assets and financial liabilities approximates their carrying value.

The carrying amounts and net fair values of financial assets and liabilities approximate each other as at reporting date for both the company and the consolidated entity.

The net fair value of foreign exchange contracts are assessed as the estimated amount that the consolidated entity expects to pay or receive to terminate the contracts or replace the contracts at their current market rates as at reporting date. This is based on independent market quotations and determined using standard valuation techniques.

For forward foreign exchange contracts, the net fair value is taken to be the unrealised gain or loss at balance date calculated by reference to current market rates.

The net fair value of foreign exchange contracts held as at reporting date is a loss of $1.8 million (2006: a gain of $2.9 million).

Note 46. Events subsequent to balance date

Dividends on PaperlinX Limited ordinary shares

For dividends declared after 30 June 2007, see Note 7.

Distributions on PaperlinX step-up preference securities

For the distribution rate for the period 30 June 2007 to 31 December 2007, see Note 7.

Directors' declaration

In the opinion of the Directors of PaperlinX Limited ('the Company'):

(a) the financial statements and notes, including the remuneration disclosures that are contained in sections 1 to 3 and sections 5 to 7 of the Remuneration Report in the Directors' Report, set out on 1 to 50, are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the Company's and the consolidated entity's financial position as at 30 June 2007 and of their performance for the financial year ended on that date; and

(ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001;

(b) the remuneration disclosures that are contained in sections 1 to 3 and sections 5 to 7 of the Remuneration Report in the Directors' Report comply with Australian Accounting Standard AASB 124 Related Party Disclosures;

(c) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

2 There are reasonable grounds to believe that the Company and the controlled entities identified in Note 42 will be able to meet any obligations or liabilities to which they are or may become subject to by virtue of the Deed of Cross Guarantee between the Company and those controlled entities pursuant to ASIC Class Order 98/1418.

3 The Directors have been given the declarations required by Section 295A of the Corporations Act 2001 from the Chief Executive Officer and Chief Financial Officer for the financial year ended 30 June 2007.

Signed in accordance with a resolution of the Directors:

David E Meiklejohn
Chairman

Thomas P Park
Managing Director

Dated at Melbourne, in the State of Victoria this 23rd day of August 2007.

Independent audit report to the members of PaperlinX Limited

Report on the financial report and AASB124 remuneration disclosures contained in the Directors' report

We have audited the accompanying financial report of PaperlinX Limited (the Company), which comprises the balance sheets as at 30 June 2007, and the income statements, statements of recognised income and expense and statements of cash flows for the year ended on that date, significant accounting policies and other explanatory notes 1 to 46 and the Directors' declaration set out on pages 1 to 51 for both the Company and the entities it controlled (the Consolidated Entity) at the year's end or from time to time during the financial year.

As permitted by the Corporations Regulations 2001, the Company has disclosed information about the remuneration of Directors and Executives (remuneration disclosures), required by Australian Accounting Standard AASB 124 *Related Party Disclosures*, under the heading 'Remuneration report' in sections 1 to 3 and sections 5 to 7 of the Directors' report and not in the financial report. We have audited these remuneration disclosures.

Directors' responsibility for the financial report and the AASB 124 remuneration disclosures contained in the Directors' report.

The Directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

The Directors of the Company are also responsible for the remuneration disclosures contained in the Directors' report.

Auditor's responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement. Our responsibility is also to express an opinion on the remuneration disclosures contained in the Directors' report based on our audit.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report and the remuneration disclosures contained in the Directors' report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial report and the remuneration disclosures contained in the Directors' report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial report and the remuneration disclosures contained in the Directors' report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report and the remuneration disclosures contained in the Directors' report.

We performed the procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001 and Australian Accounting Standards (including the Australian Accounting Interpretations), a view which is consistent with our understanding of the Company's and the Consolidated Entity's financial position and of their performance and whether the remuneration disclosures are in accordance with Australian Accounting Standard AASB 124.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Auditor's opinion on the financial report

In our opinion:

(a) the financial report of PaperlinX Limited is in accordance with the Corporations Act 2001, including:

- (i) giving a true and fair view of the Company's and the Consolidated Entity's financial position as at 30 June 2007 and of their performance for the year ended on that date; and
- (ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001.

(b) other mandatory financial reporting requirements in Australia

Auditor's opinion on AASB 124 remuneration disclosures contained in the Directors' report

In our opinion, the remuneration disclosures that are contained in sections 1 to 3 and sections 5 to 7 of the Remuneration report in the Directors' report comply with Australian Accounting Standard AASB 124 Related Party Disclosures.

KPMG

Peter Jovic
Partner

Melbourne
23 August 2007

Corporate directory

Registered Office and Head Office
PaperlinX Limited
ABN 70 005 146 350

307 Ferntree Gully Road
Mount Waverley
Victoria 3149
Australia

Telephone:	+61 3 8540 2211
Facsimile:	+61 3 8540 2280
Internet:	www.paperlinx.com
Email:	contact@paperlinx.com.au

Share Registry
PaperlinX Share Registry
Yarra Falls
452 Johnston Street
Abbotsford
Victoria 3067
Australia

Telephone:	1300 662 058 or +61 3 9415 4021
Facsimile:	+61 3 9473 2500
Internet:	www.computershare.com.au
Email:	web.queries@computershare.com.au

Full Financial Report 2007

The paper used in this Report is distributed by PaperlinX and its Merchanting businesses.

The cover stock is revive™ 50:50 Silk 250gsm, a 50% recycled FSC mixed source certified paper. It looks and performs like a virgin fibre product without compromising print quality.

The cover is *Flirt* embossed with a thick corrugated pattern. This custom embossing process takes your favourite paper and embosses it in up to 20 different patterns.

The text is printed on Glopaque 70gsm, an offset paper produced under ISO 14001 environmental certification at Australian Paper's Burnie Mill in Tasmania, Australia.

When you have finished with this publication, PaperlinX encourages you to recycle it to avoid landfill.

PaperlinX

What we can do

Concise Annual Report 2007

PaperlinX

Contents

Concise Annual Report 2007
This is the Concise Annual Report published by PaperlinX Limited. Since 2005, results have been reported under Australian equivalents to International Financial Reporting Standards (AIFRS). Prior periods to that have not been adjusted.

Full Financial Report 2007
A copy of the PaperlinX Limited 2007 Full Financial Report, including the Independent Auditors' Report, is available to all shareholders and will be sent to shareholders without charge upon request. The Full Financial Report can be requested by telephone (Australia 1800 232 867, outside Australia +613 9415 4000) or by email at contact@paperlinx.com.au. Alternatively, the Full Financial Report and Concise Annual Report can be accessed on the PaperlinX website at www.paperlinx.com.

Annual General Meeting
The eighth Annual General Meeting of PaperlinX Limited will be held at the Four Seasons Hotel Sydney, 199 George St, Sydney, New South Wales at 11.00am on Thursday 25 October 2007.

Financial Calendar

Full Year Results 2007	24 August 2007
Record Date for 2007 Final Dividend	5 September 2007
Final Dividend Mailed	26 September 2007
Annual General Meeting 2007	25 October 2007
Interim Results 2008	21 February 2008
Full Year Results 2008	21 August 2008
Annual General Meeting 2008	24 October 2008

Forward Looking Statements
Certain statements in this Report relate to the future, including forward looking statements relating to PaperlinX's financial position and strategy. These forward looking statements involve known and unknown risks, uncertainties, assumptions and other important factors that could cause the actual results, performance or achievements of PaperlinX to be materially different from future results, performance or achievements expressed or implied by such statements. Neither PaperlinX nor any other person gives any representation, assurance or guarantee that the occurrence expressed or implied in any forward looking statements in this document will actually occur and you are cautioned not to place undue reliance on such forward looking statements.

Subject to any continuing obligations under applicable law or any relevant listing rules of the Australian Securities Exchange, PaperlinX disclaims any obligation or undertaking to disseminate any updates or revisions to any forward looking statements in this document to reflect any change in expectations in relation thereto or any change in events, conditions or circumstances on which any such statement is based.

What we can do

PaperlinX

Envelope sizes


C4 - 229 x 324mm
C5 - 162 x 229mm
DL - 110 x 220mm
DLA - 115 x 225mm
C6 - 114 x 162mm
DLX - 120 x 235mm & 130 x 240mm

This paper is renewable sustainable recyclable

This high-quality recycled paper is Tudor RP 100% Recycled 80gsm, which we produce with ISO 14001 environmental accreditation and distribute exclusively in Australia. It is made from 100 per cent pre-consumer and post-consumer waste fibre. No additional bleaching is used in the recycling process.

By using Tudor RP, you are helping us to contribute valuable funds to rehabilitate five ex-landfill sites around Australia through the Spicers Paper Recreate Program in partnership with Landcare Australia.

This paper is the ideal connection with these projects, as it is made from materials that might otherwise end up as landfill, including office papers and offcuts from printing and envelope manufacturing processes.

When you have finished with this paper, PaperlinX encourages you to recycle it to avoid landfill.

Paper is who we are

What we can do is tell you exactly how it is

Paper is

Renewable

Paper is made from a raw material that can be replanted and regrown again and again







Sustainable

Paper is made from natural sustainable sources

Recyclable

Paper can be used over and over, reducing landfill waste




THE PAPERLINX
RECYCLE BOX
REDUCE REUSE RECYCLE RECOVER
PaperlinX

Summary of 2007

Reported profit after tax was $80.1 million for the year ended 30 June 2007 compared with $65.4 million for 2006. Earnings before interest and tax (EBIT) was $185.5 million, up 22 per cent. Results included a net $(12.2) million in pre-tax one-off costs associated with various strategic initiatives.

The 2007 result is a solid outcome for PaperlinX and its shareholders. PaperlinX has grown profit and increased its dividend because it is realising net benefits of strategic initiatives occurring across the Group and because of favourable shifts in product mix in both Merchanting and Manufacturing. While returns are still well below target levels due to a continuation of challenging external business conditions, the lift in underlying return on average funds employed for both Merchanting and Manufacturing businesses shows the gathering internal momentum.

Highlights

Sales revenue
($ million)


$7,839
$8,000
$6,000
$4,000
$2,000
$0
03 04 05 06 07

Earnings before interest and tax ($ million)


$185.5
$250
$200
$150
$100
$50
$0
03 04 05 06 07

Profit from operating activities after tax ($ million)


$80.1
$150
$100
$50
$0
03 04 05 06 07

Total shareholder return (cumulative annual)


161.4
200
150
100
50
0
03 04 05 06 07

Paper sales volume
('000 tonnes)


4,313
5,000
4,000
3,000
2,000
1,000
0
03 04 05 06 07

Number of employees
(full time equivalent)


9,502
10,000
7,500
5,000
2,500
0
03 04 05 06 07

Note: For all graphs, 2005, 2006 and 2007 reported under AIFRS. Prior years as previously reported (i.e. unadjusted for the change due to AIFRS). In this Report, currency is in Australian dollars unless otherwise indicated

Summary financials

PaperlinX Limited and Controlled Entities		Year ended 30 June 2007	2006	% change
Sales revenue	$m	7,839.3	7,371.6	+6
Earnings from operating activities before interest, income tax, amortisation and depreciation	$m	286.5	257.1	+11
Earnings from operating activities before interest & income tax	$m	185.5	152.4	+22
Underlying earnings from operating activities before interest & income tax	$m	197.7	156.6	+26
Profit before income tax	$m	114.6	87.3	+31
Profit after income tax	$m	80.1	65.4	+22
Key Ratios				
Earnings before interest and income tax to average funds employed	%	7.0	6.2	
Working capital to sales	%	15.5	16.6	
Operating cash flow	$m	142.9	259.8	
Net interest cover	x	2.6	2.3	
Net debt/Net debt & equity	%	24.3	36.0	
Basic earnings per share post hybrid distribution [1]	cps	16.4	14.7	+12
Dividend per share (Total annual)	cps	11.0	10.0	+10

(1) Hybrid distribution accrued in 2007 of $6.6 million
Note: In this statement, currency is in Australian dollars unless otherwise indicated.

	EBIT		Sales Revenue		Total Assets	
	June 2007 $m	June 2006 $m	June 2007 $m	June 2006 $m	June 2007 $m	June 2006 $m
Industry Segments						
• Europe	139.9	123.5	4,780	4,528	2,148	2,187
• North America	51.5	39.9	1,380	1,133	502	569
• Australia, NZ and Asia [1]	13.8	25.5	1,033	1,049	462	472
• Inter-merchant Sales			(34)	(19)		
Total Paper Merchanting	205.2	188.9	7,159	6,691	3,112	3,228
Paper Manufacturing [1]	10.2	(3.3)	1,016	1,021	1,148	1,032
Corporate [1] [2]	(29.9)	(33.2)			129	56
Operating earnings before interest & income tax	185.5	152.4				
Net interest	(70.9)	(65.1)				
Income tax expense	(34.4)	(21.9)				
Outside equity interests	(0.1)	0.0				
Inter-segment sales			(336)	(340)		
Unallocated assets (deferred tax assets)					53	74
Total	80.1	65.4	7,839	7,372	4,442	4,390

Notes
(1) Reported historic results adjusted to reflect the formation of PaperlinX Office.
(2) Corporate includes Group overheads, governance and compliance costs, financing costs, public company costs, Group wide long-term incentive costs and applicable one-off items.


9lives
alpine

What we know

David Meiklejohn, Chairman

is that 2007 saw a welcome recovery in both the reported and the underlying earnings of PaperlinX, reflecting benefits from the restructuring and development initiatives initiated over recent years. Although Paper Merchanting has again contributed the majority of our earnings, the lift in returns for both merchanting and manufacturing is encouraging.

Chairman's report

In previous reports I have commented on the strategy we are following to build on our strong and sustainable merchant base and to mitigate where possible the challenging market conditions. We have maintained this strategy in a difficult economic environment where we face the impacts of global oversupply in the paper industry, rising input costs and a continuing weak US dollar. We do not see any significant changes in these economic factors in the immediate period ahead. We will continue to focus on key areas within our control to ensure that our underlying profitability continues to improve.

The theme of this year's annual report is 'What we can do' and provides insight into the actions and strategies being implemented throughout the Group. Whilst the market conditions we have faced in 2007 have continued to impede progress towards our return targets, the level of activity across the Group to deliver the targeted returns from our strategic initiatives is encouraging. We are focussed on growing profitable volumes and improving sales margins, while at the same time reducing costs and improving productivity to ameliorate the impact of external cost increases.

The paper industry has demonstrated a cyclical pattern over many decades. However, while other business sectors have seen strong positive cyclical benefits over recent years, our industry has yet to see this. Accordingly, we continue to take the conservative and pragmatic approach in assuming that we should not rely on cyclical improvements in the immediate period ahead. We are concentrating on business restructuring and cost reduction and as a result are now in a strong position to leverage off any improvements in the external business environment should they emerge.

Our merchanting platform has demonstrated an ability to improve returns in difficult external conditions through capitalising on growth opportunities, managing working capital effectively and reducing costs. We have many initiatives underway across Paper Merchanting which involve building on our strong local positions, improving operational efficiency and capitalising on our key competitive advantages. Our people are well motivated and we are seeing good growth in personal competencies supported by training in many areas, including sales skills, leadership and safety.

Our Paper Manufacturing activities continue to face difficult market conditions. Nevertheless, in 2007 we did see an increase in earnings, albeit from a low base and with returns continuing at unacceptable levels. Our Paper Manufacturing strategy is to increase domestic sales through product, environmental and logistic innovations while managing costs through efficiency improvements. We are focussing attention on areas where we have competitive advantage and finding alternatives where we do not. Strong management attention will continue to be given to improving operating efficiencies, achieving cost reductions and improving our sales mix.

The new bleach plant and pulp upgrade at Maryvale Mill is well progressed with completion still on track for a full year contribution in 2009. This is a substantial project spread over many areas of the mill and is being undertaken at a time of strong demand for construction materials and labour. Although the cost will now be above the original budget, the project is anticipated to deliver returns in line with expectations due to continuing increases in imported pulp costs. When completed, this project will provide an important platform for our future plans and will provide lower operating costs, improved product quality and improved environmental outcomes. In conjunction with the pulp mill project, we are upgrading the wood yard at Maryvale Mill. This is another key project with important long-term benefits. It also continues to be on track to deliver a solid contribution and improved returns in 2009 and beyond.

During the year $285 million of step-up preference securities were successfully issued to Australian investors. This issue was important as it strengthens the underlying financial profile of the Group and provides increased financial flexibility for us to take advantage of future growth opportunities, particularly in Paper Merchanting.

As advised last year, the Board has commenced a programme of progressive retirement of directors to allow an orderly transition of the Board and avoid a situation where too many Directors retire at the one time. As also indicated, we intend to have an overlap in time between the appointment of new Directors and the retirement of existing Directors. In this regard we were pleased to welcome Mr Jim Hall to the Board during the year. Jim is an experienced Director with a sound financial background that will serve the Company and its shareholders well over coming years.

On behalf of the Board I congratulate Tom Park and his management team on the substantial effort they have made and the successes they have achieved over the past year and thank all employees for their effort and commitment during another year of challenging conditions. The Board also thanks shareholders and other stakeholders for their support as we continue to implement the strategic initiatives which are critical to underpin our long-term growth and expansion.



David Meiklejohn
Chairman


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What we are seeing

Tom Park, Managing Director and Chief Executive Officer

is a growing capacity to manage change and create momentum even in difficult conditions to better position our Company for future opportunities.

Managing Director's report

2007 was a year of good progress across the Group with increasing internal momentum. Last year our Annual Report discussed a range of internal strategic initiatives and this year we are pleased to be able to report that our run rate for total benefits by 2009 from strategic initiatives has improved and that our delivery in 2007 is ahead of our expectation last year. And this was all in a market where the negative headwinds have continued, making this progress all the more creditable, and critical.

We know that we cannot stay still, that we must continuously adapt as a company, and do so faster and more aggressively than our competition. We must provide our people with the tools they need to be successful in these difficult markets and we must continue to invest in the areas where we have strategic advantage. Likewise, we must improve our productivity to fund this investment and we must make the hard decisions where necessary to remove ourselves from uncompetitive situations.

On all these measures, 2007 was a successful year – not an easy year, but a year of good progress.

Group Results

The PaperlinX net profit after tax for the 2007 financial year was $80 million, up 22 per cent on last year's $65 million. Group operating earnings before interest and tax (EBIT) were $186 million. This is up 22 per cent on last year's $152 million. This operating result reflects the strong focus on internal efficiencies, productivity improvements, cost management and real benefits from strategic initiatives supported by one-off gains from the sale of non-core assets, rather than any real benefit from external market conditions. The industry continues to face structural imbalances in global supply and demand, although we have seen the start of rationalisation in Europe. We have also seen a continuation of high input costs for our paper manufacturing business and a weakening in the US dollar impacting on paper selling prices in Australia and other non-US markets.

The key change in external conditions over the past year has been the continued fall in the US dollar. This is an important metric as the selling price of much of the world's paper is based on a US dollar price. A downward movement in the US dollar puts downward pressure on paper selling prices when measured in other currencies. This has been clearly evident in Australia (where the Australian dollar was up 14 per cent against the US dollar over the year) and in New Zealand (up 27 per cent).

After removing the impact of one-off items from the reported EBIT, underlying EBIT was $198 million, up 26 per cent. While the overall result was an improvement over the prior year due to our internal activities, our Australian and New Zealand Paper Merchanting businesses and our Australian Paper Manufacturing business, particularly, faced significant external pressures which were exacerbated by the strength of the local currencies against the US dollar.

Earnings before interest, tax, depreciation and amortisation (EBITDA) was $287 million, up 11 per cent. Net operating cash inflow was $143 million. Working capital improved by $65 million, with year end working capital to sales of 15.5 per cent, lower than the prior year of 16.6 per cent. Average working capital to sales (currency and acquisition adjusted) for the year fell to 17.9 per cent versus 18.9 per cent last year; a good improvement.

If you have been a regular reader of our Annual Reports you will be aware of the number of activities that are underway across the PaperlinX Group, and again this year we will update you on their progress. One of the outcomes of this level of internal change is that there can be one-off financial impacts on our results. In any one year there can be both positive and negative one-off items, activities that are not part of the day-to-day operations of our company, but are reported in our results. While this is absolutely appropriate, we also like to ensure that we are transparent in explaining such impacts. This year the net impact of one-off items was $(12) million, and this number is the difference between our reported EBIT of $186 million and our underlying EBIT of $198 million. These impacts include the costs associated with investments such as our pulp mill upgrade in Australia, the Delivery Company logistics integration in the UK, or benefits from asset sales that we pursue to help fund these investments. One of our differentiators as a company is our ability to manage and deliver on our initiatives and the 'above target' $41 million of benefit from strategic initiatives embedded in this year's result (off our 2005 base) is a key element in our ability to grow returns for our shareholders over time, even in challenging international markets. I believe our progress so far is a tribute to the idea transfer, commitment and change management skills of our people around the globe.

During March 2007, $285 million of hybrid securities in the form of Step-up Preference Securities (SPS) were successfully issued to Australian investors. This issue reduced debt, strengthened the Group's balance sheet, provided increased financial flexibility and enhances PaperlinX's financial platform to take advantage of future opportunities.

Business Performances

Reviewing our operating businesses individually:

We have two business streams. Paper Merchanting is a global network of paper merchants providing local customers with the products they need from a wide range of suppliers. Paper Manufacturing is an Australian business focused at the Australian office, printing and packaging markets. We report these two streams separately, and then regionally within Paper Merchanting.

Paper Merchanting achieved an EBIT of $205.2 million, up 9 per cent on the prior year. Operating earnings in North America were up 36 per cent in local currency boosted by the inclusion of Spicers Canada, while Europe was up 11 per cent in local currency. Australia, New Zealand and Asia was down 46 per cent, where the earnings remained under significant pressure from lower priced paper imports and currency impacts.

Merchanting businesses again improved return on average funds employed for the 4th year in a row, with clear potential for upside from any improvements in the current market conditions. Total Paper Merchanting return on average funds employed increased to 11.9 per cent from 11.4 per cent in 2006, and remains well above the cost of capital. Overall expenses rose 2.1 per cent (adjusting for acquisitions), while the year end working capital to sales ratio reduced to 13.5 per cent from 14.7 per cent. Average working capital for 2007 was in line with the prior year after adjusting for acquisitions.

Paper Manufacturing in Australia saw the benefit of internal initiatives, cost control and efficiency programmes. Operating earnings of $10.2 million included a net $(10.6) million charge due to implementation of strategic initiatives. Underlying operating earnings of $20.8 million was a sound improvement on the $10.2 million earned in 2006, especially considering the higher input costs and ongoing challenges in the marketplace. Earnings continue to be impacted by depressed paper selling prices as a combined result of the strong Australian dollar and oversupply in global paper markets, and by $26 million of input cost increases, such as pulp, fuel oil and chemicals that are not able to be passed on in the current price environment.

Strategic Initiatives

In last year's Annual Report we first reported in detail on the strategic initiatives underway across the PaperlinX Group. Over the past couple of years we have invested capital and restructuring charges in these initiatives to improve competitiveness and strengthen our future platform. The 2008 fiscal year will see a continuation of this programme, with increasing net benefits emerging in 2009.

This year's result gives further evidence of the benefits that PaperlinX has gained from its strategic initiatives with a net contribution of $41 million to EBIT (over our 2005 base). At the current run rate we have the potential to beat the announced incremental EBIT of $100 million from strategic initiatives in 2009 by a further $20 million. There is still much to be done to secure these benefits, but momentum is favourable. What we can do is to continue to deliver against this type of activity.

And as you can see we have made good progress against our own targets. The following highlights the current status of each key initiative:

Completed

Cascades Resources (now Spicers Canada) acquisition
Economies of scale and opportunities for synergies in Canadian merchanting platform.

PaperlinX Office consolidation
Combined different channels to Australian office products and stationery markets with improved service and clearer product offering.

Upgrade of the number 1 paper machine at Maryvale Mill
Enhanced product quality and competitive position.

Shoalhaven number 1 and 2 paper machines closure
Improved operating efficiency and product mix.

Exit of Portuguese, Swedish, Finnish and French markets
Exiting sub-scale market positions.

Acquisition in Italy
Economies of scale and opportunities for synergies by growing Italian merchanting platform.

Underway

Upgrade to Maryvale kraft pulp capacity and bleach plant
Improved product quality, lower costs, reduced exposure to imported pulp, improved environmental performance.
Costs above original expectations, on track for targeted returns in fiscal 2009.

Maryvale wood yard
Reduced costs, improved efficiencies and improved consistency.
On track for start-up to match pulp upgrade.

The Delivery Co in the UK
Logistics integration to optimise customer service, maximise efficiency and minimise environmental impacts.
Seven sites operational as scheduled.

European IT systems
Improve working capital management, deliver additional synergy benefits and improve customer service.
Two implementations on track, one completed.

Netherlands integration
Improve alignment of channels to enhance customer service, deliver additional synergies and improve efficiency.
Driem integrated into Proost en Brandt, envelopes and packaging integrated.

Strategic sourcing alignments
Enhanced relationships with strategic suppliers.
Progressing as expected.

Global Customer Solutions
Unique position to meet global customers' needs.
Developing opportunities.

Paper Merchanting – Layers of Value

As PaperlinX is the first truly global paper merchant, some shareholders have asked how we create value from this platform as evidenced by four years of steady returns and growth.

When we buy a paper merchant, all the value we acquire is within that local merchant and its local customer relationships. One of our core tenets is to respect that local relationship as a basis of our merchant model. So how do we add value to that local business and what can we do to add value as a global merchant?

The first step in this journey happens before you acquire. You must have discipline. Discipline to understand the financials and pay the right price, and discipline to only buy good businesses with good people. We have done that well because of our adherence to clear acquisition criteria.

As we build in-market scale both organically and through bolt-on acquisitions, we develop a new group of opportunities. We tend to attract and retain the best people. We deal with the best customers, and we build relationships with the best suppliers. We develop opportunities for improved efficiencies that benefit our customers and suppliers, as well as delivering more efficient logistics along with back office synergies. We can then grow off of our base Paper Merchanting business into value-added activities such as Sign and Display, Industrial Packaging and Graphics. This builds on our existing platform, servicing many of the same customers with their changing needs in these fast growing segments.

Further global benefits come from best practice sharing in the areas of policy (safety, debtor management, working capital management, etc), operational excellence, branding and training. As we share ideas and build superior logistics capability we can enhance and build our supplier and customer relationships to a global level. This is an opportunity uniquely available to PaperlinX.

This is not just talk. Many of our strategic initiatives have been generated from this way of thinking and are already delivering benefits. Add to this our 10 per cent growth in proprietary branded volume in 2007, our 24 per cent compound annual growth in Sign and Display, Industrial Packaging and Graphics since 2004, and the year on year growth in returns for Paper Merchanting, and you can see why we are continuing to grow this business and look to the future with enthusiasm.

Our People

For PaperlinX to be successful we must have the right people and we must be prepared to invest in them. This is one of our core operating principles. Workplace safety is always a key priority for our people at PaperlinX. This is highlighted in our Sustainability Report. Our key measures of performance in this area are lost time injury frequency rate (LTIFR) and medically treated injury frequency rate (MTIFR). Our LTIFR of 5.8, while creditable on an industry wide basis, was down slightly on last year and not where we had targeted to be. In addition to our focus on safety, in 2007 we committed to a Group wide 'health and wellness programme' for all employees. Details are available in the Sustainability Report, but essentially this is about taking a more holistic view towards health and encouraging our employees to do the same.

2007 saw a continuation of our investment in our people through a range of training programmes specifically geared to our business. We have continued our senior management programme looking at leadership skills and economic profit and are planning the next series of courses for our senior leaders. Our strategic selling programme has been run through Australasia and North America and is currently being rolled out in Europe. At a local level in Australia, the LeaderlinX programme has helped build skills in our operating companies.

As we move through 2008 we will be rolling out a set of values across the PaperlinX Group that have been developed over the past year following a comprehensive consultation programme. These values are intended to act as a common thread though our organisation, building on our important local values, but encompassing an overall view of what it means for our people to be part of the PaperlinX family.

Sustainability

In this Concise Annual Report we do not spend time on the subject of sustainability. This is because we have committed an entire report to this key area. We know our business has impacts, be they economic benefits or the environmental impacts of our activities. Our goal is to be transparent in explaining our impacts and to look to continually improve our performance in all areas. Please look at our Sustainability Report (available in hard copy or on our website, www.paperlinx.com) where we detail our performance in the non-financial areas, and the work we are doing to underwrite our future performance.

Conclusion

2007 has further reinforced the progress we have made on our journey to grow returns for our shareholders. Our current returns are below our targets, but we are taking positive and aggressive actions at all levels of the company on what we can do. 2008 will be an important year with a number of key projects moving through critical periods towards their conclusions, to achieve the substantial targeted benefits in 2009 and beyond.

The impact of the weak US dollar on the PaperlinX results is substantial despite the real progress made on efficiencies, costs and expenses to mitigate the impact. Major exposures are on pricing, input cost recovery and export sales translation in our Paper Manufacturing business in Australia. Pricing in Europe, New Zealand and Canada is also indirectly affected. All of these factors will make 2008 a challenging year.

I would like to thank my fellow employees for the commitment and energy they have shown throughout the past year. It is exciting to see the growing momentum across the Company, with the sharing of ideas and best practice. We are uniquely positioned to take advantage of the opportunities ahead of us and I know that we have the team and are building on the skills and experience needed to be successful in the future.



Thomas P Park
Managing Director and
Chief Executive Officer

Our senior management


Tom Park


David Lamont


Chris Creighton


Eduard de Voogd


Martin Fothergill


Jim Henneberry


Ross O'Brien


David Shirer

Tom Park
Managing Director and Chief Executive Officer

Tom was appointed Managing Director and Chief Executive Officer of PaperlinX Limited in February 2004. He was previously Chief Executive Officer of Goodman Fielder Limited, Chief Executive Officer of Southcorp Limited, and Executive Vice-President of Kraft Foods Limited. Tom has broad business experience in Australia, Asia, North America and Europe.

David Lamont
Chief Financial Officer

David joined PaperlinX as Chief Financial Officer in February 2006 and has worldwide responsibility for finance, taxation, commercial, legal, audit and business systems. David was previously Chief Financial Officer of BHP Billiton's Carbon Steel Materials business and has held a number of senior finance roles in the mining, chemical and agricultural industries.

Chris Creighton
President, PaperlinX North America

Chris was appointed President, PaperlinX North America in March 2001 and has responsibility for the operations in the US and Canada. Chris has an extensive background in merchanting and has held various senior positions in Australia and North America.

Eduard de Voogd
Chief Executive Officer, PaperlinX Europe

Eduard was appointed Chief Executive Officer, PaperlinX Europe in November 2003 and has responsibility for the growth and strategic direction of the Merchanting businesses in Europe. Eduard has held a number of senior marketing and management positions in PaperlinX's European operating companies.

Our group structure



PAPERLINX
PAPER MERCHANTING
PAPER MANUFACTURING
EUROPE
AUSTRALIA, NZ AND ASIA
NORTH AMERICA
AUSTRALIA
UK, IRELAND AND SOUTH AFRICA
AUSTRALIA
USA
PAPERLINX OFFICE
AUSTRALIAN PAPER MILLS
NORTHERN AND WESTERN EUROPE
NEW ZEALAND
CANADA
PAPERLINX PRINTING AND PUBLISHING PAPERS
AUSTRALIAN PAPER PACKAGING PAPERS
CENTRAL AND SOUTHERN EUROPE
ASIA

Martin Fothergill
Group General Manager, Merchanting Australia, New Zealand and Asia

Martin was appointed Group General Manager, Merchanting Australasia in November 2005 with responsibility for Australia, New Zealand, Asia and Paper Trading. He was previously Regional President, UK and Ireland and joined the PaperlinX Group in 2002 as Managing Director of Bunzl Fine Paper in the UK, later renamed The Paper Company. Martin has over 30 years of experience in Paper Merchanting.

Jim Henneberry
Executive General Manager, Australian Paper

Jim joined PaperlinX in July 2006 and has responsibility for the Group's paper manufacturing in Australia. Jim was previously with International Paper/Carter Holt Harvey in the US and New Zealand. Prior to this he held various operational, capital and strategic roles during his 28 years in the international pulp and paper industry.

Ross O'Brien
Executive General Manager, Human Resources

Ross joined PaperlinX in March 2003 and is responsible for developing the Group's worldwide human resources and environment, safety and health policy and strategy. Ross has held various senior executive level roles in human resources and operational areas in Australia, the US and Europe.

David Shirer
Executive General Manager, Corporate Affairs

David joined PaperlinX in 2000 and has responsibility for investor relations, external communication, including media relations and internal communication. David has broad experience in investor relations and in the finance industry.


leading innovation
REFLEX
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Paper is


Australian
REFLEX
green pages
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REFLEX
PLATINUM

To Julie, paper is the way she enhances her company's presentations.

To us, it's our range of fine papers sold throughout the world offering customers a wide product range backed up with quality, reliability and availability.

What we can do is listen carefully to our customers

Our position as the world's leading fine paper merchant means that we are in a unique position to meet our customers' needs through our global network of locally focused fine paper merchants



Europe
Adria Papir
Alpe Papir
Antalis SpA
Bratislvaska papierenska
Budapest Papir
BührmannUbbens
Caledonia
CC&CO Group
ContactHorne Paper
Deutsche Papier
DM Paper
Dunav Papir
Epacar
Finwood Papers
Howard Smith Paper Group
Mercator Papier
Ospap
Paper Products Marketing
PaperNet Austria
PaperNet Denmark
Polyedra
Proost en Brandt
Robert Horne Group
The Paper Company
Udesen
Union Papelera

Australia, New Zealand and Asia
Dalton
Dalton Web
Paper Products Marketing
Spicers Paper
Winpac Paper

North America
Coast Paper
Kelly Paper Company
Paper Products Marketing
Papier Coast
Roll-O-Vert
Spicers Canada
Spicers Paper Inc

Paper Merchanting overview and results

Improved underlying operating earnings and returns in Paper Merchanting were the result of internal initiatives rather than from any real improvements in the external environment.


Sales revenue
(A$ million)
$7,159
$8,000
$6,000
$4,000
$2,000
$0
03 04 05 06[1] 07[1]


Earnings before interest and tax (A$ million)
$205.2
$200
$150
$100
$50
$0
03 04 05 06[1] 07[1]


Sales volume
('000 tonnes)
3,764
4,000
3,000
2,000
1,000
0
03 04 05 06[1] 07[1]

[1] Adjusted to reflect PaperlinX Office

Paper Merchanting reported improved earnings before interest and tax of A$205.2 million, up 9 per cent on the prior year on sales revenue of A$7.2 billion, up 7 per cent on the prior year. Earnings growth was strong in North America, helped by the inclusion of Spicers Canada for the full period, while Europe saw a modest improvement in earnings. Earnings in Australia and New Zealand remained under significant pressure from lower priced paper imports and various currency impacts.

Merchanting has continued to produce sound returns in this difficult environment, with clear potential for upside from any improvements in market conditions. Total merchanting return on average funds employed (ROAFE) increased to 11.9 per cent from 11.4 per cent in 2006, and remains well above the cost of capital, meaning that this business has continued to increase value creation for shareholders. The shift from indent to stock sales and other cost pressures during the year resulted in a modest increase in overall costs of 2.1 per cent, after adjusting for acquisitions. Our continued focus on working capital resulted in a further improvement in our average working capital to sales ratio, a key measure of how efficiently we are using capital, down from 14.7 per cent to 13.5 per cent.

2007 was a year of good progress on a range of strategic initiatives underway across our Paper Merchanting platform. These initiatives have fallen into three key areas, in line with our core operating principles. Growing and strengthening our existing businesses; reducing our exposure to areas where we lack any competitive advantages; and thirdly, growing in complementary business areas that allow us to build new business streams off our existing infrastructure to meet our customers' changing needs.

The growth of the PaperlinX Paper Merchanting platform has been a core plank of the Group's successful strategy to balance its exposure to paper manufacturing. PaperlinX is now the leading global fine paper merchant with businesses in 27 countries. PaperlinX has continued to invest in this platform and in the people that make it happen. Investments in integrated IT platforms are underway in Europe and North America. A strategic selling programme, developed specifically for PaperlinX and our industry, is providing new tools to our sales force. It is currently being rolled out globally, with over 500 participants having already completed courses.

Looking to the future, PaperlinX sees good opportunities to continue to successfully grow its paper merchanting platform. Investing in its strategic advantages will provide the base for sustainable long-term returns for shareholders and provide the greatest opportunities for its employees, customers and suppliers.

Europe
1 Denmark
2 Ireland
3 United Kingdom
4 Netherlands
5 Belgium
6 Germany
7 Poland
8 Czech Republic
9 Austria
10 Slovakia
11 Hungary
12 Croatia
13 Slovenia
14 Italy
15 Spain
16 Serbia

Results from Europe include South Africa.


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Paper Merchanting Europe

Financial Highlights	**2006**	**2007**
Sales revenue (€ million)	2,732	2,828
Earnings before interest and tax (€ million)	74.5	82.8
Sales volume ('000 tonnes)	2,458	2,443

PaperlinX Europe is a leading European fine paper merchant with a network of 25 paper merchants across 16 countries.

Overall volumes were lower than in the prior year due to the weaker UK market and some volume lost during our Netherlands integration. The volume impact was largely in indent volume, with an improvement in the volume of product sold from stock rather than lower value direct sales. The UK market is a key market for PaperlinX representing around 50 per cent of the Group's European volumes. The average price realisation for PaperlinX across Europe was up 4 per cent, driven by good gains in uncoated fine paper prices and mix improvements. The key coated woodfree grades showed some improvement, although the price performance through the year was mixed. There were some encouraging signs as the financial year concluded with capacity closures and price rise announcements.

Overall market conditions were generally challenging with over-capacity amongst European coated woodfree paper manufacturing combining with the weak US dollar against European currencies to keep pressure on paper selling prices and making it difficult to pass pricing along to printers.

PaperlinX Europe again saw good growth in its proprietary brands which had annual growth of 10 per cent, supporting margin growth. Proprietary brands represent over 20 per cent of total paper sales. Also helping margins are the growing sales of non-paper products. Sign and Display turnover was up 9 per cent on the prior year. While making up a modest portion of total revenue, Sign and Display is an important growth opportunity.

PaperlinX Europe has continued to actively progress a number of strategic initiatives that will contribute significantly to the Group's future earnings. The three key ongoing initiatives are:


HELLO
motif
premium
quality laser, inkjet and copier

Our pan-European brands combine our services with carefully selected products for specific customer demands.

the UK logistics group, The Delivery Company, with seven sites now operational; the integration of two of our three Dutch paper merchants with the consolidation of packaging wholesale activities now complete; and the roll-out of a common IT platform across Europe.

North America
1 Edmonton
2 Calgary
3 Saskatoon
4 Vancouver
5 Regina
6 Winnipeg
7 Sudbury
8 Toronto
9 Kitchener
10 Belleville
11 Ottawa
12 Montreal
13 Quebec City
14 Dartmouth
15 St John's
16 Seattle
17 Portland
18 Minneapolis
19 Sacramento
20 Denver
21 Kansas City
22 St Louis
23 San Francisco
24 Las Vegas
25 Los Angeles
26 San Diego
27 Phoenix
28 Tucson
29 Hawaii


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Paper Merchanting North America

Financial Highlights	2006	2007
Sales revenue (US$ million)	841	1,078
Earnings before interest and tax (US$ million)	29.6	40.2
Sales volume ('000 tonnes)	508	623

PaperlinX North America is a leading US West Coast and Canadian fine paper and graphic arts merchant distribution network, with six operating companies.

Overall volume growth of 23 per cent was strong, boosted by the inclusion of Spicers Canada, with each operating company facing differing market conditions. Proprietary brand growth of 18 per cent has lifted the total volume sold through our own paper brands to over 25 per cent of total volume. This was in a market where overall demand was mixed at best, with conditions in 2007 generally softer than those seen in 2006. Pricing was generally positive in the US given continued capacity reductions in North America and the weak US dollar, however, Canadian pricing remained under pressure from currency. Average price realisation was up 4.6 per cent across North America, assisted by improved product mix.

The 36 per cent growth in operating earnings reflects the earnings leverage to improvements in the operational environment along with the inclusion of Spicers Canada. The acquisition of Spicers Canada has been highly accretive to earnings with a very successful integration into our North American business platform. The upcoming Toronto warehouse consolidation will create another layer of opportunities for enhancing returns which have already exceeded year 3 acquisition targets (+15 per cent ROAFE).

PaperlinX North America had a good result in its management of working capital through 2007, with working capital 6 per cent lower than in the prior year and a good fall in the working capital to sales ratio. Success in this area helped PaperlinX North America to grow returns further.


Endeavour
SUPREME
Discovery
Pacesetter
Gloss & Matte

We offer a wide variety of paper options and graphic system solutions to printers and graphic customers across the continent.

PaperlinX North America is continuing to adapt to meet the changing competitive landscape, with a range of strategic and management initiatives aimed to further build on their competitive advantages and provide customers in various product segments with enhanced service offerings.


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Australasia
1 Darwin
2 Townsville
3 Brisbane
4 Sydney
5 Canberra
6 Melbourne
7 Hobart
8 Adelaide
9 Perth
10 Auckland
11 Wellington
12 Christchurch
13 Dunedin
14 Singapore
15 Malaysia
16 Vietnam
17 Hong Kong
18 China
19 Taiwan

Paper Merchanting Australia, New Zealand and Asia

Financial Highlights	**2006**	**2007**
Sales revenue (A$ million)	1,049	1,033
Earnings before interest and tax (A$ million)	25.5	13.8
Sales volume ('000 tonnes)	741	725

PaperlinX Merchanting Australia, New Zealand and Asia are the leading merchanting groups in Australia and New Zealand and operate in a number of Asian countries.

This division faced challenging market conditions throughout 2007 with no growth in Australia and a significant decline in the overall market in New Zealand, but with growth in the underlying markets in Asia. In this environment, overall volumes declined 2 per cent, including volumes lost as pricing was held in specific cases. Paper Trading volumes were lower due to reduced volumes available for export sale from paper manufacturing as a result of production line closures.

Customer consolidation has been a key feature of both the Australian and New Zealand markets, which, combined with continued over capacity in the print industry, has made these markets increasingly challenging.

Overall price realisations were down 1 per cent with significant regional and product mix variations. Pricing in Australia and New Zealand remained under pressure from a weak US dollar.

Reported operating earnings of $13.8 million were impacted by a number of one-off items, totalling $(9.4) million versus last year, explaining much of the year on year variance. This included a $(7.7) million negative impact on the New Zealand EBIT resulting from the continued strong appreciation of the New Zealand dollar against the US dollar (up 27 per cent), and a net $(1.7) million impact on Australian EBIT related to restructuring activities. Paper Trading produced a strong result.

Against this environment PaperlinX Merchanting Australia, New Zealand and Asia has made good progress in reducing costs and managing working capital. Working capital reduced by 9 per cent following good performances on a number of warehouse consolidations in Australia.


Meet
Beautiful

Our primary focus is on the commercial print, packaging, web and office segments – from paper selection to final delivery.



To Sally, paper is a chance to show her creativity to her Mum and Dad.

To us, it's knowing that the paper we make is helping people to get their message across in businesses, schools and homes around the world.


THE PAPERLINX
RECYCLE BOX
REDUCE REUSE RECYCLE RECOVER
PaperlinX
REFLEX
REFLEX
WATER CONVERSIONS
CATEGORY
VOLUME OF WATER USED

Paper is

What we can do is build on our competitive advantages

Paper Manufacturing overview and results

Underlying operating earnings have seen the benefit of internal initiatives, cost control and efficiency programmes beginning to mitigate an external environment that remained extremely difficult.

Sales revenue (A$ million)


$1,016
$1,200
$900
$600
$300
$0
03
04
05
06[1]
07[1]

Earnings before interest and tax (A$ million)


$10.2
$160
$120
$80
$40
$0
03
04
05
06[1]
07[1]

Sales volume ('000 tonnes)


818
800
600
400
200
0
03
04
05
06[1]
07[1]

[1] Adjusted to reflect PaperlinX Office.

Paper Manufacturing made good progress through 2007 to generate operating earnings of $10.2 million compared to a loss in 2006 of $(3.3) million. Underlying operating earnings (excluding one-off costs) of $20.8 million was a sound improvement on the $10.2 million earned in the prior year. These results are particularly credible because they were generated in an external environment that continued to deteriorate with higher input costs and highly competitive market conditions.

Plant operating efficiencies and mix improvements helped to mitigate the continued impact of rising costs from imported pulp, chemicals and energy. Strategic initiatives have also begun to deliver significant benefits. These initiatives have included the upgrade of the number 1 paper machine at the Maryvale Mill to produce semi-extensible sack kraft paper for paper bags and sacks, the closure of the number 1 and 2 paper machines at the Shoalhaven Mill and the creation of PaperlinX Office to create a seamless offering to customers in the office and stationery segments. More recently, the establishment of PaperlinX Printing and Publishing Papers and Australian Paper Packaging will streamline the channels to market in those segments.

Over the past three years the global paper over-capacity situation combined with a weakening US dollar, the currency in which global paper prices are set, has kept significant downward pressure on the Australian paper market. This market is predominantly supplied by imported paper, so these imports effectively set the market selling price. PaperlinX's strategy has been to move the business progressively into areas where there is the greatest competitive advantage. PaperlinX has a good position in the Australian office papers market, with key brands like Reflex™ that can uniquely satisfy customers' needs. This comes through our mix of high quality papers made from fibre sourced from sustainably managed forests with strict and auditable harvesting or from recycled paper from the Australian waste stream, reducing local landfill and consequent greenhouse gas emissions.

PaperlinX has progressively moved out of commodity grades and is investing in improving product and operational performance. A key investment is the upgrade of the pulp capacity and installation of a new elemental chlorine free (ECF) bleach plant at the Maryvale Mill. This project will reduce dependence on imported pulp by increasing capacity by 80,000 tonnes, reduce manufacturing costs, and improve operational efficiency, product quality and environmental performance. The first major shut for the upgrade was completed on time. Two more major shuts are scheduled during 2008. The cost of the project is expected to be up to 25 per cent above the original estimate of $203 million, and completion due for a full year contribution in 2009, and returns expected to be in line with expectations.

Paper Manufacturing


Australia
1 Shoalhaven Mill, New South Wales
2 Head Office, Melbourne, Victoria
3 Maryvale Mill, Victoria
4 Burnie Mill, Tasmania
5 Wesley Vale Mill, Tasmania
1
2
3
4
5

Financial Highlights	2006	2007
Sales revenue (A$ million)	1,021	1,016
Earnings before interest and tax (A$ million)	(3.3)	10.2
Sales volume ('000 tonnes)	846	818

Overall sales volumes were 3 per cent lower than last year, with packaging papers volume in line and communication papers volumes down 5 per cent. This reduction results from the reduction of manufacturing capacity due to the closure of two paper machines at the Shoalhaven mill, and the realignment of products between remaining machines. Australian domestic copy paper volume increased 2–3 per cent despite a highly competitive market as we were better able to match customer needs with a wide range of papers for office and home uses. Domestic volumes for communication papers reflected the reduced overall volumes, but the mix between commodity and branded product improved.

Improvements in paper machine operating efficiencies helped mitigate rising input costs. The changes at the Shoalhaven mill have resulted in improved returns at that mill.

Overall sales revenue was down 1 per cent, with the combined impact of lower volumes and the higher Australian dollar against improved product mix and the increase in international prices for uncoated woodfree paper and sack kraft paper.

Operating earnings of $10.2 million included a net $(10.6) million of one-off costs associated with strategic initiatives. Underlying operating earnings of $20.8 million were double the prior year, despite increasing input costs, with the increased costs of pulp alone impacting EBIT by $(22) million for the year.

Trading expenses for the business reduced 6 per cent and working capital reduced by 2 per cent. This is a particularly good performance given the build up of pulp inventories at various stages through the year to meet needs during periods of production disruption relating to the pulp mill project. Overall return on funds employed remained low at 1.1 per cent.

Looking forward, the successful completion of the pulp mill upgrade along with an improvement in the external environment is key to helping return Paper Manufacturing to an acceptable level of returns. There are a range of initiatives underway across the business to reduce structural costs as pressures on the business remain severe, despite the good progress made to date.


EFLEX
Postspeed
We are the leading producer of office, printing and packaging papers in Australia.

What we can do is deliver improvements

Strategic Initiatives

$41 million contribution to operating earnings since 2005

Potential to deliver additional $20 million to $100 million target in 2009

Paper Merchanting

Efficiency improvements

- Working capital to sales ratio down from 16.4% in 2004 to 13.5%
- Debtor days down from 67.5 days in 2004 to 60.9 days
- Inventory days down from 71.2 days in 2004 to 62.2 days

Value added growth

- +10% compound annual growth (CAGR) in branded paper since 2005 to 26% of total volume
- Sign and Display, Graphic and Industrial Packaging 27% CAGR since 2004

Returns

- ROAFE increased from 10.5% in 2004 to 11.9%
- 29% CAGR in earnings per share contribution since 2000

Paper Manufacturing

Key strategic advantages

- Pulp
- Brands
- Local supply
- Established long-term customer relationships

Plant operating efficiencies

Water and Energy efficiency gains

Pulp mill upgrade on track

Creation of PaperlinX Office

Greenhouse Challenge Plus agreement with the Australian Government

Paper is

us!


KELLY PAPER

▲Kelly Paper – US



▲Robert Horne Group – UK



▲Wesley Vale Mill – Australia



▲PaperlinX Office – Australia





▼Maryvale Mill – Australia ▲Spicers Paper and Dalton – Australia ▼Coast Paper Toronto – Canada ▲Robert Horne Group – UK


REFLEX REFLEX




IN CHARTA
SPICERS

▲Paperpoint – Australia



▲Scoresby – Australia



▲Spicers Paper – US



▲Kelly Paper – US




THE DELIVERY CO.

▼Kelly Paper – US

▲Proost en Brandt –The Netherlands

▼Spicers Paper – US

▲Delivery Co – UK




Paper

Directors of Pape



David Meiklejohn Tom Park Andrew Guy Jim Hall

David E Meiklejohn
BCom, Dip Ed, FCPA, FAIM, FAICD
(Chairman) Age 65

Appointed a Director and Chairman in December 1999. An experienced company director with a solid financial background and over 40 years' experience in paper manufacturing and distribution businesses. Currently a director of ANZ Banking Group Limited (from October 2004), Coca-Cola Amatil Limited (from February 2005) and Mirrabooka Investments Limited (from March 2006). Previous roles include: Chief Financial Officer of Amcor Limited and a director of Amcor Limited (1985–2000); Chairman of SPC Ardmona Limited (2002–2005); Deputy Chairman of GasNet Australia Limited (2001–2004); and a director of OneSteel Limited (2001–2005) and WMC Resources Limited (2002–2005). President of Melbourne Cricket Club (since Feb 2007). He is the Chairman of the Nomination & Governance Committee and a member of the Audit Committee, the Remuneration & HR Committee and the Safety & Environment Committee.

Thomas P Park
BSEE, MBA
(Managing Director) Age 60

Appointed Managing Director and Chief Executive Officer of PaperlinX Limited in February 2004. Broad business experience in Australia, Asia, North America and Europe. Previous roles include Managing Director and Chief Executive Officer of Goodman Fielder Limited, Chief Executive Officer of Southcorp Limited, Executive Vice President of Kraft Foods Limited and a director of the National Australia Bank and the Business Council of Australia.

Andrew F Guy
LLB, MBA, FAICD
(Non-executive Director) Age 59

Appointed a Director in March 2001. Experienced commercial lawyer and former director of Spicers Paper Limited. Currently a director of Djerriwarrh Investments Limited (from December 1989), Aviva Australia Holdings Limited (from June 2003) and Anglicare Victoria (from August 1997). A former managing partner in the law firm Arthur Robinson and Hedderwicks, and director of Australian Institute of Company Directors (September 2001-2007). He is the Chairman of the Safety & Environment Committee and a member of the Remuneration & HR Committee.

James (Jim) W Hall
BCom (Acc), FCPA, MAICD
(Non-executive Director) Age 56

Appointed a Director in May 2007. An experienced company director with a strong background in finance and commercial matters. He has over 32 years' experience in financial management, including senior management roles at BHP Billiton and Orica. Currently a director of Alesco Corporation Limited (since July 2005), the ConnectEast Group (since June 2005), Symbion Health Limited (since June 2005), Centro Properties Group (since September 2005) and a member of JP Morgan Advisory Council (Australia) since May 2005. A former executive director finance of Orica Limited (Feb 2002–April 2005). He is a member of the Audit Committee and the Safety & Environment Committee.


Barry Jackson
Nora Scheinkestel
David Walsh
Lindsay Yelland

Barry J Jackson
BCom (Hons), MAICD
(Non-executive Director) Age 62

Appointed a Director in February 2000. Over 30 years' experience in manufacturing and industrial marketing in Australian and international markets. Currently a director of Alesco Corporation Ltd (from November 2001), Equity Trustees Limited (from September 2002) and St Vincent's Institute of Medical Research in Melbourne (from February 2002). A former Managing Director of Pacifica Group Limited (1995–2001) and director of CSR Limited (April 2003–March 2007). He is the Chairman of the Remuneration & HR Committee and a member of the Audit Committee and the Nomination & Governance Committee.

Nora L Scheinkestel
LLB (Hons) PhD, FAICD
(Non-executive Director) Age 47

Appointed a Director in February 2000. An experienced company director with a background in international project and structured financing. An Associate Professor at the Melbourne Business School. Currently a director of AMP Limited (from September 2003), AMP Capital Group (from February 2004) and Orica Ltd (from August 2006). Previous directorships include North Limited, IOOF Funds Management, Medical Benefits Fund of Australia Limited and chairman and director of various energy and water utilities, as well as director of Mayne Group Ltd (July 2005–November 2005), Mayne Pharma Ltd (November 2005–February 2007) and Newcrest Mining Limited (from August 2000–August 2007). She is the Chairman of the Audit Committee and a member of the Nomination & Governance Committee and the Safety & Environment Committee.

David A Walsh
LLB, MAICD
(Non-executive Director) Age 67

Appointed a Director in July 2000. Experienced company director with a wide background in corporate and commercial law, including in relation to the paper industry. Currently Chairman of Templeton Global Growth Fund Ltd (from August 1998) and a director of Macquarie Infrastructure Investment Management Limited (which is the responsible entity of Macquarie Infrastructure Group) (from March 2004) and Dyno Nobel Ltd (from February 2006). Previous roles include a director of Asia Pacific Specialty Chemicals Limited (1994–2002) and a former partner in the law firm, Mallesons Stephen Jaques. He is a member of the Audit Committee and the Nomination & Governance Committee.

Lindsay J Yelland
BSc, FAICD, MACS
(Non-executive Director) Age 61

Appointed a Director in February 2000. Extensive experience in the IT industry. Currently Chairman of Argus Solutions Limited (from March 2003) and Ideas International Limited (from November 2000). Previous roles include Chairman of Legion Interactive Pty Limited (2002–2005); a Group Managing Director of Telstra Corporation; Vice President Asia-Pacific of Data General Corp; and Vice President of Apollo Computer Corporation. He is a member of the Remuneration & HR Committee and the Safety & Environment Committee.

Directors' report

The Directors' Report contains three sections:

1. **Statutory Matters**
2. **Remuneration Report**
3. **Corporate Governance**

Directors

The names of the Directors of PaperlinX Limited in office at any time during or since the end of the financial year are:

D E Meiklejohn	B J Jackson
T P Park	N L Scheinkestel
A F Guy	D A Walsh
J W Hall [1]	L J Yelland

(1) Appointed on 16 May 2007.

Details of the qualifications, experience and special responsibilities of Directors are set out on pages 32 to 33 of this Concise Annual Report.

Principal Activities

The principal activities of the consolidated entity were the distribution and sale of printing, publishing and packaging papers and the manufacture of communication papers and packaging papers. There were no significant changes in the nature of the principal activities of the consolidated entity during the year under review.

Review and Results of Operations

A review of the operations of the PaperlinX Group during the financial year and the results of those operations are contained in pages 18 to 26 of this Concise Annual Report.

State of Affairs

Significant changes in the state of affairs of the consolidated entity that occurred during the financial year ended 30 June 2007 were as follows:

March 2007	Issuance of 2.85 million PaperlinX Step-up Preference Securities.
May 2007	Purchase of Antalis S.p.A. in Italy and sale of Axelium SAS in France.

Commentary on the overall state of affairs of the economic entity is set out on pages 18 to 26 of this Concise Annual Report.

Environmental Regulation

The consolidated entity is subject to significant environmental regulation, in particular with respect to its manufacturing activities. Environmental performance obligations are monitored by management and the Board and subjected, periodically, to internal audits as well as independent external and government agency audits and site inspections. Further details are available in the 2007 Sustainability Report.

Matters Subsequent to the End of the Financial Year

Since 30 June 2007 and to the date of this Report, no matter or circumstance has arisen (other than those occurring as a result of the normal vicissitudes of business) that has significantly affected or may significantly affect:

(a) the consolidated entity's operations in future financial years; or

(b) the results of those operations in future financial years; or

(c) the consolidated entity's state of affairs in future financial years.

Future Developments/Outlook

Certain likely developments in the operations of the consolidated entity known at the date of this Report have been covered in the Chairman's Report on pages 6 to 7 and generally within this Concise Annual Report. In the opinion of the Directors any further disclosure of information would be likely to result in unreasonable prejudice to the consolidated entity.

Interests of Directors in Contracts or Proposed Contracts with the Company

At the 2006 Annual General Meeting, shareholders approved a restructuring of Non-executive Director remuneration. Consequent on this, those Non-executive Directors in office at that time entered into Amending Deeds with the Company pursuant to which their accumulated retirement benefits were 'frozen' as at 31 December 2006, on the basis set out in the 2006 Notice of Annual General Meeting. An earnings rate equal to the 5 year Australian Government Bond rate will apply to frozen entitlements until retirement. No obligation arose on the Company to make any payment pursuant to the Amending Deeds. Other than those 'frozen' accrued entitlements, retirement benefits are no longer paid to Directors.

Otherwise, Directors have declared their interests in contracts or proposed contracts that may result from their directorships of other corporations, as listed in their personal profiles set out on pages 32 to 33 of this Concise Annual Report.

Dividends

Dividends paid or declared by the Company since the end of the previous financial year were:

Type	Cents per share	Total amount $m	Date of payment	Tax rate for franking credits	Franked %
In respect of the 2005/06 financial year:					
Final – fully paid shares	4.5	20.1	13 Oct 06	30%	Nil
In respect of the 2006/07 financial year:					
Interim – fully paid shares	5.0	22.4	5 Apr 07	30%	Nil
Final – fully paid shares	6.0	26.9	26 Sept 07	30%	Nil

Directors' Meetings

The number of Directors' meetings (including meetings of committees of Directors) and number of meetings attended by each of the Directors of the Company during the financial year are:

Directors	Board of Directors A	Board of Directors B	Audit Committee A	Audit Committee B	Nomination & Governance Committee A	Nomination & Governance Committee B	Remuneration & HR Committee A	Remuneration & HR Committee B	Safety & Environment Committee A	Safety & Environment Committee B
D E Meiklejohn	9	9	6	6	4	4	6	6	4	4
T P Park	9	9								
A F Guy	9	9					6	6	4	4
J W Hall (1)	2	2								
B J Jackson	9	9	6	6	4	4	6	6		
N L Scheinkestel	9	9	6	6	4	4			4	4
D A Walsh	9	9	6	6	4	4				
L J Yelland	9	9					6	6	4	4

(1) Appointed as a Director on 16 May 2007.

A – Number of meetings held during the time the Director held office during the year.

B – Number of meetings attended.

Directors' Interests

The relevant interest of each Director in the share capital of the Company as at 30 June 2007 is as follows:

	Fully paid ordinary shares	Performance options issued as at 30/6/07 (2)	Performance options approved at 2004 AGM (3)	Performance rights issued as at 30/6/07 (3)
D E Meiklejohn	97,612			
T P Park	100,000	200,000	300,000	755,570
A F Guy	80,048			
B J Jackson	40,980			
N L Scheinkestel	38,932			
D A Walsh	30,898			
L J Yelland	35,460			
J W Hall (1)	7,000			

(1) Appointed on 16 May 2007.

(2) These represent contingent interests in the maximum number of options over shares to which executive Directors may become entitled under the Company's performance options plan. No entitlement has been earned based on performance for the period ended 30 June 2007 and the above entitlement excludes 100,000 performance options that have lapsed.

(3) These represent contingent interests in the maximum number of shares to which executive Directors may become entitled under the Company's performance rights plan. No entitlement has been earned based on performance for the period ended 30 June 2007 and the above entitlement excludes 90,215 performance rights that have lapsed.

Indemnities and Insurance

The Company has agreements with each of the Directors of the Company in office at the date of this Report, and certain present and former Officers of the Company, indemnifying those Officers against liabilities to any person other than the Company or a related body corporate that may arise from their acting as Officers of the Company notwithstanding that they may have ceased to hold office, except where the liability arises out of conduct involving a lack of good faith or unlawful activity.

The Directors have not included details of the nature of the liabilities covered or the amount of the premium paid in respect of the Directors' and Officers' liability and legal expenses insurance contracts, as such disclosure is prohibited under the terms of the contracts.

Non-audit Services

In addition to the statutory audit work during the year, the Company's auditors, KPMG, have provided certain non-audit services, including:

- taxation services totalling $205,800;
- other assurance services totalling $85,500; and
- other services totalling $197,000, which includes accounting and due diligence services in respect of March 2007 issuance of PaperlinX Step-up Preference Securities.

The Company has strict criteria relating to the engagement of the auditor for non-audit services. Directors have reviewed the nature of non-audit services being provided, as well as their cost, and believe the provision of these services does not impair the integrity and objectivity of the auditors and is compatible with the general standard of independence for auditors imposed by the Corporations Act. In the current year, the Company has also engaged the services of other accounting firms to perform a variety of non-audit assignments.

Rounding

The Company is the kind referred to in the ASIC Class Order 98/100 dated 10 July 1998 and, in accordance with that Class Order, amounts in this Concise Annual Report and Directors' Report have been rounded off to the nearest one hundred thousand dollars or, where the amount is $50,000 or less, zero, unless specifically stated to be otherwise.

Remuneration Report 2007

1. Introduction

This Remuneration Report has been prepared for shareholders by Directors to explain the processes and policies underlying the determination of Board and executive remuneration. The Report forms part of the Directors' Statutory Report for the year ended 30 June 2007.

The roles of the Nomination & Governance Committee and the Remuneration & Human Resources Committee in relation to Board and executive remuneration are explained in the Directors' Corporate Governance Report on pages 44 to 48.

2. Executive Remuneration

2.1 Remuneration Policy and Principles

The policy of the Company is to design its remuneration practices so that they are sufficiently competitive to attract and retain the quality of staff that it seeks and also to encourage long-term commitment and superior performance from its employees. Rewards are linked to the achievement of business strategies and goals, and to increasing shareholder value.

The key principles upon which this remuneration policy is based include:

- All elements of remuneration will be set at appropriate levels in relation to market practice for comparable roles.
- Payment of incentive-based rewards will be dependent upon achieving demanding performance hurdles consistent with shareholder interests.
- Reward outcomes will be determined having regard to the performance of both the Company and individual executives.

2.2 Remuneration Structure

Remuneration for PaperlinX's executives consists of two main elements:

1. Total Fixed Remuneration (TFR) – includes all fixed costs such as base salary, car, health insurance and mandatory superannuation.
2. Variable Pay – comprises the short-term incentive (STI) (i.e. the annual cash incentive plan), the strategic initiatives share plan (annual strategic targets with reward deferred into shares) and the long-term incentive (LTI) (i.e. rights and options-based incentive plans).

The mix between fixed and variable pay for disclosed executives for the past year is shown in Table 1.

Table 1: Percentage of total target remuneration (annualised)

	Fixed remuneration	Variable (performance-based) remuneration
	TFR	STI, performance rights and performance options
T P Park	44%	56%
C B Creighton	53%	47%
E de Voogd	55%	45%
M J Fothergill	54%	46%
J A Henneberry	53%	47%
D M Lamont	52%	48%
R F O'Brien	53%	47%

2.3 Remuneration Strategic Positioning

The Board aims to position executive Total Fixed Remuneration (TFR) at the median of the relevant market, but to provide higher levels of 'at risk' (or variable) remuneration through the short-term incentive (STI) plan, the strategic initiatives share plan and the long-term incentive (LTI) plans, so that total remuneration will only be above average if the Company performs well. Further information on the variable remuneration plans is provided below.

The TFR for direct reports to the Managing Director is reviewed annually by the Remuneration & Human Resources Committee on the basis of recommendations from the Managing Director and remuneration information provided by an independent consultant for similar roles in relevant local and international businesses.

The TFR for the Managing Director is reviewed annually by the Nomination & Governance Committee based on advice from an independent consultant.

3. Performance-reward Link

3.1 Short-term Incentive

The short-term incentive plan for executives provides for annual target cash bonuses up to 40 per cent of TFR if financial and individual performance targets are met, and a maximum payment of up to 70 per cent of TFR on the achievement of exceptional performance.

The short-term incentive plan for the Managing Director provides for an annual target cash bonus of up to 50 per cent of TFR if financial and individual performance criteria determined by the Board are met, and a maximum payment of up to 100 per cent of TFR on the achievement of exceptional performance.

Group or divisional financial targets for disclosed executives represent up to 57 per cent of the maximum payment. For 2006/07, the financial measures selected by the Board as the best indicators of PaperlinX's annual financial performance were earnings before interest and tax (EBIT) and/or net profit after tax (NPAT) and economic profit (EP). EP is defined as the net financial return from operating activities, less the costs associated with financing those activities, and is measured using the formula: EP = EBIT – (average funds employed x cost of funds).

Individual targets represent the remaining portion of the potential payment, and can be a combination of financial targets, people management, health and safety performance, environmental targets, implementation of business and strategic plans, and effective leadership and management.

For 2006/07, the maximum STI opportunity, the amount paid and the amount forgone for each of the disclosed executives is shown in Table 2.

Table 2: STI – Maximum opportunity, percentage paid and payment forgone

Executive	Maximum potential STI opportunity (% of TFR)	Actual percentage STI paid (% of TFR)	Actual STI as percentage of maximum potential	Actual percentage STI payment forgone (% of TFR)
T P Park	100%	80%	80%	20%
C B Creighton	70%	52%	74%	18%
E de Voogd	70%	56%	80%	14%
M J Fothergill	70%	32%	46%	38%
J A Henneberry [1]	100%	53%	53%	47%
D M Lamont	70%	58%	83%	12%
R F O'Brien	70%	55%	79%	15%

(1) Additional 30% stretch incentive for period 1/7/06 to 30/6/07.

3.2 Strategic Initiatives Share Plan

In a recent review of PaperlinX incentive plans, our independent remuneration adviser reported that PaperlinX's current incentives were a relatively smaller proportion of the total executive remuneration package than for other ASX major corporates. Further, they believed there was a need for PaperlinX to increase the incentive quantum for its executives to be in line with current Australian and international market practice for pay mix. Associated with this review, there was noted an emerging trend towards the introduction of short-term incentive plans involving vesting of shares.

Acting on that advice, the Board introduced an annual Strategic Initiatives Share Plan for the senior executives worldwide with effect from 1 July 2007. Targets are based on the achievement of a predetermined level of strategic initiatives over the year with rewards delivered in the form of deferred shares in PaperlinX Limited. The Plan has been designed to provide greater alignment with business strategy, the competitive market, the agreed PaperlinX pay strategy and current Company circumstances. The Managing Director does not participate in this Plan.

The Strategic Initiatives Share Plan operates as a separate plan to the current long-term and short-term incentive plans and will provide a number of benefits for the Company and its shareholders, namely:

- It will provide strong alignment of executives with strategic goals.
- It will act as a retention mechanism during the deferral period.
- It will improve the opportunity for executives to increase their shareholdings in PaperlinX.

Performance conditions and other terms of the Plan are as follows:

- The Board sets annual strategic targets at the commencement of the Plan year.
- Reward will be 10% of TFR at target and 20% at maximum, for senior executives.
- No reward will apply for below target performance and maximum reward will apply at 110% performance achievement.
- Reward will be in the form of performance share rights.
- Measurement period is one year.
- There are two conditions to be satisfied before rewards will be delivered – satisfactory achievement of the annual strategic targets, and a further two-year service condition.
- After the measurement date, and following satisfaction of the strategic performance targets, the number of qualifying performance rights will be calculated and executives will be eligible to receive cash distributions equivalent to dividends (if any) in relation to those qualifying performance rights.
- Executives will not be able to deal in the performance rights during the two-year deferral period.
- Qualifying performance rights will be forfeited if the executive's employment terminates during that time, unless due to takeover, redundancy or genuine retirement.
- After the two-year deferral period, performance rights will vest and be automatically exercised and shares will be transferred into the executive's name.
- The plan will be reassessed by the Board on an annual basis.

3.3 Long-term Incentives

The long-term incentive plan for the top 31 senior executives in PaperlinX worldwide comprises performance rights plus performance options to provide enhanced incentives for them to improve shareholder value over the long term. The plans are subject to performance hurdles and will only deliver rewards to executives if shareholders have also gained significantly. Performance rights comprise the majority of the entitlements and are supplemented by a relatively modest number of performance options.

Performance rights are granted to executives and senior managers and vesting is subject to the achievement of specified performance criteria as set out below. Each vested performance right entitles the executive or manager to one fully paid ordinary share of PaperlinX Limited, subject to exercise restrictions.

Performance options provide executives with the opportunity to purchase PaperlinX shares at a predetermined exercise price. The exercise price will be the volume weighted average price for PaperlinX ordinary shares on the Australian Securities Exchange (ASX) over the 30-day period prior to 30 June at the commencement of the relevant performance period. Upon the achievement of the specified performance criteria set out below, each vested performance option can be converted into one fully paid ordinary share of PaperlinX Limited, subject to exercise restrictions.

The performance criteria for performance rights and performance options are the same as those approved by shareholders at the Company's Annual General Meeting in October 2004 for the Managing Director, except that plans commencing on or after 1 July 2007 will have multiple testing periods as explained below.

No amount is payable by executives on the grant of the performance rights or performance options.

Performance rights and performance options will lapse on termination of employment or to the extent that the performance criteria are not met at the end of the relevant performance period.

Under the plan rules the Board has discretion either to cancel or to allow some or all of the performance rights or performance options to vest in certain defined circumstances.

The shares relating to the performance rights and performance options are either new issued shares or shares purchased on-market and held in trust for distribution to participants if the performance criteria are satisfied.

Performance Measures and Hurdles

The LTI performance hurdles used by PaperlinX are relative total shareholder return (TSR), and earnings per share (EPS) growth. Each hurdle applies to 50 per cent of the grant to each executive.

Relative Total Shareholder Return

The Board considers relative TSR to be a suitable LTI performance measure because executives will only be able to exercise performance rights and performance options subject to this test if shareholders have received returns on their investment in PaperlinX that compare favourably with those that could have been obtained in other Standard & Poor's (S&P)/ASX 200 companies. Under this criterion, the 'total shareholder return' of PaperlinX is measured relative to the total shareholder return of all stocks which have been included in the S&P/ASX 200 for the whole of the measurement period (Comparators).

Both PaperlinX's TSR and the Comparators' TSRs will be based on ASX share price movements plus dividends paid on the shares (on a pre-tax basis) notionally reinvested to purchase additional shares at the market price prevailing on the date the shares begin trading 'ex' the relevant dividend.

If PaperlinX does not perform in the top 50 per cent of the Comparator group, executives do not receive any benefit (i.e. performance rights or performance options) in respect of this criterion. PaperlinX needs to perform in the top 20 per cent for executives to obtain the maximum benefit. Pro rata arrangements apply for a ranking between these two points.

Earnings Per Share Growth

Earnings per share growth has been selected as an LTI performance measure because it is a fundamental indicator of the Company's financial performance. For executives to obtain the maximum benefit under this criterion, earnings per share growth over three years must equal or exceed the aggregate growth in the Consumer Price Index (CPI) over the three years plus 5 per cent. No benefit accrues if the earnings per share growth over the period is 50 per cent or less of the aggregate growth in CPI plus 5 per cent. Pro rata arrangements apply for performances between the 50 per cent and 100 per cent results.

Change to Performance Measurement Period

The Board has recently approved a change to the long-term incentive plans for the PaperlinX senior executive group worldwide. The change, introduced from 1 July 2007, involves introducing multiple testing periods for measuring performance of TSR against the hurdle.

The Company's independent remuneration adviser confirmed that in its view, multiple testing of performance conditions was an appropriate design feature for long-term incentive plans which incorporate a rigorous performance measure such as TSR. Multiple testing was also considered to be highly appropriate for companies such as PaperlinX which operate in cyclical industries and have high volatility of earnings and share price performance.

The single day test point at the end of the three-year measurement period in the original plan design made the long-term incentive plan somewhat problematic and reduced the perceived value, and accordingly, the leverage impact for executives. Because both 'performance' effects and 'cyclical' effects do not have fixed timeframes within which they operate, any particular plan end-date is an arbitrary choice at which to measure performance.

Accordingly, the Board considered that TSR performance (but not EPS performance) should be tested over an extended period, but that the maximum grant quantum should be scaled down accordingly in successive testing periods as follows:

Testing periods	Percentage of grant
3 years	100% (50% TSR, 50% EPS)
3.5 years	50% (100% of residual unvested TSR performance rights/options; 0% EPS)
4 years & 4.5 years	25% (50% of residual unvested TSR performance rights/options; 0% EPS)

The new testing principle does not apply to existing grants.

3.4 Senior Management Long-term Incentive Plans

Details of grants of performance rights and performance options that can be earned by the disclosed executives under the LTI plans, subject to the achievement of the TSR and EPS performance criteria mentioned above, are set out in Table 3.

Table 3: Long-term Incentive Plans – Maximum potential entitlement

	Performance rights			Performance options		
Name	For period 1/7/04–30/6/07 [1]	For period 1/7/05–30/6/08	For period 1/7/06–30/6/09	For period 1/7/04–30/6/07 [2]	For period 1/7/05–30/6/08 [3]	For period 1/7/06–30/6/09 [4]
T P Park	90,215 600,000 [5]	390,430	365,140	100,000	100,000	100,000
C B Creighton	51,280	82,880	91,710	34,190	55,250	61,140
E de Voogd	55,270	93,260	93,300	36,850	62,180	62,200
M J Fothergill	49,210	81,660	80,390	32,810	54,440	53,590
J A Henneberry			73,110			48,740
D M Lamont			110,140			73,430
R F O'Brien	41,280	74,610	69,290	27,520	49,740	46,200

(1) No entitlement has been earned based on performance for this period and the entitlements have lapsed.

(2) Performance options issued at an exercise price of $4.85; allocation date 30/11/04. No entitlement has been earned based on performance for this period and the entitlements have lapsed. The value of lapsed options is: T P Park – $46,000; C B Creighton – $15,727; E de Voogd – $16,951; M J Fothergill – $15,093; R F O'Brien – $12,659.

(3) Performance options issued at an exercise price of $2.77; allocation date 26/8/05; exercisable, subject to satisfaction of performance conditions, after measurement period ending 30/6/08; expiry date 26/8/15.

(4) Performance options issued at an exercise price of $3.11; allocation date 28/8/06; exercisable, subject to satisfaction of performance conditions, after measurement period ending 30/6/09; expiry date 28/8/16.

(5) Performance shares granted for the period 1/2/04 to 30/1/07 to coincide with Mr Park's commencement date of 1/2/04. No entitlement has been earned based on performance for this period and the entitlement has lapsed.

Figures in blue indicate performance shares, rights and options that have lapsed as at 30 June 2007.

3.5 Senior Management Option Plan

In addition to the above, the Company has issued options to certain executives over a specified number of shares at fixed exercise prices as set out in Table 4.

Table 4: Senior management option plan

	Number	Exercise price $	Date of grant	When exercisable	Expiry date
Executives					
C B Creighton	50,000	$3.50	19/4/01	19/4/04 [1]	19/4/11
	8,300	$4.12	13/9/01	13/9/04 [1]	13/9/11
	8,000	$5.13	20/9/02	20/9/05 [1]	20/9/12
E de Voogd	150,000	$4.64	25/11/03	25/11/06 [1]	25/11/13
M J Fothergill	50,000	$5.13	20/9/02	20/9/05 [1]	20/9/12
J A Henneberry	150,000	$3.11	4/9/06	4/9/09	4/9/16
D M Lamont	150,000	$2.77	28/2/06	28/2/09	28/2/16
R F O'Brien	150,000	$4.76	18/6/03	18/6/06 [1]	18/6/13

(1) Vested and exercisable as at 30 June 2007.

The exercise price of the options was calculated based on an average price of PaperlinX shares in the relevant period prior to the options being granted. Each option entitles the holder to purchase one fully paid ordinary share in the Company at the exercise price. Options cannot be exercised for three years from the date of being granted, except on termination of employment. Options do not entitle the holder to participate in any dividends or share issues of the Company.

In the year ended 30 June 2007, some options became exercisable by the executives referred to above; however, no options were exercised by them during or since the end of the financial year up to the date of this Report.

Options outstanding at 30 June 2007 have been independently valued, as at the grant date, in the range of $0.47 to $1.06. The total value of options outstanding at the date of this Report in relation to the executives specified above, based on those valuations, was $516,021. These values have been determined using an appropriate valuation model (either Monte Carlo simulation model or Black-Scholes formula, as appropriate) incorporating assumptions in relation to the following: the life of the option; the vesting period; the volatility in the share price (range of 20 per cent to 28 per cent); the dividend yield (range of 3 per cent to 7.25 per cent); and the risk-free interest rate (range of 4.4 per cent to 5.95 per cent).

3.6 Prohibition on Hedging of Executive Rights or Options

PaperlinX's policy is that any executive who hedges or attempts to hedge their performance rights or options, or their initial grant of options (whether rights and options are vested or unvested), will forfeit those rights or options.

This policy is included in the plan rules and in communication materials when making a new grant to executives.

Shares are not transferred into the executive's name until vested rights or options are exercised and therefore, until that time, the executive has no ownership of PaperlinX securities to be disposed of.

Any attempt by an executive to dispose of their rights or options has no legal basis and the transaction would not be recognised by PaperlinX. In such a case, the executive would forfeit their rights or options, and those entitlements would automatically lapse.

4. Relationship Between Executive Remuneration and PaperlinX Performance (not subject to audit)

Table 5 shows the relationship between PaperlinX's earnings per share growth performance and relative total shareholder return ranking and the value of performance shares/rights and performance options that have vested or become exercisable in relation to these performance measures as a percentage of fixed remuneration in each of the past five years.

Table 5: Relationship between PaperlinX performance and LTI vesting

Year	EPS growth (% of target)	TSR ranking (percentile)	Value of equities vested or exercisable as a percentage of fixed remuneration in relation to EPS performance	TSR performance
2006/07	<50%	<50th	0%	0%
2005/06	<50%	<50th	0%	0%
2004/05	<50%	<50th	0%	0%
2003/04	<50%	50th	0%	15.1%
2002/03	<50%	50th	0%	1.2%

The variation in rewards, from year to year, results from the earlier plans having different performance and design conditions depending on the level of the participating executive. Effective 1 July 2004, all plans are the same in design and have the same performance conditions as the plan approved for the Managing Director by shareholders at the 2004 Annual General Meeting.

5. Service Agreement Provisions

PaperlinX has entered into service agreements with all of its executives, none of which are for fixed terms. Details of the periods of notice required to terminate the contract and the termination payments provided under each contract are outlined in Table 6. Actual payments will depend on local legal requirements. These variations reflect the differences in the practices of businesses acquired around the globe and conditions that were in place prior to acquisitions. Payment in lieu of notice is calculated using the executive's TFR or notional base salary. In addition to the specified termination payments, on termination all executives are entitled to receive their statutory entitlements of accrued leave, together with any superannuation or pension plan benefits.

The Company may terminate the employment of any of the disclosed executives summarily without notice or payment in lieu if the executive is found guilty of serious misconduct, becomes of unsound mind, becomes insolvent or is declared bankrupt.

Table 6: Service agreement provisions

Executive	Company notice/ payment period	Executive notice
T P Park	12 months	3 months
D M Lamont	12 months	3 months
R F O'Brien	12 months	3 months
J A Henneberry	6 months (12 months on redundancy)	3 months
C B Creighton	12 months up to 25 years' service 15 months if 25 up to 30 years' service 18 months if 30 up to 35 years' service 24 months if 35+ years' service	3 months
E de Voogd	6 months	3 months
M J Fothergill	18 months	6 months

6. Non-executive Director Remuneration

6.1 Policy on Non-executive Director Remuneration

The Directors' aggregate fees are within the maximum sums previously approved by shareholders.

The remuneration of individual Non-executive Directors is approved by the Board as a whole on the recommendation of the Nomination & Governance Committee, and having regard to the principles that the remuneration should:

- Be competitive with other listed Australian companies to attract and retain suitably qualified and experienced Non-executive Directors.
- Reflect the complexity of the PaperlinX Group arising from its international operations.
- Provide additional remuneration for the responsibilities of specific Non-executive Directors in chairing the Board and its committees.

Non-executive Directors do not receive any performance-based remuneration.

It is a policy of the Board that each Non-executive Director increases their shareholding in the Company progressively so that their holding is at least equal in value to one year's fees. Details of shareholdings are included in the Directors' Report on page 35.

6.2 Non-executive Director Fees

The current base fee per annum for Non-executive Directors is $110,000 for a Director and $300,000 for the Chairman of the Board. In addition, the Chairman of the Audit Committee receives an extra fee of $15,000 per annum, and the Chairman of the Remuneration & Human Resources Committee and Chairman of the Safety & Environment Committee each receive an extra fee of $10,000 per annum. These amounts exclude the Superannuation Guarantee Contribution. Committee fees are not otherwise paid.

6.3 Non-executive Director Retirement Allowance

At the 2006 Annual General Meeting, shareholders approved a restructuring of Non-executive Director remuneration. Consequent on this, those Non-executive Directors in office at that time entered into Amending Deeds with the Company pursuant to which their accumulated retirement benefits were 'frozen' as at 31 December 2006, on the basis set out in the 2006 Notice of Annual General Meeting. An earnings rate equal to the 5 year Australian Government Bond rate will apply to frozen entitlements until retirement. No obligation arose on the Company to make any payment pursuant to the Amending Deeds. Other than those 'frozen' accrued entitlements, retirement benefits are no longer paid to Directors.

The accumulated accrued amount of retiring allowances at 30 June 2007 for eligible Non-executive Directors has been fully expensed to profit over the past six years.

7. Directors' and Senior Executives' Remuneration – 2006/07

Details of the nature and amount of each element of the remuneration of each Director and senior executive of the Company who receive the highest remuneration and other key management personnel are set out in Tables 7 and 8. All Directors and senior executives are employed by PaperlinX Group companies. No one is employed by PaperlinX Limited.

Table 7. Directors' remuneration

	Short-term benefits					Post-Employment benefits		Long-term benefits	Termination benefits	Total
	Salary and fees $	Short-term incentives $	Non-cash benefits $	Discretionary share purchase $	Other income $	Superannuation contribution $	Directors' retiring allowances. Annual accrual excluding superannuation. Plan Terminated (1) $	Equity plans (2) $	Termination payment including annual and long service leave $	Total $
Directors										
D E Meiklejohn Chairman										
2007	282,500					26,415	65,337			374,252
2006	265,000					24,840	82,896			372,736
T P Park Managing Director and Chief Executive Officer										
2007	1,673,531	1,360,000	7,907					412,127		3,453,565
2006	1,596,528	892,238	33,559					177,844		2,700,169
A F Guy Non-executive Director										
2007	100,884			7,616		9,765	24,922			143,187
2006	87,300			9,700		8,730	53,947			159,677
J W Hall (3) Non-executive Director										
2007	13,950					1,255				15,205
B J Jackson Non-executive Director										
2007	10,000					110,990	24,560			145,550
2006	71,400			30,600		9,180	32,929			144,109
N L Scheinkestel Non-executive Director										
2007	113,500				7,500 (4)	10,215	24,537			155,752
2006	102,000					9,180	34,225			145,405
D A Walsh Non-executive Director										
2007	101,000				7,500 (4)	9,090	22,020			139,610
2006	92,000					8,280	33,415			133,695
L J Yelland Non-executive Director										
2007	85,400			15,600		9,090	22,503			132,593
2006	64,400			27,600		8,280	32,125			132,405
Total										
2007	**2,380,765**	**1,360,000**	**7,907**	**23,216**	**15,000**	**176,820**	**183,879**	**412,127**	**0**	**4,559,714**
2006	**2,278,628**	**892,238**	**33,559**	**67,900**	**0**	**68,490**	**269,537**	**177,844**	**0**	**3,788,196**

(1) Retirement scheme terminated and accumulated retirement entitlements at 31/12/06 frozen and held in individual accounts for Directors until retirement. Includes accruals to 31/12/06 plus adjustments in accordance with the 5 Year Australian Government Bond rate for the period 1/1/07 to 30/6/07.

(2) The value of shares included as remuneration in the table represents the proportion of the value of the maximum potential number of shares per annum to which the Executive Director may become entitled under the Company's long-term incentive plans as set out above, which is calculated based on an estimate of the probability of the performance criteria being achieved. The value of options is calculated using an appropriate valuation model and allocated evenly over the vesting period.

(3) Commenced as a Non-executive Director of PaperlinX Limited on 16.5.07.

(4) Payment for extra work undertaken with respect to the issue of the Hybrid security.

Accumulated retiring allowances excluding superannuation as at 30 June 2007: D E Meiklejohn – $840,996, A F Guy – $277,972, B J Jackson – $319,898, N L Scheinkestel – $319,188, D A Walsh – $277,089, L J Yelland – $287,886.

Table 8. Senior executives' remuneration

	Short-term benefits				Post-Employment benefits	Long-term benefits	Termination benefits	Total
	Base remuneration (salary and fees) $	Short-term incentives $	Non-cash benefits $	Other income $	Superannuation contribution $	Equity plans [1] $	Termination payment including annual and long service leave $	Total $
Company Executives (excluding Directors)								
C B Creighton President – North America								
2007	563,042	373,011	36,708		118,583	111,417		1,202,761
2006	500,318	355,586	48,854		123,021	48,840		1,076,619
E de Voogd Chief Executive Officer – PaperlinX Europe								
2007	576,370	470,345	50,193		202,036	126,707		1,425,651
2006	551,736	168,346	57,661		192,694	79,059		1,049,496
M J Fothergill Executive General Manager – Merchanting Australasia								
2007	512,272	214,129	57,973		145,582 [2]	100,625		1,030,581
2006	485,840	170,188	70,191		111,345	49,306		886,870
J A Henneberry [3] Executive General Manager – Australian Paper								
2007	454,754	300,105	18,312	33,340	45,475	111,266		963,252
D M Lamont [4] Chief Financial Officer								
2007	704,113	486,230	7,780	33,000	77,452	141,085		1,449,660
2006	275,255	200,000 [5]			28,887	6,667		510,809
R F O'Brien Executive General Manager – Human Resources								
2007	445,160	301,254	36,260		48,968	88,124		919,766
2006	426,591	141,429	72,079		46,925	67,547		754,571
Former Company Executive D M Goldthorp [6]								
2007					105,000		172,500	277,500
2006	568,667	172,500	26,292		188,438	64,917		1,020,814
Total								
2007	**3,255,711**	**2,145,074**	**207,226**	**66,340**	**743,096**	**679,224**	**172,500**	**7,269,171**
2006	**2,808,407**	**1,208,049**	**275,077**	**0**	**691,310**	**316,336**	**0**	**5,299,179**

(1) The value of shares included as remuneration in the table represents the proportion of the value of the maximum potential number of shares per annum to which each executive may become entitled under the Company's long-term incentive plans as set out above, which is calculated based on an estimate of the performance criteria being achieved. The value of options is calculated using an appropriate valuation model and allocated evenly over the vesting period.

(2) In addition, a once off payment of £38,104 was made to compensate for the loss of pension tax relief upon his relocation to Australia.

(3) Commenced employment with PaperlinX Group on 10 July 2006.

(4) Commenced employment with PaperlinX Group on 13 February 2006.

(5) Agreed incentive payment at hire date.

(6) Ceased employment 1.7.06.

Corporate Governance

PaperlinX supports and is committed to the principles of best practice in corporate governance, applied in a manner that is appropriate to the Company's particular circumstances.

The Board has established a framework of processes and guidelines for the governance of the Company that includes policies and monitoring procedures, internal control systems, a business risk management programme and standards for ensuring lawful and ethical conduct.

The Board regularly reviews the content and application of the governance framework, the composition and performance of the Board and the membership and operation of the committees of the Board with a view to achieving the highest standards of Board performance and corporate governance.

PaperlinX considers that its corporate governance practices substantially comply with the ASX Corporate Governance Council's best practice recommendations in all material respects.

PaperlinX's Guidelines for Board Operation and Management are posted on the Company's website along with other information about the Company's corporate governance practices.

Role of the Board and Management

Management and control of the business and affairs of the Company is vested in the Board under the Company's Constitution. In particular, the Board has the overall responsibility for the conduct and governance of the Company, including its strategic direction, the review of the strategic plans established by the management team and the monitoring of performance targets.

The Board does not itself manage the business of the Company. Within the scope of the governance framework established by the Board, management is delegated to the Managing Director and it is his responsibility to manage the business, subject to the oversight and supervision of the Board.

Responsibilities of the Board

The Board, amongst other things:

- reviews and approves management's plans for conducting and developing the Company's business;
- approves any material changes to plans that have previously been approved by the Board;
- places limits on the extent to which management can commit resources or dispose of assets or raise funds without specific approval;
- reviews monthly reports from the Chief Financial Officer covering financial performance against budget and reasons if there are any material variations and trends;
- regularly reviews reports from the Managing Director and other executives covering all material aspects of the Company's business and operations, including key areas of risk and importance; and
- monitors the performance of senior members of management.

Matters that are reserved to the Board and are not within the authority delegated to the Managing Director include:

(a) Appointment and remuneration of the Managing Director and general approval of policies relating to any sub-delegation by him.

(b) All matters relating to the issue of securities of the Company.

(c) Adoption of annual business plans and budgets and approval of longer-term strategic plans for the Company and all business units.

(d) Acquisition and disposal of major capital items.

(e) Major external borrowings and commitments as agreed with the Chief Financial Officer.

(f) Major guarantees of third parties and subsidiaries.

(g) Approval of Directors' Reports and financial statements for release to shareholders and the ASX.

(h) Approval of the Annual Report and any other significant report or release to the ASX or shareholders. Any press releases that relate to price sensitive information require approval by the Chairman who will liaise with the Board as necessary.

(i) Declaration of dividends.

(j) Approval of appointment of the Company Secretary and the most senior executives who report directly to the Managing Director and approval of the terms of appointment and remuneration of those executives.

(k) Approval, oversight and review of:
- audit functions and their performance, including the appointment of internal and external auditors;
- control and corporate governance functions and their performance; and
- human resources and remuneration policies and performance.

(l) Approval, oversight and review of the Company's risk management framework, including:
- environmental protection policies and performance; and
- workplace and public safety policies and performance.

(m) Approving any major donations proposed by the Managing Director.

Operation of the Board

The Company has a majority of independent Non-executive Directors. The Chairman is an independent Non-executive Director.

Currently there are eight Directors – seven Non-executive Directors and one executive Director. All of the Non-executive Directors are independent (in accordance with the definition in the ASX Good Corporate Governance Recommendations) and have no business or other relationships that could compromise their independence. If a potential conflict of interest should arise, the Director concerned is required to inform the Chairman and Board accordingly and, if appropriate, leave the Board meeting while the matter is considered. Directors keep the Board advised of any interests that could potentially conflict with those of the Company. The Board assesses the independence of Directors on an annual basis and as changes in Directors' interests occur.

Other than the Managing Director, all Directors are subject to re-election by rotation every three years and Non-executive Directors are only expected to serve on the Company's Board for terms of up to 11 years. Directors' appointment and election/re-election dates are as follows:

Director	Date appointed to Board	Last AGM at which elected
D E Meiklejohn	07/12/1999	2004
T P Park	01/02/2004	2004
A F Guy	02/03/2001	2006
B J Jackson	16/02/2000	2005
N L Scheinkestel	16/02/2000	2006
D A Walsh	27/07/2000	2005
L J Yelland	16/02/2000	2005
J W Hall	16/05/2007	n/a

For the purposes of proper performance of their duties, after consultation with the Chairman, all Directors have the right to seek independent professional advice at the Company's expense.

The Board conducts annual reviews of the internal guidelines relating to corporate governance. Board membership and operation and committee structures. This process ensures the highest standards of governance and effectiveness are maintained.

The Board includes a mix of Directors with a range of skills, experience and expertise to promote Board effectiveness.

At the date of this Report, there are no vacant positions on the Board. Were a vacancy to exist or if it were considered that the Board would benefit from the services of a new Director, the Nomination & Governance Committee would (with external advice if appropriate) seek to identify the qualities and competencies required to enable the Board to fulfil its responsibilities and recommend candidates with the appropriate expertise and experience.

The performance of the Board, its committees and individual Directors and key executives is evaluated annually. A review of the performance of individual Non-executive Directors, including the Chairman, is conducted annually. Non-executive Directors meet regularly without management present.

Non-executive Directors are paid fixed fees that are not dependent upon the Company's performance. Details of Directors' and executives' remuneration, including share, rights, and option plans and policies relating thereto, are covered in detail in the Remuneration Report section of the Directors' Report.

The Company has entered into a formal Deeds of Appointment with each Director. These Deeds set out key terms relating to Director's rights to access Board papers and independent advice as well as indemnity and insurance arrangements.

The skills, qualifications and experience of the Directors of the Company in office at the date of this statement are set out in this Concise Annual Report on pages 32 to 33.

Company Secretary

All Directors have access to the Company Secretary. The Company Secretary, who is also the Company's General Counsel, assists the Board with advice on compliance, corporate governance and related matters.

The Company's current Company Secretary is:

James Orr, LLB, BComm
James joined the Company in March 2006 and is responsible for all legal and Company secretarial matters. Former roles include company secretarial and legal positions with Sigma Co Ltd, Newcrest Mining Ltd, Westar Pty Ltd, Kinetik Energy Pty Ltd, AUSI Pty Ltd and Japan Australia LNG (MIMI) Pty Ltd.

In addition, the Company has an alternate secretary, Peter Essex (whose details follow), who is able to act in that capacity when the Company Secretary is absent.

Peter Essex, BCom, FCPA
Peter was appointed a Company Secretary of PaperlinX Limited in 1999. He joined the Amcor Group in 1980 and has held various management positions in Amcor and PaperlinX.

Board Committees

To assist in the execution of its responsibilities, the Board has established the following committees:

- Audit
- Nomination & Governance
- Remuneration & Human Resources
- Safety & Environment

All Committees have written Charters, which are set out in full on the Company's website (www.paperlinx.com). The committees operate principally in a review or advisory capacity, except where powers are expressly conferred on or delegated to a committee by the Board. Each committee reports to the full Board following a Committee Meeting.

Details of the number of committee meetings and the attendance record of members in the year ended 30 June 2007 are set out in the Directors' Report on page 35.

Audit Committee

The current members of the Audit Committee are all independent Non-executive Directors:

- N L Scheinkestel, Chairman
- J W Hall
- B J Jackson
- D E Meiklejohn
- D A Walsh

The Audit Committee comprises members of diverse backgrounds who are financially literate.

The Managing Director, Chief Financial Officer, relevant senior staff and the internal and external auditors are invited to Audit Committee meetings at the discretion of the Committee.

The Audit Committee's primary responsibilities are to make recommendations to, and assist, the Board in relation to:

- financial reporting, including adequacy of disclosures and application of accounting policies;
- the external audit;
- maintenance of an effective framework of business risk management, including compliance, internal controls and the internal audit; and
- the insurance programme.

The Audit Committee is responsible for the procedures for appointing the external auditor and rotating external audit engagement partners.

The Audit Committee annually reviews the independence of the external auditor and obtains confirmation from the auditor that, in their professional judgment, they are independent.

As a matter of general policy, the auditor is not engaged for non-statutory audit services. In special circumstances the auditor may, however, provide non-audit services that do not derogate from the auditor's independence. Various authority levels for non-audit work undertaken by the Company's auditors have been established by the PaperlinX Board depending upon the estimated cost of the non-audit work.

The Audit Committee monitors the integrity and implementation of the Company's internal compliance and control systems. These include a comprehensive quarterly compliance reporting system, an operational risk management programme and an internal audit function.

The auditor attends the Company's AGM and is available to answer questions about the conduct of the audit and the preparation and content of the Auditor's Report.

Nomination & Governance Committee

The current members of the Nomination & Governance Committee are all independent Non-executive Directors:

- D E Meiklejohn, Chairman
- B J Jackson
- N L Scheinkestel
- D A Walsh

The Nomination & Governance Committee's primary responsibilities are to make recommendations to, and assist, the Board in connection with the appointment and performance of Directors, corporate governance, the appointment and remuneration arrangements of the Managing Director and related matters.

Remuneration & Human Resources Committee

The current members of the Remuneration & Human Resources Committee are:

- B J Jackson, Chairman
- A F Guy
- D E Meiklejohn
- L J Yelland

The Remuneration & Human Resources Committee's primary responsibilities are to make recommendations to, and assist, the Board in relation to human resources and remuneration policies and practices for the Company.

Remuneration levels are set competitively to attract suitably qualified and experienced senior executives. The Remuneration & Human Resources Committee also considers independent advice on appropriate remuneration packages and policies.

The Company has remuneration policies that link remuneration paid to key executives and corporate performance. These policies are summarised in the Remuneration Report section of the Directors' Report on page 36.

The Committee's role also includes responsibility for share option plans, incentive performance packages and succession planning, including reviewing recruitment, retention and termination policies.

Safety & Environment Committee

The current members of the Safety & Environment Committee are:

- A F Guy, Chairman
- J W Hall
- D E Meiklejohn
- N L Scheinkestel
- L J Yelland

The Safety & Environment Committee's primary responsibilities are to make recommendations to, and assist, the Board in relation to safety (including occupational health and wellbeing) and environment matters generally.

Safety and environmental audits are conducted by safety and environment managers within the PaperlinX Group as part of the PaperlinX Operations Management System, which supports the various external safety and environment certifications.

Key issues arising from safety and environmental audits are presented to the Safety & Environment Committee on a quarterly basis and the Committee visits Group operations on a regular basis.

Risk Oversight and Management

PaperlinX has a comprehensive risk oversight and management regime that involves a detailed analysis of the material risks to the business of the Company worldwide and operates at various levels underpinned by specific systems and procedures. As part of this programme, material risks are identified and assessed, as are procedures and other actions for managing and mitigating them.

The responsibility for monitoring specific areas of compliance has been delegated to committees of the Board and these responsibilities are set out in the individual charters for each committee. The Audit Committee has responsibility for and oversees the implementation of the organisation risk assessment programme, which is formally reviewed twice yearly.

The risk oversight and management policies and procedures are reviewed periodically and are updated where necessary. In addition, every business has operational manuals, procedures and training that are designed to ensure safe operations at all levels in compliance with the law.

Monitoring of implementation and compliance with risk oversight and management policies is conducted through:

- regular internal management reporting;
- reporting at Board and committee meetings by relevant managers;
- site visits by the Board and senior management;
- internal and external audits; and
- training.

The effectiveness of the risk oversight and management regime is the subject of annual certifications by the Managing Director and Chief Financial Officer. The Company commissions audits by experts in relation to environmental liabilities, safety processes and procedures, and other specific risk areas as required.

Group Internal Audit

The Group internal audit function provides further assurance in relation to the Company's internal controls, risk management and integrity of financial reporting.

Group internal audit has unrestricted access to review all aspects of the Company's worldwide operations. Group internal audit uses the organisation risk assessment programme in planning the annual internal audit plan.

Group internal audit also reviews and prepares post-completion reports in relation to major investments undertaken by the Company.

Oversight of the Group internal audit function is performed by the Audit Committee, which receives regular reports from Group internal audit on its work and reviews in detail reports that have been rated as deficient.

Ethical and Responsible Decision-making

The Board recognises the need for the highest standards of ethical conduct by all Directors and employees. The Board has adopted a code of ethics that sets out the fundamental ethical values to guide, and be observed by, Directors in their participation as members of the Board and its committees.

The Company has a set of core operating principles and has also established ethical values and professional standards of behaviour for all Officers and employees in the conduct of the Company's affairs. These are set out in employee handbooks and Company policies, which are distributed to all business units to ensure employees are familiar with their contents. The core operating principles are also posted on the Company website.

The Company has numerous policies designed to prevent fraud and illegal practices and to encourage and protect persons who report suspected fraud or illegal activities. The Employee Guide to Business Conduct, including the 'Speak Up' reporting service (for reporting improper conduct), is posted on the Company website and has been communicated to employees throughout the Group.

Trading in Company Securities by Directors, Officers and Employees

It is a policy of the Board that each Non-executive Director increase their shareholding in the Company progressively so that their holding is at least equivalent in value to one year's fees. Under the Company's Constitution, each Director must hold a minimum of 1,000 shares in PaperlinX Limited. Directors' relevant interests in PaperlinX shares at the date of this Report are shown on page 35.

The Board has established policies to be observed by Directors and senior managers in relation to buying, selling and dealing in the Company's shares.

The overriding principle is that Directors and senior managers cannot deal in the Company's shares at any time when they are aware of price sensitive information that is not public. Subject to that overriding principle, Directors and senior managers will ordinarily be permitted to deal in the Company's shares:

- in the period between 48 hours after release of the Company's annual results to the ASX and 14 days after the Annual General Meeting;
- in the period between 48 hours after release of the Company's half yearly results to the ASX and 14 days thereafter; and
- by participating in offers or entitlements made available to shareholders generally, subject to compliance with relevant ASX Listing Rules.

Disclosure Policies

The Company has established policies and procedures designed to guide compliance with ASX Listing Rule disclosure requirements, and to ensure accountability at a senior management level for that compliance.

The Continuous Disclosure policy sets out vetting and authorisation processes designed to ensure any relevant information requiring disclosure to the market:

- is made in a timely manner;
- is factual;
- does not omit material information; and
- is expressed in a clear and objective manner.

Senior managers of the Company are aware of the need to advise the ASX of any information that may have a material effect on the price or value of PaperlinX's securities.

The Managing Director and Chief Financial Officer together with the Executive General Manager, Corporate Affairs and the Company Secretary and General Counsel continuously review all information of which they become aware for the purposes of ASX Listing Rule 3.1. The Continuous Disclosure policy is posted on the Company website.

Chief Executive Officer and Chief Financial Officer Certification

The Managing Director and the Chief Financial Officer provide a written statement to the Board that:

- the Company's financial reports present a true and fair view of the Company's financial condition and operational results in accordance with relevant accounting standards;
- the statement is founded on a sound system of risk management and internal compliance and control, which implements the policies adopted by the Board; and
- the Company's risk management and internal compliance and control system is operating efficiently and effectively in all material respects.

Rights of Shareholders and Communications Strategy

The Company is committed to promoting open and effective communication with its shareholders.

The Board aims to ensure that shareholders and the investment market generally are informed in a timely manner of all major developments affecting the Company's business and affairs.

The Company's Concise Annual Report is distributed to all shareholders (except any who specifically request not to receive it) and is available on the Company's website. The Concise Annual Report includes relevant information about the operations of the Company during the year, as well as a concise financial annual report for the year together with all disclosures required by the Corporations Act. A copy of the Company's Full Financial Report and Auditor's Report will be sent to shareholders, free of charge, upon request.

The Company also produces a half yearly financial report summarising the financial information and review of the operations of the Company during each half year. The half yearly financial report is prepared in accordance with the applicable accounting standards and Corporations Act requirements. It is sent to shareholders and is lodged with the Australian Securities and Investments Commission and the ASX.

At the Annual General Meeting, the Chairman and Managing Director address the meeting on the results for the financial year under report and other relevant issues, including developments during the period since the end of that financial year.

Shareholders are encouraged to attend the Annual General Meeting where ample opportunity is given for questions and answers. Questions can be lodged with the Company in advance of the meeting.

The external auditor attends the Annual General Meeting and is available to answer shareholder questions about the conduct of the audit and the preparation and content of the Auditor's Report.

The Company maintains a website at www.paperlinx.com.

The website is used to provide information generally on the Group and complement the official release of material information to the ASX.

The Company's annual and interim result announcements together with all other relevant announcements made to the market are posted on the website as soon as practically possible. The website also contains other relevant material, including:

- the Chairman's and Managing Director's addresses at the Annual General Meeting;
- material that is posted on the website as recommended in the ASX Good Corporate Governance Recommendations;
- a dedicated Investor Relations section;
- profiles of the Board and senior management; and
- analyst briefings, which are given on a regular basis.

Other Stakeholders

The Board and management recognise the legitimate interests of all stakeholders in the Company, including shareholders, employees, suppliers, customers and the wider community. The Company is committed to policies and practices that are aimed at improving these relationships through mutually beneficial outcomes. Further information about the Company's corporate values, policies and systems of internal compliance and control are set out on the Company's website. More information on the Company's sustainability policies and processes are set out in the Sustainability Report.

Signed in Melbourne this 23rd day of August 2007.

David Meiklejohn
Chairman

Thomas P Park
Managing Director and
Chief Executive Officer

Lead Auditor's Independence Declaration under Section 307C of the Corporations Act 2001

To: the Directors of PaperlinX Limited

I declare that, to the best of my knowledge and belief, in relation to the audit for the financial year ended 30 June 2007 there have been:

- no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the audit; and
- no contraventions of any applicable code of professional conduct in relation to the audit.

KPMG

Peter Jovic
Partner

Melbourne
23 August 2007

Finance overview

Financial Position

Funding

At 30 June 2007, PaperlinX had net debt of $612 million (prior year $903 million), represented by interest bearing liabilities $1,061 million and cash assets $449 million.

In February 2007, PaperlinX decreased the size of its multi-currency bank debt facility from US$815 million to US$700 million. PaperlinX has an appropriate mix of long, medium and short-term debt.

PaperlinX is in a strong financial position with key financial indicators at 30 June 2007 of:

- gearing:
  - net debt to net debt plus equity of 24 per cent
  - net debt to equity of 32 per cent;
- interest cover of 2.6 times;
- funds employed are $2,517 million;
- stockholders equity is $1,905 million.

All of the ratios are in compliance with the Group's debt covenants.

PaperlinX's policy on interest rate risk management is to monitor and, where appropriate, hedge the Company's exposure to movements in interest via a combination of interest rate swaps and fixed rate issuances.

Offshore debt is managed to minimise the translation impact on the Company's Australian balance sheet while optimising the returns to the Company.

PaperlinX actively reviews funding options to achieve the lowest possible cost of funds.

Equity

During March 2007, $285 million of hybrid securities in the form of PaperlinX Step-up Preference Securities (SPS) were issued to Australian investors. This issue reduced debt, strengthened the Group's balance sheet, and provided increased financial flexibility.

Cash Flow and Working Capital

For the year to 30 June 2007, PaperlinX had an operating cash flow of $143 million. Minimising working capital and achieving strong cash flow continues to be a key management focus. Net trade working capital for the Group at 30 June 2007 was $1,212 million which was 5 per cent lower than June 2006. The working capital to sales ratio continued to show improvement reducing to 15.5 per cent versus 16.6 per cent at June 2006.

Capital Expenditure

Capital expenditure for the year was $212.7 million ($112.4 million excluding the pulp mill project, 111 per cent of depreciation). PaperlinX's target is for capital expenditure to be approximately equal to depreciation expense.

Concise financial report of PaperlinX Limited

As at 30 June 2007

Contents

The financial statements and other specific disclosures have been derived from PaperlinX Limited and its Controlled Entities ('consolidated entity') full financial report for the financial year. Other information included on the concise financial report is consistent with the consolidated entity's full financial report.

The concise financial report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

A copy of the consolidated entity's 2007 Full Financial Report, including the independent audit report, is available to all shareholders, and will be sent to shareholders without charge upon request. The 2007 Full Financial Report can be requested by telephone (Australia: 1800 232 867), Overseas: +613 9415 4000 and by email at contact@paperlinx.com.au.

Income statement

For the year ended 30 June

	Consolidated	
	2007 $m	**2006 $m**
Revenue	7,817.3	7,344.8
Other income	15.3	30.5
Expenses	(7,642.1)	(7,223.3)
Result from operating activities	190.5	152.0
Financial income	6.3	7.3
Financial expenses	(82.9)	(73.1)
Net financing costs	(76.6)	(65.8)
Profit before tax	113.9	86.2
Tax expense	(34.3)	(21.5)
Profit after tax expense but before profit from discontinued operations	79.6	64.7
Profit from discontinued operations, net of tax	0.6	0.7
Profit for the period	80.2	65.4
Profit for the period attributable to:		
Equity holders of PaperlinX Limited	80.1	65.4
Minority interest	0.1	-
	80.2	65.4
Basic earnings per share (cents)	16.4	14.7
Basic earnings per share from continuing operations (cents)	16.3	14.5
Diluted earnings per share (cents)	16.3	14.5
Diluted earnings per share from continuing operations (cents)	16.2	14.3

The income statement is to be read in conjunction with the discussion and analysis on page 54 and the notes 1 to 10 to the financial statements, as attached.

Statement of recognised income and expense

For the year ended 30 June

	Consolidated	
	2007 $m	2006 $m
Net foreign exchange differences on translation of overseas subsidiaries	(42.9)	26.7
Actuarial gains on defined benefit plans	20.6	30.0
Net income recognised in equity	(22.3)	56.7
Profit for the period	80.2	65.4
Total recognised income for the period	57.9	122.1
Total recognised income for the period attributable to:		
Equity holders of PaperlinX Limited	57.8	122.1
Minority interest	0.1	–
	57.9	122.1
Effects of change in accounting policy – Adjustment to comply with AASB139 Financial Instruments: Recognition and Measurement		
Equity holders of PaperlinX Limited	–	0.3
Minority interest	–	–
	–	0.3

The statement of recognised income and expense is to be read in conjunction with the discussion and analysis on page 54 and the notes 1 to 10 to the financial statements, as attached.

Balance sheet

As at 30 June

	Consolidated	
	2007 $m	2006 $m
Current assets		
Cash and cash equivalents	448.8	455.1
Trade and other receivables	1,564.0	1,541.8
Inventories	861.2	864.1
Assets classified as held for sale	-	19.6
Total current assets	2,874.0	2,880.6
Non-current assets		
Receivables	17.7	8.9
Investments	13.3	14.1
Property, plant and equipment	1,066.6	990.8
Intangible assets	417.9	421.6
Deferred tax assets	52.9	74.4
Total non-current assets	1,568.4	1,509.8
Total assets	4,442.4	4,390.4
Current liabilities		
Trade and other payables	1,256.8	1,172.9
Loans and borrowings	494.9	221.7
Income tax payable	5.1	9.6
Employee benefits	47.1	41.4
Provisions	19.1	13.8
Liabilities classified as held for sale	-	0.9
Total current liabilities	1,823.0	1,460.3
Non-current liabilities		
Payables	53.8	93.1
Loans and borrowings	565.7	1,136.7
Deferred tax liabilities	48.9	43.4
Employee benefits	37.8	37.3
Provisions	7.6	10.9
Deferred income	0.5	-
Total non-current liabilities	714.3	1,321.4
Total liabilities	2,537.3	2,781.7
Net assets	1,905.1	1,608.7
Equity		
Issued capital	1,701.5	1,691.9
Reserves	(87.9)	(45.0)
Retained profits	15.0	(38.2)
Total equity attributable to holders of ordinary shares of PaperlinX Limited	1,628.6	1,608.7
PaperlinX step-up preference securities	276.4	-
Minority interest	0.1	-
Total equity	1,905.1	1,608.7

The balance sheets is to be read in conjunction with the discussion and analysis on page 54 and the notes 1 to 10 to the financial statements, as attached.

Statement of cash flows

For the year ended 30 June

	Consolidated	
	2007 $m	2006 $m
Cash flows from operating activities		
Receipts from customers	7,803.6	7,390.7
Payments to suppliers and employees	(7,578.7)	(7,072.9)
Dividends received	0.5	0.8
Interest received	6.3	5.7
Interest paid	(82.6)	(69.6)
Income taxes paid	(16.3)	(6.1)
Other income received	10.1	11.2
Net cash from operating activities	142.9	259.8
Cash flows from investing activities		
Loans advanced to other persons	(0.1)	(0.9)
Acquisition of:		
Controlled entities and businesses (net of cash and bank overdraft acquired)	(35.3)	(100.9)
Property, plant and equipment and intangibles	(177.4)	(101.4)
Partial refund of the purchase price in relation to an acquisition in a prior period	8.7	-
Proceeds from the sale of:		
Controlled entities and businesses (net of cash and bank overdraft disposed)	32.0	-
Discontinued operations	15.9	-
Property, plant and equipment	24.0	51.1
Net cash used in investing activities	(132.2)	(152.1)
Cash flows from financing activities		
Dividends paid	(33.8)	(77.8)
Proceeds from employee share plan loans	0.1	0.1
Proceeds on issue of step-up preference securities	285.0	-
Issue costs of step-up preference securities	(8.6)	-
Proceeds from options exercised	0.8	-
Proceeds from borrowings	1,431.6	1,156.1
Repayment of borrowings	(1,666.8)	(1,171.3)
Principal finance lease repayments	(0.2)	-
Net cash from/(used) in financing activities	8.1	(92.9)
Net increase in cash and cash equivalents	18.8	14.8
Cash and cash equivalents at the beginning of the period	453.9	427.8
Effect of exchange rate changes on cash	(23.9)	11.3
Cash and cash equivalents at the end of the period	448.8	453.9

The statement of cash flows is to be read in conjunction with the discussion and analysis on page 54 and the notes 1 to 10 to the financial statements, as attached.

Discussion and analysis

This discussion and analysis is provided to assist readers in understanding the concise financial report of PaperlinX Limited. The concise financial report has been derived from the full 2007 financial report.

Income Statement

The consolidated profit after tax was $80.1 million compared to the prior year of $65.4 million, up 22 per cent. Earnings before interest and tax ('EBIT') of $185.5 million were up 22 per cent on the prior year. EBIT included a range of one-off items both positive and negative. Reported profit included a net loss of $12.2 million attributable to one-off costs associated with the implementation of the Group's key strategic initiatives being partly offset by profit on sale of non-core assets.

The Paper Merchanting business achieved EBIT of $205.2 million, up 9 per cent from $188.9 million in the prior year, helped by the inclusion of Spicers Canada for the full period. Earnings include a net loss of $(1.6) million, where profit on sale of surplus property assets only partly offset one-off restructuring costs associated with a number of strategic initiatives being undertaken in the Paper Merchanting business. Paper selling prices in our key European market were generally weak for coated woodfree paper, while uncoated woodfree benefited from increases in all regions. Sales volumes were up 2 per cent, partly due to Spicers Canada, with volumes reduced in the UK, the Netherlands and New Zealand, mainly in the lower value indent (direct) volumes.

Operating earnings were impacted by higher earnings in Europe, up 11 per cent in local currency, and North America, up 36 per cent in local currency, which reflected the inclusion of Spicers Canada (9 per cent excluding Spicers Canada). Australia, New Zealand and Asia were down 47 per cent where the earnings remained under significant pressure from lower priced paper imports and currency impacts.

Paper Merchanting return on average funds employed increased to 11.9 per cent from 11.4 per cent in the prior year, and remains above the cost of capital. Overall expenses rose 2.4 per cent (adjusting for acquisitions). The year end working capital to sales ratio reduced to 13.5 per cent from 14.7 per cent. Average working capital for 2007 was in line with the prior year after adjusting for acquisitions.

Earnings from Australian Paper have remained under significant pressure, but have seen the benefit of internal initiatives, cost control and efficiency programmes. EBIT of $10.2 million included a net $(10.6) million charge due primarily to restructuring and implementation costs associated with the Maryvale Mill pulp capacity upgrade, including the outsourcing of the Maryvale Mill wood yard, partly offset by one-off gains on non-core asset sales. The continued impact of depressed Australian paper selling prices, as a combined result of a strong Australian dollar relative to the US dollar and over supply in global paper markets, and higher input costs, up $26 million compared to the prior year, have been absorbed. The current environment has not allowed these cost increases to be passed on. Overall sales volumes were down 3 per cent.

During the year, plant operating efficiencies and supply chain costs have improved with targeted mix improvements seen. Strategic initiatives have also begun to deliver benefits, including the upgrade of the Maryvale number 1 sack kraft machine, the closure of the Shoalhaven number 1 and 2 paper machines and the creation of PaperlinX Office.

The first major shut for the pulp mill upgrade was completed on time despite industrial relations and weather issues. To date, over 90 per cent of equipment and 30 per cent of labour have been expended on the pulp mill upgrade. Two more major shuts are scheduled during the 2008 fiscal year. The cost of the project is now expected to be up to 25 per cent above the original estimate of $203 million. The key impacts on costs result from higher material costs and the tight labour market in Australia, with industrial relations and weather the key risks to timely completion. Benefits to be realised in 2009 are expected to deliver returns in line with expectations, assisted by high imported pulp prices.

Corporate was a net cost of $29.9 million, compared to the prior year net cost of $33.2 million.

Net interest increased 8.9 per cent to $70.9 million due to an increase in floating interest rates and changes to the domicile of debt.

The operating income tax expense rose to 30 per cent of profit before tax, from 25 per cent in the prior year, reflecting the shift in regional profit mix.

During March 2007, $285 million of hybrid securities in the form of PaperlinX Step-up Preference Securities (SPS) were issued to Australian investors. This issue reduced debt, strengthened the Group's balance sheet, and provided increased financial flexibility. The distribution for this instrument for the 2007 financial year was $2.3033 per security which totalled $6.6 million.

The net profit after tax and distributions provided in respect of PaperlinX Step-up Preference Securities (SPS) translated into basic earnings per share of 16.4 cents.

Balance Sheet

At 30 June 2007, total assets were $4,442 million. The Group's gearing, measured as net debt to net debt plus equity, was 24.3 per cent which is stronger than the Group's target range of 40 per cent to 50 per cent. Net debt at June 2007 was $612 million compared to the prior year of $903 million.

Net trade working capital for the Group at 30 June 2007 was $1,212 million which was 5 per cent lower than June 2006. The working capital to sales ratio continued to show improvement reducing to 15.5 per cent versus 16.6 per cent at June 2006 and the thirteen month rolling average fell from 18.9 per cent to 17.9 per cent after adjusting for foreign currency.

Significant progress was made in reducing the Company's net liability for superannuation defined benefit plans. As at 30 June 2007 the net liability was $38.4 million, a reduction of $49.4 million from 30 June 2006.

Statement of Cash Flows

Cash generated by operations excluding movements in current and non-current assets and liabilities was $178 million, a slight improvement over prior year of $172 million. Net cash flow from operating activities was at $143 million, down $117 million over prior year primarily due to currency movements and shifts in other receivables and payables.

Capital expenditure in the period was $212.7 million ($112.4 million, excluding the pulp mill project, 111 per cent of depreciation). No significant new expenditures have been committed to over the past six months. The cost of the pulp project is now expected to be within 25 per cent of the original estimate of $203 million.

Notes to the financial statements as at 30 June 2007

Note 1. Accounting policies

(1) Basis of preparation of concise financial report
The concise financial report has been prepared in accordance with the Corporations Act 2001, Accounting Standard AASB 1039 Concise Financial Reports and applicable Urgent Issues Group Consensus Views. The financial statements and specific disclosures required by AASB 1039 have been derived from the consolidated entity's full financial report for the financial year. Other information included in the concise financial report is consistent with the consolidated entity's full financial report. The concise financial report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position, and financing and investing activities of the consolidated entity as the full financial report.

The financial report is prepared on the historical cost basis except that the following assets and liabilities are stated at their fair value: derivative financial instruments, financial instruments held for trading and financial instruments classified as available-for-sale.

A full description of the accounting policies adopted by the consolidated entity may be found in the consolidated entity's full financial report.

These accounting policies have been consistently applied by each entity in the consolidated entity and are consistent with those of the previous year.

The presentation currency is Australian dollars.

	Consolidated	
	2007 $m	2006 $m
Note 2. Revenue		
Sales of goods	7,814.1	7,342.1
Commissions	3.2	2.7
Total revenue	7,817.3	7,344.8

Note 3. Dividends and distributions

	2007 $m	2006 $m
(a) Dividends on PaperlinX Limited ordinary shares		
Interim dividend paid:		
• 5 cents per share paid on 5 April 2007, Nil% franked at a rate of 30% tax rate on fully paid shares [2]	22.4	–
• 5.5 cents per share paid on 5 April 2006, Nil% franked at a 30% tax rate on fully paid shares [1]	–	24.6
Final dividend paid:		
• 4.5 cents per share paid on 13 October 2006, Nil% franked at a 30% tax rate on fully paid shares [1]	20.1	–
• 12 cents per share paid on 28 September 2005, Nil% franked at a 30% tax rate on fully paid shares [1]	–	53.5
	42.5	78.1

(1) Paid out of profits measured in accordance with Australian Accounting Standards and other financial reporting requirements applicable for the year ended 30 June 2006.

(2) Paid out of profits measured in accordance with Australian equivalents to International Financial Reporting Standards and issued by the Australian Accounting Standards Board and the financial reporting requirements applicable for the year ended 30 June 2007.

PaperlinX Limited has declared a dividend, at the date of this report, on ordinary shares payable 26 September 2007 – 6.0 cents per share, unfranked on fully paid shares. This dividend has not been provided for in the accounts as at 30 June 2007.

It is expected that the interim dividend in respect of the year ending 30 June 2008 will be unfranked.

	2007 $m	2006 $m
(b) Distributions on PaperlinX step-up preference securities		
Rate of 9.04% for the period 30 March 2007 to 30 June 2007, inclusive [1]	6.6	–
	6.6	–

(1) This distribution was provided for at 30 June 2007 and paid on 2 July 2007. The distribution rate for the period 30 June 2007 to 31 December 2007 is 8.97%.

	Consolidated 2007 $m	Consolidated 2006 $m
Note 4. Issued capital		
Issued and paid-up share capital 448,737,560 ordinary shares (2006: 446,182,209 ordinary shares)	1,703.5	1,694.2
Employee share plan loans	(2.0)	(2.3)
Total issued capital	1,701.5	1,691.9
Movement in ordinary share capital:		
Balance at beginning of year	1,694.2	1,694.2
180,000 (2006: Nil) shares issued at $3.13 each pursuant to options exercised	0.6	-
32,500 (2006: 10,000) shares issued at $3.32 each pursuant to options exercised	0.1	-
25,000 (2006: Nil) shares issued at $3.50 each pursuant to options exercised	0.1	-
1,585,971 (2006: Nil) shares issued at $3.50 each pursuant to the dividend reinvestment plan for final 2006 dividend	5.5	-
731,880 (2006: Nil) shares issued at $4.09 each pursuant to the dividend reinvestment plan for interim 2007 dividend	3.0	-
Balance at end of year	1,703.5	1,694.2
Movement in employee share plan loans:		
Balance at beginning of year	(2.3)	(2.7)
Repayments	0.3	0.4
Balance at end of year	(2.0)	(2.3)
Note 5. Reserves		
Reserve for own shares		
Balance at beginning of year	(9.7)	(9.7)
Balance at end of year	(9.7)	(9.7)
Exchange fluctuation reserve		
Balance at beginning of year	(35.3)	(62.0)
Exchange fluctuation on translation of overseas subsidiaries	(42.9)	26.7
Balance at end of year	(78.2)	(35.3)
Total reserves	(87.9)	(45.0)

Nature and purpose of reserves

Reserve for own shares

The reserve for own shares represents the value of shares held by an equity compensation plan that the consolidated entity is required to include in the consolidated financial statements. This reserve will be reversed against share capital when the underlying shares vest in the employee. No gain or loss is recognised in profit or loss on the purchase, sale issue or cancellation of the consolidated entity's own equity instruments.

Exchange fluctuation reserve

The translation reserve records the foreign currency differences arising from the translation of the financial statements of foreign subsidiaries and the impact of transactions that hedge the company's net investment in a foreign operation, net of tax.

	Consolidated 2007 $m	Consolidated 2006 $m
Note 6. Retained profits		
Balance at beginning of year	(38.2)	(58.1)
Adjustment to comply with AASB139 Financial Instruments: Recognition and Measurement	-	(0.3)
Net profit attributable to equity holders of PaperlinX Limited	80.1	65.4
Employee share options and rights	1.6	2.9
Actuarial gains on defined benefit plans	20.6	30.0
Dividends paid on PaperlinX Limited ordinary shares	(42.5)	(78.1)
Distributions provided on PaperlinX step-up preference securities	(6.6)	-
Total retained profits	15.0	(38.2)
Note 7. PaperlinX step-up preference securities		
Balance at beginning of year	-	-
Proceeds on issue	285.0	-
Issue costs	(8.6)	-
Total PaperlinX step-up preference securities	276.4	-

The PaperlinX SPS Trust was established during the year for the purpose of issuing a new security called PaperlinX Step-up Preference Securities (PSPS). The PSPS are perpetual, preferred units in the PaperlinX SPS Trust and on 30 March 2007, 2,850,000 PSPS were issued at an issue price of $100 per security raising $285 million. The PSPS are listed on the ASX under 'PXUPA'.

Distributions on the PSPS are at the discretion of the Trustee and are paid on a floating rate, unfranked, non-cumulative, discretionary and semi-annual basis. Distributions are therefore only paid after declaration by the Trustee. If a distribution is not paid in full, the distribution does not accumulate and may never be paid on the PSPS. If a distribution is not paid in full, PaperlinX Limited will be prohibited from paying dividends or making other distributions on any class of its share capital until such time as scheduled distributions are paid by the Trust. The first distribution date for the PSPS was 30 June 2007 and the amount provided at that date was paid on 2 July 2007 and is scheduled on a six monthly basis thereafter. The distribution rate is the 180 day bank bill swap rate plus a margin of 2.40 per cent. The first periodic remarketing date is 30 June 2012 and provides the issuer with the following options:

- conduct a remarketing process to establish a new margin and add or adjust such other terms of the PaperlinX SPS as it may request, to apply until the next remarketing date;
- realise PaperlinX SPS (redeem for cash, exchange for PaperlinX Limited ordinary shares or resell to a third party); or
- begin paying distributions at the step-up margin on the PaperlinX SPS.

	Consolidated 2007 $m	Consolidated 2006 $m
Note 8. Contingent liabilities		
Contingent liabilities arising in respect of related bodies corporate:		
• Bank guarantees (trade)	12.5	7.3
Total contingent liabilities	12.5	7.3

The bank guarantees (trade), the beneficiaries of which are third parties, are primarily in relation to the importation of products.

Capital expenditure is incurred annually to enhance environmental performance. There can be no assurance that material new expenditure will not be required as a result of new information or regulatory requirements with respect to known sites or identification of new remedial obligations at other sites.

Under the terms of the ASIC Class Order 98/1418 dated 13 August 1998 (as amended), PaperlinX Limited and certain subsidiaries have entered into approved deeds for the cross guarantee of liabilities with those subsidiaries as identified in the consolidated entity's full financial report.

Note 9. Segment reporting

Business segments

The consolidated entity comprises the following main business segments, based on the consolidated entity's management and internal reporting system.

Segment	Description of Operations
Merchanting and Paper Trading	International paper merchant and paper trader supplying the printing and publishing industry and office supplies.
Communication Papers	Manufacture of office papers, graphic papers, converting papers and other speciality and coated papers.
Packaging Papers	Manufacture of packaging papers and industrial papers. Products include kraft liners, sack, kraft and lightweight bag and industrial papers, sold predominantly to converting customers.
Corporate	Corporate operations.

	Consolidated			
	Segment result [3] $m	Segment revenue $m	Segment assets $m	Segment liabilities $m
For the year ended 30 June 2007				
Business segments				
Merchanting and Paper Trading				
• Continuing Operations	204.0	7,134.2	3,112.0	1,158.2
• Discontinued Operations	1.2	25.2	–	–
	205.2	7,159.4	3,112.0	1,158.2
Communication Papers	(0.4)	761.2	800.6	152.9
Packaging Papers	10.6	255.1	348.1	76.3
Australian Paper	10.2	1,016.3	1,148.7	229.2
Corporate	(29.9)	–	128.8	35.3
Profit before net interest and tax	185.5			
Net interest [1]	(70.9)			
Profit before tax	114.6			
Tax expense [1]	(34.4)			
Profit for the period	80.2			
Inter-segment sales [2]		(336.4)		
Unallocated assets (deferred tax balances)			52.9	
Unallocated liabilities				1,114.6
Total	80.2	7,839.3	4,442.4	2,537.3

Note 9. **Segment reporting** (continued)

	Consolidated			
	Segment result [3] $m	Segment revenue $m	Segment assets $m	Segment liabilities $m
For the year ended 30 June 2006				
Business segments				
Merchanting and Paper Trading				
• Continuing Operations	187.6	6,661.8	3,208.3	1,166.0
• Discontinued Operations	1.3	29.5	19.6	0.9
	188.9	6,691.3	3,227.9	1,166.9
Communication Papers	(8.6)	779.2	734.1	129.1
Packaging Papers	5.3	241.8	298.4	41.6
Australian Paper	(3.3)	1,021.0	1,032.5	170.7
Corporate	(33.2)	–	55.6	32.7
Profit before net interest and tax	152.4			
Net interest [1]	(65.1)			
Profit before tax	87.3			
Tax expense [1]	(21.9)			
Profit for the period	65.4			
Inter-segment sales [2]		(340.7)		
Unallocated assets (deferred tax balances)			74.4	
Unallocated liabilities				1,411.4
Total	65.4	7,371.6	4,390.4	2,781.7

(1) Interest and income tax expense are not allocated internally to the segments but held centrally.
(2) Inter-segment sales comprise sales of paper, which are priced on an arm's length basis.
(3) The segment result for the individual business segments is the profit before net interest and income tax.

Note 10. Events subsequent to balance date

Dividends on PaperlinX Limited ordinary shares
For dividends declared after 30 June 2007, see Note 3.

Distributions on PaperlinX step-up preference securities
For the distribution rate for the period 30 June 2007 to 31 December 2007, see Note 3.

Directors' declaration

In the opinion of the Directors of PaperlinX Limited, the accompanying concise financial report, including the remuneration disclosures that are contained in sections 1 to 3 and sections 5 to 7 of the Remuneration Report in the Directors' Report of the consolidated entity, comprising PaperlinX Limited and the entities it controlled for the financial year ended 30 June 2007, set out on pages 50 to 59:

(a) has been derived from or is consistent with the full financial report for the financial year; and

(b) complies with Australian Accounting Standard AASB 1039 Concise Financial Reports.

Signed in accordance with a resolution of the Directors:

David E Meiklejohn
Chairman

Thomas P Park
Managing Director and Chief Executive Officer

Dated at Melbourne, in the State of Victoria, this 23rd day of August 2007.

Independent audit report to the members of PaperlinX Limited

The accompanying concise financial report of PaperlinX Limited (the 'Company') and its controlled entities (the 'Consolidated Entity') which comprises the balance sheet as at 30 June 2007, the income statement, statement of recognised income and expenses and cash flow statement for the year ended on that date, other explanatory notes 1 to 10 and the discussion and analysis on the balance sheet, income statement, statement of recognised income and expenses and cash flow statement is derived from the audited financial report of PaperlinX Limited for the year ended 30 June 2007. We expressed an unmodified audit opinion on those financial statements and the remuneration disclosures contained in the Directors' Report in our report dated 23 August 2007.

The concise financial report does not contain all the disclosures required by Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. Reading the concise financial report is not a substitute for reading the audited financial report of PaperlinX Limited.

Directors' responsibility for the concise financial report

The Directors of the Company are responsible for preparing and presenting the concise financial report in accordance with Australian Accounting Standard AASB 1039 *Concise Financial Reports.*

Auditor's responsibility

Our responsibility is to express an opinion on the concise financial report based on our audit procedures. We have conducted an independent audit in accordance with Australian Auditing Standards. These Australian Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the concise financial report is free of material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the concise financial report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the concise financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the concise financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the reasonableness of accounting estimates made by the Directors, as well as evaluating the over presentation of the concise financial report.

Our procedures in respect of the audit of the concise financial report include testing that the information in the concise financial report is consistent with the full financial report and examination, on a test basis, of evidence supporting the amounts, discussion and analysis, and other disclosures which were not directly derived from the full financial report. These procedures have been undertaken to form an opinion whether, in all material respects, the concise financial report is fairly presented in accordance with Australian Accounting Standard AASB 1039 *Concise Financial Reports.*

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Auditor's opinion

In our opinion, the concise financial report of the Consolidated Entity, comprising PaperlinX Limited and its controlled entities for the financial year ended 30 June 2007 complies with Australian Accounting Standard AASB 1039 *Concise Financial Reports.*

KPMG

Peter Jovic
Partner

Melbourne
23 August 2007

Shareholding information

1. Number of shareholders

There were 61,877 shareholders at 15 August 2007. All issued shares carry voting rights on a one-for-one basis.

2. Distribution of shareholding

Range of holdings	Number of shareholders	% of holders	Number of shares	% of shares
1 – 1,000	30,955	50.03	13,113,097	2.92
1,001 – 5,000	24,908	40.25	56,799,100	12.66
5,001 – 10,000	3,991	6.45	28,221,561	6.29
10,001 – 100,000	1,941	3.14	38,598,558	8.60
100,001 – over	82	0.13	312,005,244	69.53
Total	61,877	100.00	448,737,560	100.00

3. Unmarketable parcels

There were 5,623 members holding less than a marketable parcel of shares in the Company (i.e. a parcel of shares valued at less than $500).

4. Listing

The Company's shares are quoted on the Australian Securities Exchange.

5. Twenty largest shareholders at 15 August 2007

	Number of shares	% of shares
HSBC Custody Nominees (Australia) Limited	87,788,434	19.56
J P Morgan Nominees Australia Limited	81,578,705	18.18
National Nominees Limited	39,273,134	8.75
Citicorp Nominees Pty Limited	27,143,540	6.05
ANZ Nominees Limited (Cash Income A/C)	15,778,304	3.52
RBC Dexia Investor Services Australia Nominees Pty Limited	7,437,832	1.66
Cogent Nominees Pty Limited	7,035,359	1.57
Australian Foundation Investment Company Limited	5,411,757	1.21
Queensland Investment Corporation	3,201,612	0.71
Australian Reward Investment Alliance	2,902,981	0.65
UBS Wealth Management Australia Nominees Pty Ltd	2,615,719	0.58
ARGO Investments Limited	2,203,100	0.49
CPU Share Plans Pty Ltd (PPX SMSP Unallocated A/C)	1,990,133	0.44
Citicorp Nominees Pty Limited (CFSIL CWLTH AUST SHS 1 A/C)	1,858,000	0.41
Citicorp Nominees Pty Limited (CFSIL CWLTH AUST SHS 2 A/C)	1,806,134	0.40
Invia Custodian Pty Limited (GSJBW Managed A/C)	1,368,446	0.30
M F Custodians Ltd	1,347,599	0.30
HSBC Custody Nominees (Australia) Limited – A/C 2	1,249,011	0.28
Fortis Clearing Nominees P/L	1,040,537	0.23
Le Grand Pty Ltd	1,000,000	0.22
Total top 20 shareholders	294,030,337	65.52
Total issued shares	448,737,560	100.00

Substantial Shareholders as defined by the Corporations Act (holding at least 5 per cent of shares):

Name	Number of shares	Percentage held
AXA (Institutional Group)	44,990,320	10.03%
Maple-Brown Abbott Ltd	44,851,881	10.00%
Capital (Institutional Group)	22,547,000	5.02%

6. Geographic location of shareholders by registered address:

	Number of shareholders	Number of shares
Australian Capital Territory	1,092	2,637,877
New South Wales	15,310	241,278,427
Northern Territory	110	159,556
Queensland	7,967	21,313,903
South Australia	3,522	9,642,935
Tasmania	1,441	2,773,584
Victoria	25,615	160,602,558
Western Australia	3,117	7,463,641
Total Australia	58,174	445,872,481
Canada	439	152,112
New Zealand	828	1,382,426
United Kingdom	202	301,541
United States of America	1,751	520,197
Germany	75	21,531
Hong Kong	31	151,072
Singapore	28	84,135
Spain	129	12,933
Switzerland	123	30,049
Other	97	209,083
Total overseas	3,703	2,865,079

7. Unquoted equity securities

Issued pursuant to the PaperlinX Employee Share/ Option Plan.

Options

Options over ordinary shares issued at either no cost or a cost of one cent per option exercisable at prices ranging from $3.11 to $5.13 per share.

The vesting of certain options depends on the achievement of PaperlinX's long-term incentive plan performance conditions.

- Number of employees participating 56
- Number of securities 4,211,450

Performance rights

The Company has issued performance rights to certain senior management. Each performance right gives a contingent interest to one PaperlinX share. The vesting of performance rights depends upon the achievement of PaperlinX's long-term incentive plan performance conditions.

- Number of employees participating 205
- Number of securities 5,779,725

Investor information

Share Registry
Shareholders with queries about anything related to their shareholding should contact the PaperlinX Share Registry in Melbourne, Australia:
by telephone (within Australia) 1300 662 058
or (outside Australia) +61 3 9415 4021
by facsimile +61 3 9473 2500
by email at web.queries@computershare.com

Alternatively, shareholders may wish to write to:
PaperlinX Share Registry
GPO Box 2975
Melbourne
Victoria 3001
Australia.

Details of individual shareholdings can be checked conveniently and simply by visiting our Registrar's website at www.computershare.com/au/investors. For security reasons, you then need to key in your Securityholder Reference Number (SRN) or Holder Identification Number (HIN) plus company name or ASX code and postcode to enable access to personal information.

Dividends
The Company normally pays dividends in September and April. Shareholders should retain full details of dividend payments for taxation purposes.

The following options are available to shareholders regarding payment of dividends:

1. By direct deposit to a financial institution in Australia, New Zealand, United Kingdom and United States of America.
2. By cheque payable to the shareholder. Lost or stolen cheques should be reported immediately to the PaperlinX Share Registry, in writing, to enable stop payment and replacement.

Shareholders may choose to have their dividends paid directly into a nominated bank, building society or credit union account anywhere in Australia. Shareholders resident in New Zealand, United Kingdom and United States of America may choose to have their dividends paid directly into a nominated financial institution located in their respective jurisdictions. Payments are electronically credited on the dividend date and confirmed by a payment advice sent to the shareholder. Request forms for this service are available from the PaperlinX Share Registry.

Shareholders resident in Australia and New Zealand may choose to participate in the Dividend Reinvestment Plan (DRP). Request forms for the DRP are available from the PaperlinX Share Registry.

Tax file numbers
PaperlinX is required to withhold tax at the rate of 46.5 per cent on any unfranked component of dividends or interest paid to investors resident in Australia who have not supplied the Company with a tax file number (TFN) or exemption form. Investors are not required by law to provide their TFN if they do not wish to do so.

Transfer of shares off-market
No stamp duty is payable on off-market transfers.

Annual General Meeting
The Annual General Meeting is normally held in October.

The 2007 Annual General Meeting will be held at 11.00am on Thursday, 25th October 2007 at the Four Seasons Hotel Sydney, 199 George Street, Sydney, Australia.

Securities Exchange listing
PaperlinX shares are listed on the Australian Securities Exchange. All shares are recorded on the principal share register, which is located in Victoria, the state of incorporation of PaperlinX. The Company's ASX code is 'PPX'.

Publications
The Company's Concise Annual Report is an important source of information for investors and is mailed to shareholders in September. The 2007 Full Financial Report can be requested by telephone (Australia 1300 662 058, outside Australia +61 3 9415 4021) or by email at contact@paperlinx.com.au. A new interactive online version of the Concise Annual Report and the Sustainability Report is available from the Company's website at www.paperlinx.com.

Other sources of information include:

1. The Addresses of the Chairman and Managing Director to the Annual General Meeting, which will be available on the PaperlinX website that same day and will be mailed to shareholders in November.
2. The half year Financial Report reviewing the July–December half year, which will be mailed to shareholders in March.

PaperlinX Website
A range of corporate information may be obtained from the PaperlinX website at www.paperlinx.com. Investor information is available from the Investor Relations section.

Change of address
Issuer sponsored shareholders should notify the PaperlinX Share Registry immediately, in writing, signed by the shareholder/s, of any change to their registered address. For added security, shareholders should quote their previous address and HIN or SRN. CHESS uncertified shareholders should advise their sponsoring broker or non-broker participant.

Removal from mailing list
Shareholders who do not wish to receive a paper copy of the Concise Annual Report or other publications should advise the PaperlinX Share Registry, in writing, and include their HIN or SRN.

Change of name
Shareholders who change their name should notify the PaperlinX Share Registry, in writing, and attach a certified copy of a relevant marriage certificate or deed poll, and include their HIN or SRN.

Five year statistical summary

for years ended 30 June

($AUD million except where indicated)		Actual (1) 2006/2007	Actual (1) 2005/2006	Actual (1) 2004/2005	Actual 2003/2004	Actual 2002/2003
PaperlinX consolidated financial performance						
Sales revenue		7,839 (3)	7,372 (3)	7,574	6,212	3,618
Sales growth (%)		6.2	(2.7)	21.9	71.7	22.2
Profit from ordinary activities before depreciation, amortisation, net interest and income tax		286.5	257.1	293.0	300.7	313.2
Earnings from ordinary activities before interest and income tax		185.5	152.4	180.1	189.7	230.9
Profit from ordinary activities before income tax		114.6	87.3	111.6	141.2	190.4
Profit from ordinary activities after income tax (excluding ATC)		80.1	65.4	89.6	108.5	132.1
Profit from ordinary activities after income tax (including ATC)		80.1	65.4	166.6 (2)	108.5	132.1
Financial statistics						
Depreciation and amortisation expense		101.0	104.7	112.9	111.0	82.3
Net interest expense		70.9	65.1	68.5	48.5	40.5
Cash flow from operating activities		142.9	259.8	273.4	402.7	234.0
Capital expenditure – acquisitions		35.3	100.9	44.6	1,104.1	368.8
Capital expenditure – plant and equipment		177.4	101.4	86.3	54.7	64.4
Earnings from ordinary activities before interest and income tax by segments						
Merchanting and Paper Trading		205.2	188.9	194.1	147.5	92.0
Paper Manufacturing		10.2 (4)	(3.3) (4)	12.1	66.4	162.3
Corporate		(29.9)	(33.2)	(26.1)	(24.2)	(23.4)
Total EBIT		185.5	152.4	180.1	189.7	230.9
Financial position summary						
Current assets		2,874	2,881	2,674	3,000	1,607
Non-current assets		1,568	1,510	1,493	1,781	1,372
Total assets		4,442	4,391	4,167	4,781	2,979
Current liabilities		1,823	1,460	1,373	1,341	567
Non-current liabilities		714	1,322	1,231	1,626	766
Total liabilities		2,537	2,782	2,604	2,967	1,333
Net assets/Total shareholders' equity		1,905	1,609	1,563	1,814	1,646
Financial ratios						
Basic earning per share (excluding ATC)	(cents)	16.4	14.7	20.1	24.7	36.9
Basic earning per share (including ATC)	(cents)	16.4	14.7	37.3 (2)	24.7	36.9
Earnings per share growth (excluding ATC)	(%)	11.6	(26.9)	(18.6)	(33.1)	(3.4)
Return on average funds employed	(%)	7.0	6.2	6.7	7.5	12.3
Return on average shareholders' equity	(%)	4.7	4.4	10.4 (2)	6.2	9.3
Dividend per ordinary share	(cents)	11.0	10.0	25.5	27.5	27.5
Dividend franking	(%)	0	0	0	0	50
Net tangible asset per ordinary share	($)	2.58	2.49	2.40	3.15	3.30
Net interest cover	(times)	2.6	2.3	2.6	3.9	5.7
Gearing (Net debt/net debt and shareholders' equity)	(%)	24.3	36.0	35.9	36.3	8.1
Gearing (Net debt/shareholders' equity)	(%)	32.1	56.2	55.9	57.0	8.8
Other information						
PaperlinX share price:						
• Year's high	($)	4.40	3.86	5.46	5.85	5.36
• Year's low	($)	3.03	2.85	2.33	4.42	4.45
• Close as at 30 June	($)	3.72	3.12	3.01	4.85	4.58
Fully paid ordinary shares as at 30 June	(millions)	448.7	446.2	446.2	446.1	411.4
Weighted average number of shares	(millions)	447.6	446.2	446.1	439.9	358.3
Market capitalisation as at 30 June	($millions)	1,669	1,392	1,343	2,163	1,884
Number of shareholders as at 30 June		62,663	73,223	90,889	109,011	109,128
Employee numbers as at 30 June		9,502	9,672	9,369	9,666	4,828

(1) Reported under AIFRS.

(2) Includes once only benefit of entering Australian Tax Consolidation regime of $77 million.

(3) Sales revenue is net of trade and settlement discounts.

(4) Paper Manufacturing includes Tudor Group from the Corporate segment and Spicers Office Paper from the Merchanting and Paper Trading segment.

Corporate directory

Registered Office and Head Office
PaperlinX Limited
ABN 70 005 146 350

307 Ferntree Gully Road
Mount Waverley
Victoria 3149
Australia

Telephone: +61 3 8540 2211
Facsimile: +61 3 8540 2280
Internet: www.paperlinx.com
Email: contact@paperlinx.com.au

Share Registry
PaperlinX Share Registry
Yarra Falls
452 Johnston Street
Abbotsford
Victoria 3067
Australia

Telephone: 1300 662 058 or +61 3 9415 4021
Facsimile: +61 3 9473 2500
Internet: www.computershare.com.au
Email: web.queries@computershare.com.au

Designed and produced by Amanda Roach Design

Concise Annual Report 2007

The paper used in this Report is distributed by PaperlinX and its Merchanting businesses.

The cover stock is revive™ 50:50 Silk 250gsm, a 50% recycled FSC mixed source certified paper. It looks and performs like a virgin fibre product without compromising print quality.

The cover is *Flirt* embossed with a thick corrugated pattern. This custom embossing process takes your favourite paper and embosses it in up to 20 different patterns.

The text is printed on CORE Silk 130gsm, a high quality coated paper with an efficient, essentials-only service. CORE is a PaperlinX brand.

The financial section of this report is printed on Saxton Smooth Brilliant White 100gsm, a certified FSC mixed source product, manufactured at Australian Paper's Shoalhaven Mill in New South Wales, Australia under ISO 14001 and FSC chain of custody certification.

When you have finished with this publication, PaperlinX encourages you to recycle it to avoid landfill.

PaperlinX

Paper is what we do

Who we are

Paper is who we are and what we do, and we've been doing it for quite some time. While listed in April 2000, the businesses that make us what we are today bring a wealth of history and experience to the PaperlinX Group. In Australia, some of these businesses have been making paper since 1937, while in Europe, others have been distributing paper since the 1600s – really!

Today, PaperlinX operates businesses across 27 countries: local businesses, worldwide. We are the world's leading fine paper merchant and a unique Australian manufacturer of communication and packaging paper. We have the widest geographic distribution of any paper company, anywhere... and the one thing that draws our 9,500 employees together? You guessed it – paper.

Paper sizes

ISO International standard paper sizes


A0
A1
A2
A3
A4
A5
A6
A7
A8

A0 – 840 x 1189mm
A1 – 594 x 840mm
A2 – 420 x 594mm
A3 – 297 x 420mm
A4 – 210 x 297mm
A5 – 148 x 210mm
A6 – 105 x 148mm
A7 – 74 x 105mm
A8 – 52 x 74mm

What we are doing

Item 12

What we are doing

Sustainability Report 2007

PaperlinX

Highlights 2007

- For the third consecutive year, PaperlinX satisfied the requirements of the FTSE4Good Index Series by meeting globally recognised corporate responsibility standards of social, ethical and environmental performance.
- Data was collected across our merchanting and manufacturing operations for a Sustainability Action Plan, to quantify the Group's global environmental impact and provide baselines for further improvements.
- An emissions inventory was completed at the four Australian paper mills to better understand our environmental impact, incorporating the current upgrade of the pulp mill at Maryvale.
- The first shut relating to the upgrade of the pulp capacity at Maryvale was completed over June and July 2007. When completed, the new bleach plant and pulp mill will provide further improvements in environmental performance.
- For the first time we participated in the international Carbon Disclosure Project survey and the Australian Greenhouse Challenge Plus Programme.
- A number of our operations in Australia, Austria, Belgium, Canada, Germany, Hong Kong, Italy, the Netherlands, UK and the US, maintained their Forestry Stewardship Council chain-of-custody certification, confirming their ability to trace paper back to an approved sustainable fibre source.
- Over the past six years we have successfully reduced our overall Lost Time Injury Frequency Rate (LTIFR) from 9.8 to 5.8, a 40 per cent reduction; and 42 per cent of our operating companies worked the whole year with zero injury incidents.
- A common set of PaperlinX Values are being developed in consultation with colleagues throughout our businesses, to enhance our organisational culture.
- The Speak Up business conduct programme was launched globally to all employees.
- The Strategic Selling Programme was rolled out to senior sales and marketing managers from around the world.

What sustainability means to PaperlinX

Sustainable development is most often defined as 'meeting the needs of the present without compromising the ability of future generations to meet their own needs'. For PaperlinX and its operating companies, this means achieving sustainable economic growth that is of benefit to present and future generations of employees, shareholders and customers without detrimentally affecting the resources or biological systems of the planet.

Report Scope

This Sustainability Report covers the operations of PaperlinX Limited's businesses and its social and environmental commitments for the period July 2006 to June 2007. We aim to broadly report against the Global Reporting Initiative (GRI) a set of guidelines for sustainability reporting that encourages tracking and measuring performance through disclosure. All data reported has been collected and validated through internal financial and environmental management systems and is available for auditing purposes.

Contents

Chief Executive's comment



Tom Park, Managing Director and Chief Executive Officer

Across the PaperlinX Group, we are facing some challenges that have the potential to impact our long-term sustainability as a successful business. These challenges also present us with great opportunities to do something that makes a real difference in the areas where we have control.

As our industry transforms in challenging market conditions, we must develop and retain our best employees and continue to attract new talent so that we have the right blend of organisational skills to build a long-term sustainable business.

In the last year we strengthened our organisational culture by beginning to develop The PaperlinX Values, and to distil the common beliefs that set us apart and enable us to realise our goals together. We encouraged leadership and entrepreneurial skills to flourish by expanding our range of professional development and training programmes. We have looked at ways to improve the diversity of our workforce in areas such as gender, education and work experience.

And we have made good progress in supporting the personal safety, health and wellbeing of all our people. While our safety record has improved dramatically over the last six years, in 2007 our safety performance reached a plateau. Now we need to re-double our efforts to achieve the next step improvement.

Given the size and complexity of our business, our challenge is how we respond to the current environmental debate regarding climate change and pollution and manage our use of natural resources.

The widely-held view is that the production of greenhouse gases is having a significant impact on the environment, and we cannot wait for the climate change debate to be resolved. Manufacturing is an energy intensive business, and distributing paper also uses energy.

As a business it makes good sense, both from an economic and philosophical perspective, to look for ways to fully understand and reduce our environmental impact where possible.

So we have spent the past two years conducting a global sustainability audit at both mill and merchanting sites to determine benchmarks. Some details of this survey are published here for the first time, along with the data of the greenhouse gas emissions inventory completed at our four paper mill sites in Australia.

This is a step forward for our business. But we are treading slowly when it comes to setting absolute emission targets. With the upgrade of the Maryvale Mill, our manufacturing capacity is expected to expand from 2009. So, we are focusing on understanding our impact and making our existing businesses more environmentally efficient. We are working through the complexities of determining the carbon footprint of our operations and the carbon impact of the products we make and distribute.

We are making sure that our claims of environmental improvements come from real changes, and not from marketing spin.

Another challenge we face relates to the reputation of paper products.

A commonly held opinion is that paper is not environmentally acceptable because its production requires tree harvesting as the main source of fibre. This neglects the facts that forestry today is carried out sustainably and responsibly, giving us a renewable natural product that can be recycled. So we are doing more to reassure our customers and the general public that our fibre sources are sustainable. Our products with environmental credentials are proving to be a popular choice for customers.

The use of paper and print is changing due to advances in technology, such as the increasing use of electronic communication and storage of information. Increasingly, we are seeing the push to 'go virtual' being presented as better for the environment with little consideration given to the environmental impact of technology. Is the concern real or simply a cost cutting measure? We are doing more to provide balance to the debate about the environmental impact of paper from cradle to grave.

I want to thank everyone involved in contributing to our achievements over the last 12 months and look forward to receiving your feedback on this report.

Thomas P Park
Managing Director and
Chief Executive Officer

Our business

Total Revenue – $7,839 million


Merchanting 87%
Europe 58%
Australia, NZ and Asia 14%
North America 15%
Manufacturing 13%

Percentage calculated before intercompany eliminations

Employees – 9,502


Merchanting 79%
Europe 54%
Australia, NZ and Asia 8%
North America 17%
Other 1%
Manufacturing 20%

From Paper to Packaging and More...

Around the world, it's our business to deliver the papers our customers want. We operate different businesses across 27 countries: local businesses with worldwide links.

We distribute and manufacture high-quality fine paper used in offices as well as specialty papers used in brochures, magazines, annual reports and other business applications. We also manufacture packaging papers for converting into corrugated cartons, paper bags and other packaging materials. And we are expanding our offerings in sign and display and industrial packaging and graphics.

The companies that make up PaperlinX today have a long history in paper. In Australia, some businesses have been making paper since 1939 and, in Europe, others have been distributing paper since the 1600s.

What we offer our customers is more than a sheet of paper. It's a valuable suite of services including competitive pricing, quality, reliability, choice, availability and delivery.

We have a vested interest in developing a sustainable business model and providing leadership, particularly in the environmental area, for the future success of our business.

Operations	**2006**	**2007**
Countries	28	27
Sites	401	403
Manufacturing sites	4	4

Financial profile	**2006**	**2007**
Total revenue (A$m)	7,372	7,839
Earnings before interest and tax (A$m)	152.4	185.5
Sales volume (before commission sales) ('000 tonnes)	4,248	4,313

Our vision and strategy for sustainability

For the PaperlinX Group, sustainability means achieving sustainable economic growth that is of benefit to present and future generations of employees, shareholders and customers, without threatening the resources or biological systems of the world we live in.

In reality, this means that to maintain our company's growth we must focus on these three areas:

- economic sustainability – the successful performance of our business model;
- social sustainability – meeting society's expectations of our responsibilities to our employees and the communities in which we operate;
- environmental sustainability – managing natural resources wisely in a bid to continually improve our environmental performance.

Our business has been built on paper which is a sustainable product made from a renewable, natural resource that is completely recyclable. These unique product features have become increasingly important to environmentally-conscious consumers the world over. And as a manufacturer and distributor of paper, we have certain responsibilities. We explain our commitments in our Sustainability Charter, which was launched in 2004.

Our business is founded on mutually beneficial relationships and partnerships with a range of stakeholders (diagram below) and through the Charter we have committed to open dialogue, ethical behaviour and good business conduct.


PaperlinX Group
Investors
Suppliers
Employees
Customers
Government Authorities
Communities
Environmental NGO Groups

Making Sustainability a Reality

For PaperlinX, the search for a balance between cost constraints, social impacts and ecological performance has driven our businesses to take the route of continuous improvement with a focus on making real and effective changes to the way we operate.

Supporting our sustainability commitments is a management and governance framework that involves all levels of the company from the Board through to operational teams.

Good performance in occupational health and wellbeing, safety and the environment are key strategic issues for PaperlinX. A Board Committee consisting of four Non-executive Directors convenes with the Managing Director and the Group General Manager Environment Safety and Health, on a quarterly basis to consider safety and environmental issues that may have strategic, business and reputation implications for the Group.

This Safety and Environment Committee reviews policies and monitors compliance; assesses management systems, standards and practices; and reviews significant incident investigation reports. The Committee also regularly visits sites within the Group in order to gain first-hand knowledge of operations and performance.

During the year the Committee visited the Wesley Vale Mill in Australia, reviewing the mill's Strategic Plans, the environmental performance, and the Search for the Future process and safety strategies. The Committee also visited the PaperlinX Canada headquarters in Toronto and other North American sites to review environment, safety and health (ES&H) management and the integration of the Cascades group of companies into the PaperlinX ES&H programme.

Global Environmental Management Approach

The Company has a multifaceted approach to environmental management that is underpinned by an Operations Management System (OMS) as well as identifying and implementing strategic priorities.

The OMS provides a framework for managing ES&H through performance requirements for all operational activities. These cover risk management, legal compliance, improvement, roles and responsibilities, training and compliance, communications, documentation, operational control, emergency response, contractor management, incident reporting, record keeping and auditing.

In addition, we identified key strategic priorities for the 2006–2008 period that will add significant value to the Company's ES&H management. Most of these priority projects, some outlined in this report, have been or are nearly completed and, in early 2008, the ES&H community and the Board Committee will develop the next Strategic Plan for the 2008–2010 period.

Environmental Management in Manufacturing

In addition to the OMS, each of our four paper mills in Australia has a site-specific environmental management system (EMS) that provides the processes and procedures for compliance with environmental requirements. These include site-specific licences that are issued by Australian Federal and State Governments as well as standards and codes of practice.

Each site's EMS complies with the International Standard ISO 14001 for environmental management, which is the leading standard for manufacturing sites. Performance against the EMS is assessed by external auditors SAI Global and Det Norske Veritas (DNV).

Sustainability Charter

PaperlinX is a leading international paper distribution and manufacturing company with a commitment to delivering long-term sustainable returns and environmental and social benefits for all our stakeholders. In so doing, we seek to add value for our customers, employees, the communities in which we operate and for our shareholders.

In pursuit of these commitments, we recognise that our products and operations have an impact on the environment and that we must continually improve our performances across a range of areas to deliver the sustainable returns to which we aspire.

Our fundamental commitment globally is to not only ensure that as a minimum we comply with the laws of all the regions in which we operate, but we also seek to go beyond just compliance with a range of positive initiatives.

Our commitments in relation to the environment, our employees, our communities and our suppliers are explained below.

Environment

We will provide product options to satisfy the needs of our customers and will ensure that we provide information to allow our customers, neighbours and the public to make informed choices about our products and their environmental credentials.

At PaperlinX, we are committed to continuously reducing our environmental footprint in measurable ways. Our operations seek, wherever possible, to reduce resource use (such as energy, water, fibre and chemicals) efficiently by increasing recycling opportunities and reducing waste output. We are committed to regularly monitoring these improvements.

Employees

Our objective is to be the 'employer of choice' in which all members of our workforce are treated with respect and employed within strong principles of equal opportunity, ethical behaviour and transparent management practices.

At PaperlinX, we are committed to providing our employees the opportunity to grow and develop within a safe workplace wherever they are located.

Communities

We will support the communities in which we operate in ways that make a positive difference and will maintain an open relationship with these communities, report on our performance and make this information readily available to the public as well as customers.

In addition, we will also recognise our corporate role in assisting our employees to make individual and collective contributions to improve aspects of the communities in which they participate.

Suppliers

We are committed to proactively encouraging our suppliers to improve their environmental performance by insisting they act in a legal and sustainable fashion and are committed to continuous improvement.

Customers

Our commitment to our customers extends beyond satisfying them with excellent service, knowledge and technical support. Helping our customers understand their paper choices is one benefit we can deliver. We will provide a range of product options with environmental credentials and useful product information guides, making it easier for customers to make an informed decision.

Developing our people and culture

Achievements 2007

- Developing organisational values through a consultative process across businesses.
- Developed HealthLinX, a global health and wellness initiative for employees.
- Implemented Vehicle and Traffic Risk Reduction Programmes at all manufacturing and warehouse sites to reduce accidents.
- Rolled-out the Strategic Selling Programme globally to key sales staff and developed a programme for customer service staff.
- Trained more than 95 per cent of the 4345 employees engaged in manufacturing and warehousing/logistics in more than one health and safety discipline.
- The Search for the Future safety initiative at Maryvale Mill has been replicated and implemented at our Tasmanian operations.
- Launched Speak Up, to employees globally, to promote good business conduct.
- Updated the competition law compliance training programme online to improve employees' understanding of Trade Practices.
- Launched a Graduate Programme in Australia to attract diverse university graduate talent.

Goals 2008

- Integrate The PaperlinX Values throughout the organisation with support of regional management teams.
- Improve workforce diversity through employee consultation and delivery of a Diversity Awareness programme.
- Broaden accessibility of the competition law compliance training programme by making it available in different languages.
- Regional roll-out of HealthLinX programme, including voluntary employee health checks.
- Obtain a further 10 per cent reduction in medically treated and lost time injury rates.
- Measure employee engagement through a series of communications and dialogue.
- Launch the Internal Selling Programme to key customer service staff.
- Roll-out the next phase of the Leadership Development Programme.
- Complete another workforce capability review to ensure alignment with changing business priorities and identify a global talent pool of future business leaders.

Underpinning everything we do at PaperlinX are our people. They give our company a unique competitive advantage. Creating a strong and cohesive culture and a safe working environment is a priority for us. We support people to work to their best and continue to provide opportunities to make this the high point of working life.

A Shared Culture

Our operations have developed through a series of acquisitions, transforming independent businesses into a global network of companies linking across 27 countries with many employees, diverse languages and backgrounds. While this is one of our competitive strengths, the organisational breadth is challenging when we need to work effectively together.

To encourage team work, we bring global teams together to address common best practice opportunities and provide individuals with opportunities to work in different countries on short-term and long-term assignments.

In the last year we strengthened our organisational culture by beginning to develop The PaperlinX Values to distil the common beliefs that set us apart and enable us to realise our goals together. The values respect existing local business values and recognise the additional global element of the broader organisation. Together with our Core Operating Principles they will guide decision-making and provide a directional framework for everyone at PaperlinX. The values will be launched to employees in the coming year.

The way we conduct ourselves around the world where we operate, reflects on our reputation and the way we are regarded by colleagues, customers, suppliers and the wider community.

Compliance is one of the Company's Core Operating Principles and two initiatives were rolled out globally to our employees to improve business practice. In addition to the relaunch of Speak Up (see case study), the competition law compliance programme was improved to help employees understand the regulatory and legislative environment. The programme now involves online training and face-to-face presentations relating to Trade Practices.

Engaging our People

One of the greatest challenges is providing relevant and meaningful information for our diverse businesses worldwide. Business strategies, new initiatives and achievements are regularly communicated in a range of different ways: the popular *conneXions* quarterly employee magazine is published in five languages; regular team briefings; email alerts; video messages; and websites are made accessible for all employees.

We are seeking more feedback from employees on all aspects of the employment cycle through the use of internal surveys and employee focus groups. The new 'Your Voice' employee survey was launched during the year in Australia, New Zealand and Singapore and results will be available soon. In the year ahead, we plan to measure the level of employee engagement through a business-wide consultative process.

Strengthening our Leadership

As PaperlinX grows and changes to meet customer needs, we need to ensure we have the right blend of talent to build a long-term sustainable business. This means understanding and developing our people. We have been mapping succession plans for the leadership group and, in the coming year, will establish a global talent pool for future business leaders. During the year, we also developed the next phase of the Leadership Development Programme.

Learning and Development

The development of the people who work at PaperlinX is a key priority in maximising our performance. We invest heavily in providing a variety of internally and externally led programmes; some are coordinated globally such as the Leadership Development Programme and the Strategic Selling Programme, while others are led by the regional businesses.

During the year, we rolled out the three-day Strategic Selling Programme to more than 500 sales people who manage major accounts in Australia, New Zealand and North America, and commenced implementation in Europe. The programme aims to improve the skills of sales teams and create a value-added sales culture linked to our strategic objectives.

In Australia, New Zealand and Asia numerous training programmes include LeaderlinX 1 and 2 to develop the skills of new and emerging managers, and the Managing for Success programme to give staff confidence for performance conversations.

In each of the 27 operations forming Europe, a wide range of programmes are available to provide our 5,000 employees with the opportunity to fulfil their potential. Some examples include: Financial for Non-Financial Managers (The Paper Company, UK), People First Personal Development Programme (Howard Smith, UK), Leaders Today (Robert Horne), Presentation Skills/ Public Speaking (Italy, Denmark) and Strategic Thinking, Acting, Selling (Germany).

Across North America, the focus is on rolling out the Strategic Selling Programme, Customer Relationship management training and Leadership Development. Training is also linked to the Customer Service Charter which is focused on exceeding customer expectations.

Improving Diversity

We implemented a Future Workforce Management Plan, reviewing workforce planning requirements as part of a 'people capability' review process linked to our businesses' strategic priorities. This identified the anticipated skills and capabilities we require in our workforce, and in the coming year we will seek further feedback on our diversity needs. At the same time, we will be developing and delivering a Diversity Awareness programme across the Company.

What we are doing

Speak Up Campaign

One of the toughest challenges for anyone who witnesses improper conduct at work is what to do about it and where to go for support. The Speak Up programme helps our employees keep their workplace safe, fair and honest. A global communication campaign was launched in February to remind everyone about the confidential reporting service that provides anonymity and protection. Employees can raise concerns by contacting Speak Up using an international 24 hour telephone helpline or a multilingual online website, email or fax option. A new printed booklet, *PaperlinX Employee Guide to Business Conduct*, was published in English, Dutch, French, German, Italian and Spanish and distributed to employees worldwide. Online resources are available on our global extranet website.



Managing Workplace Safety Challenges

Achieving our goal of zero accidents and injuries is a challenge. Over the past six years we successfully reduced our overall Lost Time Injury Frequency Rate (LTIFR) from 9.8 to 5.8, a 40 per cent reduction, and our Medically Treated Injury Frequency Rate (MTIFR) from 25.7 to 13.4, a 48 per cent reduction. This year 42 per cent of all of our reporting companies worked the whole year with zero injury incidents. We did not, however, meet our target of a further five per cent reduction in both measures. In 2007 our safety rates reached a plateau and now we must re-double our efforts to achieve that next step change.

We also report that one of our employees was unfortunately injured onsite in Adelaide, South Australia, and the regulator fined the company $5,500 for failing to implement a safe operating procedure. This was the only conviction for a PaperlinX business during the year.

Managing Occupational Health and Safety (OH&S) at PaperlinX has always involved a tripartite approach of focusing on the physical environment (our buildings, machinery and equipment), the systems we use (our management system, our safe operating procedures and internal audits) and the cultures and behaviours of our organisation. Over the past six years we have acquired many businesses and helped them to successfully improve their health and safety performances. To achieve the next step we will need to improve our efforts in the cultural area to bring about effective behavioural change.

Checking our performance is fundamental to our promise of continuous improvement and improving our safety. We monitor safety statistics and undertake regular audits (usually biennial) against our system, written procedures and instructions, to check that our sites comply with applicable legislation, company standards and expectations.

In addition, external audits were conducted at our paper mill sites for the certification of their safety systems, in our Victorian sites for self insurance purposes and the Maryvale Mill site for the renewal of its Major Hazard Facility licence. In all cases the various licences, certifications and insurance status were confirmed.

The strong focus on safety training continued. In the last year, more than 95 per cent of all the 4,345 employees directly engaged in manufacturing and warehousing/logistics received training in more than one of these subject areas.


Culture
OH&S Goal
Physical
Systems

Promoting Health and Wellness

For PaperlinX to be a sustainable business, we must proactively manage the health and wellness challenges in all our businesses, and invest in protecting our employees' health. During the year, we developed HealthLinX, a new global health and wellness initiative for our employees, which will be rolled out in the coming year. We plan to provide a voluntary and confidential personal health check for every employee around the world, make useful health information available, and measure the programme's impact.


OH&S AUDIT WORKBOOK

'Members of our ESH team conducted 84 internal safety audits at sites around the world to help improve our safety performance.'

Andrew Jackson, Group General Manager ES&H.


MTIFR 13.4
at 30 June 2007
30
25
20
15
10
5
0
Total Number
Jun 02
Jun 03
Jun 04
Jun 05
Jun 06
Jun 07
LTIFR 5.8
at 30 June 2007

Our community commitment

Achievements 2007

- Contributed $1.16 million, to a range of local programmes and non-profit organisations that support communities around our business sites.
- Continued to build constructive relationships with environmental groups such as World Wildlife Fund (WWF) in Australia, the UK, Europe.
- Continued our dialogue with key stakeholders near our mills through Community Consultative Forums.
- Reviewed community investment activities and identified challenges and opportunities, as part of developing a framework for a global community relations programme.
- Began developing charitable funding guidelines to assist our businesses with their community support programmes.
- Developed a system to improve the identification and measurement of community investment activities across operating companies.
- In 2006/07 our global community investment was equivalent to 1.45 per cent of our reported profits, a 28 per cent increase compared to last year.

Goals 2008

- Roll out a global community investment model for businesses to adopt as required.
- Launch a pilot employee workplace giving programme in Australia and evaluate its success for implementation in other countries.
- Identify new community partnerships for PaperlinX corporate division to support.
- Review our practices of allocating funds to a range of non-profit community groups and organisations.
- Coordinate an Australian-wide employee community support event.
- Develop a metric for valuing paper donations to charitable organisations.

PaperlinX has a made a broad commitment to support communities in which it operates, through its Sustainability Charter.

The PaperlinX Community Partnership Model


Paper Donations
Charitable Cash Donations (Humanitarian Relief)
Community Relations (Consultative Committees)
Community
Employee Involvement (Fundraising & Volunteering)
Industry Support (Awards & Training)
Partnerships with Non-Profit Organisations (Charitable Donations & Cause-related Marketing)

Working with Communities

With four paper mill sites in regional areas of Australia, our operations provide employment and positive economic sustainability for rural communities in Victoria, New South Wales and Tasmania. We work with nearby communities on continuously improving our environmental performance, we host regular public tours and open days, we have open dialogue with environmental groups and we support local community organisations.

Our many operating companies around the world also provide a broad range of community support; either through charitable contributions of cash and paper, commercial sponsorships for industry support, cause-related marketing initiatives and employee involvement activities (see the PaperlinX Community Partnership Model). All of these activities are led by local management.

Community Relations

To better understand the needs of the communities we are part of, and also to obtain feedback on our operations, we have a Community Consultative Forum at each of the Company's four Australian manufacturing mills. These long-standing forums are made up of people representing diverse organisations who have an interest in the mills' operations.

These groups participate in the development of an Environmental Improvement Plan that forms part of a site's overall Environmental Management Plan. These plans address issues such as odour reduction and improvements in water and energy usage at the mills. The groups are a valued part of the overall communications between the Company and the communities in which we work.


the BEACON
Field of Women Live - it's on again!

What we are doing

Paper delivers messages of hope and inspiration
For several years, PaperlinX has supported the work of Breast Cancer Network Australia as they empower, inform, represent and link people whose lives have been affected by breast cancer.

We donate the paper to publish *The Beacon* and *The Inside Story*, a quarterly magazine and supplement which reaches out to 30,000 Australian women diagnosed with breast cancer. The publications provide information and inspiration to help women through their breast cancer journey. Later this year, our Australian merchanting and manufacturing sites will hold 'Pink Lady' morning teas to support fundraising for Australia's Breast Cancer Month. And our paper merchant, Spicers Paper, is helping to streamline their paper purchasing for their printing requirements.

left: Kirsten Pilatti and Lyn Swinburne from the BCNA.

A range of briefings were held during the year to provide Australian environmental groups with the latest information on the environmental performance of our paper manufacturing operations and the products produced.

Community Partnerships

We are currently finalising a framework that will provide a more relevant community strategy and will assist our operating companies with building stronger community connections. We believe our community support is in line with the size and profitability of the PaperlinX business. Our challenge is to improve measurement and reporting of our community activities across all our operations. In particular, we are working to develop a metric to value the tonnes of paper that we donate in kind every year to charitable organisations.

Our key areas of support are learning and creativity, the environment, and health and wellbeing. Some examples of the range of our community support worldwide include:

- Australia's Maryvale Mill Y-Linx Sponsorship Programme is a local community grants programme in Victoria that is managed by an employee-led committee that meets quarterly to review applications from local non-profit organisations for funding and paper donations.
- Robert Horne Group's three-year partnership with Marie Curie Cancer Care UK was selected by employees as the single charity of choice. Proceeds from employee fundraising are also donated to the charity.
- Coast Paper in Canada supports the United Way by matching employee donations. United Way provides the infrastructure for community giving and relies on employees to champion fundraising activities within their company. In addition, the annual Coast Paper Christmas Drive collects donated gifts to benefit around 9,000 people in need.
- Spicers Paper Recreate programme with Landcare Australia is a 'cause-related marketing' initiative that funds rehabilitation of ex-landfill sites through a percentage of sales of Tudor RP 100% Recycled paper. Employees and customers volunteer for working bees.

Getting Involved

Across our businesses, the spirit of giving and involvement is strong with employees who assist in raising funds and volunteering for local events and good causes. Whether it is supporting selected charities through workplace fundraising, donating gifts for underprivileged children, or entering a team into a cancer charity triathlon, PaperlinX and our people are proud to support the communities we are part of.

Supporting Design and Printing Communities

Many businesses are actively involved in providing paper education and supporting the professional development of the design and printing communities. Spicers Paperpoint School in Australia and Robert Horne's Know How Academy in the UK are two such examples.

Our businesses are involved in creating a range of industry awards to support excellence in print and design for professionals and students. Saxton Scholars is Australian Paper's annual competition that supports communication design education across Australia for tertiary students. In the UK, Howard Smith Paper Group held their first Graphic Design and Print Awards this year, to promote the value and benefits of graphical communications.

And we work together with a number of industry groups in Europe, North America and Australia to tackle specific issues that arise.

Managing our environmental footprint

Achievements 2007

- Completed the Sustainability Action Plan to quantify the Group's environmental impact.
- Completed an emissions inventory at the four Australian paper mills to better understand the environmental impact of our operations.
- Achieved a 2.5 per cent reduction in raw water used per tonne of production at Maryvale Mill through recycling and efficiency efforts.
- Extended the environmental, safety and health requirements for PaperlinX paper suppliers by including Key Performance Indicators in every strategic supplier agreement.
- No significant breaches or non-compliance with environmental regulations.
- All manufacturing sites maintained ISO 14001 certification.
- Maryvale's pulp mill and bleach plant upgrade is progressing on track.
- Participated for the first time in the international Carbon Disclosure Project survey, reporting on our environmental efforts and performance.

Goals 2008

- Analyse the results of the Sustainability Action Plan to determine our environmental performance and from these baselines, develop goals and strategies to improve performance across the Group.
- Better understand and quantify the impact of transport energy relating to our logistics and distribution operations globally.
- Assist business operations to better quantify their environmental footprint.
- Work with Forestry Tasmania to determine if suitable forestry sources can be achieved for environmental accreditation.
- Demonstrate environmental leadership by achieving environmental certification for key products.
- Continue to progress works on the new bleach plant and pulp upgrade at Maryvale Mill in Victoria, Australia.

Today, our long-term commitment to the environment through many initiatives is evidence that sustainability can deliver real benefits at many levels.

The Company is committed to responsible environmental management as laid out in the PaperlinX Sustainability Charter and our global Environmental Policy. We seek to continuously improve our environmental performance in measurable ways.

Our Environmental Performance

PaperlinX owns and/or operates many sites around the world including large paper mills, light manufacturing sites (including envelope and stationery manufacture, packaging and paper conversion), warehouses and offices. In addition, the company's logistics operations through transport and distribution efforts range from being fully owned, leased and fully and/or partly outsourced to third party operators.

While there are numerous environmental issues that impact on our company as well as our suppliers and customers, the current focus is on three critical areas:

- Energy use and carbon footprint (greenhouse gas emissions)
- The use of natural resources, such as water and fibre
- Waste reduction and recycling

Energy Use and our Carbon Footprint

Manufacturing is an energy intensive business and storing and transporting paper also uses energy. Our first Sustainability Action Plan, completed during the year, will enable us to quantify our energy use and its environmental impact so we can develop goals and strategies to improve performance.

Benchmarking our Performance

Over the last two years, PaperlinX has acquired, integrated and divested a number of business sites, so the challenge has been obtaining and analysing a comprehensive and comparable annual dataset from 2005 to 2007.

Making comparisons is complicated by the different types of energy use across our global business infrastructure (excluding transport and logistics), which include electricity, gas (natural and LPG), coal, fuel oil and diesel.

And in different countries, the electricity is generated from a number of sources (gas, coal, wind, hydro and nuclear) with varying environmental impacts.

However, by defining our parameters, we have been able to quantify the energy use for power and steam production, lighting, heating and cooling across our global operations in merchanting and manufacturing as set out here.

Last year, we set ourselves a target of reducing our energy use by 2 per cent. The data comparison is difficult because of acquisitions and disposals; however, we can determine that our electricity use was reduced by 1.8 per cent and gas use by 0.6 per cent (see Chart 1).

Chart 1. Energy Use from Fossil Fuels by Business

	Paper Manufacturing (Australia)	Australasian Merchants	European Merchants	North American Merchants	Total	
Purchased Elect (MWh)						Reduced by
2005–2006	543,522	14,920	16,809	11,702	586,953	**1.8%**
2006–2007	535,089	5,733	14,147	12,308	575,583	
Gas (GJ)						Reduced by
2005–2006	7,573,767	22	51,547	4,520	7,629,856	**0.6%**
2006–2007	7,507,664	20	65,143	19,332	7,592,159	

What we are doing

- The PaperlinX Head Office in Melbourne has reduced demands on lighting and is exploring renewable energy sources such as solar panels.
- One of our UK paper merchants, The Paper Co, is trialling a 7.5 tonne electric truck for suitability in its transport fleet.
- On World Environment Day, employees are encouraged to *Rethink* how they can make a difference at the office, through recycling office paper, turning off computer screens, whiteboards and lights when not in use.
- In the UK, Robert Horne Group launched two Environmental Know How training courses, to improve employee understanding of environmental issues and their business relevance.
- As a signatory to the Australian Government's National Packaging Covenant we produce an annual Action Plan to address our responsibilities to minimise the environmental impacts of packaging waste.
- As a member of Paper Round, an Australian product responsibility organisation for the office papers industry, we are developing a plan to improve office paper waste management and reduce landfill.



Reducing our Impact

One goal outlined in last year's Sustainability Report, was to quantify our primary energy uses from electricity and gas, with the aim of also identifying opportunities to reduce this use and our impacts.

There is much concern around climate change and the production of greenhouse gases from many sources, particularly energy generation and use. The challenge has been to collect comprehensive numbers and conversion factors for various forms of electricity and other energy use, and their respective greenhouse gas factors, from our global operations in a manner which allows year-on-year comparisons.

PaperlinX is Australia's largest paper manufacturer, producing approximately 1,000 grades and weights of paper that are used every day in Australian homes and businesses. Our four manufacturing plants located in three states in Australia are major energy consumers and provide both focus and opportunity for environmental improvements. Given that our paper manufacturing operations utilise approximately 90 per cent of our electricity use globally, we are using the comprehensive Australian data obtained from a greenhouse gas emissions inventory of our four manufacturing sites to evaluate our carbon impact and performance.

Every year, the manufacture of paper at our four Australian mills utilises in excess of 12 petajoules of energy (equivalent to the energy used by 250,000 households) and produces around 1.1 million tonnes of carbon dioxide emissions from within the mill gates.

Using the metric of tonnes of carbon dioxide per gross tonne of paper produced, over the last seven years our overall Greenhouse Gas Emissions (GGE) from Australian manufacturing have reduced by 14 per cent through energy efficiency opportunities (see Chart 2).

Our Strategy Going Forward

Our strategy to manage our environmental impact includes identifying further opportunities for direct energy reduction and reduced reliance on fossil fuels and the reduction of waste disposal to landfill. Fossil fuels and landfill are major sources of greenhouse gas production. While the Company is working to reduce these quantities where we can, we have made significant progress over the last decade. In the Australian manufacturing operations, we have reduced energy use from fossil fuels by 46 per cent over the last 25 years and we are already maximising renewable energy sources such as biomass, hydroelectric and wind power (see case study).

At PaperlinX, our programme is therefore multi-layered and seeks to reduce all of these, in real, credible and quantifiable ways.

What we are doing

Harnessing Renewable Energy

Manufacturing and distributing paper is an energy intensive business so we use renewable alternatives in our energy supply mix, to reduce our reliance on fossil fuels. Renewable energy is derived from sources that cannot be depleted or can be replaced, and don't produce greenhouse pollution.

In Australia, around 60 per cent of the energy used at our four mills is from renewable energy sources and 69.5 per cent of Maryvale Mill's energy input in Victoria is produced from waste materials (black liquor, agricultural waste and sawmill residues).

In our merchanting businesses, we are exploring opportunities for solar and wind power generation at some office and warehouse facilities.

Chart 2. Greenhouse Gas Emissions – Paper Manufacturing

Year	Gross Paper Production (tonnes)	Total CO_2 emissions from purchased electricity natural gas & fuel oil* (tonnes)	Greenhouse Gas Emissions (CO_2-e)/tonne of paper
2000–2001	918,143	1,140,767	1.24
2001–2002	992,062	1,159,205	1.17
2002–2003	1,006,968	1,139,109	1.13
2003–2004	1,007,589	1,137,166	1.13
2004–2005	1,035,499	1,162,532	1.12
2005-2006	1,003,308	1,134,900	1.13
2006-2007	992,241	1,063,714	1.07

** Electricity, gas, fuel oil and coal are our major imported fossil fuel energy inputs and thus the major source of GGE. In addition, GGEs are generated by transport energy and methane production from waste.*

As part of this commitment, Australian Paper is now a member of the Greenhouse Challenge Plus, is registered under the Australian Energy Efficiency Opportunities legislation and is meeting various Australian state legislation requirements, including:

- The NSW Greenhouse Gas Abatement Scheme,
- The NSW Department of Energy, Utilities and Sustainability Energy Savings Plan, and
- Victorian Environment and Resource Efficiency Plan requirements.

Each of these requires an independent assessment of the company's environmental achievements.

There also are a number of additional programmes underway to further improve our energy efficiency and thus reduce our greenhouse gas emissions. These include the upgrade of the pulp mill at Maryvale, the replacement of the oil-fired boiler at Wesley Vale with a gas-fired boiler, the replacement of the coal-fired boiler at Shoalhaven Mill with a gas-fired boiler and reviews of the energy pinch points at each of the mills to identify further opportunities.

These capital projects alone, once completed, will result in an estimated reduction of carbon dioxide emissions of at least 25,000 tonnes per annum, along with reduced water demands, reduced nitrous oxide and reduced particulate emissions.

Transport Energy and Impacts

In the coming year, we intend to accurately quantify the energy use of distribution and logistics operations associated with transporting fibre, pulp and paper products. Throughout our international operations we use a mix of fully-owned and operated delivery fleets (particularly in our UK and Dutch businesses) and third party contracts and we are exploring ways to reduce our fleets or run them more efficiently.

Some initiatives are already underway. In the UK, by integrating our logistic operations into the Delivery Co we have reduced the size of the transport fleet and pilot projects indicate that the more efficient use of the fleet will bring a reduction in carbon dioxide emissions of 25 per cent. In Australia, the current upgrade of our Maryvale pulp mill capacity will reduce our requirements of imported pulp (25 per cent currently – eucalypt and pine) consequently reducing the indirect carbon emissions associated with transporting the pulp to our Victorian site.

Figure 1.
Greenhouse Gas Emissions per Tonne of Paper Manufactured



CO_2-e/tonne of paper
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0
00/01
01/02
02/03
03/04
04/05
05/06
06/07

Figure 2.
Approximate Source of CO_2 Emissions from Paper Manufacturing



Purchased Electricity 30%
Natural Gas 42%
From Other Activities 28%

What we are doing

Water's Three Rs – Reduce, Reuse, Recycle

Water is essential for paper making. While the process utilises a lot of untreated raw water, our Three Rs principle means that most of it is ultimately treated and returned to the environment. Our largest mill, Maryvale Mill in Victoria, draws an average of 64 megalitres of untreated raw water daily from a regional reservoir. This year we cut this daily water inflow by 2.5 per cent through continuous recycling and efficiency innovations in manufacturing processes. Changes to water cooling processes and replacing raw water with treated effluent in parts of the mill are just some of the improvements that made the difference.

Figure 3.
Paper Manufacturing Raw Water Use (all mills) per Tonne of Paper (m^3)


40.9
42
36
30
24
18
12
6
0
00/01 01/02 02/03 03/04 04/05 05/06 06/07

Managing our use of Natural Resources

Apart from energy, the two other major components required to manufacture paper are water and fibre.

Water Management and Recycling

Raw, untreated water is essential for paper making and is used in a number of areas including the transport of fibres through a paper machine. A long-term reliable source of water is necessary for the production of paper. The impact of both drought and changing rainfall patterns in Australia has reinforced the importance of our long-term strategic approach to efficiently managing water usage at our mills in regional areas, where river flows and storages are under pressure.

Our Three Rs water principle – recycle, re-use and return – means we are doing all we can to reduce the amount of raw water used in paper making, including recycling every litre at least 5–6 times before cleaning it and discharging it from the mills (see case study). In the last 12 months our raw water used per tonne of production across all our mills remained in line with 2006 (see Chart 3 and Figure 3). Gains from efficiency programmes were offset by changes in product mix to more water intensive grades, but there were reductions in actual water used at Maryvale.

Over the past 25 years, we have initiated measures that have reduced our water use per tonne of paper produced by 60 per cent at Maryvale, and we intend to do more. This includes our plans to cut raw water inflows by 12 per cent at Maryvale, by using recycled industrial and household waste water supplied by the nearby Gippsland Water Factory. This year we also participated in the Water Stewardship Forum held in Melbourne, Australia, which aims to develop a standard for responsible water use for commercial users.

Chart 3. Paper Manufacturing Raw Water Use

Year	Gross Production (tonnes)	Raw Water Use m^3	Raw Water Use m^3/tonne
2000–2001	918,143	39,297,530	42.8
2001–2002	992,062	38,096,430	38.4
2002–2003	1,006,968	37,513,401	37.2
2003–2004	1,007,589	40,046,000	39.7
2004–2005	1,035,499	41,643,128	40.2
2005–2006	1,003,308	40,266,768	40.1
2006–2007	992,241	40,578,722	40.9

Sustainable Fibre Sources

We are committed to producing paper products in a sustainable manner. One of the key issues for our manufacturing operation is that the wood fibre used in our paper products comes from sustainably managed sources.

This fibre is sourced from sustainably managed hardwood and softwood plantations, sustainably managed hardwood forests, and imported pulp and waste paper. In each case (see Figure 4), PaperlinX seeks evidence from suppliers that these sources are managed for long-term sustainability and that at no time is any of the fibre sourced from old growth forests.

Figure 4.
Sustainable Fibre Sources (total for all mills)



45
36
27
18
9
0
percentage
01/02
02/03
03/04
04/05
05/06*
06/07*
Plantations
Imported Pulp
State Managed Forests
Wastepaper

* *Overall reduction in wastepaper sourced is largely due to the closure of Shoalhaven 1 Paper Machine.*



As plantation timber becomes increasingly available within Australia, we plan to significantly reduce the amount of fibre we source elsewhere. Over the last five years at Maryvale Mill, our reliance on state managed forest has reduced by 15 per cent, plantation eucalypt fibre has increased by 75 per cent and wastepaper has increased by 36 per cent.

The pulp operations at Maryvale are being upgraded to make the site self-sufficient in pulp supply, thus eliminating the importation of bleached pulp, and increasing the pulp bleaching capacity. This upgrade means that the use of fibre from state managed forest for communication papers will be phased out by 2017.

Following independent verification for adherence to Forest Stewardship Council's (FSC) chain-of-custody processes, the Shoalhaven Mill and Maryvale Mill operations retained their certification to FSC standard. Accordingly, all wood fibre utilised in the manufacture of the Company's speciality papers meet all FSC criteria, as either FSC certified or FSC 'Controlled Wood' from well managed forests. Chain-of-custody is the path taken by raw materials from the forest to the consumer, including all successive stages of processing, transformation, manufacturing and distribution.

Waste reduction and recycling

Waste disposal in landfill sites decomposes and produces methane gas which is more potent in its greenhouse effect than carbon dioxide.

Through the Sustainability Action Plan, we are currently trying to quantify the waste produced at our merchanting and manufacturing sites, identify reduction targets and find new ways to re-use and recycle waste. This varies significantly from business to business because of the different waste types produced, i.e. paper, plastic, timber and wood by-products, chemicals, steel, inks. The availability of recycling opportunities and providers also differs in each of the countries where we operate, making it difficult to measure our performance on a worldwide basis.

Individually our merchanting warehouses are already increasing the recycling of wooden pallets, paper offcut waste and the plastic stretch wrap that protects paper products. For example, at Robert Horne's national distribution centre in Northampton, UK, over 1,000 tonnes of rubbish are created every year. By implementing new recycling and waste management procedures they increased their recycling rate from 30 per cent to 60 per cent over the past 12 months.

At Maryvale Mill, the waste bark from sawlogs is supplied to a third party to produce garden mulch and saltcake is reprocessed into a raw ingredient for detergents supplying the Australian market. Other recycling activities within our manufacturing operations include reel cores, non-hazardous waste products, ferrous metals, hydrocarbons and raw material containers. We are also actively exploring alternative options to landfill disposal waste of waste fibre at our mills, using pyrolysis and soil amelioration.

Our Products and the Environment

Through our Sustainability Charter, we are committed to providing our customers with product options that have strong environmental credentials. Each of our businesses works closely with customers to communicate the high environmental standards of our products.

Products with Environmental Credentials

With community support for recycling and natural products, there is growing demand for recycled and environmentally certified paper stocks. While it is commonly thought that the major benefit from paper recycling is forest preservation, recycling efforts contribute to reducing landfill waste and consequently greenhouse gas emissions.

When it comes to manufacturing recycled paper in Australia, we use more than 75,000 tonnes of waste packaging and papers annually to produce the largest range of fine papers with recycled content in the Asia Pacific region. Recycled content ranges between 10 per cent and 100 per cent depending on the intended use of the paper.

Worldwide our merchanting businesses are well positioned to meet our customers' environmental requirements. Many of our businesses sell papers bearing environmental certification such as the Forest Stewardship Council (FSC) logo, which confirms the FSC certified wood used in their production.

We produce 'green paper guides' and fact sheets to help customers choose the most appropriate environmentally certified paper grades for their paper needs.

Supply Chain Assurance

Our paper merchants are the link in the chain, taking products from mills to commercial printers, envelope converters, stationers and resellers, corporate printers, publishers and end users.

We believe that it is important to be able to demonstrate assurance that the wood fibre used in the paper sold by our merchants is sourced from sustainably managed forests. We support independent certification systems, such as the FSC accreditation process and the Programme for Endorsement of Forest Certification (PEFC) because they provide assurance to customers.

A number of our paper merchants in Australia, Austria, Belgium, Canada, Germany, Hong Kong, Italy, the Netherlands, the UK and the US have achieved the internationally recognised FSC chain-of-custody certification, confirming their ability to trace paper back to an approved sustainable fibre source.

Working with Our Major Paper Suppliers

With a business that spans many countries and provides hundreds of paper products, no one certification system will be appropriate for all products. To ensure that we can provide certainty to customers, PaperlinX has documented environmental, health and safety requirements that our major strategic paper suppliers must conform with. The requirements include:

- compliance with all regulatory requirements in the countries in which the supplier operates;
- established environmental management systems (EMS) and independent third-party certification of these systems;
- independent third-party certification of appropriate sustainable forest management standards. This could include FSC or PEFC as well as a range of other certification systems; and
- annual reporting by the supplier to PaperlinX against these areas.

What we are doing

- Researching the manufacture and development of carbon offset paper products.
- Our businesses conduct surveys and focus groups with printers and other customers about paper requirements and customer satisfaction.
- This year, we launched the Ask for a Paper Bag campaign in Australia to promote paper bags as an environmental alternative to plastic shopping bags. www.askforapaperbag.com.au
- Robert Horne Group UK worked with the World Wildlife Fund's Forest and Trade Network to develop an action plan for responsible paper purchasing.
- Many of our businesses support FSC information events to raise awareness of environmental certifications in the design and printing industry.


FSC
RECYCLED PURE

Glossary

CO_2
Carbon dioxide is the main greenhouse gas that results from burning petrol, coal, oil and natural gas.

Carbon Offset
The act of counterbalancing ('offsetting') greenhouse gas emissions produced by undertaking emission reduction projects. Common examples are renewable energy, energy efficiency and forestry projects.

Coated paper
Paper with a uniform application of a coating to provide maximum smoothness and ink holdout in the printing process. The coating (a mix of clay or carbonates and latex) is applied in separate coaters or in the paper machine.

Corporate sustainability
A business approach that creates long-term shareholder value by embracing opportunities and managing risks deriving from economic, environmental and social developments, and maintaining global competitiveness and brand reputation.

Environmental Footprint
For an industrial setting, this is a company's environmental impact determined by the amount of depletable raw materials and non-renewable resources it consumes to make its products, and the quantity of wastes and emissions that are generated in the process.

Fibre
The raw material for the manufacture of paper is cellulose fibre, which can be obtained from trees and recovered paper.

Fine paper
Both coated and uncoated woodfree (white) papers used for writing, printing and other graphic purposes.

Forest Stewardship Council (FSC)
An international organisation promoting responsible forest management. FSC has developed principles for forest management that may be used for certifying the management of forest holdings, and a system of tracing, verifying and labelling timber and wood products that originate from FSC certified forests.

Furnish
The specific mixture of raw materials, including pulp and chemicals, that is used to manufacture a particular grade of paper.

FTSE4Good
Created by the independent financial index company FTSE Group, FTSE4Good is a financial index series that identifies and facilitates investment in companies that meet globally recognised corporate responsibility standards and that manage their social, ethical and environmental impacts.

Global Reporting Initiative (GRI)
The GRI is an independent institution that has produced voluntary guidelines for use by organisations for reporting on the economic, environmental and social dimensions of their activities, products and services.

Greenhouse Gas Emissions
Emissions into the atmosphere of gases that affect the temperature and climate of the earth's surface. Some greenhouse gases occur naturally in the atmosphere, while others result from human activities such as burning of fossil fuels. They include water vapour, carbon dioxide, methane, nitrous oxide and ozone.

ISO 14001
A voluntary independently certified international standard for environmental management systems used, developed and maintained by the International Organisation for Standardisation.

Kraft linerboard
This board is used in the manufacture of cardboard boxes and is engineered to withstand varying atmospheric conditions such as extreme heat, humidity or the freezing temperatures of a coolroom.

Landfill
A disposal point for society's waste. They may be old excavations such as quarries or newly constructed sites.

Old growth forest
Forest that is ecologically mature and has been subjected to very little, if any, unnatural disturbance such as timber harvesting, roading and clearing, or natural disturbance such as bush fire.

Operating company
A business owned by PaperlinX.

Paper merchant
A distributor of paper that buys large quantities of paper, board and stock from different mills around the world and stores them in warehouses until they are required by customers. The stock is then broken down into smaller quantities to meet customer requirements.

Plantation
A forest stand established by the planting of trees of either native or exotic species, selected for their wood producing properties and managed intensely for timber production.

Pulp
The raw material used for paper production. It can be softwood or hardwood and depending on the process used may be chemical, mechanical and bleached or unbleached.

Recycled fibre
Paper and board that has been collected for re-use as raw fibre material in paper and board manufacture.

Sack kraft paper
A high strength paper used in the manufacture of multiwall paper sacks to hold products such as cement, minerals, flour, milk powder and potatoes.

Sawmilling residue
Reject logs or cuttings from the harvesting of timber for use by sawmills.

Sustainable development
Development that meets the needs of the present without compromising the ability of future generations to meet their own needs.

Woodfree paper
Paper manufactured entirely from chemically pulped wood (e.g. kraft pulps), as distinct from papers incorporating mechanically pulped wood or groundwood. Usually applied to fine papers.

Designed and produced by Amanda Roach Design

Sustainability Report 2007

The high-quality recycled paper used in this Report is distributed exclusively by PaperlinX and its Merchanting businesses.

The cover stock is revive™ 50:50 Silk 250gsm, a 50% recycled FSC mixed source certified paper. It looks and performs like a virgin fibre product without compromising print quality.

The cover is *Flirt* embossed with a thick corrugated pattern. This custom embossing process takes your favourite paper and embosses it in up to 20 different patterns.

The text stock is printed on 9lives 80™ 130gsm, a certified FSC mixed source paper which is derived from well managed forests. It contains 80% recycled fibre and 20% totally chlorine-free pulp.

When you have finished with this publication, PaperlinX encourages you to recycle it to avoid landfill.

Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
FSC www.fsc.org Cert no. SGS-COC-2262
© 1996 Forest Stewardship Council

Registered Office and Head Office

PaperlinX Limited
ABN 70 005 146 350

307 Ferntree Gully Road
Mount Waverley
Victoria 3149
Australia

Telephone: +61 3 8540 2211
Facsimile: +61 3 8540 2280
Internet: www.paperlinx.com
Email: contact@paperlinx.com.au

PaperlinX

PaperlinX Limited
ACN 005 146 350
307 Ferntree Gully Road, Mt Waverley
Victoria 3149 Australia
Tel: +61 3 8540 2264
Fax: +61 3 8540 2291

30 October 2007

Securities and Exchange Commission,
Division of Corporate Finance,
450 Fifth Street, N.W.,
Washington, D.C. 20549
USA

Ladies and Gentlemen,

PaperlinX Limited – Rule 12g3-2(b) Exemption
File No. 82-5061

The enclosed information is being furnished by PaperlinX Limited ("PaperlinX") under paragraph (b)(1)(i) Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). PaperlinX' file number is indicated in the upper right hand corner of each unbound page of each document furnished herewith.

In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the enclosed documents are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that PaperlinX is subject to the Exchange Act.

Very truly yours,

James Orr
Company Secretary

c.c. Burr Henly, Sullivan & Cromwell
Level 32,
101 Collins Street,
Melbourne 3000

List of documents forwarded under cover of this letter to Securities and Exchange Commission dated 30 October 2007.

Ref.	Title	Date released to ASX
1.	Notice of change of interests of substantial holder – AXA	6 July 2007
2.	Date of Final Results and Webcast details	31 July 2007
3.	Notice of initial substantial holding from NAB	9 August 2007
4.	Preliminary Final Report	24 August 2007
5.	Final Results Presentation	24 August 2007
6.	Concise Financial Report for year ended 30 June 2007	24 August 2007
7.	Change of director's interest (Andrew Guy and Lindsay Yelland)	5 September 2007
8.	Dividend Reinvestment Plan Issue Price	7 September 2007
9.	Notice of Annual General Meeting and Proxy Form	21 September 2007
10.	PaperlinX Concise Annual Report 2007	21 September 2007
11.	PaperlinX Full Financials 2007	21 September 2007
12.	PaperlinX Sustainability Report 2007	21 September 2007
13.	Change of director's interest (Andrew Guy, Nora Scheinkestel and Lindsay Yelland)	2 October 2007
14.	New issue announcement (DRP shares)	2 October 2007
15.	Notice of change of interest of substantial holder– Maple-Brown Abbott Limited	8 October 2007
16.	Change of director's interest (Thomas Park)	23 October 2007
17.	AGM Chairman's and MD's address	25 October 2007
18.	AGM Presentation Slides	25 October 2007
19.	Retirement of Director	25 October 2007
20.	Results of AGM	25 October 2007
21.	Change of Director's interest (Thomas Park)	26 October 2007
22.	Change of Director's interest (David Meiklejohn)	29 October 2007

item 1

Milena Ickeri ngill
Company Se retary

Phone: 61 3 9 316 3852
Fax: 61 3 9 314 5298

6 July 2007

Australian St ck Exchange Limited
Company Ann ouncements Office
20 Bridge Str et
SYDNEY NS V 2000

Dear Sir/Mad m

Substantial Security Holder Notice

Please find at ached a Substantial Security Holder Notice for PaperlinX Limited.

Yours sincere y

Milena Ickeri ngill

AXA
AUSTRALIA

From
Charles Liu

AXA Funds M nagement

Tel: 61 3 9(16 :798
Fax: 61 3 9(17 :966
E-mail: irene.w tojo@axa.com.au

Date: 6 July 2C)7

To:
Mr James Orr

307, Ferntree Gully Road
Mount Waverly
VIC 3149

Fax: (03) 8540 2280

Pages: 9 (inclusive)

NOT CE OF CHANGE IN SUBSTANTIAL SHAREHOLDING

Please find att .che d Notice of substantial shareholding as forwarded to the Australian stock exchang .

Please contact me if you have any queries.

Kind Regards

Charles Liu
Investment Op :rations

Form 604

Corporations Act 2001
Section 671B

Not:ce of change of interests of substantial holder

Company Name/Scheme	aperfi X Limited
CN/ARSN	(5 14(350

Details of substantial holder (1)

ame	KA SA ("AXA"), AXA Asia Pacific Holdings Limited ("AXA APH") and various bodies corporate controlled by AXA and AXA APH ted in Schedule 1 (together, "the AXA Group") and certain other entities associated with AXA and AXA APH listed in chedule 1.
CN/ARSN (if applicable)	(9 12: 011

ere was a change in the interests of the substantial holder on	30/08/2007
e previous notice was given to the compa y on	28/05/2007
e previous notice was dated	25/05/2007

Previous and present voting power

e total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant terest (3) in when last required, and when ow re quired, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	51,512,913	11.48	46,907,393	10.45

Changes in relevant interests

articulars of each change in, or change in e nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the ubstantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Perso whose relevant interes changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected (ordinary shares unless stated otherwise)	Person's votes affected
See column 2 of Schedule 2.	Each erson whose releva t interest has chang d is listed in Sched le 1.	The change in the relevant interest occurred as a result of various transactions effected on the Australian Stock Exchange (see Schedule 2 for details, in particular column 3).	See column 4 of Schedule 2.	See column 5 of Schedule 2.	[See previous column.]

. Present relevant interests

articulars of each relevant interest of the s bstantial holder in voting securities after the change are as follows:

Holder of relevant interest	Regist: ed holder c securitie :	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
The holders of a relevant interest are listed in Part A of Schedule 1.	The reg stered holders of the se curities are various hird parties acting a custodians on beha f of AXA Group e tities (see also col mn 1 of Schedul 2).	[Not applicable.]	Each person listed in Part A(ii) of Schedule 1 has a relevant interest because it has power to exercise or control the exercise of a right to vote or to dispose of the relevant securities (s 608(1)(b) and (c) Corporations Act 2001 ("CA")). Each person listed in Part A(ii) of Schedule 1 has a relevant interest because it has voting power above 20% over one or more persons listed in Part A(i) of Schedule 1 (s 608(3) CA).	See column 5 of Schedule 2.	[See previous column.]

Changes in association

e persons who have become associates ( ) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting terests in the company or scheme are as f llows:

Name and ACN/ARSN (i applic able)	Nature of association
[Not applicable.]	[Not applicable.]

Addresses

e addresses of persons named in this for are as follows:

Name	Address
See Parts A and B of Sc edule 1 (column 1).	See Parts A and B of Schedule 1 (column 2).

ignature

rint name: Milena Ickeringill Capacity: Company Secretary, AXA Asia Pacific Holdings Limited

gn here: [signature] Date: 06·07·07

DIRECTIONS

) If there are a number of substa ntial holders with similar or related relevant interests (eg a corporation and its related corporations, or the manager and trustee of an equity trust), the names co ld be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

) See the definition of "associate" in section 9 of the Corporations Act 2001.

) See the definition of "relevant ir erest" in sections 608 and 671B(7) of the Corporations Act 2001.

) The voting shares of a compan constitute one class unless divided into separate classes.

) The person's votes divided by t e total votes in the body corporate or scheme multiplied by 100.

) Include details of:

(a) any relevant agree nent or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document set ng out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrange nent, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification o the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which ne relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant a reement" in section 9 of the Corporations Act 2001.

) Details of the consideration m st include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in r lation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of an benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the rele nt interest was acquired.

) If the substantial holder is unab to determine the identity of the person (eg if the relevant interest arises because of an option) write "unknown".

) Give details, if appropriate, of t present association and any change in that association since the last substantial holding notice.

SCHEDULE 1 - HOLDERS OF A RELEVANT INTEREST AND ASSOCIATES

Note: All information provided in this schedule is based on the information available to AXA APH at the time of filing this notice.

PART A - PERSONS WITH A RELEVANT INTEREST

Part A(i) - Responsible entities / trustees / managers of funds / delegates of managers [s 608(1)(b) and (c)]	
Various AXA Group entities which are responsible entities, trustees, managers of funds and delegates of managers, including those set out below	Not applicable
National Mutual Funds Management Limited	447 Collins Street, Melbourne, Victoria 3000
AXA Rosenberg Investment Managers LLC	4 Orinda Way Bldg E, San Francisco, CA 94102
AXA Investment Managers UK Ltd	7,Newgate Street, London EC1A 7NX, England
IPAC Securities Limited	447 Collins Street, Melbourne, Victoria 3000
IPAC Asset Management Limited	447 Collins Street, Melbourne, Victoria 3000
AllianceBernstein L.P.	1345 Avenue of the Americas, NYC 10105
AllianceBernstein Australia Limited	Level 29, 1 Farrer Place, Sydney, NSW 2000
Various custodians on behalf of various international entities ultimately controlled by AXA (details not available at time of filing)	Various
Part A(ii) - Persons with voting power greater than 20% in persons listed in Parts A(i) and (ii)	
Various AXA Group entities including, as ultimate holding companies, those set out below	Not applicable
AXA SA	25 Avenue Matignon 75008 Paris France
AXA Asia Pacific Holdings Limited	447 Collins Street Melbourne, Victoria 3000
Part A(iii) - Other relevant interests	
[Not applicable]	

PART B - ASSOCIATES OF PERSONS WITH A RELEVANT INTEREST

Part (B)(i) - AXA Group Companies [associates by virtue of s 12(2)(a) of CA]	
AXA SA	25 Avenue Matignon 75008 Paris France
Folio Nominees Pty Ltd	447 Collins Street, Melbourne, Victoria 3000

National Mutual Funds Management (Global) Limited	447 Collins Street, Melbourne, Victoria 3000
AXA Asia Pacific Holdings Limited	447 Collins Street, Melbourne, Victoria 3000
The National Mutual Life Association of Australasia Ltd	447 Collins Street, Melbourne, Victoria 3000
Ipac Asset Management Ltd	447 Collins Street, Melbourne, Victoria 3000
Ipac Financial Care Ltd	447 Collins Street, Melbourne, Victoria 3000
Ipac Portfolio Management Ltd	447 Collins Street, Melbourne, Victoria 3000
Ipac Financial Services Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Ipac Group Services Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
David Bird Financial Services Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Lidomein Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Walker Lawrence & Associates Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Strategic Planning Partners Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Albert & Will Financial Planning Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Financial Resources Group Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Clientcare Australia (Investments) Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
TM Securities Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Monere	447 Collins Street, Melbourne, Victoria 3000
Armitage Investment Services Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Armitage Group Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Sterling Grace Portfolio Management Group Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
SG Holdings Ltd	447 Collins Street, Melbourne, Victoria 3000
Alliance Capital Management Corporation of Delaware	1345 Avenue of the Americas, NYC 10105
AXA Equitable Life Insurance Company	1290 Avenue of the Americas, NYC 10105
AXA Financial, Inc.	1290 Avenue of the Americas, NYC 10105
NMMT Limited	447 Collins Street, Melbourne, Victoria 3000
National Mutual Funds Management NZ Limited	Level 6, 80 The Terrace, Wellington
A.C.M.C. Inc	1345 Avenue of the America, NYC 10105
Neuville Company Inc	C/-447 Collins Street, Melbourne, Victoria 3000

Spicers Portfolio Management Ltd	Level 6, 80 The Terrace, Wellington
Assure New Zealand Ltd	Level 6, 80 The Terrace, Wellington
Arcus Investment Management Ltd	Level 6, 80 The Terrace, Wellington
Client Portfolio Administration Ltd	Level 6, 80 The Terrace, Wellington
Sterling Portfolio Management Ltd	Level 6, 80 The Terrace, Wellington
Client Reserve Ltd	Level 6, 80 The Terrace, Wellington
Mortgage Backed Bonds Limited	Level 6, 80 The Terrace, Wellington
In addition to the entities referred to above, each other entity in AXA's global corporate group which is ultimately controlled by AXA is an associate of a person whose relevant interest changed.	
Part B(ii) - Other associates	
Not applicable	

SCHEDULE 2 - CHANGES IN RELEVANT INTERESTS

Holder of Relevant Interest	Date of Transaction	Transaction Type	Consideration	# Shares
Westpac Custodian Nominees as custodian for National Mutual Funds Management Limited	open			16,446,605.00
	20-Jun-07	BUY	- 456,984.13	126,100.00
	21-Jun-07	BUY	- 528,504.19	144,700.00
	22-Jun-07	BUY	- 458,344.61	125,100.00
				16,842,505.00
Westpac Custodian Nominees as custodian for Ipac Securities Limited	open			2,503,886.00
	20-Jun-07	BUY	- 146,046.48	40,300.00
	21-Jun-07	BUY	- 161,166.39	44,126.00
	22-Jun-07	BUY	- 147,285.79	40,200.00
				2,628,512.00
Merril Lynch Custodian Nominees as custodian for Ipac Securities Limited	open			505,800.00
				505,800.00
Various Nominees (International AXA Entities) Details not available at time of filing	open			32,056,622.00
	May (19-25)			-
	June	SELL		- 5,126,046.00
				26,930,576.00
TOTAL				46,907,393.00

ppx form 604 letter 300607

item 2

PaperlinX

NEWS RELEASE

PaperlinX Limited
ABN 70 005 146 350
307 Ferntree Gully Road
Mt Waverley Victoria 3149
Australia
Tel: +61 3 8540 2211
Fax: +61 3 8540 2255

31 July, 2007

PAPERLINX FULL YEAR RESULTS ANNOUNCEMENT DATE & WEBCAST DETAILS

PaperlinX Limited will be releasing its results for the twelve months to 30 June, 2007 to the Australian Stock Exchange on Friday, 24 August, 2007.

A live webcast of the management presentation will be held at 9.30am (AEST) on 24 August. If you wish to view the webcast you should access the Company website www.paperlinx.com at least 15 minutes before the commencement of the webcast.

The presentation material to be used will be available on the website and an archived version of the webcast will be available on the website shortly after completion.

For further information, please contact:

David Shirer
Executive General Manager
Corporate Affairs
PaperlinX Limited
Ph: + 61 (3) 8540 2302

item 3

Form 603
Corporations Law

PPX

To:Company Name/Scheme	**The Secretary** **PaperlinX Limited** **307 Ferntree Gully Road** **MT WAVERLEY VIC 3149** **Ph: (03) 8540 2211** **Fax: (03) 8540 2280**
ACN/ARSN	**ACN 005 146 350**

1. Details of substantial shareholder

Name
ACN (if applicable)

National Australia Bank Limited Group (ACN 004 044 937) being comprised of the bodies corporate listed in Annexure A and which includes
MLC Limited ACN 000 000 402 (0.051%)
MLC Investments Limited ACN 002 641 661 (5.108%)
National Australia Financial Management Limited ACN 000 176 116 (0.161%)

The holder became a substantial holder on 07/08/2007

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Persons' votes	Voting power
Ordinary	23,872,783	23,872,783	5.32%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities
MLC Limited	Power to control voting and/or disposal of securities	Ordinary 228,016
MLC Investments Limited	Power to control voting and/or disposal of securities	Ordinary 22,922,706
National Australia Financial Management Limited	Power to control voting and/or disposal of securities	Ordinary 722,061
TOTAL		**23,872,783**

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Class and number of securities
MLC Limited	Westpac Custodian Nominees Limited (ACN 002 861 565)		Ordinary 228,016
MLC Investments Limited	Westpac Custodian Nominees Limited		Ordinary 22,839,094
	RBC Global Services Australia Nominees Pty Limited (MasterKey Custom Superannuation Fund A/C) (ACN 097 125 123)		Ordinary 68,994
	RBC Global Services Australia Nominees Pty Limited (HML Superannuation Fund)		Ordinary 14,618
National Australia Financial Management Limited	National Nominees Limited (ACN 004 278 899)		Ordinary 722,061
		Grand Total	**23,872,783**

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration		Class and number of securities
		Cash	Non-cash	
MLC Investments Limited	03/04/2007 to 03/08/2007	$3.01 to $4.09		Ordinary 3,597,453

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
MLC Limited	Is a related body corporate of National Australia Bank Limited
MLC Investments Limited	Is a related body corporate of National Australia Bank Limited
National Australia Financial Management Limited	Is a related body corporate of National Australia Bank Limited

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
MLC Limited	Ground Floor MLC Building 105-153 Miller Street SYDNEY NSW 2000
MLC Investments Limited	Ground Floor MLC Building 105-153 Miller Street SYDNEY NSW 2000
National Australia Financial Management Limited	Ground Floor 105-153 Miller Street SYDNEY NSW 2000
National Australia Bank Limited	Level 34 500 Bourke Street MELBOURNE VIC 3000
RBC Global Services Australia Nominees Pty Limited	Level 18 56 Pitt Street SYDNEY NSW 2000
Westpac Custodian Nominees Limited	Level 9 50 Pitt Street SYDNEY NSW 2000
National Nominees Limited	Level 34 500 Bourke Street MELBOURNE VIC 3000

Signature

print name	Brendan T Case	Capacity **Associate Company Secretary** **for and on behalf of National Australia Bank Limited**
signature		date / /

(i) Annexure A

This is Annexure A of two pages referred to
in the Form 603 Notice of initial substantial holder signed by me and dated
/ /

Brendan T Case
Associate Company Secretary

National Australia Bank Limited
National Australia Investment Capital Limited
Relationship Services Pty Limited
Loyalty Pacific Pty Ltd (50% NAB; 50% Coles Myer)
FBP Awards Fund Pty Ltd (50% NAB; 50% Coles Myer)
Loyalty Pacific (Hong Kong) Ltd (50% RSPL & 50% Tickoth P/L (Coles Myer)
VPL Securities Pty Limited
Vilexton Pty Limited
C.B.C. Investments Limited (In liquidation)
National Infrastructure Investment No.1 Pty Ltd
National Infrastructure Investment No.2 Pty Ltd
National Infrastructure Investment No.3 Pty Ltd
C.B.C. Investments Services Limited (In liquidation)
National Australia Securities Limited
Tasovac Pty Ltd
ARDB Limited
Australian Banks' Export Re-finance Corporation Limited
National HK Investments Limited
Portsmouth Investments Company Pty Ltd (45%)
National Australia Managers Limited
National Australia Underwriters Limited
National Australia Corporate Advisory Limited (In Liquidation)
Alice Corporation Pty Ltd
Erstfeld Pty Limited
HICAPS Pty Limited
BOACT Pty Ltd
Matrix Film Investment One Pty Limited
NBA Leasing Pty. Limited
National Nominees Limited
National Nominees (London) Limited
Commercial Nominees Pty. Limited
National Australia Investment Brokers Limited
Custom Credit Holdings Limited (In liquidation)
O2-e Limited
National eProcurement Ltd
National eProcurement Australia Pty Ltd
National eProcurement UK Limited
Valewin Pty Limited
Elly Investments Pty Ltd
Rosie Investments Pty Ltd
National Global MBS Manager Pty Ltd
Deesarn Pty Ltd
Rycee 2 Pty Ltd
Rycee 3 Pty Ltd
Rycee 6 Pty Ltd
Mockey 1 Pty Ltd
Antares Capital Partners Pty Ltd
Mockey 2 Pty Ltd
Mockey 3 Pty Ltd
Mockey 4 Pty Ltd
Mockey 5 Pty Ltd
Antares Managed Investments Limited
National Australia Capital Securities (UK) PLC
National Australia Capital Securities (Jersey) Limited
NAB Capital LLC
National Australia Capital Markets, LLC
National Funding Holdings Pty Ltd
National Markets Group Limited
Ausmaq (NZ) Limited
Australian Market Automated Quotation (Ausmaq) System Limited
NBA Properties Limited
NBA Properties (Qld.) Limited
NBA Properties (Vic.) Limited
CBC Holdings Limited
CBC Properties Limited
National Australia Group Services Limited
Laura Pty Limited
Lavallette Pty Limited

N.S.W. Housing No.1 Pty Limited
Omnibus Leasing (1978) Limited
River Boyne Pty Limited
River Embley Pty Limited
Custom Lease Pty Limited (In Liquidation)
Hegira Limited
Custom Service Leasing Limited
Custom Fleet (Australia) Ltd
Custom Lease Pty. Limited (In liquidation)
Fleet Systems Pty. Limited
National Capital Guaranteed Fund Limited (In Liquidation) (49%)
National Equities Limited
National Australia Group (NZ) Limited
BNZ International Australia Limited
Partown Pty Limited
BNZ Securities Australia Ltd
Bank of New Zealand
BNZ Capital Guaranteed Growth Fund Limited
BNZ Funding Limited
BNZ International Funding Limited
BNZ International (Hong Kong) Limited
BNZ International Australia Limited
Interchange and Settlement Limited (12.6%)
Loyalty New Zealand Limited (25%)
Cards NZ Limited (23%)
BNZ Corporation Limited
Mondex New Zealand Limited (20%)
BNZ Investments Limited
BNZ Equipment Limited
BNZI Securities No. 1 Limited
BNZI Securities No. 2 Limited
National Australia Limited
New Zealand Card Services Limited
Screen Holdings No. 4 Limited
Electronic Transaction Services Limited (25%)
BNZ International Limited
BNZ Property Investments Limited
BNZ Branch Properties Limited
BNZ Properties (Auckland) Limited
BNZ Properties Limited
Flamingo Holdings Incorporated
Custom Fleet (NZ) Limited
BNZ Fleet Limited
Custom Service Leasing (New Zealand) Limited
Custom Fleetleasing (NZ) Limited
Fleetlease (New Zealand) Limited
National Australia Group Europe Limited
National Americas Holdings Ltd
National Capital Investments Limited
Tokenhouse Investments Limited
National Australia Group Optimal Investments Limited
NAGE Trustee Company Limited
National Europe Holdings Limited
M.O.R.A. Development Company Limited (20%)
Kensington Hotel (Belfast) Limited
National Europe Holdings (GB) Limited
Yorkshire Bank PLC
Clydesdale Bank PLC
CB House Purchase Limited
CB Nominees Limited
CB Shelfco No. 1 Limited (In liquidation)
CB Trustee Nominees Limited
Clydesdale Bank Custodian Nominees Limited
Clydesdale Bank Equity Limited
Clydesdale Bank Asset Finance Limited
CGF No. 3 Limited
CGF No. 6 Limited
CGF No. 9 Limited
CGF No. 12 Limited

Clydesdale Group Investments Limited
Clydesdale Investments BV (49%)
Clydesdale Bank Pension Trustee Limited
Clydesdale Europe Finance Limited (75%)
Clydesdale Bank (Head Office) Nominees Ltd
Clydesdale Bank (London) Nominees Limited
Clydesdale Bank (Piccadilly) Nominees Limited
Clydesdale Bank PLC - Isle of Man branch
North of Scotland Bank Limited
Warren Collections Limited
Yorkshire Bank Retail Services Ltd.
Storecard Ltd.
Yorkshire Bank Finance Ltd.
Yorkshire International Finance B.V.
Northern and General Finance Ltd.
Yorkshire Bank Equipment Leasing Ltd.
Yorkshire Bank Commercial Leasing Ltd
Scottish Agricultural Securities Corporation PLC (33%)
Allerton House Properties Limited
YB Lease Ltd.
Yorlease Ltd
Yorkshire Bank Home Loans Ltd.
Yorkshire Bank Investments Ltd.
Yorkshire BIHK Limited
Machill Investments Ltd (90%)
Yorkshire Bank Financial Services Ltd
Yorbank Nominees Ltd.
Yorkshire Bank Nominees Ltd.
Brunswick Collection Services Ltd
YB Trust Company Ltd.
North British Finance Group Ltd.
EVR Limited
Eden Vehicle Rentals Ltd.
MSRA UK Limited
North British Motor Finance Ltd
North British Finance Ltd
National Australia Bank (GB) Limited
National Irish Bank Leasing Ltd.
Angelsea Assets Ltd
HomeSide Lending (Ireland) Limited
National Irish Investment Bank Pensions Ltd.
National Australia Group Europe Services Ltd
Fairhalsen Collections Ltd.
Custom Fleet Limited
National Australia Group Europe Investments Ltd
National Australia Finance (Hong Kong) PLC
Angara Company Limited
National Australia Group Europe Finance B.V.
Ariodante Limited
NAGEO B.V.
PFA (UK) Limited
Starfish Company Limited
National Australia Finance (Leasing) Limited
National Australia Group CIF Trustee Ltd
National Australia Group SSP Trustee Ltd
National Australia UK Pension Trustee Ltd
NAB Investments Limited
National Australia Group Europe Asset Holdings Ltd
National Australia Group Europe Asset Investments Ltd
The Deep in Hull Limited
National Australia (Asset Finance) Limited
National Australia Finance (Vessel Leasing No.1) Limited
National Australia Finance (Vessel Leasing No.3) Limited
National Australia Finance (Commercial Leasing) Limited
National Australia Finance (Infrastructure Leasing No.1) Limited
National Australia Finance (Vessel Leasing) Limited
National Australia Finance (Vessel Leasing No.2) Limited
National Australia Finance (Equipment Leasing) Limited
National Australia Finance (Asset Leasing) LLP (75%)
National Australia Bank Pension Trustee (UK) Limited
National Americas Investment, Inc
MSRA Holdings, Inc
National Americas Capital Investment LLC
National Capital Holdings 1 LLC
Young Street Limited
National Capital Funding (UK) PLC
National Australia Bank Finance Ireland Limited
Clydesdale Trustee & Custodial Services (Ireland) Ltd (In liquidation)
Clydesdale Corporate Investment Services (Ireland) Ltd (In Liquidation)
Clydesdale Ireland Securities Nominees Limited (In Liquidation)
National Australia Trustees Limited

Bourke Street Nominees Pty Ltd
National Australia Corporate Services Limited
Nautilus Insurance Pte. Ltd.
Nautilus Insurance (Europe) Limited
National Australia Finance (Asia) Limited
National Australia Finance (Hong Kong) PLC
National Australia Funding (Delaware) Inc.
National Australia Merchant Bank (Singapore) Limited
National Australia Overseas Holding (Singapore) Private Limited
National Wealth Management Holdings Limited
MLC Asia Limited
Australian Company Number 094 484 625
National Australia Management Services Pty. Ltd. (In Liquidation)
National Wealth Management Services Limited
National Australia Financial Management Limited
MLC Corporate Services Asia Pte Limited
GWM Adviser Services Limited
Godfrey Pembroke Limited
MLC Holdings Limited
Apogee Financial Planning Limited
MLC Investments Limited
MLC Lifetime Company Limited
Australian Eagle Nominees Pty Limited (In Liquidation)
Capita Properties Pty Ltd
MLC Limited
Plum Financial Services Limited
PFS Nominees Pty Ltd
PLUMFS Limited (In Liquidation)
Godfrey Pembroke Financial Services Limited (in Liquidation)
ThreeSixty Limited (in liquidation)
Fortuitous Assets Ltd (In Liquidation)
Sophisticated Assets Ltd (In Liquidation)
Eight Star Group Ltd (In Liequidation)
Stable Markets Holdings Ltd (In Liquidation)
FlexiPlan Australia Limited (In Liquidation)
Heritage Management Limited (In Liquidation)
Medfin Australia Pty Limited
Messenia Pty Limited (In Liquidation)
MLC Properties Pty Limited
MLC Nominees Pty Ltd
Your Prosperity Limited
JANA Investment Advisers Pty Limited
Superannuation for Australian Corporate Employees Pty Ltd (In Liquidation)
NAFM Investments Pty. Ltd. (In Liquidation)
National Australia Superannuation Pty. Ltd.
National Asset Management Limited
NAM NT Rail Pty Limited
MLC Funds Management Limited (In Liquidation)
National Wealth Management International Holdings Limited
National Wealth Management Europe Holdings Limited
National Europe Holdings (Wealth Management) Limited
MLC UK Nominees Limited
National Wealth Management Europe Services Limited
Clydesdale Bank Insurance Brokers Limited
Yorkshire Bank Financial Services Ltd - Refer Yorkshire Bank
Northern Bank Insurance Services Ltd.
National Australia Life Services Ltd
National Australia Insurance Services Limited
MLC Savings Limited
MLC Trust Management Company Ltd
National Wealth Management New Zealand Holdings Limited
BNZ Investment Management Limited
BNZ Life Insurance Limited
BNZ Nominees Limited
National Online Trading Limited
National Online Trading Nominees Pty Ltd
National Margin Services Pty Ltd
NMS Nomineees Pty Ltd
Asibond Pty Limited
NAF Trustee Limited
Guidestar Financial Limited
Guidestar Financial Group Limited
Diba Investments Limited
RMBS 2006-2 Investment Company Pty Ltd
Vipro Pty Ltd (owned by NAB, Westpac & CBA)
Cruickshank Asset Management Pty Ltd
Portsmouth Investment Company Pty Ltd
nabCapital Leasing (No. 1) Pty Limited
RMBS 2006-2 Pty Limited

Item 4

PaperlinX Limited
ACN 005 146 350
307 Ferntree Gully Road, Mt Waverley
Victoria 3149 Australia
Tel: +61 3 8540 2264
Fax: +61 3 8540 2291

24 August 2007

Company Announcement Office
ASX Ltd
Level 4, 20 Bridge Street
Sydney NSW 2000

2007 Full Year Results

We attach the following for release to the market :-

1. Appendix 4E
2. News Release 'PaperlinX Results Shows Underlying Improvements'
3. Final Results Presentation
4. Concise Financial Report for year ended 30 June 2007

Regards.

James Orr
Company Secretary

Encls.

Rules 4.3 A

Appendix 4E

Preliminary Final Report

Introduced 1/1/2003

Name of entity

PAPERLINX LIMITED

ABN	Half yearly *(tick)*	Preliminary final *(tick)*	Half year/financial year ended ('current period')
70 005 146 350		✓	30 June 2007

Results for announcement to the market

Extracts from this report for announcement to the market (see note 1).

				A$M
Revenue *(item 1.1)*	down	6.5%	to	7,817.3
Net profit (loss) for the period attributable to:				
Equity holders of PaperlinX Limited (item 1.13)	up	22.5%	to	80.1
Minority interest (item 1.14)				0.1
Profit for the period	up	22.6%	to	80.2

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* This dividend was declared at the date of this report. This dividend has not been provided for in the accounts as at 30 June 2007. Interim dividend *(Half yearly report only - item 15.6)*	6.0¢	Nil
Previous corresponding period *(Preliminary final report – item 15.5)*	4.5¢	Nil

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*: 5 September 2007

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

Refer attached news release.

If this is a half yearly report it is to be read in conjunction with the most recent annual financial report.

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial performance

		Current period – A$M	Previous corresponding period - A$M
1.1	Revenue *(items 1.30 – 1.32)*	7,817.3	7,344.8
1.2	Other income *(items 1.33 – 1.37)*	15.3	30.5
1.3	Expenses *(items 1.40 – 1.46)*	(7,642.1)	(7,223.3)
1.4	**Result from operating activities**	**190.5**	**152.0**
1.5	Financial income *(items 1.50 – 1.52)*	6.3	7.3
1.6	Financial expenses *(items 1.53 – 1.57)*	(82.9)	(73.1)
1.7	Net financing cost	(76.6)	(65.8)
1.8	**Profit before tax**	**113.9**	**86.2**
1.9	Tax expense	(34.3)	(21.5)
1.10	**Profit after tax but before profit from discontinuing operations**	**79.6**	**64.7**
1.11	Profit from discontinued operations, net of tax	0.6	0.7
1.12	**Profit for the period:**	**80.2**	**65.4**
	Profit for the period attributable to:		
1.13	Equity holders of PaperlinX Limited	80.1	65.4
1.14	Minority interest	0.1	-
		80.2	65.4

Earnings per security (EPS)		Current period	Previous corresponding period
1.20	Basic EPS (cents)	16.4	14.7
1.21	Basic EPS from continuing operations (cents)	16.3	14.5
1.22	Diluted EPS (cents)	16.3	14.5
1.23	Diluted EPS from continuing operations (cents)	16.2	14.3

+ See chapter 19 for defined terms.

		Current Period – A$M	Previous Corresponding Period A$M
	REVENUES AND EXPENSES		
	Revenue		
1.30	Sales of goods	7,814.1	7,342.1
1.31	Commissions	3.2	2.7
1.32	**Total Revenue**	7,817.3	7,344.8

	Other income		
1.33	Rent	2.5	2.6
1.34	Dividends	0.5	0.8
1.35	Net profit on disposal of non-current assets (1)	8.1	24.4
1.36	Other	4.2	2.7
1.37	**Total other income**	15.3	30.5

(1) Included in the amount in the current year is $Nil million (2006: $16.3 million) in relation to profits arising on the disposal of properties under commercial sale and lease back arrangements. In accordance with the on-going review of the owned properties, it is expected that further commercial sale and lease back arrangements may be undertaken in the future.

		Current Period – A$M	Previous Corresponding Period A$M
	Expenses		
1.40	Cost of sales	6,369.0	5,991.1
1.41	Personnel costs non-manufacturing	683.5	639.7
1.42	Logistics and distribution	316.4	292.5
1.43	General and administration	240.2	265.3
1.44	Sales and marketing	31.9	32.7
1.45	Research and development	1.1	2.0
1.46	**Total expenses (excluding financing costs**	7,642.1	7,223.3

	Net financing costs		
	Financial income:		
1.50	Interest income	6.3	5.8
1.51	Net foreign exchange gains	-	1.5
1.52	**Total financial income**	**6.3**	**7.3**
	Financial expenses:		
1.53	Interest expense	(80.9)	(71.0)
1.54	Less capitalised interest	4.2	0.3
		(76.7)	(70.7)
1.55	Net foreign exchange losses	(3.4)	-
1.56	Other borrowing costs	(2.8)	(2.4)
1.57	**Total financial expenses**	**(82.9)**	**(73.1)**
1.58	**Total net financing costs, continuing operations**	**(76.6)**	**(65.8)**
	Net interest expense, continuing operations:		
1.60	Interest income	6.3	5.8
1.61	Interest expense	(76.7)	(70.7)
1.62	**Total net interest expense, continuing operations**	**(70.4)**	**(64.9)**

+ See chapter 19 for defined terms.

		Current Period - A$m	Previous Corresponding Period A$m
	Profit before tax		
1.70	Revenue, sale of goods:		
	• Continuing operations	7,814.1	7,342.1
	• Discontinuing operations	25.2	29.5
		7,839.3	7,371.6
1.71	Profit before depreciation, impairment, amortisation, net interest and tax:		
	• Continuing operations	285.3	255.8
	• Discontinuing operations	1.2	1.3
		286.5	257.1
1.72	Depreciation, impairment and amortisation:		
	• Continuing operations	(101.0)	(104.7)
	• Discontinuing operations	-	-
		(101.0)	(104.7)
1.73	Profit before net interest and tax:		
	• Continuing operations	184.3	151.1
	• Discontinuing operations	1.2	1.3
		185.5	152.4
1.74	Net interest:		
	• Continuing operations	(70.4)	(64.9)
	• Discontinuing operations	(0.5)	(0.2)
		(70.9)	(65.1)
1.75	Profit before tax:		
	• Continuing operations	113.9	86.2
	• Discontinuing operations	0.7	1.1
		114.6	87.3
1.76	Tax:		
	• Continuing operations	(34.3)	(21.5)
	• Discontinuing operations	(0.1)	(0.4)
		(34.4)	(21.9)
1.77	Profit for the period:		
	• Continuing operations	79.6	64.7
	• Discontinuing operations	0.6	0.7
		80.2	65.4

+ See chapter 19 for defined terms.

Consolidated retained profits

		Current period - A$M	Previous corresponding period A$M
1.80	Retained profits (accumulated losses) at the beginning of the financial period	(38.2)	(58.1)
1.81	Net profit (loss) attributable to equity holders of PaperlinX Limited	80.1	65.4
1.82	Net transfers from (to) reserves *(details if material)*	-	-
1.83	Employee share options and rights	1.6	2.9
1.84	Adjustment to comply with AASB 139 Financial Instruments: Recognition and Measurement	-	(0.3)
1.85	Dividends paid	(42.5)	(78.1)
1.86	Distributions provided on PaperlinX step-up preference securities	(6.6)	-
1.87	Actuarial gains on defined benefit plans	20.6	30.0
1.88	**Retained profits (accumulated losses) at end of the year**	**15.0**	**(38.2)**

+ See chapter 19 for defined terms.

Intangible and extraordinary items

		Consolidated – current period			
		Before tax A$M (a)	Related tax A$M (b)	Related outside +equity interests A$M (c)	Amount (after tax) attributable to members A$M (d)
2.1	Amortisation of computer software	(16.9)	-	-	(16.9)
2.2	Amortisation of brand names	-	-	-	-
2.3	Amortisation of other intangibles	(0.1)	-	-	(0.1)
2.4	**Total amortisation of intangibles**	**(17.0)**	**-**	**-**	**(17.0)**
2.5	Extraordinary items (details)	-	-	-	-
2.6	**Total extraordinary items**	-	-	-	-

There was no amortisation of goodwill in the previous corresponding period.

Comparison of half year profits

(Preliminary final report only)

		Current year – A$M	Previous year – A$M
3.1	Consolidated profit (loss) after tax attributable to equity (ordinary and preference) holders of PaperlinX Limited reported for the *1st* half year (item 1.13 in the half yearly report)	32.7	35.3
3.2	Consolidated profit (loss) after tax attributable to equity (ordinary and preference) holders of PaperlinX Limited for the *2nd* half year	47.4	30.1
	Total for year	80.1	65.4

+ See chapter 19 for defined terms.

	Condensed consolidated balance sheets	At end of current period A$M	As shown in last annual report A$M	As in last half yearly report A$M
	Current assets			
4.1	Cash and cash equivalents	448.8	455.1	197.9
4.2	Trade and other receivables	1,564.0	1,541.8	1,610.9
4.3	Inventories	861.2	864.1	890.0
4.4	Assets classified as held for sale	-	19.6	-
4.5	**Total current assets**	**2,874.0**	**2,880.6**	**2,698.8**
	Non-current assets			
4.6	Receivables	17.7	8.9	8.6
4.7	Investments	13.3	14.1	13.8
4.8	Property, plant and equipment	1,066.6	990.8	994.7
4.9	Intangible assets	417.9	421.6	413.2
4.10	Deferred tax assets	52.9	74.4	64.2
4.11	**Total non-current assets**	**1,568.4**	**1,509.8**	**1,494.5**
4.12	**Total assets**	**4,442.4**	**4,390.4**	**4,193.3**
	Current liabilities			
4.13	Trade and other payables	1,256.8	1,172.9	1,054.4
4.14	Loans and borrowings	494.9	221.7	225.2
4.15	Income tax payable	5.1	9.6	12.9
4.16	Employee benefits	47.1	41.4	50.3
4.17	Provisions	19.1	13.8	12.4
4.18	Liabilities classified as held for sale	-	0.9	-
4.19	**Total current liabilities**	**1,823.0**	**1,460.3**	**1,355.2**
	Non-current liabilities			
4.20	Payables	53.8	93.1	83.9
4.21	Loans and borrowings	565.7	1,136.7	1,039.8
4.22	Deferred tax liabilities	48.9	43.4	44.1
4.23	Employee benefits	37.8	37.3	37.2
4.24	Provisions	7.6	10.9	11.5
4.25	Deferred income	0.5	-	-
4.26	**Total non-current liabilities**	**714.3**	**1,321.4**	**1,216.5**
4.27	**Total liabilities**	**2,537.3**	**2,781.7**	**2,571.7**
4.28	**Net assets**	**1,905.1**	**1,608.7**	**1,621.6**

+ See chapter 19 for defined terms.

Condensed consolidated balance sheets(cont)		At end of current period A$M	As shown in last annual report A$M	As in last half yearly report A$M
	Equity			
4.29	Issued capital	1,701.5	1,691.9	1,698.3
4.30	Reserves	(87.9)	(45.0)	(56.8)
4.31	Retained profits	15.0	(38.2)	(20.0)
4.32	Equity attributable to holders of ordinary shares of PaperlinX Limited	1,628.6	1,608.7	1,621.5
4.33	PaperlinX step-up preference securities (net of issue costs)	276.4	-	-
4.34	Minority interests	0.1	-	0.1
4.35	**Total equity**	**1,905.1**	**1,608.7**	**1,621.6**
4.36	Preference capital included as part of 4.35	**276.4**	-	-

+ See chapter 19 for defined terms.

Exploration and evaluation expenditure capitalised

(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)

		Current period A$M	Previous corresponding period – A$M
5.1	Opening balance	N/A	N/A
5.2	Expenditure incurred during current period	N/A	N/A
5.3	Expenditure written off during current period	N/A	N/A
5.4	Acquisitions, disposals, revaluation increments, etc.	N/A	N/A
5.5	Expenditure transferred to Development Properties	N/A	N/A
5.6	**Closing balance**	**N/A**	**N/A**

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period A$M	Previous corresponding period – A$M
6.1	Opening balance	N/A	N/A
6.2	Expenditure incurred during current period	N/A	N/A
6.3	Expenditure transferred from exploration and evaluation	N/A	N/A
6.4	Expenditure written off during current period	N/A	N/A
6.5	Acquisitions, disposals, revaluation increments, etc.	N/A	N/A
6.6	Expenditure transferred to mine properties	N/A	N/A
6.7	**Closing balance**	**N/A**	**N/A**

+ See chapter 19 for defined terms.

Condensed consolidated statement of cash flows

		Current period A$M	Previous corresponding period – A$M
	Cash flows related to operating activities		
7.1	Receipts from customers	7,803.6	7,390.7
7.2	Payments to suppliers and employees	(7,578.7)	(7,072.9)
7.3	Dividends received	0.5	0.8
7.4	Interest received	6.3	5.7
7.5	Interest paid	(82.6)	(69.6)
7.6	Income taxes paid	(16.3)	(6.1)
7.7	Other income received	10.1	11.2
7.8	**Net operating cash flows**	**142.9**	**259.8**
	Cash flows related to investing activities		
7.9	Loans (advanced to)/repaid by other persons	(0.1)	(0.9)
7.10	Acquisition of property, plant and equipment and intangibles	(177.4)	(101.4)
7.11	Acquisition of controlled entities and businesses	(35.3)	(100.9)
7.12	Partial refund of the purchase price in relation to an acquisition in a prior period	8.7	-
7.13	Proceeds on disposal of property, plant and equipment	24.0	51.1
7.14	Proceeds from the sale of controlled entities and businesses	32.0	-
7.15	Proceeds from sale of discontinued operations	15.9	-
7.16	**Net investing cash flows**	**(132.2)**	**(152.1)**
	Cash flows related to financing activities		
7.17	Dividends paid	(33.8)	(77.8)
7.18	Proceeds from employee share plan loans	0.1	0.1
7.19	Proceeds on issue of step-up preference securities	285.0	-
7.20	Issue costs of step-up preference securities	(8.6)	-
7.21	Proceeds from options exercised	0.8	-
7.22	Proceeds from borrowings	1,431.6	1,156.1
7.23	Repayment of borrowings	(1,666.8)	(1,171.3)
7.24	Principal lease repayments	(0.2)	-
7.25	**Net financing cash flows**	**8.1**	**(92.9)**
7.26	**Net increase in cash held**	**18.7**	**14.8**
7.27	Cash and cash equivalents at beginning of period *(see Reconciliation of cash)*	453.9	427.8
7.28	Effect of exchange rate changes on cash	(23.9)	11.3
7.29	**Cash and cash equivalents at end of period***(see Reconciliation of cash)*	**448.8**	**453.9**

+ See chapter 19 for defined terms.

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. *(If an amount is quantified, show comparative amount.)*

N/A

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current period A$M	Previous corresponding Period – A$M
8.1	Cash on hand and at bank	448.8	455.1
8.2	Bank overdraft	-	(1.2)
8.3	**Total cash at end of period** *(item 7.29)*	**448.8**	**453.9**

Other notes to the condensed financial statements

Ratios		Current period	Previous corresponding Period
9.1	**Profit before tax / revenue** Consolidated profit (loss) before tax (*item 1.8*) as a percentage of revenue (*item 1.1*)	1.5%	1.2%
9.2	**Profit after tax / +equity interests** Consolidated net profit (loss) after tax attributable to equity holders of PaperlinX Limited (*item 1.13*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.32*)	4.9%	4.1%

+ See chapter 19 for defined terms.

Earnings per share (EPS)

10. Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB 1027: Earnings Per Share* are as follows.

		JUNE 2007		
		Continuing	Discontinued	Total
10.1	Profit for the period	79.6	0.6	80.2
10.2	Less attributable to holders of PaperlinX step-up preference securities	(6.6)	-	(6.6)
10.3	Less attributable to minority interest	(0.1)	-	(0.1)
10.4	Profit for the period attributable to holders of ordinary shares of PaperlinX Limited	72.9	0.6	73.5
10.5	Weighted average number of shares – basic (millions)	447.6	447.6	447.6
10.6	**Basic EPS (cents)**	16.3	0.1	16.4
10.7	Weighted average number of shares – diluted (millions)	451.9	451.9	451.9
10.8	**Diluted EPS (cents)**	16.2	0.1	16.3

		JUNE 2006		
		Continuing	Discontinued	Total
10.9	Profit for the period	64.7	0.7	65.4
10.10	Profit for the period attributable to holders of ordinary shares of PaperlinX Limited	64.7	0.7	65.4
10.11	Weighted average number of shares – basic (millions)	446.2	446.2	446.2
10.12	**Basic EPS (cents)**	14.5	0.2	14.7
10.13	Weighted average number of shares – diluted (millions)	449.6	449.6	449.6
10.14	**Diluted EPS (cents)**	14.3	0.2	14.5

NTA backing		Current period	Previous corresponding Period
11.1	Net tangible asset backing per +ordinary security	$2.58	$2.49

+ See chapter 19 for defined terms.

Discontinuing Operations

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)

12.1 Discontinuing Operations

N/A

Control gained over entities having material effect

13.1 Name of entity (or group of entities)	NIL
13.2 Consolidated profit (loss) and extraordinary items after tax of the subsidiaries since the date in the current period on which control was +acquired	N/A
13.3 Date from which such profit has been calculated	N/A
13.4 Profit (loss) and extraordinary items after tax of the subsidiaries for the whole of the previous corresponding period	N/A

Loss of control of entities having material effect

14.1 Name of entity (or group of entities)	NIL
14.2 Consolidated profit (loss) and extraordinary items after tax of the subsidiaries for the current period to the date of loss of control	N/A
14.3 Date to which the profit (loss) in item 14.2 has been calculated	N/A
14.4 Consolidated profit (loss) and extraordinary items after tax of the subsidiaries while controlled during the whole of the previous corresponding period	N/A
14.5 Contribution to consolidated profit (loss) and extraordinary items from sale of interest leading to loss of control	N/A

+ See chapter 19 for defined terms.

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	26 September 2007
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	5 September 2007
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	Yes

Amount per security

		Amount per security	Franked amount per security at applicable tax (see note 4)	Amount per security of foreign source dividend
15.4	*(Preliminary final report only)* **Final dividend:** Current year (30% tax rate) - not provided for at 30 June	6.0¢	Nil	100%
15.5	Previous year (30% tax rate)	4.5¢	Nil	N/A
15.6	*(Half yearly and preliminary final reports)* **Interim dividend:** Current year (30% tax rate) - not provided for at 31 December.	5.0¢	Nil	100%
15.7	Previous year (30% tax rate)	5.5¢	Nil	N/A

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	11.0¢	10.0¢
15.9	Preference +securities	$2.3033	N/A

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

		Current period A$M	Previous corresponding Period – A$M
15.10	+Ordinary securities *(each class separately)*	Not provided	Not provided
	Preference +securities *(each class separately)*	for at 30 June 2006	for at 30 June 2006
15.12	Other equity instruments *(each class separately)* Refer 15.6 above	-	-
15.13	**Total**	-	-

+ See chapter 19 for defined terms.

The +dividend or distribution plans shown below are in operation.

Dividend Reinvestment Plan ('DRP')

The last date(s) for receipt of election notices for the +dividend or distribution plans	5 September 2007

Any other disclosures in relation to dividends (distributions). *(For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)*

N/A

Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint venture entities':	Current period A$M	Previous corresponding period – A$M
16.1 Profit (loss) before tax	N/A	N/A
16.2 Income tax	N/A	N/A
16.3 Profit (loss after tax	N/A	N/A
16.4 (1) Extraordinary items net of tax	-	-
(2) Unrealised profit in inventory adjustment	N/A	N/A
16.5 Net profit (loss)	N/A	N/A
16.6 Adjustments	N/A	N/A
16.7 Share of net profit (loss) of associates and joint venture entities	N/A	N/A

+ See chapter 19 for defined terms.

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. *(If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").)*

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
17.1 Equity accounted associates and joint venture entities	Current period	Previous corresponding period	Current period A$M	Previous corresponding period – A$M
NIL				
17.2 Total	-	-	-	-

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
	Current period	Previous corresponding period	Current period A$M	Previous corresponding period – A$M
17.3 Other material interests NIL				
17.4 Total	-	-	-	-

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current period

(Description must include rate of interest and any redemption or conversion rights together with prices and dates)

Category of +securities		Total number	Number quoted	Issue price per security (see note 14) ($'s)	Amount paid up per security (see note 14) ($'s)
18.1	**Preference +securities** *(description)*	2,850,000	2,850,000	100	100
18.2	Changes during current period				
	(a) Increases through issues	2,850,000	2,850,000	100	100
	(b) Decreases through returns of capital, buybacks, redemptions	N/A	N/A	N/A	N/A
18.3	**+Ordinary securities**	448,737,560			
18.4	Changes during current period				
	(a) Increases through Employee Share Plan Issues				
	– Exercise of Options	180,000	180,000	3.13	3.13
	– Exercise of Options	32,500	32,500	3.32	3.32
	– Exercise of Options	25,000	25,000	3.50	3.50
	(b) Increase through long term incentive plan	-	-	-	-
	(c) Decreases through returns of capital, buybacks	-	-	-	-
	(d) Issued pursuant to Dividend Reinvestment Plan				
	– Final 2006 dividend	1,585,971	1,585,971	3.50	3.50
	– Interim 2007 dividend	731,880	731,880	4.09	4.09
18.5	**+Convertible debt securities** *(description and conversion factor)*	N/A	N/A	N/A	N/A
18.6	Changes during current period				
	(a) Increases through Employee Share Plan Issues	N/A	N/A	N/A	N/A
	(b) Decreases through securities matured, converted	N/A	N/A	N/A	N/A

+ See chapter 19 for defined terms.

		Total number	Number quoted	Exercise price	Expiry Date (if any)
18.7	**Options** *(description and conversion factor)*	4,354,320	Nil		N/A
18.8	Issued during current period				
		1,121,240	Nil	3.11	N/A
		150,000	Nil	3.11	N/A
		1,271,240			
18.9	Exercised during current period				
		180,000	Nil	3.13	N/A
		32,500	Nil	3.32	N/A
		25,000	Nil	3.50	N/A
		237,500			
18.10	Expired during current period	231,580	N/A		
18.11	**Debentures** *(description)*				
18.12	Changes during current period				
	(a) Increases through issues	N/A	N/A		
	(b) Decreases through securities matured, converted	N/A	N/A		
18.13	**Unsecured notes** *(description)*				
18.14	Changes during current period				
	(a) Increases through issues	N/A	N/A		
	(b) Decreases through securities matured, converted	N/A	N/A		

+ See chapter 19 for defined terms.

Segment Reporting

(Information on the business and geographical segments of the entity must be reported for the current period in accordance with *AASB 1005: Segment Reporting* and for half year reports, *AASB 1029: Interim Financial Reporting*. Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity's +accounts should be reported separately and attached to this report.)

BUSINESS SEGMENTS

The consolidated entity comprises the following main business segments, based on the consolidated entity's management and internal reporting reporting system.

Segment	Description of Operations
Merchanting and Paper Trading	International paper merchant and paper trader supplying the printing and publishing industry and office supplies.
Communication Papers	Manufacture of office papers, graphic papers, converting papers and other speciality and coated papers.
Packaging Papers	Manufacture of packaging papers and industrial papers. Products include kraft liners, sack, kraft and light weight bag and industrial papers, sold predominantly to converting customers.
Corporate	Corporate operations.

GEOGRAPHIC SEGMENTS

The consolidated entity comprises the following main geographic segments. In presenting the information on the basis of geographic segments, segment sales are based on the geographic location of customers. Segment assets are based on the geographic location of the assets.

Segment	Description of Operations
Australia and New Zealand	Manufacture of communication papers and packaging papers, paper merchanting and paper trading.
North America	Paper merchanting and paper trading.
Europe	Paper merchanting and paper trading.
Asia	Paper merchanting and paper trading.

+ See chapter 19 for defined terms.

Segment Reporting (cont'd)

	CONSOLIDATED			
	SEGMENT RESULT (3)	SEGMENT REVENUE	SEGMENT ASSETS	SEGMENT LIABILITIES
	$M	$M	$M	$M
For the year ended 30 June 2007				
BUSINESS SEGMENTS				
Merchanting and Paper Trading				
• Continuing Operations	204.0	7,134.2	3,112.0	1,158.2
• Discontinuing Operations	1.2	25.2	-	-
	205.2	7,159.4	3,112.0	1,158.2
Communication Papers	(0.4)	761.2	800.6	152.9
Packaging Papers	10.6	255.1	348.1	76.3
Australian Paper	10.2	1,016.3	1,148.7	229.2
Corporate	(29.9)	-	128.8	35.3
Profit before net interest and tax	185.5			
Net interest (1)	(70.9)			
Profit before tax	114.6			
Tax expense (1)	(34.4)			
Profit for the period	80.2			
Unallocated assets (deferred tax balances)			52.9	
Unallocated liabilities				1,114.6
Inter-segment sales (2)		(336.4)		
Total	80.2	7,839.3	4,442.4	2,537.3

+ See chapter 19 for defined terms.

Segment Reporting (cont'd)

	CONSOLIDATED			
	SEGMENT RESULT (3)	SEGMENT REVENUE	SEGMENT ASSETS	SEGMENT LIABILITIES
	$M	$M	$M	$M
For the year ended 30 June 2006				
Business segments				
Merchanting and Paper Trading				
• Continuing Operations	187.6	6,661.8	3,208.3	1,166.0
• Discontinued Operations	1.3	29.5	19.6	0.9
	188.9	6,691.3	3,227.9	1,166.9
Communication Papers	(8.6)	779.2	734.1	129.1
Packaging Papers	5.3	241.8	298.4	41.6
Australian Paper	(3.3)	1,021.0	1,032.5	170.7
Corporate	(33.2)	-	55.6	32.7
Profit before net interest and tax	152.4			
Net interest (1)	(65.1)			
Profit before tax	87.3			
Tax expense (1)	(21.9)			
Profit for the period	65.4			
Inter-segment sales (2)		(340.7)		
Unallocated assets (deferred tax balances)			74.4	
Unallocated liabilities (6)				1,411.4
Total	65.4	7,371.6	4,390.4	2,781.7

+ See chapter 19 for defined terms.

Segment Reporting (cont'd)

	CONSOLIDATED		
	SEGMENT REVENUE	SEGMENT ASSETS	CAPITAL EXPENDITURE
	$M	$M	$M
For the year ended 30 June 2007			
GEOGRAPHIC SEGMENTS			
Australia and New Zealand	1,320.1	1,645.3	169.8
North America	1,489.3	531.1	9.5
Europe	4,829.2	2,154.2	46.3
Asia	200.7	58.9	0.1
Unallocated assets (deferred tax assets)	-	52.9	-
Total	7,839.3	4,442.4	225.7

	CONSOLIDATED		
	SEGMENT REVENUE	SEGMENT ASSETS	CAPITAL EXPENDITURE
	$M	$M	$M
For the year ended 30 June 2006			
GEOGRAPHIC SEGMENTS			
Australia and New Zealand	1,363.6	1,471.2	76.3
North America	1,240.4	591.9	21.4
Europe	4,581.3	2,190.7	23.9
Asia	186.3	62.2	0.4
Unallocated assets (deferred tax assets)	-	74.4	-
Total	7,371.6	4,390.4	122.0

+ See chapter 19 for defined terms.

Segment Reporting (cont'd)

For the year ended 30 June 2007	CONSOLIDATED DEPRECIATION & AMORTISATION $M	CONSOLIDATED NON CASH EXPENSES (4) $M	CONSOLIDATED CAPITAL EXPENDITURE (5) $M
BUSINESS SEGMENTS			
Merchanting & Paper Trading			
• Continuing operations	37.1	7.4	57.3
Communication Papers	31.4	(12.2)	137.5
Packaging Papers	22.0	(3.3)	29.5
Australian Paper	53.4	(15.5)	167.0
Corporate	10.5	(2.7)	1.4
Total	101.0	(10.8)	225.7

For the year ended 30 June 2006	CONSOLIDATED DEPRECIATION & AMORTISATION $M	CONSOLIDATED NON CASH EXPENSES (4) $M	CONSOLIDATED CAPITAL EXPENDITURE (5) $M
BUSINESS SEGMENTS			
Merchanting & Paper Trading			
• Continuing operations	40.4	(4.4)	47.8
Communication Papers	34.2	7.4	57.7
Packaging Papers	18.1	3.1	13.1
Australian Paper	52.3	10.5	70.8
Corporate	12.0	4.4	3.4
Total	104.7	10.5	122.0

Segment Reporting (cont'd)

Notes

(1) Interest and income tax expense are not allocated internally to the segments but held centrally.

(2) Inter-segment sales comprise sales of paper, which are priced on an arm's length basis.

(3) The segment result for the individual business segments is the profit before net interest and income tax.

(4) The non-cash expenses above comprise the following items:

	2007 $M	2006 $M
• Provisions charge	20.1	34.4
• Net profit on disposal of property, plant and equipment	(8.1)	(24.4)
• Impact of unrealised (profit) / loss in inventories - refer Statements of Cash Flows	(1.2)	0.5
	10.8	10.5

(5) Capital Expenditure above comprises the following items:

	2007 $M	2006 $M
• Acquisition of property, plant and equipment and intangibles - refer Statements of Cash Flows	177.4	101.4
• Movement in accruals	29.3	0.6
	206.7	102.0
• Goodwill in relation to acquisitions of subsidiaries	14.4	9.1
• Other intangibles acquired on acquisition of subsidiaries	0.2	1.2
• Property, plant and equipment acquired on acquisition of subsidiaries	4.4	9.7
	225.7	122.0

(6) The unallocated segment liabilities comprise the following items:

	2007 $M	2006 $M
• Current loans and borrowings	494.9	221.7
• Current tax liabilities	5.1	9.6
• Non-current loans and borrowings	565.7	1,136.7
• Non-current deferred tax liabilities	48.9	43.4
	1,114.6	1,411.4

+ See chapter 19 for defined terms.

Comments by directors

(Comments on the following matters are required by ASX or, in relation to the half yearly report, by *AASB 1029: Interim Financial Reporting*. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.)

Basis of financial report preparation

19.1 Not applicable (Interim report only)

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

> Refer attached News Release

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

> Refer attached News Release

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

> At the date of this report, PaperlinX Limited has declared an unfranked dividend on ordinary shares payable on 26 September 2007 – 6.0 cents per share on fully paid shares. This dividend has not been provided for in the accounts as at 30 June 2007.
>
> The balance of the consolidated franking account as at 30 June 2007 was $Nil million (2006: $Nil million).
>
> It is expected that any interim dividend in respect of the half year ending 31 December 2007 will be unfranked.

+ See chapter 19 for defined terms.

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows

Not applicable

19.6 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

Not applicable

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last + annual report.

Not applicable

+ See chapter 19 for defined terms.

Additional disclosure for trusts

20.1	Number of units held by the management company or responsible entity or their related parties.	Not applicable
20.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	Not applicable

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	The Four Seasons Hotel 199 George Street Sydney NSW 2000
Date	Thursday, 25 October 2007
Time	11.00 am
Approximate date the +annual report will be available	24 September 2007

+ See chapter 19 for defined terms.

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used	Not applicable

2 This report, and the accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.
(Tick one)

✓	The +accounts have been audited.	☐	The +accounts have been subject to review.
☐	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/will follow immediately they are available* *(delete one). (Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.).*

6 The entity has a formally constituted audit committee.

Sign here: .... Date: 24 August 2007
(Company Secretary)

Print name: James Orr

+ See chapter 19 for defined terms.

PaperlinX Limited
ABN 70 005 146 350
307 Ferntree Gully Road
Mt Waverley Victoria 3149
Australia
Tel: +61 3 8540 2211
Fax: +61 3 8540 2255

STOCK EXCHANGE RELEASE

24 August 2007

PAPERLINX RESULT SHOWS UNDERLYING IMPROVEMENTS

PaperlinX today announced profit after tax for the year ended 30 June 2007 of $80.1 million, up 22% on the prior year. Reported EBIT was $185.5 million, up 22% on the prior year. Underlying EBIT, adjusted for asset sales and the implementation of strategic initiatives, was $197.7 million (up 26% on the prior year). The final dividend will be 6.0 cents per share, unfranked.

The key features of this result are:

- benefits have begun to accrue from previously announced strategic initiatives with above target net benefits of $41 million flowing to profit in 2007 (against 2005 base)
- target has been to achieve over $100 million in net benefits from strategic initiatives in 2009 off the base of our 2005 EBIT. Current potential is to exceed that target by $20 million, although there is still much to be done before the full benefits of these initiatives are realised
- product mix management, strong cost management and good efficiency performance helped to mitigate higher input costs
- lift in underlying return on average funds employed for both our merchanting and manufacturing businesses reflects the gathering internal momentum on initiatives and reductions in working capital
- returns remain below target levels due to a challenging external environment with pressure continuing from high input costs, soft demand and currency impacts.

Commenting on the result, PaperlinX CEO Mr Tom Park said, "This is a good result in a difficult environment. We have further enhanced our future prospects during the year, and while 2008 will also be tough given the external conditions existing as we have entered the year, we look to 2009 with enthusiasm when our internal activities will contribute even more significantly. I believe our progress so far on the strategic initiatives is a tribute to the idea transfer, commitment and change management skills of our people around the globe."

Added Mr Park, "It appears that the financial market has not yet attributed significant value to the future benefits from strategic initiatives given the focus in the short term on the volatile macro factors such as currency and European pricing. However, as we progress through the year and move closer to the completion of our key projects, we will have greater certainty and see value attributed to the benefits that will accrue to PaperlinX in 2009 and beyond. Additionally, our earnings are highly leveraged to any improvement in external market conditions."

RESULTS FOR THE YEAR ENDED 30 JUNE 2007

PaperlinX has reported operating earnings (EBIT) of $185.5 million and after tax earnings of $80.1 million for the year ended 30 June 2007.

PAPERLINX LIMITED AND CONTROLLED ENTITIES		Year ended 30 June		
		2007	2006	% change
Sales Revenue	$M	7,839.3	7,371.6	+6
Earnings from Operating Activities before interest, income tax, amortisation and depreciation	$M	286.5	257.1	+11
Earnings from Operating Activities before interest & income tax	$M	185.5	152.4	+22
Underlying Earnings from Operating Activities before interest & income tax	$M	197.7	156.6	+26
Profit before tax	$M	114.6	87.3	+31
Profit after income tax	$M	80.1	65.4	+22
Key Ratios				
Earnings before interest and income tax to average funds employed	%	7.0	6.2	
Working Capital to Sales	%	15.5	16.6	
Operating Cash Flow	$M	142.9	259.8	
Net interest cover	x	2.6	2.3	
Net debt/Net debt & Equity	%	24.3	36.0	
Basic earnings per share post hybrid distribution (1)	cps	16.4	14.7	+12
Dividend per share (Total annual)	cps	11.0	10.0	+10

(1) Hybrid distribution accrued in 2007 of $6.6 million

Note: *In this statement, currency is in Australian dollars unless otherwise indicated.*

- Sales revenue grew 6% to $7.84 billion from $7.37 billion.
- Reported EBIT grew 22% to $185.5 million and underlying EBIT grew 26% to $197.7 million, reflecting the growing benefits from a range of strategic initiatives generated within the company.
- After tax profit of $80.1 million compares with $65.4 million for the prior year (up 22%).
- Profit includes net one-off costs of $(12.2) million before tax arising from restructuring costs of $22.3 million partially offset by net profit on property transactions of $10.1 million.
- PaperlinX overall return on average funds employed was 7.0%, an improvement on 2006 despite the difficult market conditions.
- Paper Merchanting achieved earnings before interest and tax of $205.2 million, up 9% on 2006, helped by the inclusion of Spicers Canada for the full period. Underlying operating earnings were $206.8 million (excluding a net $1.6 million in one-off costs). Paper demand in our key European market was mixed, however prices were generally higher. ROAFE improved to 11.9% from 11.4%, supported by an improved working capital to sales ratio.

- Earnings before interest and tax for Paper Manufacturing of $10.2 million included a net $(10.6) million of one-off costs associated with strategic initiatives. Underlying operating earnings of $20.8 million were double the prior year, benefiting from production efficiencies and the benefits of the successful PaperlinX Office consolidation and closure of Shoalhaven paper machines 1 and 2, despite being impacted significantly by higher input costs ($25 million more than in the prior year).
- Strategic initiatives contributed a net $41 million to underlying operating earnings (over the base 2005 level) which exceeded expectations. Continued investments will see modest additional EBIT benefit in 2008, though the current potential is to exceed the $100 million net incremental target for 2009 by $20 million. Much work is still required to achieve this result.
- Working capital decreased by $65 million, with year end working capital to sales of 15.5%, lower than the prior year of 16.6%. Average working capital to sales for the year fell to 17.9% versus 18.9% last year (currency adjusted), led by a 6% decline in inventory days.
- The net liability for superannuation defined benefit plans reduced significantly from $87.8 million as at 30 June 2006 to $38.4 million as at 30 June 2007. Contributing to the reduction were curtailment gains in accordance with AIFRS across a number of plans totalling $13.8 million.
- Capital expenditure in the period was $212.7 million ($112.4 million, excluding the pulp mill project, 111% of depreciation). The first major shut for the pulp mill upgrade was completed on time, though the project is now expected to exceed the $203 million budget by up to 25%.
- Earnings before interest, tax, depreciation and amortisation (EBITDA) were $286.5 million, up 11% over the prior year. Net cash inflow from operating activities was $143 million, down $117 million versus the prior year due to a lower shift in trade working capital and movements in other non-current receivables and payables.
- During March 2007 PaperlinX Step-up Preference Securities (SPS) were issued to Australian investors raising $285 million. This issue reduced debt, strengthened the Group's balance sheet, provided increased financial flexibility and enhances PaperlinX's financial platform to take advantage of future opportunities. The distribution for this instrument for the 2007 financial year was $2.3033 per security which totalled $6.6 million.
- The final dividend of 6.0 cents per share, unfranked, (4.5 cents per share last year) represents a payout ratio of approximately 70% of earnings post hybrid distribution. This brings the total dividend for the year to 11.0 cents per share (10 cents per share last year).

Commentary on the Group Final Results

Introduction

Reported profit after tax of $80.1 million for the year ended 30 June 2007 compared with $65.4 million for 2006. Results included a net $(12.2) million in pre-tax one-off costs associated with various strategic initiatives. Reported EBIT was $185.5 million, up 22% on the prior year.

An improvement in underlying operating earnings ($197.7 million, up 26% versus the prior corresponding period) was seen. This improvement has been primarily due to growing net benefits from internally generated strategic initiatives and favourable shifts in product mix in both Manufacturing and Merchanting.

Regional variations in capacity utilisation and pricing have been driven by different levels of supplier discipline and exchange rates. This has meant a more supportive pricing environment in the United States and a continuation of the more challenging conditions across Europe, Australia, New Zealand and Canada. EBIT has yet to see any substantial benefit from improving capacity utilisation in Europe.

Working capital showed a normal seasonal reduction, while the year end working capital to sales ratio further improved to 15.5% from 16.6%. The average working capital to sales ratio showed a 5% improvement over the prior year, reducing from 18.9% to 17.9% (currency adjusted).

The return on average funds employed of 7.0% continued to improve (up 0.8pts but still below target) with both Merchanting and Manufacturing showing increased returns. This is a credit to the employees of PaperlinX who have continued to focus on delivering improvements against controllables.

Paper Merchanting

The Paper Merchanting businesses achieved EBIT of $205.2 million, up 9% on the prior year. Operating earnings in North America were up 36% in local currency boosted by the inclusion of Spicers Canada (9% excluding Spicers Canada), Europe was up 11% in local currency and Australia, NZ and Asia was down 47%, where the earnings remained under significant pressure from lower priced paper imports and currency impacts.

Overall, the Paper Merchanting businesses have continued to produce good returns in this difficult environment, with clear potential for upside from any improvements in the current market conditions. Total merchanting return on average funds employed increased to 11.9% from 11.4% in 2006 (and 10.5% in 2004), and remains well above the cost of capital. Overall expenses rose 2.1% (adjusting for acquisitions and direct currency), partially reflecting the improved European stock to indent ratio, while the year end working capital to sales ratio reduced to 13.5% from 14.7%.

Australia, NZ and Asia earnings were negatively impacted by lease and restructuring charges of $(3.2) million and a $(5.4) million loss from the continued strengthening of the NZ dollar (up 27%) impacting currency related items.

Paper Manufacturing

Underlying operating earnings from PaperlinX's Paper Manufacturing business in Australia benefited from internal initiatives, cost control and efficiency programmes. Operating earnings of $10.2 million included a net $(10.6) million charge due primarily to restructuring and implementation costs associated with the Maryvale Mill bleach plant and pulp capacity upgrade including the out sourcing of the Maryvale Mill wood yard. Underlying operating earnings of $20.8 million was a sound improvement on the $10.2 million earned in the prior year. This was achieved despite significant input cost pressures during the year (around $26 million on pulp, fuel, oil and chemicals).

Paper Manufacturing's strategy is to increase domestic sales through product, environmental and logistics innovation while managing costs through efficiency and supply chain improvement. During 2007 plant operating efficiencies and supply chain costs have improved, as has mix. Strategic initiatives have also begun to deliver significant benefits, including the upgrade of the Maryvale number 1 sack kraft machine, the closure of the Shoalhaven number 1 and 2 paper machines and the creation of PaperlinX Office. Future gains will come from continued improvements in operating efficiencies, cost reductions and mix. The upgrade of the Maryvale pulp mill and its associated projects will provide additional benefits for 2009 and beyond.

Earnings have continued to be impacted by depressed Australian paper selling prices as a combined result of a strong Australian dollar relative to the US dollar and regional over supply in coated paper markets. This has meant a continued high level of paper imports lowering paper selling prices in Australia, and reduced export returns when translated to Australian dollars.

The first major shut for the pulp mill upgrade was completed on time despite industrial relations and weather issues. To date, over 90% of materials and 30% of labour has been expended on the pulp mill upgrade. Two more major shuts are scheduled during this fiscal year. The cost of the project is now expected to be up to 25% above the original estimate of $203 million. The key impacts on costs result from higher material costs and the tight labour market in Australia, with industrial relations and weather the key risks to on-time completion. Benefits to be realised in 2009 are also running above initial forecasts, due to the high imported pulp costs, and as a result the project is anticipated to deliver returns in line with expectations.

OPERATING EARNINGS

The following table shows, for PaperlinX Limited and controlled entities, Operating Earnings (EBIT), Sales Revenue and Total Assets by industry segment for the year to 30 June.

	EBIT		Sales Revenue		Total Assets	
	Jun 2007 $M	Jun 2006 $M	Jun 2007 $M	Jun 2006 $M	Jun 2007 $M	Jun 2006 $M
Industry Segments						
Europe	139.9	123.5	4,780	4,528	2,148	2,187
North America	51.5	39.9	1,380	1,133	502	569
Australia, NZ and Asia [1]	13.8	25.5	1,033	1,049	462	472
Inter-merchant Sales	-	-	(34)	(19)	-	-
Total Paper Merchanting	205.2	188.9	7,159	6,691	3,112	3,228
Paper Manufacturing[1]	10.2	(3.3)	1,016	1,021	1,148	1,032
Corporate [1] [2]	(29.9)	(33.2)			129	56
Operating earnings before interest & income tax	185.5	152.4				
Net Interest	(70.9)	(65.1)				
Income Tax Expense	(34.4)	(21.9)				
Outside Equity Interests	(0.1)	0.0				
Inter-segment Sales			(336)	(340)		
Unallocated Assets (deferred tax assets)					53	74
Total	80.1	65.4	7,839	7,372	4,442	4,390

Notes – (1) Reported historic results adjusted to reflect the formation of PaperlinX Office.
(2) Corporate includes Group overheads, governance and compliance costs, financing costs, public company costs, Group wide long term incentive costs and applicable one-off items.

Underlying Operating Earnings

The reported operating earnings for the past three years have contained a number of one-off items. This chart helps provide clarity on the trend in underlying operating earnings (EBIT) after removing one-off costs and benefits relating to property transactions and costs associated with implementing strategic initiatives. On this basis, the second half EBIT for 2007 has continued the improvement seen in the first half of the year.


A$m
Underlying Group Operating Earnings
120
100
80
60
40
20
0
1H05
2H05
1H06
2H06
1H07
2H07

Trade Working Capital

Trade working capital for the Group at June 2007 was $1,212 million. This was 5% lower than June 2006. Average trade working capital for the year was $1,387 million, in line with the prior year after adjusting for currency and acquisitions. The working capital to sales ratio continued to show improvement, reducing to 15.5% versus 16.6% at June 2006, and the 13 month rolling average fell from 18.9% to 17.9% (currency adjusted).



(A$ million)
(%)
1450
1400
1350
20
19
18
17
Average Working Capital/Sales (Currency Adjusted) - RHS
Rolling Average Working Capital (Currency Adjusted) - LHS
Jun-05
Dec-05
Jun-06
Dec-06
Jun-07

Financial Position

At 30 June 2007, PaperlinX had a gearing ratio of net debt to net debt plus equity of 24.3%, which is below both last year and the Group's target range of 40% to 50%. Interest cover was 2.6 times. Both of these ratios are in compliance with debt covenants.

Earnings before interest, tax, depreciation and amortisation (EBITDA) were $286.5 million, up 11% over the prior year. Net cash inflow from operating activities was $143 million, down $117 million versus the prior year due to a lower shift in trade working capital and movements in other non-current receivables and payables. Inventory days improved by a full 6% over June 06 levels and creditor and debtor days were in line with June 2006. Net debt has reduced to $612 million compared to $903 million last year.

Capital expenditure in the period was $212.7 million ($112.4 million, excluding the pulp mill project, 111% of depreciation). No significant new expenditures have been committed to over the past six months. Funding for all capital expenditure projects is adequately available within existing credit lines.

Significant progress was made in reducing the company's net liability for superannuation defined benefit plans. As at 30 June 2007 the net liability was $38.4 million a reduction of $49.4 million from 30 June 2006.

During March 2007 $285 million of hybrid securities in the form of PaperlinX Step-up Preference Securities (SPS) were issued to Australian investors. This issue reduced debt, strengthened the Group's balance sheet, provided increased financial flexibility and enhanced PaperlinX's financial position to take advantage of future opportunities. The distribution for this instrument for the 2007 financial year was $2.3033 per security which totalled $6.6 million.

PaperlinX has an appropriate mix of long, medium and short term debt, and has undrawn lines of credit available to it beyond current foreseeable needs. In February 2007 the company reduced its multi currency borrowing facility from US$815 to US$700 million. Net interest expense increased 8.9% to $70.9 million reflecting an increase in floating interest rates, changes to the domicile of debt offset by the raising of the SPS.

Potential future income tax benefits relating to accumulated tax losses of $90.3 million (tax affected) have not been recognised in the balance sheet.

Dividend

Directors have declared an unfranked final dividend of 6.0 cents per share (4.5 cents per share last year) representing a payout ratio of approximately 70% of earnings per share post the distribution to the Step-up Preference Securities. This brings the total dividend for the 2007 financial year to 11.0 cents per share (10 cents per share last year).

The final dividend will be paid on 26th September 2007 to shareholders on record as of 5th September 2007 as being entitled to the dividend. The PaperlinX Dividend Reinvestment Plan (DRP) applies in respect of this final dividend.

SUSTAINABILITY

Employees

As at 30 June 2007, PaperlinX had 9,502 employees, down 1.7% versus the prior year but up 1.4% versus two years ago (as a result of acquisitions). Of our employees 29% are in Australia, New Zealand and Asia, 54% in Europe and 17% in North America.

Safety

Achieving our goal of no accidents and injuries is a challenge. Over the past six years the overall Lost Time Injury Frequency Rate (LTIFR) has been reduced successfully by 40%, however in the last 12 months the Groups rolling LTIFR only decreased from 5.9 to 5.8.


Annual LTIFR
(Injuries per million hours worked)
12
10
8
6
4
2001
2002
2003
2004
2005
2006
2007

The challenge is to address this plateauing of performance. A number of programmes are underway and these include a focus on health and wellness, vehicle and traffic risk and manual handling.

Safety and health will continue to be a key focus for PaperlinX at all levels of management and operations.

Environment

PaperlinX has a long-term commitment to the environment through many initiatives and is focusing on areas where sustainability can deliver real and credible benefits at many levels.

We believe there are three critical areas our organisation should focus on:

1. Energy use and carbon footprint (greenhouse gas emissions)
2. Resource Use and Water management
3. Waste reduction and recycling

Manufacturing is an energy intensive business and storing and distributing paper also uses energy. As a business, it makes good sense both from an economic and social perspective to look for ways to reduce our impact which is why we set ourselves an objective of quantifying our energy use and reducing its environmental impact. Given that our manufacturing operations account for around 90% of our energy use much of the effort is focused here. Key projects include:

- PaperlinX has signed a Greenhouse Challenge Plus agreement with the Australian Government and will identify and implement further opportunities to reduce greenhouse gas emissions (GGE)

- The Maryvale Pulp Mill upgrade will provide strong economic benefits and reduce GGE, other air emissions, odour and liquid waste.
- Oil and coal fired boilers are being replaced at Wesley Vale and Shoalhaven which will significantly reduce GGE.
- The Group is rationalising its logistics operations in Europe to improve fleet utilisation and reduce GGE.

Continued progress has been made on further reducing water utilisation, with a 2.5% decrease in the raw water used per tonne of production at the Maryvale Mill over the year, while the water recycling factory initiative adjacent to Maryvale is expected to further reduce the site's daily raw water demands by around 12% by using recycled industrial and household waste water.

Sites around the group are identifying and implementing recycling opportunities for waste such as fibre, plastic, paper, wood and metals.

PaperlinX had no significant environmental breaches or non-compliance with environmental regulations during the year.

BALANCE SHEET

PAPERLINX LIMITED AND CONTROLLED ENTITIES		June 2007	June 2006
Current Assets	$M	2,874.0	2,880.6
Non Current Assets	$M	1,568.4	1,509.8
Total Assets	$M	4,442.4	4,390.4
Current Liabilities	$M	1,823.0	1,460.3
Non Current Liabilities	$M	714.3	1,321.4
Total Liabilities	$M	2,537.3	2,781.7
Shareholders Equity	$M	1,905.1	1,608.7
Key Balance Sheet Ratios			
Net Debt	$M	611.8	903.3
Net tangible assets per share	$	2.58	2.49

INCOME STATEMENT

PAPERLINX LIMITED AND CONTROLLED ENTITIES	Year ended 30 June 2007 $M	2006 $M
SALES REVENUE	7,839.3	7,371.6
Operating Earnings before depreciation, amortisation, interest and income tax (EBITDA)	286.5	257.1
Depreciation and amortisation	(101.0)	(104.7)
Operating Earnings before interest and income tax (EBIT)	185.5	152.4
Net Interest Expense	(70.9)	(65.1)
Operating profit from Ordinary Activities before income tax	114.6	87.3
Income tax expense on Operating profit	(34.4)	(21.9)
Outside Equity Interests	(0.1)	0.0
NET PROFIT AFTER TAX	80.1	65.4

RETURN ON AVERAGE FUNDS EMPLOYED [1]

		Year June 2007	Year June 2006
Merchanting*	%	11.9	11.4
Australian Paper*	%	1.1	(0.2)
PaperlinX Group	%	7.0	6.2

* before allocation of corporate overheads

(1) EBIT / average funds employed

Summary and Outlook

An improving demand picture in Continental Europe is not matched in the important UK market, resulting in a flat demand picture for PaperlinX in Europe. North American demand softness is balanced by supply reductions to support pricing, while Australia and New Zealand are experiencing price softness resulting from the weak US dollar, though this may improve based on recent currency movements.

The impact of the weak US dollar on the overall PaperlinX results is substantial despite the real progress made on efficiencies, costs and expenses to mitigate this impact. Major exposures are on pricing, input cost recovery and export sales translation in our Paper manufacturing business in Australia. Pricing in Europe, New Zealand and Canada is also indirectly affected.

Capacity reductions and demand growth in continental Europe are leading to increased support for post-summer coated woodfree paper pricing across Europe. Pricing in the US on coated woodfree paper is supported by anti-dumping actions against Asian suppliers to that market, but resulting supply dislocations from this action and currency movements will be seen in other geographies.

PaperlinX has invested capital and restructuring charges over the past three years to improve competitiveness and strengthen our future platform. The 2008 fiscal year will see a continuation of investment in this programme with substantial net benefits to be realised from these initiatives in 2009 and onwards. Our current potential is to exceed our 2009 target of $100 million by $20 million. There is still much to be done to secure these benefits though momentum is favourable.

For further information, please contact:

Mr David Shirer
Executive General Manager
Corporate Affairs
PaperlinX Limited
Ph: +61 (3) 8540 2302
Ph: +61 (407) 512 521

Forward looking Statements:

PAPER MERCHANTING [1]

		Year June 2007	Year June 2006
Sales Volume	'000 tonnes	3,764	3,692
Sales Revenue	A$M	7,159	6,691
Earnings before Interest & Tax	A$M	205.2	188.9
EBIT/Sales Ratio	%	2.9	2.8
Return on Average Funds Employed	%	11.9	11.4

(1) Reported historic results adjusted to reflect the formation of PaperlinX Office

- Overall sales volume for Paper Merchanting was up 2%, benefiting from the inclusion of Spicers Canada for the full year, however sales volume reduced in the UK, the Netherlands and in New Zealand.
- The stock to indent ratio (the ratio of product sold from our warehouse stock compared to the product sold directly from suppliers) continued to improve, resulting in a favourable $9 million mix variance.
- Growth in Sign and Display and Industrial Packaging continued, with revenue from these activities up 12% on the prior year.
- Sales revenue for the total Paper Merchanting business was 7% ahead of the prior year and EBIT was 9% ahead.
- The return on average funds employed was 11.9%, well above the cost of capital and a 4% improvement over 2006 (11.4%).

Europe

		Year June 2007	Year June 2006
NW Europe	'000 tonnes	738	751
UK & Ireland [1]	'000 tonnes	1,180	1,202
Central & Southern Europe	'000 tonnes	525	505
Total European Sales Volume	'000 tonnes	2,443	2,458
Sales Revenue	€M	2,828	2,732
Earnings before Interest & Tax	€M	82.8	74.5
EBIT/Sales Ratio	%	2.9	2.7

Note (1) Also includes volume from South Africa

- Sales volumes were 1% lower than in the prior year due to the weaker UK market and some volume lost during the Netherlands integration. The volume impact was largely on lower value indent (direct) volumes.
- The average price realisation across the European merchanting platform was 4% ahead of last year. Coated woodfree paper prices ended 2007 higher than at the end of 2006 (up 1-2% in Germany and 5-6% in the UK) but had a mixed performance during the year, while uncoated woodfree prices were tracked higher throughout the year (up 5% in Germany and 5% in the UK).
- Reported EBIT was up over 11%, supported by benefits from strategic initiatives. Underlying EBIT was up 17% to €81.9 with the prior year reported EBIT including one-off gains on property sales.
- Progress on the rollout of the UK integrated logistics solution, The Delivery Company, has progressed well with 7 sites now operational.

- The stock to indent ratio improved 0.8 points versus the prior year.
- Proprietary brands grew 10% in volume and now represent over 20% of total paper volumes.
- Sign and Display and Industrial Packaging sales revenue was up 9% over last year.
- Average working capital saw a slight improvement on the prior year despite 3.5% revenue growth.
- The sale of French paper merchant Axelium and acquisition of Italian paper merchant Antalis SpA were completed successfully.
- Following the end of the year, the decision was made to exit a small merchant position in Finland.
- The overall UK market is estimated to have declined by 3.4% compared with 2006, with PaperlinX merchants gaining market share.
- Operating expenses were impacted by a small number of bad debts and increased 1.1%. The increased stock sales also contributed to the rise in distribution expenses.
- Following the progression of pension benefits to a defined contribution system a curtailment gain of approximately €8 million arose in accordance with AIFRS across a number of superannuation plans.
- The rollout of a common European IT system is progressing to plan with implementation in Ireland and progressed rollouts in Germany and the UK.

North America

		Year June 2007	Year June 2006
Sales Volume	'000 tonnes	623	508
Sales Revenue	US$M	1,078	841
Earnings before Interest & Tax	US$M	40.2	29.6
EBIT/Sales Ratio	%	3.7	3.5

- Total sales volume growth for North America of 23% was boosted by the inclusion of Spicers Canada for the full year.
- Proprietary brand volume growth of 18% brings the total volume sold through our own brands to over 25% of total volume.
- North American paper selling prices continued to be supported by mill capacity reductions, with realised prices up 4.6% on the prior year, despite weaker market demand.
- Total operating earnings grew by 36% (9% excluding Spicers Canada) reflecting the earnings leverage to improvements in the operational environment along with the inclusion of Spicers Canada.
- The EBIT/sales ratio grew to 3.7% from 3.5% in the prior year.
- The impact of anti-dumping actions and countervailing duties is currently flowing through in US pricing.
- The acquisition of Spicers Canada has been accretive to earnings with a very successful integration into our North American business platform and the upcoming Toronto warehouse integration will create another layer of opportunities. Returns have already exceeded year 3 acquisition targets (+15% ROAFE).
- IT integrations across Canada and within Kelly Paper are progressing well and expected to provide positive benefits as our entire North American business establishes a common platform.
- There are a wide range of strategic initiatives underway across North America, which has included the establishment of a Global Customer Solutions Group.
- Working capital improved by 6% compared with the prior year.
- Operating expenses excluding the impact of Spicers Canada were up 5.6%, mainly reflecting sales growth. The operating expense to sales ratio was largely unchanged from the prior year.

Australia, NZ and Asia [(1)]

		Year June 2007	Year June 2006
Sales Volume	'000 tonnes	725	741
Sales Revenue	A$M	1,033	1,049
Earnings before Interest & Tax	A$M	13.8	25.5
EBIT/Sales Ratio	%	1.3	2.4

Note (1) Reported historic results adjusted to reflect the formation of PaperlinX Office. Includes the Group's paper trading activities.

- The New Zealand EBIT compared to the prior year was negatively impacted by $(7.7) million resulting from the continued strong appreciation of the New Zealand dollar (up 27% against the US dollar) affecting the translation of foreign currency items.
- Australian EBIT compared to the prior year included a net $(1.7) million impact related to restructuring activities. The combination of these two variances versus last year was $(9.4) million, explaining the majority of the total EBIT variance versus prior.
- Reported EBIT was down 46% with underlying EBIT down 38%. Considerable focus has been applied to further reduce costs (down 3.0%) given difficult market conditions.
- The Australian market saw no overall growth in volumes, while the New Zealand market is estimated to have fallen by 8%. We have seen a small amount of market share loss in these two markets as pricing leadership was provided. Volume growth in Asia was a solid 11%.
- Pricing in Australia and New Zealand remained under pressure from a weak US dollar. Overall pricing for Australia, NZ and Asian merchants was down around 1% with regional and mix variations.
- Recent strengthening of the US dollar versus the Australian dollar and the Euro, coupled with increasing global capacity utilisation on coated woodfree paper and announced European pricing, could lead to increased Australian prices.
- Customer consolidation has been a feature of both the Australian and New Zealand markets.
- Asian EBIT was 7% above the prior year on the back of volume growth and tight control of operating expenses. Overall pricing was down on the prior year which put some pressure on margins.
- Paper Trading had a strong year with EBIT significantly above the prior year though volumes from Paper Manufacturing reduced due to previously announced production line closures.
- Average working capital was reduced 9% as a result of good performance on a range of initiatives. 2007 saw a significant number of warehouse consolidations across the whole PaperlinX network in Australia to ensure the business is well positioned in what is expected to remain a highly competitive market.

PAPER MANUFACTURING (1)

		Year June 2007	Year June 2006
Communication Papers Volumes	'000 tonnes	499	530
- Australia/New Zealand	%	80	80
Packaging Papers Volumes	'000 tonnes	319	316
- Australia/New Zealand	%	70	73
Total Sales Volumes	'000 tonnes	818	846
Sales Revenue	A$M	1,016	1,021
Underlying Earnings before Int & Tax	A$M	20.8	10.2
Reported Earnings before Int & Tax	A$M	10.2	(3.3)
Return on Average Funds Employed	%	1.1	(0.2)

Note (1) Reported historic results adjusted to reflect the formation of PaperlinX Office

- Overall sales volumes were down 3% from closures at Shoalhaven 1 and 2.
- Higher pulp costs impacted EBIT by A$(22) million, with the average price of pulp up 20% on last year in Australian dollars. Cost increases in US dollars have been mitigated to some extent by the stronger Australian dollar. Pulp prices have remained high with further increases announced going into 2008.
- EBIT included a range of one-off items, including asset sales and costs associated with strategic initiatives (A$(10.6) million). Underlying EBIT of A$21 million was 103% up on the prior year. Overall earnings from packaging activities were at a similar level to last year.
- The high Australian dollar continues to hold down pricing across most segments, though more particularly in coated woodfree and publication papers markets, with a net direct impact on EBIT from export earnings of A$(9) million. Over capacity and consolidation in the Australian printing industry is keeping pressure on paper prices making it difficult to pass on cost increases.
- The creation of PaperlinX Office has provided a better contribution than expected with a successful integration of a number of channels to market. Domestic volumes of manufactured copy paper increased 2-3%, as we were better able to match customer's needs with a wide range of papers for office and home uses, including a wide range of papers containing recycled fibre diverted from Australian landfill.
- Domestic linerboard volumes were down 4% on last year, below expectations due to market circumstances.
- Sack kraft demand has been good in export markets, with international selling prices in US dollars for exports at record levels; however, much of the gain was lost on translation.
- Mill operating performance improved over the prior year, with the changes at the Shoalhaven mill returning that facility to profit. Efficiency gains, supply chain savings and mix management more than offset the increased input costs.
- Working capital was down 2% over the prior year with the working capital to sales ratio of 24.1% showing a similar trend.
- The first major shut of the pulp mill project was completed over June/July 2007. Project work was completed on time and to good quality. This was a good outcome given the complicating factors at the time of industrial disputes in contractor workforces and unprecedented rain during the shut.
- The cost of the pulp project is now expected to be within 25% of the original estimate of $203 million. The key impact on costs results from materials, the tight labour market in Australia, with industrial relations and weather being the key risk to timely completion.

APPENDIX 2 – VARIATION ANALYSIS

Reported EBIT for the year ended June 2007 was $185.5 million, up 22% on the $152.4 million reported for the prior year. The chart below highlights the key items of variance between these two years, with commentary relating to the three key areas.

EBIT VARIATION ANALYSIS BY MAJOR INFLUENCE



Top line
Strategic Initiatives
External Impacts & Expenses
220
180
140
100
A$M
2006 Actual
Price / Margin / Mix
Volume
Asset Sales
Strategic Initiatives Costs
Strategic Initiatives Benefits
Direct FX
Inflation
Commodity Input Costs
Expenses (Real)
2007 Actual

Top Line Growth

- Product volumes excluding Spicers Canada were slightly down on the prior year and reflected the decline in manufacturing volumes, and tough market conditions in the UK and The Netherlands.
- Momentum is being seen in the Graphics, Sign and Display and Industrial Packaging product areas saw revenue growth of 12%.
- Product mix equally has shown the positive impacts of continual focus on moving more merchant volumes towards stock rather than indent. As compared with the prior year, there was an $9 million benefit due to a 0.8% point shift in this mix.
- Price has also benefited in Manufacturing by the improvement in global packaging and uncoated woodfree paper prices in US dollars (up $9 million), however the stronger Australian dollar has effectively eliminated this gain.

Strategic Initiatives

- Overall strategic initiatives continue to have a positive impact on group earnings, up a net $32 million compared to last year, making a total of $41 million since the 2005 base.
- Restructuring costs at $22.3 million were below the prior year by $3.1 million and whilst being partly funded by property transactions of $10.1 million, the level of offset was $11.1 million below the prior year's profit.
- Gross benefit from initiatives (before costs) from 2005 is now $53 million, up $40 million over the 2006 level, reflecting the short payback of a number of the initiatives.

External Impacts and Expense Management

- Foreign currency direct impact was an adverse $15 million compared with 2006, being equally split between Paper Manufacturing, due to lower export earnings, and Paper Merchanting, the majority being in New Zealand due to adverse impacts on paper purchases.
- Commodity input cost pressures continued in our Manufacturing business (up $26 million) most notably, the cost of pulp which was up 27% in $US over 2006.
- Expense management has continued to be a key focus, with total trading expenses up 1.7% over 2006 excluding the impacts of acquisitions, partially reflecting the increased stock deliveries in Europe and sales growth in North America.
- Allowing for inflation, expenses improved around $39 million. Contributing to this was $13.8 million, resulting from gains under AIFRS due to the curtailment in respect of a number of defined benefit superannuation plans. Significantly, the net liability for superannuation defined benefit plans reduced by $49.4 million to $38.4 million.

Item 5

PaperlinX

Final Results 2006 / 2007

24 August 2007

Disclaimer

Forward looking Statements:

Certain statements in this release relate to the future, including forward looking statements relating to PaperlinX's financial position and strategy. These forward looking statements involve known and unknown risks, uncertainties, assumptions and other important factors that could cause the actual results, performance or achievements of PaperlinX to be materially different from the future results, performance or achievements expressed or implied by such statements. Neither PaperlinX nor any other person gives any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward looking statements in this document will actually occur and you are cautioned not to place undue reliance on such forward looking statements.

Subject to any continuing obligations under applicable law or any relevant listing rules of the ASX, PaperlinX disclaims any obligation or undertaking to disseminate any updates or revisions to any forward looking statements made in this presentation to reflect any change in expectations in relation thereto or any change in events, conditions or circumstances on which any such statement is based.

Presentation Sequence

- Introduction and Overview of Result
- Value Creation in Merchanting
- Financials and Variance Analysis
- Paper Manufacturing
- Paper Merchanting
- Summary and Outlook
- Questions and Answers

Market Overview

- Some European demand improvement in CWF and UCWF
- Higher input costs force mill closures and have stirred mills to raise the price floor
- Supply constraint supportive of improving global balance for CWF and UCWF, with regional variations in demand conditions evident
  - UCWF supply tightness leading prices globally
  - Tighter supply and anti-dumping actions leading to CWF pricing in the US
  - Post summer CWF pricing in Europe based on tighter capacity utilisation
- Currency movements continue to impact trade flows and paper selling prices
  - Strengthening Euro/US$ rate reduces desirability of exports to the US over time (increasing product held in Europe)
  - Strengthening A$ against the US$ depresses imported paper selling prices in Australia

Results for 2007 - Financial

- Revenue of $7.8 billion (up 6% on the prior year) and volume of 4.3 million tonnes (up 2%)
- Underlying EBIT of $197.7 million compares with $156.6 million for 2006 (up 26%)
- EBIT of $185.5 million (up 22%) included a range of one-off items and above target $32 million net benefit from strategic initiatives over 2006 ($41 million off 2005 base)
- Reported profit of $80.1 million compares with $65.4 million for 2006 (up 22%)
- Net working capital down $65 million
- Average working capital/sales down to 17.9%
- Return on average funds employed increased 0.8pts to 7.0%, reflecting improvements for both Merchanting and Manufacturing

Results for 2007 – Non Financial

- Improved safety record (LTIFR down 2% to 5.8 lost time injuries per million hours worked)
- Environment
  - FSC chain of custody certifications increasing internationally
  - All paper mills retain ISO14001 environmental accreditation
  - Shoalhaven and Maryvale mills retain FSC chain of custody certification
  - Maryvale pulp mill upgrade will provide positive environmental outcomes
- Member of the FTSE4Good Index for 3rd consecutive year
- Continued lift in training for our people
  - Leadership and economic profit
  - Strategic value selling

Dividend

- Final dividend for the year of 6.0 cps, unfranked, compared with final dividend in 2006 of 4.5 cents
  - Brings total dividend to 11.0 cps compared with 10.0 cps in 2006
  - Ordinary share dividend level consistent with target payout ratio of 70% of earnings per share after SPS distribution of $6.6 million
  - Dividend reinvestment plan (DRP) available to all eligible Australian and New Zealand shareholders

Major Business Initiatives - Update

Upgrade of Maryvale PM1	Complete, in market. Pricing favourable
Closure of Shoalhaven PM1 and PM2	Complete
Spicers Canada acquisition	Complete, returns exceeding expectations
PaperlinX Office	Complete, market successes
The Delivery Company	On track, 7th site operational
Netherlands restructure	On track, DRiem and industrial packaging integrated
European IT platform	On track, 1 OpCo completed, 2 OpCo's in progress
Maryvale pulp mill upgrade	On track for targeted returns. EBIT upside potential
Maryvale wood yard outsourcing	On track
Growth of own brands	+10% Europe, +18% North America
Strategic sourcing alignment	On going
European portfolio change	Exit France, Sweden, Portugal, Finland, acquisition in Italy
Global customer solutions	Positive momentum

Benefits from Strategic Initiatives

- Benefits from strategic initiatives exceeding expectations
  - $32 million net additional benefit in 2007 over 2006 to bring total net benefit over 2005 base to $41 million
  - Potential to exceed 2009 target of $100 million by an additional $20 million
- Continued investment and progress in 2008, leading to major net benefits to be realised in 2009 and ongoing

PaperlinX Merchanting

The Value Creation Story

Largest Global Fine Paper Merchant

- PaperlinX operates 36 businesses across 27 countries
- *Disciplined acquisition criteria and integration*
- Major international paper merchant acquisitions include:
  - Spicers Paper (International, 2001)
  - Coast Paper (Canada, 2001)
  - Bunzl Fine Paper (UK, 2002)
  - Buhrmann (Netherlands, 2003)
  - Cascade Resources (Canada, 2006)
  - Antalis S.p.A (Italy, 2007)



Europe
Adria Papir
Alpe papir
Antalis S.p.A.
Bratislvaska papierenská
Budapest Papir
BührmannUbbens
Caledonia
CC&CO Group
ContactHorne Paper
Deutsche Papier
DM Paper
Dunav Papir
Epacar
Finwood Papers
Howard Smith Paper Group
Mercator Paper
Ospap
Paper Products Marketing
PaperNet Austria
PaperNet Denmark
Polyedra
Proost en Brandt
Robert Horne Group
The Paper Group
Udesen
Union Papelera

Australia, NZ and Asia
Dalton
Dalton Web
Paper Products Marketing
Spicers Paper
Winpac Paper

North America
Coast Paper
Kelly Paper Company
Paper Products Marketing
Papier Coast
Spicers Canada
Spicers Paper Inc

The PaperlinX Merchanting Model - Layers of Value

	Layers of Value	Examples
At acquisition	Disciplined acquisition approach	Acquisition criteria
	Customers and customer relationships Core Operating Principles	Basis for PaperlinX model
As we build in market scale	Best people Best customers Best suppliers	Integration opportunities lead to business strengthening
	Back office synergies	- Logistics - IT platforms - Support staff
	Value adding activities	- Sign & display - Industrial packaging - Graphics
	Portfolio management	
Further global benefits	Best practice sharing	- Policies (i.e., debtor, safety etc) - Operational Excellence - Brands/Marketing/CVP's - Training
	Strategic supplier alignments	Logistics and ideas
	Global customer solutions	Servicing models

PaperlinX

Core Operating Principles

- Strengthen then build off existing business platforms
- Productivity to provide funds to improve sustainability and growth
- Simplification
- Actively prioritise activities based on value creation for customers, suppliers and for PaperlinX
- Fully leverage our global opportunities
- Invest in our people and their skills
- Compliance is mandatory
- Results oriented teamwork/success as a team.

Back Office Synergies

Logistics	Integrations	Back office efficiency
		
Australia/NZ model	Ireland	Costs
UK Delivery Company	North America	Efficiency
Warehouse integrations	Australia	Enhanced service
SKU rationalisations	Germany/UK underway	

Value Adding Activities

Revenue from Sign & Display, Industrial Packaging and Graphics – CAGR 27%



A$ millions
900
600
300
0
2004
2005
2006
2007

- Sign & Display



- Graphics



- Industrial Packaging



PaperlinX

Portfolio Management to Build In-Market Scale

Acquired

- Spicers Paper
- Coast Paper
- Papier Turgeon
- Bunzl Fine Paper
- Buhrmann PMD
- Cascades Resources (Canada)
- Antalis SpA (Italy)

Divested

- Portugal
- Sweden
- France
- Western Canada (Cascades)
- Finland

In-Market Scale


>20% Market Share*
74% of Revenue
85% of Revenue
<20% Market Share*
26%
15%
2004
2007
ROAFE

* Merchant market

Best Practice Sharing

Impact of Group Policies

	2004	2007
Debtor days	67.5	60.9
Inventory days	71.2	62.2
WC/Sales (%)	16.4	13.5
Safety (LTIFR)	10.3	5.3

Operational Excellence

- The Delivery Company
- Netherlands restructuring
- PaperlinX Office
- European and NA IT platforms
- Sales and Operations planning

Merchant Brands

Growth in 2007	10%
CAGR 2005-2007	>10%
% of Merchant volume	26%

Training

- Leadership, Economic Profit and Strategic Selling
- 1,000 employees to date
- 1,500 planned through 2008

Merchanting Growth highly Accretive to EPS



Earnings per Share (cents)
EBIT A$M
ROAFE
%
10.5%
11.9%
2004
2005
2006
2007
EPS
EPS
Merchanting EBIT
CAGR in EPS of 29%
Jun-00
Jun-01
Jun-02
Jun-03
Jun-04
Jun-05
Jun-06
Jun-07

PaperlinX

Core Belief Underpins the Unique PaperlinX Model

PaperlinX is founded upon a respect for the people, customer relationships and uniqueness of our local businesses ...
and a fundamental belief in the value to be added from our global skills, capabilities and desire to improve.

RESPECT LOCAL / ADD VALUE WITH GLOBAL

- Respect local customer relationships
- Leverage global ideas, capabilities & scale
- Actively collaborate to create ideas and value for PaperlinX as a whole

Financial Summary

		12 months to Jun 2006	12 months to Jun 2007	Change
Sales Volume	'000 tonnes	4,249	4,313	+2%
Sales Revenue	$m	7,372	7,839	+6%
Net Interest Expense	$m	65.1	70.9	+9%
Net Interest Cover	x	2.3	2.6	+0.3pts
Underlying EBIT	$m	156.6	197.7	+26%
Reported EBIT	$m	152.4	185.5	+22%
Reported Earnings after Tax	$m	65.4	80.1	+22%
Earnings per share (after SPS distribution)	cps	14.7	16.4	+12%
Final dividend	cps	4.5	6.0	+1.5¢
Total dividends for the fiscal year	cps	10.0	11.0	+1.0¢

Key Financial Measures

		12 months to Jun 2006	12 months to Jun 2007	Change
Working Capital	$m	1,277	1,212	-5%
EBITDA	$m	257	287	+11%
Operating Cash Flow	$m	260	143	-45%
Net Debt / Net Debt & Equity	%	36.0	24.3	-11.7 pts
Capital Expenditure (including acquisitions)	$m	202	213	+5%
Net Tangible Assets per share	$	2.49	2.58	+4%
EBIT/Average Funds Employed	%	6.2	7.0	+0.8pts

Working Capital Trend



Av Working Capital
(A$ million)
Working Cap/Sales
(%)
1450
1400
1350
20
19
18
17
Average Working Capital/Sales
(Currency and Acquisition Adjusted) - RHS
Rolling Average Working Capital
(Currency and Acquisition Adjusted) - LHS
Jun-05
Dec-05
Jun-06
Dec-06
Jun-07

PaperlinX

Key Variances to EBIT


Top line Growth
Strategic Initiatives
External Impacts & Expenses
220
180
140
100
A$ millions
2006 Actual
Price / Margin / Mix
Volume
Asset Sales
Strategic Initiatives Costs
Strategic Initiatives Benefits
Direct FX
Inflation
Commodity Input Costs
Expenses (Real)
2007 Actual

PaperlinX

Paper Manufacturing

		12 months Jun 06	12 months Jun 07	Change %
Sales Volume	'000 tonnes	846	818	-3
Australia/NZ share of volume	%	77	76	
Sales Revenue	A$m	1,021	1,016	-1
Underlying Earnings before Interest & Tax	A$m	10.2	20.8	+103
Net One-off Costs	A$m	(13.5)	(10.6)	
Reported Earnings before Interest & Tax	A$m	(3.3)	10.2	+++
Return on Average Funds Employed	%	(0.2)	1.1	



000 mt
SALES VOLUME
1000
800
600
400
200
0
12 mths to Jun '06
12 mths to Jun '07



$m
EBIT
25
20
15
10
5
0
-5
Underlying Earnings
Underlying Earnings
12 mths to Jun '06
12 mths to Jun '07

PaperlinX

Paper Manufacturing

- A$ pulp costs impacted EBIT by A$(22) million (up 20% on last year in A$). Pulp costs have remained high going into 2008
- A$ has had a significant impact on coated woodfree and publication papers prices
- Australian printing industry over capacity and consolidation keeping pressure on paper prices making it difficult to pass on cost increases
- PaperlinX Office contribution better than expected
  - Domestic volumes of manufactured copy paper increased 2-3%
- Domestic linerboard volumes down 4% on last year
- Export sack kraft demand good, with record selling prices in US$
- Improved operating performance on most machines
  - Shoalhaven mill returned to profit
  - Efficiency gains, supply chain savings and mix management mitigating input costs
- Working capital down 2% with the working capital to sales ratio showing a similar trend

Pulp Mill Project Update

The Pulp Mill Project is as relevant today as when first announced

- **Status**
  - 90% materials purchased, 30% labour completed
  - 1st shut completed on time – some IR and weather issues
- **Benefits and returns**
  - In line for targeted returns
  - Full year benefit expected in 2009
- **Costs**
  - Up to 25% above initial $203 million estimate due to material prices, deliveries and labour cost increases
- **Risks**
  - Industrial relations
  - Labour costs and availability
  - Weather

Paper Merchanting – Total

		12 months Jun 06	12 months Jun 07	Change %
Sales Volume	'000 tonnes	3,692	3764	+2
Sales Revenue	$m	6,691	7,159	+7
Earnings before Interest & Tax	$m	188.9	205.2	+9
EBIT/Sales Revenue	%	2.8	2.9	+0.1pts
Return on Average Funds Employed	%	11.4	11.9	+0.5pts



000 mt
SALES VOLUME
4000
3000
2000
1000
0
12 mths to Jun '06
12 mths to Jun '07



$m
EBIT
250
200
150
100
50
0
12 mths to Jun '06
12 mths to Jun '07

PaperlinX

Merchanting - Europe

		12 months Jun 06	12 months Jun 07	Change %
NW Europe		751	738	-2
UK & Ireland		1,202	1,180	-2
Central & Southern Europe		505	525	+4
Total Sales Volume	'000 tonnes	2,458	2,443	-1
Sales Revenue	€m	2,732	2,828	+4
Earnings before Interest & Tax	€m	74.5	82.8	+11
EBIT/Sales Revenue	%	2.7	2.9	+0.2pts

- UK market declined, with prices up 5% but volumes lower. Market share gained
- Stock to indent ratio improved 0.8 points versus the prior year
- Proprietary brand volume up 10%, to >20% of total paper volumes
- Sign and Display and Industrial Packaging sales revenue up 9%
- Sale of Axelium (France) and acquisition of Antalis S.p.A (Italy) completed successfully
- The Delivery Company progressed well with 7 sites now operational
- European IT rollout to plan; Ireland completed, progressed rollouts Germany and the UK
- Operating expenses (up 1.1%) impacted by small number of bad debts and increased stock sales impacting distribution expenses
- Pension benefits progression to defined contribution results in curtailment gain of €8 million pre tax in accordance with AIFRS
- Average working capital improved slightly despite increased sales

Merchanting - North America

		12 months Jun 06	12 months Jun 07	Change %
Sales Volume	'000 tonnes	508	623	+23
Sales Revenue	US$m	841	1,078	+28
Earnings before Interest & Tax	US$m	29.6	40.2	+36
EBIT/Sales Revenue	%	3.5	3.7	

- Proprietary brand volume up 18% to >25% of total volume
- Paper selling prices supported by mill capacity reductions, realised prices up 4.6% on prior year, despite weaker market demand
- Impact of anti-dumping actions and countervailing duties on CWF paper currently flowing through in US pricing
- Spicers Canada accretive to earnings with successful integration into business platform. Toronto warehouse integration will create another layer of opportunities. Returns already exceeded year 3 acquisition targets (+15% ROAFE)
- IT integrations across Canada and within Kelly Paper progressing well and expected to provide positive benefits as common platform established
- Operating expenses, excluding impact of Spicers Canada, up 5.6%, reflecting sales growth
- Working capital improved by 6% compared with the prior year

Merchanting – Australia, NZ and Asia

		12 months Jun 06	12 months Jun 07	Change %
Sales Volume	'000 tonnes	741	725	-2
Sales Revenue	A$m	1,049	1,033	-2
Earnings before Interest & Tax	A$m	25.5	13.8	-46
EBIT/Sales Revenue	%	2.4	1.3	-1.1pts

- Combination of Australian restructuring and NZ FX treatment was $(9.4) million, explaining majority of total EBIT variance versus prior year
- Australian market - no overall volume growth, NZ market - estimated down 8%
- Small amount of market share loss in ANZ as pricing leadership was provided
- Volume growth in Asia up 11%
- Pricing in Australia and NZ remained under pressure from weak US dollar
- Overall pricing down around 1% with regional and mix variations
- Customer consolidation a feature of both Australian and NZ markets
- Average working capital reduced 9% as a result of good performance on a range of logistics initiatives
- Warehouse consolidations across the Australian network to ensure competitive positioning

PaperlinX

2007 Final Result Summary

- Net profit of $80 million up 22%, and underlying EBIT of $198 million was up 26% on prior year
- Benefits of strategic initiatives exceeded expectations with potential to exceed 2009 target by $20 million
- Average working capital to sales ratio improved (18.9% to 17.9%)
- Improved ROAFE for both merchanting and manufacturing though below targets due to challenging environment
- Mix management, cost management and efficiencies mitigated higher input costs
- Successful step-up preference share raising
- Dividend lifted to 11 cents per share

Business Outlook - Overall

- Market conditions remain challenging
  - Manufacturing input costs remain high
  - Overall demand is modest, especially in the UK
  - CWF pricing announced in Europe
  - US anti-dumping supports US pricing on CWF
  - Industry consolidation at both merchant and mill levels
- Ongoing expense and working capital reductions targeted
- Benefits from strategic initiatives are above expectations, with more projects being added
  - Current potential to exceed $100 million target for 2009 by $20 million
- Merchanting growth opportunities are being addressed to leverage the existing global platform and build value
- 2008 is a platform year as key projects are funded for future payback
- Focus remains on improved competitiveness, economic profit and shareholder returns through the cycle

Appendices

PaperlinX

Operating Earnings (A$)

	EBIT		Sales Revenue		Total Assets	
	Jun 2007 $M	Jun 2006 $M	Jun 2007 $M	Jun 2006 $M	Jun 2007 $M	Jun 2006 $M
Industry Segments						
Europe	139.9	123.5	4,780	4,528	2,148	2,187
North America	51.5	39.9	1,380	1,133	502	569
Australia, NZ and Asia [1]	13.8	25.5	1,033	1,049	462	472
Inter-merchant Sales	-	-	(34)	(19)	-	-
Total Paper Merchanting	205.2	188.9	7,159	6,691	3,112	3,228
Paper Manufacturing[1]	10.2	(3.3)	1,016	1,021	1,148	1,032
Corporate [1] [2]	(29.9)	(33.2)			129	56
Operating earnings before interest & income tax	185.5	152.4				
Net Interest	(70.9)	(65.1)				
Income Tax Expense	(34.4)	(21.9)				
Outside Equity Interests	(0.1)	0.0				
Inter-segment Sales			(336)	(340)		
Unallocated Assets (deferred tax assets)					53	74
Total	80.1	65.4	7,839	7,372	4,442	4,390

Notes – (1) Reported historic results adjusted to reflect the formation of PaperlinX Office.
(2) Corporate includes Group overheads, governance and compliance costs, financing costs, public company costs, Group wide long term incentive costs and applicable one-off items.

Reconciliation of one-off items for 2007

June 2007 EBIT (A$ millions)

	As Reported	Asset Sales & Property Actions	Business Restructuring	Net One-Offs	EBIT Underlying
Paper Merchanting					
ANZ/Asia	13.8	(2.2)	(1.0)	(3.2)	17.0
Europe	139.9	7.1	(5.7)	1.4	138.5
North America	51.5	0.9	(0.7)	0.2	51.3
Total Paper Merchanting	205.2	5.8	(7.4)	(1.6)	206.8
Paper Manufacturing	10.2	4.3	(14.9)	(10.6)	20.8
Other	(29.9)	0.0	0.0	0.0	(29.9)
Total PaperlinX	185.5	10.1	(22.3)	(12.2)	197.7

Apparent Consumption Rolling 12-month (000t)


North America - Apparent Consumption (seasonally adjusted)
Coated Freesheet
[redacted]
510
490
470
450
430
410
390
370
350
Jun-01
Jun-02
Jun-03
Jun-04
Jun-05
Jun-06
Jun-07


North America - Apparent Consumption (seasonally adjusted)
Uncoated Freesheet
[redacted]
1200
1150
1100
1050
1000
950
Jun-01
Jun-02
Jun-03
Jun-04
Jun-05
Jun-06
Jun-07


Western European Coated Woodfree Apparent Consumption
('000 tonnes)
[redacted]


Western European Uncoated Woodfree Apparent Consumption
('000 tonnes)
[redacted]
630
625
620
615
610

Source: RISI & Company Data

PaperlinX [redacted]

PaperlinX

This document is not a prospectus. It has been prepared solely for the purpose of information and does not constitute, nor is it intended to constitute, an offer or invitation to any person to buy or sell shares in PaperlinX Ltd. PaperlinX Ltd and its related entities and each of their respective directors, officers and agents (all, 'PaperlinX') have prepared the information contained in this document in good faith and have attempted to ensure that it is accurate at the time of preparation. However, no warranty is made as to the accuracy or reliability of any statements, estimates or opinions or other information contained in this document (any of which may change without notice) and, to the maximum extent permitted by law, PaperlinX disclaims all liability and responsibility for any direct or indirect loss or damage which may be suffered by any recipient through relying on anything contained in or omitted from this document.

PaperlinX strongly advises any reader to make their own enquiries and to seek independent professional advice before making any investment decisions.

Item 6

CONCISE

FINANCIAL REPORT

OF

PAPERLINX LIMITED

YEAR ENDED 30 JUNE 2007

The financial statements and other specific disclosures have been derived from PaperlinX Limited and its Controlled Entities ("consolidated entity") full financial report for the financial year. Other information included on the concise financial report is consistent with the consolidated entity's full financial report.

The concise financial report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

A copy of the consolidated entity's 2007 Annual Financial Report, including the independent audit report, is available to all shareholders, and will be sent to shareholders without charge upon request. The 2006 Annual Financial Report can be requested by telephone (Australia: 1800 232 867), Overseas: 61 3 9415 4000) and by Internet at www.paperlinx.com.au

INCOME STATEMENT

For the year ended 30 June	CONSOLIDATED 2007 $M	2006 $M
Revenue	7,817.3	7,344.8
Other income	15.3	30.5
Expenses	(7,642.1)	(7,223.3)
Result from operating activities	190.5	152.0
Financial income	6.3	7.3
Financial expenses	(82.9)	(73.1)
Net financing costs	(76.6)	(65.8)
Profit before tax	113.9	86.2
Tax expense	(34.3)	(21.5)
Profit after tax expense but before profit from discontinued operations	79.6	64.7
Profit from discontinued operations, net of tax	0.6	0.7
Profit for the period	80.2	65.4
Profit for the period attributable to:		
Equity holders of PaperlinX Limited	80.1	65.4
Minority interest	0.1	-
	80.2	65.4
Basic earnings per share (cents)	16.4	14.7
Basic earnings per share from continuing operations (cents)	16.3	14.5
Diluted earnings per share (cents)	16.3	14.5
Diluted earnings per share from continuing operations (cents)	16.2	14.3

The income statement is to be read in conjunction with the discussion and analysis on page 6 and the notes 1 to 10 to the financial statements, as attached.

STATEMENT OF RECOGNISED INCOME AND EXPENSE

For the year ended 30 June	CONSOLIDATED 2007 $M	2006 $M
Net foreign exchange differences on translation of overseas subsidiaries	(42.9)	26.7
Actuarial gains on defined benefit plans	20.6	30.0
Net income recognised in equity	(22.3)	56.7
Profit for the period	80.2	65.4
Total recognised income for the period	57.9	122.1
Total recognised income for the period attributable to:		
Equity holders of PaperlinX Limited	57.8	122.1
Minority interest	0.1	-
	57.9	122.1
Effects of change in accounting policy - Adjustment to comply with AASB139 Financial Instruments: Recognition and Measurement		
Equity holders of PaperlinX Limited	-	0.3
Minority interest	-	-
	-	0.3

The statement of recognised income and expense is to be read in conjunction with the discussion and analysis on page 6 and the notes 1 to 10 to the financial statements, as attached.

BALANCE SHEET

As at 30 June	CONSOLIDATED 2007 $M	CONSOLIDATED 2006 $M
CURRENT ASSETS		
Cash and cash equivalents	448.8	455.1
Trade and other receivables	1,564.0	1,541.8
Inventories	861.2	864.1
Assets classified as held for sale	-	19.6
TOTAL CURRENT ASSETS	2,874.0	2,880.6
NON-CURRENT ASSETS		
Receivables	17.7	8.9
Investments	13.3	14.1
Property, plant and equipment	1,066.6	990.8
Intangible assets	417.9	421.6
Deferred tax assets	52.9	74.4
TOTAL NON-CURRENT ASSETS	1,568.4	1,509.8
TOTAL ASSETS	4,442.4	4,390.4
CURRENT LIABILITIES		
Trade and other payables	1,256.8	1,172.9
Loans and borrowings	494.9	221.7
Income tax payable	5.1	9.6
Employee benefits	47.1	41.4
Provisions	19.1	13.8
Liabilities classified as held for sale	-	0.9
TOTAL CURRENT LIABILITIES	1,823.0	1,460.3
NON-CURRENT LIABILITIES		
Payables	53.8	93.1
Loans and borrowings	565.7	1,136.7
Deferred tax liabilities	48.9	43.4
Employee benefits	37.8	37.3
Provisions	7.6	10.9
Deferred income	0.5	-
TOTAL NON-CURRENT LIABILITIES	714.3	1,321.4
TOTAL LIABILITIES	2,537.3	2,781.7
NET ASSETS	1,905.1	1,608.7
EQUITY		
Issued capital	1,701.5	1,691.9
Reserves	(87.9)	(45.0)
Retained profits	15.0	(38.2)
Total equity attributable to holders of ordinary shares of PaperlinX Limited	1,628.6	1,608.7
PaperlinX step-up preference securities	276.4	-
Minority interest	0.1	-
TOTAL EQUITY	1,905.1	1,608.7

The balance sheet is to be read in conjunction with the discussion and analysis on page 6 and the notes 1 to 10 to the financial statements, as attached.

STATEMENT OF CASH FLOWS

For the year ended 30 June	CONSOLIDATED 2007 $M	2006 $M
CASH FLOWS FROM OPERATING ACTIVITIES		
Receipts from customers	7,803.6	7,390.7
Payments to suppliers and employees	(7,578.7)	(7,072.9)
Dividends received	0.5	0.8
Interest received	6.3	5.7
Interest paid	(82.6)	(69.6)
Income taxes paid	(16.3)	(6.1)
Other income received	10.1	11.2
NET CASH FROM OPERATING ACTIVITIES	142.9	259.8
CASH FLOWS FROM INVESTING ACTIVITIES		
Loans advanced to other persons	(0.1)	(0.9)
Acquisition of:		
Controlled entities and businesses (net of cash and bank overdraft acquired)	(35.3)	(100.9)
Property, plant and equipment and intangibles	(177.4)	(101.4)
Partial refund of the purchase price in relation to an acquisition in a prior period	8.7	-
Proceeds from the sale of:		
Controlled entities and businesses (net of cash and bank overdraft disposed)	32.0	-
Discontinued operations	15.9	
Property, plant and equipment	24.0	51.1
NET CASH USED IN INVESTING ACTIVITIES	(132.2)	(152.1)
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid	(33.8)	(77.8)
Proceeds from employee share plan loans	0.1	0.1
Proceeds on issue of step-up preference securities	285.0	-
Issue costs of step-up preference securities	(8.6)	-
Proceeds from options exercised	0.8	-
Proceeds from borrowings	1,431.6	1,156.1
Repayment of borrowings	(1,666.8)	(1,171.3)
Principal finance lease repayments	(0.2)	-
NET CASH FROM / (USED) IN FINANCING ACTIVITIES	8.1	(92.9)
NET INCREASE IN CASH AND CASH EQUIVALENTS	18.8	14.8
Cash and cash equivalents at the beginning of the period	453.9	427.8
Effect of exchange rate changes on cash	(23.9)	11.3
Cash and cash equivalents at the end of the period	448.8	453.9

The statement of cash flows is to be read in conjunction with the discussion and analysis on page 6 and the notes 1 to 10 to the financial statements, as attached.

DISCUSSION AND ANALYSIS

This discussion and analysis is provided to assist readers in understanding the concise financial report of PaperlinX Limited. The concise financial report has been derived from the full 2007 financial report.

Income Statement

The consolidated profit after tax was $80.1 million compared to the prior year of $65.4 million, up 22%. Earnings before interest and tax ("EBIT") of $185.5 million were up 22% on the prior year. EBIT included a range of one-off items both positive and negative. Reported profit included a net loss of $12.2 million attributable to one-off costs associated with the implementation of the Group's key strategic initiatives being partly offset by profit on sale of non-core assets.

The Paper Merchanting business achieved EBIT of $205.2 million, up 9% from $188.9 million in the prior year, helped by the inclusion of Spicers Canada for the full period. Earnings include a net loss of $(1.6) million, where profit on sale of surplus property assets only partly offset one-off restructuring costs associated with a number of strategic initiatives being undertaken in the paper merchanting business. Paper selling prices in our key European market were generally weak for coated woodfree paper, while uncoated woodfree benefited from increases in all regions. Sales volumes were up 2%, partly due to Spicers Canada, with volumes reduced in the UK, the Netherlands and New Zealand, mainly in the lower value indent (direct) volumes.

Operating earnings were impacted by higher earnings in Europe, up 11% in local currency, and North America, up 36% in local currency, which reflected the inclusion of Spicers Canada (9% excluding Spicers Canada). Australia, New Zealand and Asia were down 47% where the earnings remained under significant pressure from lower priced paper imports and currency impacts.

Paper Merchanting return on average funds employed increased to 11.9% from 11.4% in the prior year, and remains above the cost of capital. Overall expenses rose 2.1% (adjusting for acquisitions and direct currency). The year end working capital to sales ratio reduced to 13.5% from 14.7%. Average working capital for 2007 was in line with the prior year after adjusting for acquisitions.

Earnings from Australian Paper have remained under significant pressure but have seen the benefit of internal initiatives, cost control and efficiency programmes. EBIT of $10.2 million included a net $(10.6) million charge due primarily to restructuring and implementation costs associated with the Maryvale Mill pulp capacity upgrade including the outsourcing of the Maryvale Mill wood yard, partly offset by one-off gains on non-core asset sales. The continued impact of depressed Australian paper selling prices, as a combined result of a strong Australian dollar relative to the US dollar and over supply in global paper markets, and higher input costs, up $26 million compared to the prior year, have been absorbed. The current environment has not allowed these cost increases to be passed on. Overall sales volumes were down 3%.

During the year, plant operating efficiencies and supply chain costs have improved with targeted mix improvements seen. Strategic initiatives have also begun to deliver benefits, including the upgrade of the Maryvale number 1 sack kraft machine, the closure of the Shoalhaven number 1 and 2 paper machines and the creation of PaperlinX Office.

The first major shut for the pulp mill upgrade was completed on time despite industrial relations and weather issues. To date, over 90% of equipment and 30% of labour has been expended on the pulp mill upgrade. Two more major shuts are scheduled during the 2008 fiscal year. The cost of the project is now expected to be up to 25% above the original estimate of $203 million. The key impacts on costs result from higher material costs and the tight labour market in Australia, with industrial relations and weather the key risks to timely completion. Benefits to be realised in 2009 are expected to deliver returns in line with expectations, assisted by high imported pulp prices.

Corporate was a net cost of $29.9 million, compared to the prior year net cost of $33.2 million.

Net interest increased 8.9% to $70.9 million due to an increase in floating interest rates and changes to the domicile of debt.

The operating income tax expense rose to 30% of profit before tax, from 25% in the prior year, reflecting the shift in regional profit mix.

During March 2007 $285 million of hybrid securities in the form of PaperlinX Step-up Preference Securities (SPS) were issued to Australian investors. This issue reduced debt, strengthened the Group's balance sheet, provided increased financial flexibility. The distribution for this instrument for the 2007 financial year was $2.3033 per security which totalled $6.6 million.

The net profit after tax and distributions provided in respect of PaperlinX Step-up Preference Securities (SPS) translated into basic earnings per share of 16.4 cents.

Balance Sheet

At 30 June 2007, total assets were $4,442 million. The group's gearing, measured as net debt to net debt plus equity, was 24.3% which is stronger than the Group's target range of 40% to 50%. Net debt at June 2007 was $612 million, compared to the prior year of $903 million.

Net trade working capital for the Group at 30 June 2007 was $1,212 million which was 5% lower than June 2006. The working capital to sales ratio continued to show improvement reducing to 15.5% versus 16.6% at June 2006 and the thirteen month rolling average fell from 18.9% to 17.9% after adjusting for foreign currency.

Significant progress was made in reducing the company's net liability for superannuation defined benefit plans. As at 30 June 2007 the net liability was $38.4 million, a reduction of $49.4 million from 30 June 2006.

Statement of Cash Flows

Cash generated by operations excluding movements in current and non-current assets and liabilities was $178 million, a slight improvement over prior year of $172 million. Net cash flow from operating activities was at $143 million, down $117 million over prior year primarily due to currency movements and shifts in other receivables and payables.

Capital expenditure in the period was $212.7 million ($112.4 million, excluding the pulp mill project, 111% of depreciation). No significant new expenditures have been committed to over the past six months. The cost of the pulp project is now expected to be within 25% of the original estimate of $203 million.

Note 1. Accounting policies

(1) **Basis of preparation of concise financial report**

The concise financial report has been prepared in accordance with the Corporations Act 2001, Accounting Standard AASB 1039 *Concise Financial Reports* and applicable Urgent Issues Group Consensus Views. The financial statements and specific disclosures required by AASB 1039 have been derived from the consolidated entity's full financial report for the financial year. Other information included in the concise financial report is consistent with the consolidated entity's full financial report. The concise financial report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

The financial report is prepared on the historical cost basis except that the following assets and liabilities are stated at their fair value: derivative financial instruments, financial instruments held for trading and financial instruments classified as available-for-sale.

A full description of the accounting policies adopted by the consolidated entity may be found in the consolidated entity's full financial report.

These accounting policies have been consistently applied by each entity in the consolidated entity and are consistent with those of the previous year.

The presentation currency is Australian dollars.

Note 2. Revenue

	CONSOLIDATED	
	2007	2006
Sales of goods	7,814.1	7,342.1
Commissions	3.2	2.7
Total revenue	7,817.3	7,344.8

		CONSOLIDATED	
		2007 $M	2006 $M
Note 3.	**(a) Dividends on PaperlinX Limited ordinary shares**		
	Interim dividend paid:		
	• 5 cents per share paid on 5 April 2007, Nil% franked at a rate of 30% tax rate on fully paid shares (2)	22.4	-
	• 5.5 cents per share paid on 5 April 2006, Nil% franked at a 30% tax rate on fully paid shares (1)	-	24.6
	Final dividend paid:		
	• 4.5 cents per share paid on 13 October 2006, Nil% franked at a 30% tax rate on fully paid shares (1)	20.1	-
	• 12 cents per share paid on 28 September 2005, Nil% franked at a 30% tax rate on fully paid shares (1)	-	53.5
		42.5	78.1

(1) Paid out of profits measured in accordance with Australian Accounting Standards and other financial reporting requirements applicable for the year ended 30 June 2006.

(2) Paid out of profits measured in accordance with Australian equivalents to International Financial Reporting Standards and issued by the Australian Accounting Standards Board and the financial reporting requirements applicable for the year ended 30 June 2007.

PaperlinX Limited has declared a dividend, at the date of this report, on ordinary shares payable 26 September 2007 – 6.0 cents per share, unfranked on fully paid shares. This dividend has not been provided for in the accounts as at 30 June 2007.

It is expected that the interim dividend in respect of the year ending 30 June 2008 will be unfranked.

	2007 $M	2006 $M
(b) Distributions on PaperlinX step-up preference securities		
• Rate of 9.04% for the period 30 March 2007 to 30 June 2007, inclusive (1)	6.6	-
	6.6	-

(1) This distribution was provided for at 30 June 2007 and paid on 2 July 2007. The distribution rate for the period 30 June 2007 to 31 December 2007 is 8.97%.

		CONSOLIDATED	
		2007 $M	2006 $M
Note 4.	**Issued capital**		
	Issued and paid-up share capital 448,737,560 ordinary shares (2006: 446,182,209 ordinary shares)	1,703.5	1,694.2
	Employee share plan loans	(2.0)	(2.3)
	Total issued capital	1,701.5	1,691.9
	Movement in ordinary share capital:		
	Balance at beginning of year	1,694.2	1,694.2
	180,000 (2006: Nil) shares issued at $3.13 each pursuant to options exercised	0.6	-
	32,500 (2006: 10,000) shares issued at $3.32 each pursuant to options exercised	0.1	-
	25,000 (2006: Nil) shares issued at $3.50 each pursuant to options exercised	0.1	-
	1,585,971 (2006: Nil) shares issued at $3.50 each pursuant to the dividend reinvestment plan for final 2006 dividend	5.5	-
	731,880 (2006: Nil) shares issued at $4.09 each pursuant to the dividend reinvestment plan for interim 2007 dividend	3.0	-
	Balance at end of year	1,703.5	1,694.2
	Movement in employee share plan loans:		
	Balance at beginning of year	(2.3)	(2.7)
	Repayments	0.3	0.4
	Balance at end of year	(2.0)	(2.3)

		CONSOLIDATED	
		2007	2006
		$M	$M
Note 5.	Reserves		
	Reserve for own shares		
	Balance at beginning of year	(9.7)	(9.7)
	Balance at end of year	(9.7)	(9.7)
	Exchange fluctuation reserve		
	Balance at beginning of year	(35.3)	(62.0)
	Exchange fluctuation on translation of overseas subsidiaries	(42.9)	26.7
	Balance at end of year	(78.2)	(35.3)
	Total reserves	(87.9)	(45.0)

Nature and purpose of reserves

Reserve for own shares

The reserve for own shares represents the value of shares held by an equity compensation plan that the consolidated entity is required to include in the consolidated financial statements. This reserve will be reversed against share capital when the underlying shares vest in the employee. No gain or loss is recognised in profit or loss on the purchase, sale issue or cancellation of the consolidated entity's own equity instruments.

Exchange fluctuation reserve

The translation reserve records the foreign currency differences arising from the translation of the financial statements of foreign subsidiaries and the impact of transactions that hedge the company's net investment in a foreign operation, net of tax.

		CONSOLIDATED	
		2007	2006
Note 6.	**Retained profits**		
	Retained profits at beginning of year	(38.2)	(58.1)
	Adjustment to comply with AASB139 Financial Instruments: Recognition and Measurement	-	(0.3)
	Net profit attributable to equity holders of PaperlinX Limited	80.1	65.4
	Employee share options and rights	1.6	2.9
	Actuarial gains on defined benefit plans	20.6	30.0
	Dividends paid on PaperlinX Limited ordinary shares	(42.5)	(78.1)
	Distributions provided on PaperlinX step-up preference securities	(6.6)	-
	Retained profits at end of the year	15.0	(38.2)

		CONSOLIDATED	
		2007	2006
Note 7.	**PaperlinX step-up preference securities**		
	Balance at beginning of year	-	-
	Proceeds on issue	285.0	-
	Issue costs	(8.6)	-
	Balance at end of year	276.4	-

The PaperlinX SPS Trust was established during the year for the purpose of issuing a new security called PaperlinX Step-up Preference Securities (PSPS). The PSPS are perpetual, preferred units in the PaperlinX SPS Trust and on 30 March 2007, 2,850,000 PSPS were issued at an issue price of $100 per security raising $285 million. The PSPS are listed on the ASX under 'PXUPA'.

Distributions on the PSPS are at the discretion of the Trustee and are paid on a floating rate, unfranked, non-cumulative, discretionary and semi-annual basis. Distributions are therefore only paid after declaration by the Trustee. If a distribution is not paid in full, the distribution does not accumulate and may never be paid on the PSPS. If a distribution is not paid in full, PaperlinX Limited will be prohibited from paying dividends or making other distributions on any class of its share capital until such time as scheduled distributions are paid by the Trust. The first distribution date for the PSPS was 30 June 2007 and the amount provided at that date was paid on 2 July 2007 and is scheduled on a six monthly basis thereafter. The distribution rate is the 180 day bank bill swap rate plus a margin of 2.40%. The first periodic remarketing date is 30 June 2012 and provides the issuer with the following options:

- conduct a remarketing process to establish a new margin and add or adjust such other terms of the PaperlinX SPS as it may request, to apply until the next remarketing date;
- realise PaperlinX SPS (redeem for cash, exchange for PaperlinX Limited ordinary shares or resell to a third party); or
- begin paying distributions at the step-up margin on the PaperlinX SPS.

		CONSOLIDATED	
		2007	2006
		$M	$M
Note 8.	**Contingent liabilities**		
	Contingent liabilities arising in respect of related bodies corporate:		
	• Bank guarantees (trade)	12.5	7.3
	Total contingent liabilities	12.5	7.3

The bank guarantees (trade), the beneficiaries of which are third parties, are primarily in relation to the importation of products.

Capital expenditure is incurred annually to enhance environmental performance. There can be no assurance that material new expenditure will not be required as a result of new information or regulatory requirements with respect to known sites or identification of new remedial obligations at other sites.

Under the terms of the ASIC Class Order 98/1418 dated 13 August 1998 (as amended) PaperlinX Limited and certain subsidiaries have entered into approved deeds for the cross guarantee of liabilities with those subsidiaries as identified in the consolidated entity's full financial report.

Note 9. Segment reporting

Business segments

The consolidated entity comprises the following main business segments, based on the consolidated entity's management and internal reporting system.

Segment	Description of Operations
Merchanting and Paper Trading	International paper merchant and paper trader supplying the printing and publishing industry and office supplies.
Communication Papers	Manufacture of office papers, graphic papers, converting papers and other speciality and coated papers.
Packaging Papers	Manufacture of packaging papers and industrial papers. Products include kraft liners, sack, kraft and light weight bag and industrial papers, sold predominantly to converting customers.
Corporate	Corporate operations.

Note 9. **Segment reporting (cont'd)**

	CONSOLIDATED			
	SEGMENT RESULT (3)	SEGMENT REVENUE	SEGMENT ASSETS	SEGMENT LIABILITIES
	$M	$M	$M	$M
For the year ended 30 June 2007				
Business segments				
Merchanting and Paper Trading				
• Continuing Operations	204.0	7,134.2	3,112.0	1,158.2
• Discontinued Operations	1.2	25.2	-	-
	205.2	7,159.4	3,112.0	1,158.2
Communication Papers	(0.4)	761.2	800.6	152.9
Packaging Papers	10.6	255.1	348.1	76.3
Australian Paper	10.2	1,016.3	1,148.7	229.2
Corporate	(29.9)	-	128.8	35.3
Profit before net interest and tax	185.5			
Net interest (1)	(70.9)			
Profit before tax	114.6			
Tax expense (1)	(34.4)			
Profit for the period	80.2			
Inter-segment sales (2)		(336.4)		
Unallocated assets (deferred tax balances)			52.9	
Unallocated liabilities (6)				1,114.6
Total	80.2	7,839.3	4,442.4	2,537.3

Note 9. **Segment reporting (cont'd)**

	CONSOLIDATED			
	SEGMENT RESULT (3)	SEGMENT REVENUE	SEGMENT ASSETS	SEGMENT LIABILITIES
	$M	$M	$M	$M
For the year ended 30 June 2006				
Business segments				
Merchanting and Paper Trading				
• Continuing Operations	187.6	6,661.8	3,208.3	1,166.0
• Discontinued Operations	1.3	29.5	19.6	0.9
	188.9	6,691.3	3,227.9	1,166.9
Communication Papers	(8.6)	779.2	734.1	129.1
Packaging Papers	5.3	241.8	298.4	41.6
Australian Paper	(3.3)	1,021.0	1,032.5	170.7
Corporate	(33.2)	-	55.6	32.7
Profit before net interest and tax	152.4			
Net interest (1)	(65.1)			
Profit before tax	87.3			
Tax expense (1)	(21.9)			
Profit for the period	65.4			
Inter-segment sales (2)		(340.7)		
Unallocated assets (deferred tax balances)			74.4	
Unallocated liabilities (6)				1,411.4
Total	65.4	7,371.6	4,390.4	2,781.7

Note 10. **Events subsequent to balance date**

Dividends on PaperlinX Limited ordinary shares

For dividends declared after 30 June 2007, see Note 3.

Distributions on PaperlinX step-up preference securities

For the distribution rate for the period 30 June 2007 to 31 December 2007, see Note 3.

In the opinion of the directors of PaperlinX Limited the accompanying concise financial report including the remuneration disclosures that are contained in sections 1 to 3 and sections 5 to 7 of the Remuneration Report in the Directors' Report of the consolidated entity, comprising PaperlinX Limited and the entities it controlled for the financial year ended 30 June 2007 set out on pages 1 to 17:

a) has been derived from or is consistent with the full financial report for the financial year; and

b) complies with Australian Accounting Standard AASB 1039 *Concise Financial Reports*.

Signed in accordance with a resolution of the directors:

David E Meiklejohn *Chairman*	Thomas P Park *Managing Director and Chief Executive Officer*

Dated at Melbourne, in the State of Victoria, this 23rd day of August 2007.

INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF PAPERLINX LIMITED

The accompanying concise financial report of PaperlinX Limited (the "Company") and its controlled entities (the "Consolidated Entity") which comprises the balance sheet as at 30 June 2007, the income statement, statement of recognised income and expenses and cash flow statement for the year ended on that date, other explanatory notes 1 to 10 and the discussion and analysis on the balance sheet, income statement, statement of recognised income and expenses and cash flow statement is derived from the audited financial report of PaperlinX Limited for the year ended 30 June 2007. We expressed an unmodified audit opinion on those financial statements and the remuneration disclosures contained in the Directors' report in our report dated 23 August 2007.

The concise financial report does not contain all the disclosures required by Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. Reading the concise financial report is not a substitute for reading the audited financial report of PaperlinX Limited.

Directors' responsibility for the concise financial report
The directors of the Company are responsible for preparing and presenting the concise financial report in accordance with Australian Accounting Standard AASB 1039 *Concise Financial Reports*.

Auditor's responsibility
Our responsibility is to express an opinion on the concise financial report based on our audit procedures. We have conducted an independent audit in accordance with Australian Auditing Standards. These Australian Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the concise financial report is free of material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the concise financial report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the concise financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the concise financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the reasonableness of accounting estimates made by the directors, as well as evaluating the over presentation of the concise financial report.

Our procedures in respect of the audit of the concise financial report include testing that the information in the concise financial report and is consistent with the full financial report and examination, on a test basis, of evidence supporting the amounts, discussion and analysis, and other disclosures which were not directly derived from the full financial report. These procedures have been undertaken to form an opinion whether, in all material respects, the concise financial report is fairly presented in accordance with Australian Accounting Standard AASB 1039 *Concise Financial Reports*.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Auditor's opinion

In our opinion the concise financial report of the Consolidated Entity, comprising PaperlinX Limited and its controlled entities for the financial year ended 30 June 2007 complies with Australian Accounting Standard AASB 1039 *Concise Financial Reports*.

KPMG

Peter Jovic
Partner

Melbourne
23 August 2007

Item 7

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	PAPERLINX LIMITED
ABN	70 005 146 350

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Lindsay James Yelland
Date of last notice	16 April 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	29 August 2007
No. of securities held prior to change	35,460 - Direct 25,911 - Indirect 9,549
Class	Fully paid ordinary shares
Number acquired	3,297
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.32 per share
No. of securities held after change	38,757 - Direct 29,208 - Indirect 9,549
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market purchase pursuant to the Non-Executive Director Share Plan

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**PAPERLINX LIMITED**
ABN	**70 005 146 350**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Andrew Frank Guy
Date of last notice	16 April 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	29 August 2007
No. of securities held prior to change	80,048 - Direct 8,436 - Indirect 71,612
Class	Fully paid ordinary shares
Number acquired	1,799
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.32 per share
No. of securities held after change	81,847 - Direct 10,235 - Indirect 71,612
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market purchases pursuant to the Non-Executive Director Share Plan

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Item 8

PaperlinX Limited
ACN 005 146 350
307 Ferntree Gully Road, Mt Waverley
Victoria 3149 Australia
Tel: +61 3 8540 2264
Fax: +61 3 8540 2291

7 September 2007

Company Announcements Office
Australian Securities Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dividend Reinvestment Plan ('DRP') Issue Price

The DRP issue price, with respect to the Final Dividend declared on 24 August 2007, is $3.34.

The issue price is based on the 5 day volume weighted average price of PaperlinX Ltd's securities traded on the ASX from 30 August 2007 (ex-dividend date) to 5 September 2007 (record date).

The new securities issued under the DRP will rank equally with existing securities. The DRP securities will be issued on the dividend payment date of 26 September 2007.

Yours sincerely,

James Orr
Company Secretary

Item 9

PaperlinX

PaperlinX Limited ABN 70 005 146 350
Share Registry:
Computershare Investor Services Pty Limited
GPO Box 2975 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 662 058
(outside Australia) +61 3 9415 4021
Facsimile +61 3 9473 2555
web.queries@computershare.com
www.computershare.com.au

21 September, 2007

Dear Shareholder

I have pleasure in inviting you to attend the 2007 Annual General Meeting of PaperlinX Limited and enclose the Notice of Meeting, which sets out the items of business. The meeting will be held in the Ballroom of the Four Seasons Hotel Sydney, 199 George Street Sydney NSW, 2000 on Thursday, 25 October 2007 at 11.00am. Registration will commence at 10.00am.

Please bring this letter and proxy form with you to facilitate registration.

If you are unable to attend the meeting, we encourage you to complete the attached proxy form. To be valid the proxy form must be returned in the envelope provided or faxed to our share registry on (03) 9473 2555 so that it is received by 11.00am on 23 October, 2007.

Corporate shareholders who wish to appoint a representative to attend on their behalf should complete a "Certificate of Appointment of Representative". A form of this certificate may be obtained from the Company's share registry (details above).

Shareholders are invited to submit questions to the Company in advance of the meeting. Questions may be submitted in writing or through the Contact Us form on the PaperlinX website: www.paperlinx.com.

I look forward to your attendance at the meeting.

Yours sincerely

David E Meiklejohn
Chairman

Encl:

Notice of Annual General Meeting

PaperlinX

PaperlinX Limited ABN 70 005 146 350

The eighth Annual General Meeting of PaperlinX Limited (the Company) will be held in the Four Seasons Hotel Sydney, 199 George Street, Sydney, NSW 2000 on Thursday, 25 October 2007 at 11.00am. Registration will commence at 10.00am.

Ordinary Business

1. Financial statements and reports

To receive and consider the financial statements, Directors' Report and Auditor's Report for the year ended 30 June 2007.

2. Election and re-election of Directors

To elect and re-elect Directors in accordance with the Company's Constitution:

(a) Mr David E Meiklejohn retires and, being eligible, offers himself for re-election.

(b) Mr Barry J Jackson retires and, being eligible, offers himself for re-election.

(c) Mr James W Hall, who having been appointed since the last Annual General Meeting, retires and, being eligible, offers himself for election.

(Information on these Directors is set out in the attached explanatory notes.)

3. Remuneration Report

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

'That the Remuneration Report for the year ended 30 June 2007 (as set out in the Directors' Report) be adopted.'

(The vote on this resolution is advisory only.)

Special Business

4. Issue of Performance Share Rights and Performance Share Options to Managing Director under Long-Term Incentive Plan

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

'That the Company approves the issue, under a long-term incentive plan, to the Managing Director, Mr Thomas P Park, of up to 313,160 Performance Share Rights and 149,120 Performance Share Options to acquire ordinary shares in the capital of the Company, subject to achievement of performance conditions and on the other terms as set out in the Explanatory Notes accompanying this Notice of Meeting.'

5. Issue of Performance Share Rights and Performance Share Options to Managing Director under Managing Director's Strategic Initiatives Share Plan

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

'That the Company approves the issue, under a Managing Director's Strategic Initiatives Share Plan, to the Managing Director, Mr Thomas P Park, of up to 500,000 Performance Share Rights and up to 500,000 Performance Share Options to acquire ordinary shares in the capital of the Company, subject to achievement of performance conditions and on the other terms as set out in the Explanatory Notes accompanying this Notice of Meeting.'

Voting exclusion statement on items 4 and 5:

The Company will disregard any votes cast on these resolutions by:

- Mr T P Park;
- any other Director who is eligible to participate in any Company share plan; or
- any of their respective associates.

However, the Company need not disregard a vote if it is cast by:

- a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- a person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides (and the acknowledgment box on the proxy form in relation to items 4, 5 and 6 is marked).

The Chairman will vote any undirected proxies in favour of the resolution.

6. Increase in aggregate cap of Non-executive Directors' Fees

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

'That the aggregate maximum sum available for remuneration of Non-executive Directors is increased by $175,000 from $1,085,000 per year to $1,260,000 per year.'

Voting exclusion statement on item 6:

The Company will disregard any votes cast on this resolution by a Director of the Company or an associate of a Director.

However, the Company need not disregard a vote if it is cast by:

- a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- a person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides (and the acknowledgment box on the proxy form in relation to items 4, 5 and 6 is marked).

The Chairman will vote any undirected proxies in favour of the resolution.

Information for Shareholders

Attendance at the meeting and questions in advance

If you are planning to attend the meeting, please bring the Chairman's letter and proxy form with you to facilitate registration.

In addition to being given a reasonable opportunity to ask questions at the meeting, shareholders are invited to submit questions in advance. They may be submitted in writing or through the Contact Us form on the PaperlinX website at www.paperlinx.com.

Voting

For the purpose of voting at the meeting, Directors have determined that persons holding shares in PaperlinX Limited that are listed for quotation on the ASX at 7.00pm Melbourne time on Tuesday, 23 October 2007 will be treated as shareholders of the Company.

Appointment of proxies

A proxy form accompanies this Notice of Annual General Meeting.

A shareholder entitled to attend and vote is entitled to appoint not more than two proxies. A proxy need not be a shareholder.

Where the Chairman is appointed proxy, he will vote in accordance with the shareholder's directions as specified on the proxy form or, in the absence of a direction, in favour of the resolutions contained in the Notice of Meeting.

Where a shareholder wishes to appoint two proxies, an additional proxy form may be obtained by contacting the Company's Share Registrar, Computershare. A shareholder appointing two proxies may specify the proportion or number of votes each proxy is appointed to exercise. If a shareholder appoints two proxies and does not specify each proxy's percentage of voting rights, the rights are deemed to be 50 per cent each. Fractions of votes are to be disregarded.

To be valid, the proxy form, and any authority under which the form is signed, must be received by Computershare prior to 11.00am, Melbourne time on Tuesday, 23 October 2007. Proxies may be returned by mail in the reply paid envelope provided or by hand to 452 Johnston Street, Abbotsford, Victoria 3067 or by facsimile +61 (0) 3 9473 2555.

By order of the Board

James Orr
Company Secretary
Melbourne
21 September 2007

Item 1 – Financial statements and reports
The financial statements of the Company and its controlled entities for the year ended 30 June 2007 and the Directors' Report and Auditor's Report are set out in the PaperlinX Full Year Financial Report 2007. No vote will be taken on these.

Item 2 – Election and re-election of Directors
Rule 63 of the Company's Constitution requires one-third of the Non-executive Directors of the Company to retire by rotation every year; however, they are eligible for re-election.

This year two Directors, Mr David E Meiklejohn and Mr Barry J Jackson are required to retire; however, being eligible they each offer themselves for re-election.

Profiles of both Directors follow:



David E Meiklejohn
BCom, Dip Ed, FCPA, FAIM, FAICD
(Chairman) Age 65

Appointed a Director and Chairman in December 1999. An experienced company director with a solid financial background and over 40 years experience in paper manufacturing and distribution businesses. Currently a Director of ANZ Banking Group Limited (from October 2004), Coca-Cola Amatil Limited (from February 2005) and Mirrabooka Investments Limited (from March 2006). Previous roles include Chief Financial Officer of Amcor Limited and a Director of Amcor Limited (1985–2000); Chairman of SPC Ardmona Limited (2002–2005); Deputy Chairman of GasNet Australia Limited (2001–2004); and a Director of OneSteel Limited (2001–2005) and WMC Resources Limited (2002–2005). President of Melbourne Cricket Club (since Feb 2007). He is the Chairman of the Nomination & Governance Committee and a member of the Audit Committee, the Remuneration & HR Committee and the Safety & Environment Committee.



Barry J Jackson
BCom (Hons), MAICD
(Non-executive Director) Age 62

Appointed a Director in February 2000. Over 30 years experience in manufacturing and industrial marketing in Australian and international markets. Currently a Director of Alesco Corporation Ltd (from November 2001), Equity Trustees Limited (from September 2002) and St Vincent's Institute of Medical Research in Melbourne (from February 2002). A former Managing Director of Pacifica Group Limited (1995–2001) and Director of CSR Limited (April 2003–March 2007). He is the Chairman of the Remuneration & HR Committee and a member of the Audit Committee and the Nomination & Governance Committee.

Rule 50 of the Company's Constitution allows the Board to appoint an additional director to the Board, but any Director appointed under this Rule may hold office only until the next Annual General Meeting of the Company and is then eligible for election at that meeting. Mr James W Hall was appointed as an additional Director during the year, thus is required to retire at this Annual General Meeting; however, being eligible has offered himself for election.



James W Hall
BCom (Acc), FCPA, MAICD
(Non-executive Director) Age 56

Appointed a Director in May 2007. An experienced company director with a strong background in finance and commercial matters. He has over 32 years experience in financial management, including senior management roles at BHP Billiton and Orica. Currently a Director of Alesco Corporation Limited (since July 2005), the ConnectEast Group (since June 2005), Symbion Health Limited (since June 2005), Centro Properties Group (since September 2005) and a member of JP Morgan Advisory Council (Australia) since May 2005. A former executive director finance of Orica Limited (Feb 2002–April 2005). He is a member of the Audit Committee and the Safety & Environment Committee.

Item 3 – Remuneration Report
The Corporations Act requires a non-binding resolution to be put to shareholders for the adoption of the Remuneration Report. The Remuneration Report is contained in the PaperlinX Concise Annual Report 2007.

Additional copies of the Remuneration Report will be available at the meeting.

The shareholder vote is advisory only and will not bind the Directors or the Company. The vote will, however, be taken into consideration in determining future remuneration policy for Directors and executives.

Item 4 – Issue of Performance Share Rights and Performance Share Options to Managing Director under Long-Term Incentive Plan

Introduction
Shareholders are asked to approve for all purposes (including ASX Listing Rule 10.14) the issue of up to 313,160 Performance Share Rights (PSRs) and 149,120 Performance Share Options (POs) to the Managing Director, Mr T P Park under a Long-Term Incentive Plan (LTIP). If approved by Shareholders, the PSRs and POs will be issued as soon as possible, and no later than 12 months after the Annual General Meeting.

The PSRs and POs will only vest if the performance hurdles relating to total shareholder return (TSR) and earnings per share (EPS) are met as set out below. No dividends are paid with respect to PSRs and POs. Shares resulting from the exercise of PSRs and POs, following their vesting, will have full voting and dividend rights corresponding to the rights of other holders of ordinary shares in the Company.

Shareholder approval was gained at the 2004 Annual General Meeting for the issue of 300,000 POs to Mr T P Park under the LTIP. ASX Listing Rule 10.14 requires shareholder approval for the issue of securities under an employee incentive scheme to a Director, however it is not required if shares are purchased on-market. Shareholders approval is being sought for this issue to give the Company future flexibility and in the interests of transparency and good governance.

Background
PaperlinX established a LTIP at the time of the de-merger from Amcor Limited and, pursuant to that Plan, rights and options have been issued to employees over the past seven years.

The LTIP comprises PSRs and POs. The shares relating to the PSRs and POs are either issued or purchased on-market and held in trust for distribution to participants if the performance criteria are satisfied.

The vesting of PSRs and POs is dependent on the performance criteria, summarised below, being met over the relevant measurement period.

If the performance criteria have not been met by the end of the relevant measurement period, the PSRs and POs will lapse. The Board has a discretion in limited circumstances to make a pro rata vesting if an employee ceases employment with the Company prior to the end of the measurement period.

Performance measures and hurdles
The performance hurdles for the LTIP are relative total shareholder return (TSR) and earnings per share (EPS) growth. Each hurdle applies to 50 percent of the grant.

Relative total shareholder return is measured over the relevant period against the performance of ASX 200 companies. The TSR performance condition relates to the 'total shareholder return' of PaperlinX relative to the total shareholder return of all stocks which have been included in the ASX's S&P/ASX200 for the whole of the measurement period (Comparators).

Both PaperlinX's TSR and the Comparators' TSRs will be based on ASX share price movements plus dividends paid on the shares (on a pre-tax basis) notionally reinvested to purchase additional shares at the market price prevailing on the date the shares begin trading ex the relevant dividend. As far as possible, this will be determined in the same way as changes in the ASX Accumulation Indexes are determined.

If PaperlinX ranks below the 50th percentile of the ASX 200 group, executives are not able to exercise any awards (i.e. PSRs or POs) in respect of this criterion. PaperlinX needs to perform in the top 20 per cent for executives to obtain the maximum benefit. Pro rata arrangements apply for a TSR ranking at or greater than the 50th but less than the 80th percentile.

The second performance criterion relates to growth in earnings per share. To obtain the maximum benefit of this criterion, earnings per share growth over the relevant measurement period must equal or exceed the aggregate growth in the Consumer Price Index (CPI) over the same period plus 5 per cent. No benefit accrues if the earnings per share growth over the period is 50 per cent or less of the aggregate growth in CPI plus 5 per cent. Pro rata arrangements apply for performance greater than 50 per cent but less than 100 per cent results.

Recent change to LTIP

In accordance with independent advice, the LTIP was amended on 1 July 2007, to introduce multiple testing periods for measuring performance against the TSR hurdle. This is considered appropriate for companies such as PaperlinX which operate in cyclical industries and have high volatility of earnings and share price performance. It also reduces the somewhat arbitrary nature of a single day test point at the end of the three-year measurement period. It is appropriate that a long-term incentive plan should be treated as part of a continuous and extended performance requirement which is the basis for regular annual grants.

For these reasons, the Board considered that TSR performance (but not EPS performance) should be measured at multiple testing points over an extended period, but that the maximum number of PSRs and POs which could vest in successive testing periods should be reduced as follows:

Testing period	Percentage of issue available for vesting
3 years	100% (50% TSR, 50% EPS).
3.5 years	100% of residual unvested proportion measured against TSR; 0% of residual unvested proportion measured against EPS.
4 years & 4.5 years	50% of residual unvested proportion measured against TSR; 0% of residual unvested proportion measured against EPS.

In all other respects, the LTIP is in the form previously advised to shareholders.

Performance Share Rights and Performance Options for Managing Director

The grant of PSRs and POs remains an essential component of the total remuneration for the Managing Director and it is proposed that 313,160 PSRs and 149,120 POs be issued to Mr T P Park for the measurement period commencing 1 July 2007. The number of PSRs proposed to be granted has been calculated on the basis of 70 per cent of Mr T P Park's total fixed remuneration (TFR), divided by the average cost of PaperlinX shares for the month of June 2007, which was $3.80. The number of POs proposed to be granted has been calculated on the basis of 10 per cent of Mr T P Park's TFR, divided by the option value for PaperlinX shares (30 per cent of the average cost of PaperlinX shares for June 2007).

No amount is payable on the grant of PSRs and POs. Each PSR will carry the right, upon vesting, to convert into one fully paid ordinary share at a zero exercise price. Each PO will carry the right, upon vesting and payment of the exercise price, to convert into one fully paid ordinary share.

The table below summarises details of the proposal.

Performance Share Rights	Measurement period
Maximum potential number available for vesting: 313,160	30 June 2010 (100% of issue measured against TSR & EPS)
Benchmark date: 30 June 2007	31 December 2010 30 June 2011
Exercise price : Nil	31 December 2011 (Residual unvested proportion measured against TSR)

Performance Options	Measurement period
Maximum potential number available for vesting: 149,120	30 June 2010 (100% of issue measured against TSR & EPS)
Benchmark date: 30 June 2007	31 December 2010 30 June 2011
Exercise price: $3.80 (VWAP for June 2007)	31 December 2011 (Residual unvested proportion measured against TSR)

VWAP = volume weighted average price of PaperlinX Limited ordinary shares on ASX for June 2007.

Directors who have received securities under the LTIP since the last approval and Directors who are eligible to participate in the LTIP

The names of the Directors or associates of Directors who have received securities under the LTIP since the last shareholder approval was given, the number of securities received and the acquisition price for each security are as follows.

Mr T P Park received 300,000 POs and Mr D G Abotomey received 150,000 POs under the LTIP at an exercise price of $4.84 in accordance with Shareholder approval gained at the 2004 Annual General Meeting. Mr D G Abotomey resigned as a Director on 31 December 2005. Details of all PSRs and POs issued to Mr T P Park have been included in the Company's Annual Report. None have vested to date. All executive Directors of the Company are eligible to participate in the LTIP. As Mr T P Park is presently the only executive Director, he is presently the only Director entitled to participate in the LTIP.

Item 5 – Issue of Performance Share Rights and Performance Share Options to Managing Director under Managing Director's Strategic Initiatives Share Plan

Introduction

The Managing Director, Mr T P Park, does not have a fixed term contract with the Company and either party is able to terminate the contract on the giving of the requisite notice. Because of the strategic initiatives in progress or contemplated which will improve the underlying profitability of the Company, the Board considers it important to retain the Managing Director in his current position for at least the next three years. The current and proposed initiatives are targeted to improve Earnings Before Interest and Tax by over $100 million per annum with effect from 1 July 2009 compared to the base year of 2005.

The Board proposes a special incentive plan for Mr T P Park to cover the period to 30 June 2010. Shareholders are asked to approve for all purposes (including ASX Listing Rule 10.14) the issue of up to 500,000 Performance Share Rights (PSRs) and 500,000 Performance Share Options (POs) to the Managing Director, Mr T P Park under the Managing Director's Strategic Initiatives Share Plan. The vesting of all or part of the PSRs and POs is dependent on the strategic initiatives delivering audited additional benefits of over $100 million and up to $130 million per annum by 30 June 2010, from the base year of 2005.
A vesting scale is included below.

No dividends are paid in respect of PSRs or POs. Shares resulting from the vesting of the PSRs and POs will have full voting and dividend rights corresponding to the rights of all other holders of ordinary shares in the Company.

ASX Listing Rule 10.14 requires shareholder approval for the issue of securities under an employee incentive scheme to a Director, however it is not required if shares are purchased on-market. Shareholder approval is being sought for this issue to give the Company future flexibility and in the interests of transparency and good governance.

If approved by shareholders, the PSRs and POs will be issued as soon as possible and no later than 12 months after the Annual General Meeting. Mr T P Park is the only Director entitled to participate in the Managing Director's Strategic Initiatives Share Plan, and no securities have previously been issued under this plan.

Measurement Period and Hurdles

The Managing Director's Strategic Initiatives Share Plan has been designed to provide a greater alignment between Mr T P Park's remuneration and the Company's strategic business initiatives. It operates as a separate plan from the other long-term and short-term incentive plans currently in place. Targets will be specific to each plan.

It is proposed that Mr T P Park be issued with PSRs and POs pursuant to the Managing Director's Strategic Initiatives Share Plan on the following basis.

The strategic initiatives which are included pursuant to this Plan will be determined at the discretion of the Board. The following are the types of initiatives which may be included: successful start up and operation of the Maryvale pulp mill; restructuring of the delivery platform and information systems in Europe; acquisitions and successful integrations in Europe and North America.

For the PSRs or POs under the Plan to vest, the identified strategic initiatives must be fully implemented and delivering continuing audited benefits to the Company's underlying profit from 1 July 2010.

The following table sets out the level of PSRs and POs which will vest, based on the benefits delivered from the identified initiatives.

Benefit from identified initiatives	% of maximum PSRs and POs to vest
Below $100m	0%
At $100m	25%
At $120m	50%
At $130M	100%

PSRs and POs will vest pro rata within the above bands. The determined percentage will apply equally to PSRs and POs.

It is a further condition for the PSRs and POs to vest, that Mr T P Park must be in his current position of Managing Director and Chief Executive Officer at 30 June 2010. The Board will have discretion in limited circumstances, such as a takeover or serious illness, to shorten the measurement period and make a pro rata vesting.

No amount is payable on the grant of PSRs and POs. Each PSR will carry the right, upon vesting, to convert into one fully paid ordinary share at a zero exercise price. Each PO will carry the right, upon vesting and payment of the exercise price, to the issue of one fully paid ordinary share. The exercise price for POs will be the volume weighted average price of PaperlinX Limited ordinary shares on the ASX for June 2007 which is $3.80.

Item 6 – Increase in aggregate cap of Non-Executive Directors' Fees

At last year's Annual General Meeting, shareholders approved a restructure of Non-executive Director (NED) remuneration. The restructure involved terminating the NED retirement scheme and incorporating the SGC payment into the fee cap. Shareholders approved a maximum annual aggregate sum of $1,085,000 (including SGC payments), as being available for NED remuneration. This sum allowed an increase in the fees payable to individual Directors to compensate for the loss of retirement benefits only. An amount was also included in the fee cap to allow a temporary increase in Board numbers.

Other than the compensating payment above, there has been no increase in the base fees paid to individual Directors for the past three years, even though the responsibilities and time demands of Directors continue to increase. Independent external advice has confirmed that the PaperlinX NED fees are below fees paid to Directors of comparable companies.

The Board indicated last year that it would be seeking new Directors to cover the progressive retirement of existing Directors. It is essential that the Company pays fees at a level which will not only attract high calibre Directors with appropriate skills and experience, but will also retain existing Directors during this transitory period. The increase in the fee cap of $175,000 (including SGC payments) to a maximum annual aggregate sum of $1,260,000 (including SGC payments) will allow appropriate adjustments to be effected.

If the resolution is passed, shareholders will have approved an increase in the aggregate remuneration payable to Non-executive Directors for the purposes of Rule 51 of the Company's Constitution and the ASX Listing Rules.

Share Registry

Computershare Investor Services Pty Limited
Yarra Falls, 452 Johnston Street, Abbotsford Victoria 3067 Australia
GPO Box 4768, Melbourne Victoria 3001 Australia
Tel: 1300 662 058 (within Australia) +61 (0) 3 9415 4021 (outside Australia)
Fax: + 61 (0) 3 9473 2555 Internet: www.computershare.com.au
Email: web.queries@computershare.com.au

PaperlinX

Proxy Form

PaperlinX Limited
ABN 70 005 146 350

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 4768 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 662 058
(outside Australia) 61 3 9415 4021
Facsimile 61 3 9473 2555
www.computershare.com.au

Mark this box with an 'X' if you have made any changes to your address details (see reverse) ☐

Appointment of Proxy

I/We being a member/s of PaperlinX Limited and entitled to attend and vote hereby appoint

☐ the Chairman of the Meeting (mark with an 'X') *(see important note below) **OR** ______ If you are not appointing the Chairman of the Meeting as your proxy please write here the full name of the individual or body corporate (excluding the registered Securityholder) you are appointing as your proxy.

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of PaperlinX Limited to be held at Four Seasons Hotel Sydney, 199 George Street, Sydney NSW, 2000 on Thursday, 25 October 2007 at 11.00am and at any adjournment of that meeting.

IMPORTANT: FOR ITEMS 4, 5 & 6 BELOW

☐ **If the Chairman of the Meeting is your nominated proxy, or may be appointed by default,** and you have not directed your proxy how to vote on Items 4, 5 & 6 below, please place a mark in this box. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of that Item and that votes cast by him, other than as proxy holder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Items 4, 5 & 6 and your votes will not be counted in computing the required majority if a poll is called on this Item. The Chairman of the Meeting intends to vote undirected proxies in favour of Items 4, 5 & 6.

Voting directions to your proxy - please mark X to indicate your directions

		For	Against	Abstain*
Item 2a	Re-election of Mr D E Meiklejohn as a Director			
Item 2b	Re-election of Mr B J Jackson as a Director			
Item 2c	Election of Mr J W Hall as a Director			
Item 3	Adopt the Remuneration Report for the year ended 30 June 2007			
Item 4	Issue of Performance Rights and Options to Managing Director under Long-Term Incentive Plan (see important note for items 4, 5 & 6)			
Item 5	Issue of Performance Rights and Options to Managing Director under Managing Director's Strategic Initiatives Share Plan (see important note for items 4, 5 & 6)			
Item 6	Increase in aggregate cap of Non-executive Directors' Fees (see important note for items 4, 5 & 6)			

In addition to the intention advised above, the Chairman of the Meeting intends to vote undirected proxies in favour of each of the other items of business.

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

In addition to signing the Proxy form in the above box(es) please provide the information below in case we need to contact you.

Contact Name ______ Contact Daytime Telephone ______ Date / /

PPX 19PR

How to complete this Proxy Form

1 Your Address

This is your address as it appears on the company's share register. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker (in which case your reference number overleaf will commence with an 'x') should advise your broker of any changes. **Please note, you cannot change ownership of your securities using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the individual or body corporate you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the full name of that individual or body corporate in the space provided. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the company. Do not write the name of the issuer company or the registered securityholder in the space.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 Appointment of a Second Proxy

You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this form.

To appoint a second proxy you must:

(b) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(c) return both forms together in the same envelope.

5 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is in more than one name, **all** of the securityholders should sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged it with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of a corporate Securityholder or proxy is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry or at **www.computershare.com.**

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received by 11.00am on Tuesday, 23 October 2007, being no later than 48 hours before the commencement of the meeting. Any Proxy Form received after that time will not be valid for the scheduled meeting. Please allow sufficient time for delivery if you are returning your Proxy Form by mail.

Documents may be lodged using the reply paid envelope or:

IN PERSON	Share Registry - Computershare Investor Services Pty Limited, Yarra Falls, 452 Johnston Street, Abbotsford Victoria, 3067 Australia
BY MAIL	Share Registry - Computershare Investor Services Pty Limited, GPO Box 4768, Melbourne VIC 3001 Australia
BY FAX	61 3 9473 2555

Item 13

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**PAPERLINX LIMITED**
ABN	**70 005 146 350**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Andrew Frank Guy
Date of last notice	5 September 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct / Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Indirect interest through Ristolle Pty Ltd
Date of change	26 September 2007
No. of securities held prior to change	81,847 - Direct 10,235 - Indirect 71,612
Class	Fully paid ordinary shares
Number acquired	Direct – 184 Indirect - 911
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.34 per share
No. of securities held after change	82 942 - Direct 10 419 - Indirect 72 523
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Participation in PaperlinX Ltd's Dividend Reinvestment Plan

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**PAPERLINX LIMITED**
ABN	**70 005 146 350**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Nora Lia Scheinkestel
Date of last notice	16 April 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Indirect interest through 1. Scheinkestel Superannuation Pty Ltd A/C No. 2 2. Scheinkestel Superannuation Pty Ltd A/C No. 3
Date of change	26 September 2007
No. of securities held prior to change	38,932
Class	Fully paid ordinary shares
Number acquired	Scheinkestel Superannuation Pty Ltd A/C No. 2 - 119 shares Scheinkestel Superannuation Pty Ltd A/C No. 3 - 581 shares
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3:34 per share
No. of securities held after change	39632

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Participation in PaperlinX Ltd's Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	-
Nature of interest	-
Name of registered holder (if issued securities)	-
Date of change	-
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	-
Interest acquired	-
Interest disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	-
Interest after change	-

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**PAPERLINX LIMITED**
ABN	**70 005 146 350**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Lindsay James Yelland
Date of last notice	5 September 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct / Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Indirect through Suzanne Jeanette Yelland
Date of change	26 September 2007
No. of securities held prior to change	38,757 - Direct 29,208 - Indirect 9,549
Class	Fully paid ordinary shares
Number acquired	Direct – 525 Indirect - 172
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.34 per share
No. of securities held after change	39 454 - Direct 29,733 - Indirect 9,721
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Participation in PaperlinX Ltd's Dividend Reinvestment Plan

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Item 14

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/ 1/2003, 24/10/2005.

Name of entity

PaperlinX Limited

ABN

ABN 70 005 146 350

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,910,956
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Full paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$3.34 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued to shareholders who elected to participate in the Dividend Reinvestment Plan for the 2007 final dividend.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	26 September 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	450,648,516	Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	5 235 630	Employee share options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 1 October 2007
(~~Director~~/Company secretary)

Print name: James K Orr

== == == == ==

+ See chapter 19 for defined terms.

Item 15

MAPLE-BROWN ABBOTT

8 October 2007

Mr James Orr
Company Secretary
PaperlinX Limited
307 Ferntree Gully Rd
Mt Waverley VIC 3149

By Fax: (03) 8540 2255

Dear Mr Orr

We wish to advise that our substantial shareholding in the Company has changed and enclose the formal notice. A notice has also been lodged with the Stock Exchange in Sydney.

Yours sincerely

Mark Herdman
Executive Director

Maple-Brown Abbott Limited
Level 30, 20 Bond Street Sydney NSW 2000 Australia
Telephone +61 2 8226 6200 Facsimile +61 2 8226 6201
www.maple-brownabbott.com.au
ABN 73 001 208 564
AFSL No. 237296, RSE Licence No. L0000130

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: PaperlinX Limited

ACN/ARSN: 005 146 350

1. Details of substantial holder(1)

Name: Maple-Brown Abbott Limited

ACN/ARSN (if applicable): 001 208 564

There was a change in the interests of the substantial holder on: 04/10/07

The previous notice was given to the company on: 18/04/07

The previous notice was dated: 16/04/07

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Fully paid ordinary	46,636,876	10.41%	51,880,345	11.51%
shares				

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
04/10/07	Refer Annexure A	Purchases	----------Refer	Annexure	B------------

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
---------	----------------	Refer Annexure	C-------------	---------	------------

5. **Changes in association**

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

6. **Addresses**

The addresses of persons named in this form are as follows:

Name	Address
Maple-Brown Abbott Ltd	Level 30, 20 Bond Street, Sydney NSW 2000

Signature

print name Mark Herdman capacity Executive Director

sign here date 08 / 10 /07

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Annexure A

PaperlinX
Registered Shareholdings as at 16 April 2007

Registered Name	Address	Holding
National Nominees Limited	GPO Box 1406M, MELBOURNE VIC 3001	14,757,581
State Street Australia Ltd	Level 7 - Unlisted Unit Trust Department, 338 Pitt Street, SYDNEY NSW 2000	12,709,631
RBC Dexia Investor Services Trust	Level 16 & 17, 2 Park Street, SYDNEY NSW 2000	7,866,036
JP Morgan Worldwide Securities Services	Level 37, AAP Centre, 259 George Street, SYDNEY NSW 2000	5,053,196
Citicorp Nominees Pty Ltd	Level 2, 350 Collins Street, MELBOURNE VIC 3001	3,610,286
M F Custodians	Level 18, 8 Exhibition Street, MELBOURNE VIC 3000	1,188,231
Cogent Nominees Pty Limited	Level 8 BNP Paribas, 60 Castlereagh St, SYDNEY NSW 2000	690,889
Brown Brothers Harriman	40 Water Street, BOSTON MA 02109	426,349
The Bank of New York	One Temasek, #02-01 Millenia Tower, SINGAPORE 039192	334,677
		46,636,876

18-4-7.

Annexure B

PaperlinX

Net Trades between 17 April 2007 and 4 October 2007

Date	Quantity	Consideration
19-Apr-2007	390,000	1,544,664.03
20-Apr-2007	238,000	939,532.08
23-Apr-2007	(211,000)	(835,929.62)
24-Apr-2007	(140,000)	(558,404.15)
03-May-2007	24,000	91,827.40
04-May-2007	86,453	333,291.23
11-May-2007	819,183	3,227,581.02
18-May-2007	(696,320)	(2,743,500.80)
30-May-2007	(221,954)	(898,655.13)
12-Jun-2007	5,083	19,587.90
18-Jun-2007	26,353	97,639.73
20-Jun-2007	124,664	459,108.53
22-Jun-2007	100,500	369,274.88
25-Jun-2007	(138,753)	(504,751.29)
26-Jun-2007	(299,004)	(1,096,294.98)
06-Jul-2007	(232,791)	(819,424.32)
18-Jul-2007	184,617	620,908.23
20-Jul-2007	316,536	1,076,357.09
25-Jul-2007	300,000	1,009,809.36
26-Jul-2007	619,101	2,073,670.03
27-Jul-2007	862,729	2,805,231.49
30-Jul-2007	400,000	1,314,003.60
31-Jul-2007	760,776	2,448,007.24
01-Aug-2007	402,734	1,242,341.15
02-Aug-2007	125,458	371,667.79
06-Aug-2007	28,722	87,163.30
07-Aug-2007	320,000	969,859.80
08-Aug-2007	280,000	851,940.41
10-Aug-2007	50,000	160,043.91
13-Aug-2007	4,519	14,655.85
21-Aug-2007	(6,795)	(20,997.82)
23-Aug-2007	(315,054)	(997,089.57)
30-Aug-2007	50,000	163,628.75
03-Sep-2007	27,927	93,826.72
12-Sep-2007	5,417	18,170.71
21-Sep-2007	(4,880)	(15,714.84)
24-Sep-2007	(2,752)	(9,238.74)
02-Oct-2007	260,000	806,652.21
03-Oct-2007	100,000	309,609.11
04-Oct-2007	600,000	1,853,082.00
	5,243,469	16,873,134.29

Annexure C

PaperlinX
Registered Shareholdings as at 4 October 2007

Registered Name	Address	Holding
State Street Australia Ltd	Level 7 - Unlisted Unit Trust Department, 338 Pitt Street, SYDNEY NSW 2000	15,640,664
National Nominees Limited	GPO Box 1406M, MELBOURNE VIC 3001	13,728,073
RBC Dexia Investor Services Trust	Level 16 & 17, 2 Park Street, SYDNEY NSW 2000	7,430,200
JP Morgan Worldwide Securities Services	Level 37, AAP Centre, 259 George Street, SYDNEY NSW 2000	6,520,199
Citicorp Nominees Pty Ltd	Level 2, 350 Collins Street, MELBOURNE VIC 3001	4,460,386
M F Custodians	Level 18, 8 Exhibition Street, MELBOURNE VIC 3000	1,340,918
Cogent Nominees Pty Limited	Level 8 BNP Paribas, 60 Castlereagh St, SYDNEY NSW 2000	1,294,132
The Northern Trust Company	Level 46, UOB Plazza 1, 80 Raffles Place, SINGAPORE 048624	640,593
Brown Brothers Harriman	40 Water Street, BOSTON MA 02109	490,503
The Bank of New York	One Temasek, #02-01 Millenia Tower, SINGAPORE 039192	334,677
		51,880,345

Item 16

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	PAPERLINX LIMITED
ABN	70 005 146 350

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Thomas Pearson Park
Date of last notice	1 March 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares purchased through Invia Custodian Pty Limited
Date of change	22 October 2007
No. of securities held prior to change	• 100,000 ordinary shares in PaperlinX; • 845,785 performance rights issued pursuant to PaperlinX Senior Management Performance Rights Plan; • up to 300,000 performance options to subscribe for ordinary shares in PaperlinX pursuant to the PaperlinX Employee/Share Option Plan (subject to forfeiture if performance conditions not met), as approved at the 2004 AGM of PaperlinX .
Class	• Ordinary Shares • Performance Rights • Performance Options
Number acquired	30,000 Ordinary Shares

Number disposed	• Lapse of 90,215 performance rights • Lapse of 100,000 performance options
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2.8998 per ordinary share
No. of securities held after change	• 130,000 ordinary shares in PaperlinX; • 755,570 performance rights issued pursuant to PaperlinX Senior Management Performance Rights Plan; • up to 200,000 performance options to subscribe for ordinary shares in PaperlinX pursuant to the PaperlinX Employee/Share Option Plan (subject to forfeiture if performance conditions not met), as approved at the 2004 AGM of PaperlinX.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Lapse of performance rights pursuant to the PaperlinX Senior Management Performance Rights Plan and performance options pursuant to the PaperlinX Employee / Share Option Plan on 30 June 2007. 22 October 2007 – purchase of ordinary shares from market

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Item 17

Address given by the
Chairman of PaperlinX Limited
David E Meiklejohn, at the
Annual General Meeting in
Sydney, Australia on
25 October 2007

INTRODUCTION:

Over recent years in my Address to Shareholders at our Annual General Meeting, I have reported on the negative impacts of the difficult external economic environment on PaperlinX. While this environment has yet to improve and provide real sustained support, we are now seeing a flow through of benefits from the positive initiatives taken in our businesses over the past few years. These initiatives and activities are providing real benefits to our underlying earnings which we anticipate will continue to accrue in the years ahead.

Although the external environment has continued to provide many cost and pricing challenges, we have been able to mitigate some of the impacts of these through internal productivity gains. However, cost pressures have remained significant. As an example, our paper manufacturing business has had to absorb some $22 million in higher pulp costs alone in 2007. The business did this and still, pleasingly, delivered an improvement in earnings.

Our focus in 2007 was to continue to grow our underlying earnings and in 2008 we will again focus on further improving underlying profitability. A number of key projects which have required significant investment will begin to deliver returns in 2009, in particular, our key pulp mill project which I will comment on later.

Today I plan to cover:

- The results for the year ended 30 June 2007
- Progress on our strategic initiatives
- Paper Manufacturing and the pulp mill upgrade
- Future growth prospects for the Group
- Board succession planning
- The results for the September Quarter.

2007 YEAR IN REVIEW:

As reported, 2007 saw an improvement in reported profitability at all levels. Earnings before interest and tax was up 22% to $186 million, profit after tax was also up 22% to $80 million and earnings per share after SPS distributions was up 12% to 14 cents. This improvement in earnings per share allowed directors to increase the total dividend for the year by 10%.

Pleasingly our underlying operating earnings grew 26% to $198 million. This reflects the growing benefits being generated within the Company from a range of strategic initiatives commenced up to 2 years ago.

Paper Merchanting again improved earnings before interest and tax which was up 9% to $205 million. Paper demand in our key European market was mixed, although prices were generally higher. The return on funds employed from Merchanting improved to 11.9% which was complemented by an improved working capital to sales ratio. This measure reflects how efficiently we are using the funds tied up in the business.

Paper Manufacturing continues to face difficult external conditions with an increasing Australian dollar against the US dollar and higher input costs. For us the higher dollar adversely impacts the price of imported paper in Australia against which we must compete. I mentioned earlier the impact of the higher cost of pulp we import which is a major negative for Australian Paper. From a positive point of view, the higher cost of pulp confirms the importance of the upgrade of our pulp manufacturing capacity at our Maryvale Mill in Victoria. However, despite these headwinds, Paper Manufacturing was able to deliver increased operating earnings of $10 million with underlying operating earnings of $21 million for the year. These results reflect productivity improvements and improved production efficiencies, along with the benefits of the successful PaperlinX Office consolidation and the closure of 2 paper machines at our Shoalhaven Mill.

STRATEGIC INITIATIVES:

The financial benefits of the strategic initiatives underway across the PaperlinX Group totalled some $41 million in 2007. This is ahead of our plan and reflects the focussed approach of management and the dedication and commitment to improvement at all levels of the organisation. Our ability to generate these benefits is a key element to sustained growth and to mitigate the negative impacts of the external environment. Although we will continue to invest we expect to see only modest additional net benefits flowing to our reported operating earnings in 2008. We are however confident of delivering in excess of the current target of $100 million net increment by 30 June 2009 although much work is still needed to achieve this result.

PAPER MANUFACTURING/PULP MILL UPGRADE:

In recent years we have commented frequently on the challenging external market and on the economic conditions that have been difficult for our paper manufacturing business in Australia. As a result of these factors we have seen a considerable deterioration of earnings in this business. This decline in earnings has been ameliorated to some extent by the very positive actions being taken within the business in areas over which we have some control. The results from Paper Manufacturing are generally more volatile than those from Paper Merchanting due largely to their much higher levels of fixed costs – a factor we recognised when we decided some years ago to expand and grow our Paper Merchanting platform. In spite of the negative headwinds we are pleased to have reported that the underlying earnings from Paper Manufacturing have shown some recovery. This improvement has resulted from the innovative activities implemented by our people at all levels and a positive focus and purpose by management and employees.

An important project which is progressing is the upgrade of the pulp capacity at Maryvale. This is a complex project impacting many areas of the mill. A major shut of the total mill complex was completed in the June/July 2007 period and two

further major shuts are scheduled before the project is completed. Completion is anticipated by the end of this financial year. To date some 90% of the material costs and over 40% of the labour cost has been spent or committed. As we reported in August, the cost of this project is now expected to be higher than the original estimate due largely to higher material costs and the tight labour market in Australia. This escalation has become an issue for virtually all major projects currently being undertaken in Australia and management is committed to successfully completing the project.

We are confident that the long term returns from this project will be in line with our expectations and in fact the short term benefits to be realised from 2009 will be above expectations due to the higher cost of the imported pulp that this project will replace.

GROWTH IN THE FUTURE:

PaperlinX has a unique position in the global paper industry that has been built up over the past seven years. We are the largest global paper merchant and a key customer of most major fine paper producers. This position provides us with opportunities to add value for our shareholders by further growing this distribution platform. Tom will talk later about how we create value in Paper Merchanting and what are the opportunities to grow and expand this business area in the future. Any actions we may take will be undertaken with the same disciplines we have adhered to previously and any acquisitions will need to meet the Group's acquisition criteria.

BOARD SUCCESSION:

As previously indicated, the Board has agreed that we will implement a measured succession plan which will allow an orderly transition of the Board to avoid having too many directors retire at the one time. We commenced this process with the appointment of Jim Hall to our board earlier in the year. Jim has a solid financial and commercial background and we are pleased that we have attracted a director of Jim's calibre to PaperlinX. As part of this process I advise that David Walsh will retire from the Board on 31 December, 2007. I pay tribute to the contribution that David has made over recent years and thank

him for his advice and counsel. We will continue this process of appointment and retirement in the year ahead.

SEPTEMBER QUARTER RESULTS AND OULOOK:

As I have indicated, the overall economic conditions remain challenging for our manufacturing business. The continual rise in the Australian dollar versus the US dollar is adversely impacting Australian selling prices, while we face increased pulp and fuel costs which lead to higher manufacturing input costs. In addition paper sales volumes are experiencing some weakness due to markets being soft in our key areas.

For the September 2007 Quarter, the results in local currencies for all merchanting regions are ahead of or in line with the prior corresponding period. However, due to the strong Australian dollar versus other major currencies, the translated results for merchanting are slightly behind the prior year.

As a consequence of the above factors, our overall results for the Quarter are down on the corresponding period last year. If these external conditions continue, they will have a negative impact on our results for both the half year and the full year. However they will be ameliorated to some extent by the benefits of our internal strategic initiatives and gains we may realise through our ongoing sales of non strategic assets.

Beyond this financial year we anticipate that our underlying results will strengthen due to the reduction in one off costs and the increase in benefits from strategic initiatives.

CONCLUSION :

On behalf of the Board I thank our management and our employees for their continuing commitment and their substantial effort. Unfortunately our results do not immediately reflect the benefits of these efforts but we are certain that they will underpin growth in earnings in future years.

I also thank my fellow directors and our shareholders for their support and the Board looks forward to working with our stakeholders in the year ahead.

David E Meiklejohn
Chairman

25 October 2007

Address given by the
Managing Director of PaperlinX Limited
Thomas P Park, at the
Annual General Meeting in
Sydney, Australia on
25 October 2007

INTRODUCTION:

As the Chairman has stated, the paper market is difficult, and our Australian operations have been particularly affected by global paper industry issues magnified by a rising Australian dollar. This places enormous pressure on our manufacturing results and on PaperlinX as a whole.

Our response as a company has been to actively identify and take the decisions in the areas that we can control to improve profits and returns.

Many of these decisions are reflected in this list of Strategic Initiatives from across our company. Behind these initiatives are commitments to invest in areas of competitive advantage such as the Maryvale Pulp Mill upgrade that leverages our available source of fibre, to share best practice across the group as reflected in the successful roll-out of The Delivery Company which integrates our logistics networks across the UK, and to build in market scale as reflected by our acquisitions in Canada and Italy.

Equally, we have prudently exited businesses where we do not see the potential to achieve acceptable returns such as merchanting in France, Portugal, Finland or manufacturing on Shoalhaven Number 1 and 2 machines.

We are pleased to recognise that as we see it today there is a potential initiatives to deliver up to $120 million incremental earnings benefit in 2009 versus the 2005 base year, or $20 million above our previous estimate. There are still two major shuts to complete on the pulp mill upgrade and an enormous amount of work to do across the company to deliver on these targets, but progress is good to date.

This accomplishment will be of great importance to our future earnings, financial ratios, and potential to continue to pursue our destiny in merchanting.

And though my commentary so far has been about PaperlinX as a whole, I would now like to also address two separate questions often asked about our two business streams:

Will you be able to restore manufacturing to a position where its returns exceed its cost of capital?

And

How do you make money as a global merchant?

This chart was provided previously to show the steps we are taking to restore our Australian Paper business to improved profitability.

From a base earnings level that has been severely depressed by the combined impact of the rising A$, reduced pricing and rising input costs, we see a series of actions that are now rebuilding profits despite the negative headwinds.

As the Chairman mentioned, despite the rising A$ last year and an increase of $26 million in rising pulp and fuel costs, Australian Paper doubled underlying earnings from $10 to $21 million. Part of this improvement was from the initial benefits from the M1 upgrade to make a high quality semi-extensible sack kraft paper, from the integration of three businesses into a single PaperlinX Office group and from the removal of unprofitable export sales as we closed Shoalhaven 1 and 2 paper machines. We have also recently announced a reduction of one shift at Wesley Vale. Operational efficiencies also improved during the year, though there is still a way to go in this area.

The Pulp Mill upgrade, which will replace 80,000 t of imported pulp with an increase in our level of self manufacture, and the woodyard upgrade will further improve profits, returns and product quality while improving environmental performance at the same time. These upgrades will be operational for the 2009 financial year.

So this programme is well underway, we are already seeing benefits from past decisions, and the benefits from our major Pulp Mill investment will be seen in 2009.

From this platform, with some help from tighter capacity utilisation around the world as a result of capacity closures or increases in demand, and a pull back on the

Australian dollar, we can see Australian Paper achieving its cost of capital which will be of real incremental benefit to returns for PaperlinX from current levels.

Today I also want to answer the question "How do you make money as a global paper merchant?" I will briefly explain the unique PaperlinX merchanting model, provide some metrics on our progression, and isolate out the shareholder value created. This is best reflected in the steady growth to 11.9% return on average funds employed and the 29% compound annual growth in earnings per share from 2000 to 2007 for our merchanting business.

From a small regional merchant position in 2000, PaperlinX has grown through acquisitions to become the largest global fine paper merchant with 36 merchant businesses operating across 27 countries.

Our acquisition criteria have been openly stated and adhered to, providing discipline and rigor to our approach and clarity of expectations to those quality merchants who can enhance our model and whom we seek to transact with.

The key criteria are to be earnings per share accretive in the first year, to achieve a 15% return on our investment in the business by year 3, and to acquire businesses with high quality management.
Acquisitions to date have created the global platform you can see on this slide.

This one page lays out our merchanting model, with examples of where value is created from acquisition, through the expansion of in-market scale, and where we build further benefits from our global alignment.

At the time of acquisition, all the value of the acquired business is in the existing customers and customer relationships. These relationships have been built up over years, and often through previous expansions of the acquired company.

A core belief in our model is to recognise and respect these relationships, to understand the uniqueness of various business models and value propositions, and not to enforce a one-size fits all approach around the world.

Equally, our Core Operating Principles provide guidance for all of our people and businesses in their decision making, and a set of challenges that are relevant to any business model.

I first presented this set of Principles to you at the AGM three years ago, and they have served us well since then.

We have improved our alignment as a company behind these statements, and when you review our strategic initiatives or performance measures you will see the Core Operating Principles behind all that we do.

As we build scale, either organically or through acquisition, within the merchant market and eventually within the total market in a region or a country, several opportunities present themselves to us.

The first is the opportunity to select, train or recruit the best people as the business grows.

With the best people come the best customers as well. Unfortunately, there are also some customers who would not fit in this category for various reasons, and these are better picked up by our competitors. But with the best customers we actively look to build our services, the value we can add, and our fundamental relationship.

And this also attracts the best suppliers who want to partner in efficiently satisfying the customer's needs.

So, as we build in-market scale, we do not expect to build pricing leverage, but we can build competitive advantage through our own activities.

Additionally, as we build in-market scale we have the opportunity to realise improvements in our back-office activities to better support the often separate and unique value propositions we provide our customers in the market.

In Australia, Daltons and Spicers have different identities, ranges and value propositions, but they are supported by a shared logistics, IT and back office structure. This logistics model is being rolled out in the UK where we have three great merchants and the opportunity to integrate logistics within The Delivery Company to provide enhanced, but still unique, service offerings to our customers.

IT integrations also facilitate a simplification of the back office, visibility and reduction of inventory holdings across multiple sites, and opportunities to improve management information.

And the cost and service can all be improved as we move forward, but the key is to better support our fundamental customer relationships.

Consistently, PaperlinX has seen the benefit of expenses in merchanting running below inflation and expense to sales ratios declining. Since 2004 our merchanting expense to sales ratio has improved by 6%, as efficiency and service are improved.

As a merchant strengthens customer relationships, consolidates back office capabilities, and develops a healthy financial position, there are also opportunities to build off this customer and service base into complementary and often higher value adding segments such as Sign and Display, graphics and industrial packaging.

Each segment requires unique products and skills, and in many cases we have gained new business and these unique skills from acquired businesses. The challenge is to support what we have and to transfer knowledge and skill across the group for everyone's benefit.

These value adding businesses have grown to around $800 million, or 10%, of our total revenue in 2007.

Portfolio management also contributes to the building of in-market scale, and in some cases the exiting of positions where we do not have sufficient presence to adequately compete.

A summary of businesses acquired or divested in recent years is listed here. Recent exits include France and Finland, while we have recently built scale through acquisitions in Italy and Canada.

So within the measurable merchant market, which is a sub-set of the total paper market, we have followed our Core Operating Principle of "Strengthen then build off existing business platforms" to build in-market scale.

This chart shows that in 2004, 74% of our merchant revenue was in countries where we held over 20% of the merchant market. In the past three years this has grown to 85% of revenue in 2007 with a commensurate decline in our smaller positions to only 15% of revenues.

From all the reasons I have described, there is a healthy correlation between in-market scale of over 20% and a higher return on average funds employed.

But that is not the end of the story or the limit of the PaperlinX model, because we do also build real value in our regional positions from our global platform. Unlike the value inherent in customer relationships at the time of acquisition, there is minimal if any value initially from the global platform – it needs to be built piece by piece.

And it needs to be built in ways that enhance our in-market offerings and customer relationships, not detract from them. This is a constant challenge for our local and central people to effectively address. Common operating principles, training, functional affinity groups, key performance indicators, policies, and ultimately common values all support our evolution and desire to embrace the model for the benefit of our local customer base, our suppliers and increasingly for a global customer base.

On this one slide I have reflected several hard earned improvements derived from our global platform.
On the policy side, we seek to minimise the number, but fully support the global policies that drive our results.

Balance sheet items are very important to a merchant to both reduce risk and improve returns. PaperlinX Merchanting has a debtor book of around $1.4 billion so a reduction in debtor days, or the money owed to us by our customers, is very important to us, as is inventory management. The improvements shown here reflect adherence to common policies and sharing of best practice. As is the improvement in our safety performance, reflected here in the reduction in the lost time injury frequency rate by 51% as common beliefs and practices are brought into acquired companies.

Our brand growth also reflects our customer's trust and reliance on our consistent product offerings. We target and have achieved over 10% annual growth, so our brands now represent over 26% of total merchant volumes. This is supported by a global alignment of our marketing leaders, unique and superior value propositions to our customers and strategic alignment with key suppliers to build markets together.

I have described previously the areas where we have shared best practice across the group to achieve operational excellence, and that these initiatives will deliver over $50 million incremental benefit in merchanting versus the 2005 year in 2009.

A heavy investment in training is consistent with our operating principles and helps people better understand each other to bridge the geographical divides. Our senior training has focussed on leadership and creating economic profit, while a terrific new sales training programme is improving our skills to develop value propositions for our customers, consistent with their unique needs as opposed to just discussing price.

We are increasingly working with a few strategic suppliers to take costs out of the system, build ideas and unique products to better satisfy emerging customer needs, and align our teams in directions that will create value for both parties.

Our global footprint, alignment with strategic suppliers, and knowledge of emerging needs is attracting global end users to work with us so they can better present their common image to the market, provide superior environmental or service options, and gain visibility of paper usage across borders. This is an exciting and emerging area for PaperlinX.

So that is the PaperlinX model to create value for customers, suppliers and our shareholders.

Over the past seven years that model has provided a 29% compound growth in earnings per share if our merchanting business was viewed separately.

Our economic profit from merchanting is quite positive as the return on average funds employed is comfortably above our cost of capital and is growing. In 2004 our return on average funds employed was 10.5% and in 2007 this was up to 11.9% on a bigger business. Growth in the business base, improved mix, benefits of in-market scale and working capital management improvements have all contributed to this improvement during a very difficult period for the global paper industry.

In the process our alignment, our skills and our supplier and customer relationships have strengthened, providing the platform to drive forward to our targeted 15% return on average funds employed across the merchant group.

Though our global scale is adequate, there are regions where further expansion or acquisition would be beneficial. If appropriate, these will be evaluated against prudent criteria as in the past.

And finally, and of great importance, what helps translate a fairly straightforward value creation strategy to in-market results is a core belief across PaperlinX that:
Our business is founded upon a respect for the people, customer relationships and uniqueness of our local businesses,

And a fundamental belief in the value to be added from our global skills, capabilities and desire to improve.

Our people and our model:
Respect local customer relationships
Leverages global ideas, capabilities and scale; and
Actively seeks collaboration to create ideas and value for PaperlinX as a whole.

So as you can see, merchanting has followed a clear strategy, reflected in the continued growth in returns from this business. We have also followed a clear path to improve manufacturing returns to an acceptable level, although external factors have mitigated the shareholder benefit to date, despite some good work by the Australian Paper team. But the underlying improvements for both businesses are real and will provide shareholders with clear upside in the future.

Supporting these improvements, our strategic initiatives are currently tracking ahead of previous estimates which is a tribute to the best practice sharing and leadership of our people across the group.

This internally generated momentum will benefit shareholders in any market circumstances, though PaperlinX shareholders will see material benefit if this internal momentum is combined with a stronger US dollar and improved market dynamics, particularly in Europe.

And finally, I'd like to recognise and compliment my fellow employees for the good work they are doing in a difficult environment, and join them in looking forward in seeing the fruits of their labour more fully reflected in shareholder returns.

Thank you.

Thomas P Park
Managing Director
And Chief Executive Officer

25 October 2007

Item 18

PaperlinX

Annual General Meeting

Chairman – David Meiklejohn

Introduction

- Difficult external environment remains
- Benefits of internal initiatives
- Internal productivity helps mitigate cost pressures
- Focus on improving underlying earnings

Agenda

- 2007 Results
- Strategic initiatives
- Paper manufacturing & Pulp Mill
- Growth prospects
- Board succession planning
- September quarter

Year in Review

- Earnings before interest and tax up 22%
- Net profit after tax up 22%
- Earnings per share up 12%
- Dividend up 10%
- Underlying operating earnings up 26%

Paper Merchanting & Manufacturing

Paper Merchanting

- Earnings before interest and tax up 9%
- Return on average funds employed to 11.9%

Paper Manufacturing

- Earnings before interest and tax of $10 million
- Underlying Earnings before interest and tax doubled

Strategic Initiatives

- $41 million contribution in 2007
- Modest net additional benefit in 2008
- $100 million net increment in 2009 over 2005

Paper Manufacturing

- External impacts on profitability
- Positive internal activities
- Improved underlying earnings

Pulp Mill Upgrade

- Complex project
- First shut complete
- 90% of materials / 40% labour committed
- Increased costs as already announced
- Returns on target

Growth

- Unique position as leading global paper merchant
- Disciplined approach to any opportunities

Board Succession

- Succession plan → orderly transition
- Appointment of Jim Hall
- Retirement of David Walsh

September Quarter and Outlook

- Challenging conditions remain
  - Currency impact on paper prices
  - Rising input costs
  - Some regional volume weakness
- September Quarter
  - Merchanting ahead or in line in local currency
  - Impacted by translation
  - Quarter down on previous corresponding period
- Potential impact on half and full year results
- Benefits of strategic initiatives

PaperlinX

Annual General Meeting

CEO & Managing Director – Tom Park

Major Business Initiatives - Update

Upgrade of Maryvale PM1	Complete, in market. Pricing favourable
Closure of Shoalhaven PM1 and PM2	Complete
Spicers Canada acquisition	Complete, returns exceeding expectations
PaperlinX Office	Complete, market successes
The Delivery Company	On track, 7th site operational
Netherlands restructure	On track, DRiem and industrial packaging integrated
European IT platform	On track, 1 OpCo completed, 2 OpCo's in progress
Maryvale pulp mill upgrade	On track for targeted returns. EBIT upside potential
Maryvale wood yard outsourcing	On track
Growth of own brands	+10% Europe, +18% North America
Strategic sourcing alignment	On going
European portfolio change	Exit France, Sweden, Portugal, Finland, acquisition in Italy
Global customer solutions	Positive momentum

Strategic Questions

- Will you be able to restore manufacturing to a position where its returns exceed its cost of capital?

and

- How do you make money as a global merchant?

Actions for Paper Manufacturing to achieve cost of capital


Cost of capital
ROAFE
M1 upgrade
PaperlinX Office
Shoalhaven PM1&2
Pulp mill upgrade
Maryvale Woodyard
Operational Improvements (net of input costs)
Currency impact on pricing
Unquantified:
• Benefits of further major capital projects
• Increased pricing from improved supply/demand cycle
• Development of brands and environmental opportunities
COMPLETED
UNDERWAY

NB: Not to scale

PaperlinX Merchanting

The Value Creation Story

Largest Global Fine Paper Merchant

- PaperlinX operates 36 businesses across 27 countries
- Disciplined acquisition criteria and integration
- Major international paper merchant acquisitions include:
  - Spicers Paper (International, 2001)
  - Coast Paper (Canada, 2001)
  - Bunzl Fine Paper (UK, 2002)
  - Buhrmann (Netherlands, 2003)
  - Cascade Resources (Canada, 2006)
  - Antalis S.p.A (Italy, 2007)



Europe
Adria Papir
Alpe papir
Antalis S.p.A.
Bratislvaska papierenská
Budapest Papir
BührmannUbbens
Caledonia
CC&CO Group
ContactHorne Paper
Deutsche Papier
DM Paper
Dunav Papir
Epacar
Finwood Papers
Howard Smith Paper Group
Mercator Paper
Ospap
Paper Products Marketing
PaperNet Austria
PaperNet Denmark
Polyedra
Proost en Brandt
Robert Horne Group
The Paper Company
Udesen
Union Papelera

Australia, NZ and Asia
Dalton
Dalton Web
Paper Products Marketing
Spicers Paper
Winpac Paper

North America
Coast Paper
Kelly Paper Company
Paper Products Marketing
Papier Coast
Spicers Canada
Spicers Paper Inc

PaperlinX

The PaperlinX Merchanting Model - Layers of Value

VALUE CREATION

	Layers of Value	Examples
At acquisition	Disciplined acquisition approach	Acquisition criteria
	Customers and customer relationships Core Operating Principles	Basis for PaperlinX model
As we build in market scale	Best people Best customers Best suppliers	Integration opportunities lead to business strengthening
	Back office synergies	- Logistics - IT platforms - Support staff
	Value adding activities	- Sign & display - Industrial packaging - Graphics
	Portfolio management	
Further global benefits	Best practice sharing	- Policies (i.e., debtor, safety etc) - Operational Excellence - Brands/Marketing/CVP's - Training
	Strategic supplier alignments	Logistics and ideas
	Global customer solutions	Servicing models

PaperlinX

The PaperlinX Merchanting Model - Layers of Value

VALUE CREATION

	Layers of Value	Examples
At acquisition	Disciplined acquisition approach	Acquisition criteria
	Customers and customer relationships Core Operating Principles	Basis for PaperlinX model
As we build in market scale	Best people Best customers Best suppliers	Integration opportunities lead to business strengthening
	Back office synergies	- Logistics - IT platforms - Support staff
	Value adding activities	- Sign & display - Industrial packaging - Graphics
	Portfolio management	
Further global benefits	Best practice sharing	- Policies (i.e., debtor, safety etc) - Operational Excellence - Brands/Marketing/CVP's - Training
	Strategic supplier alignments	Logistics and ideas
	Global customer solutions	Servicing models

PaperlinX

Core Operating Principles

- Strengthen then build off existing business platforms
- Productivity to provide funds to improve sustainability and growth
- Simplification
- Actively prioritise activities based on value creation for customers, suppliers and for PaperlinX
- Fully leverage our global opportunities
- Invest in our people and their skills
- Compliance is mandatory
- Results oriented teamwork/success as a team.

The PaperlinX Merchanting Model - Layers of Value

VALUE CREATION

Stage	Layers of Value	Examples
At acquisition	Disciplined acquisition approach	Acquisition criteria
	Customers and customer relationships Core Operating Principles	Basis for PaperlinX model
As we build in market scale	Best people Best customers Best suppliers	Integration opportunities lead to business strengthening
	Back office synergies	- Logistics - IT platforms - Support staff
	Value adding activities	- Sign & display - Industrial packaging - Graphics
	Portfolio management	
Further global benefits	Best practice sharing	- Policies (i.e., debtor, safety etc) - Operational Excellence - Brands/Marketing/CVP's - Training
	Strategic supplier alignments	Logistics and ideas
	Global customer solutions	Servicing models

The PaperlinX Merchanting Model - Layers of Value

VALUE CREATION

	Layers of Value	Examples
At acquisition	Disciplined acquisition approach	Acquisition criteria
	Customers and customer relationships Core Operating Principles	Basis for PaperlinX model
As we build in market scale	Best people Best customers Best suppliers	Integration opportunities lead to business strengthening
	Back office synergies	- **Logistics** - **IT platforms** - **Support staff**
	Value adding activities	- Sign & display - Industrial packaging - Graphics
	Portfolio management	
Further global benefits	Best practice sharing	- Policies (i.e., debtor, safety etc) - Operational Excellence - Brands/Marketing/CVP's - Training
	Strategic supplier alignments	Logistics and ideas
	Global customer solutions	Servicing models

Back Office Synergies

Logistics	Integrations	Back office efficiency
		
Australia/NZ model	Ireland	Costs
UK Delivery Company	North America	Efficiency
Warehouse integrations	Australia	Enhanced service
SKU rationalisations	Germany/UK underway	

The PaperlinX Merchanting Model - Layers of Value

VALUE CREATION

	Layers of Value	Examples
At acquisition	Disciplined acquisition approach	Acquisition criteria
	Customers and customer relationships Core Operating Principles	Basis for PaperlinX model
As we build in market scale	Best people Best customers Best suppliers	Integration opportunities lead to business strengthening
	Back office synergies	- Logistics - IT platforms - Support staff
	Value adding activities	- Sign & display - Industrial packaging - Graphics
	Portfolio management	
Further global benefits	Best practice sharing	- Policies (i.e., debtor, safety etc) - Operational Excellence - Brands/Marketing/CVP's - Training
	Strategic supplier alignments	Logistics and ideas
	Global customer solutions	Servicing models

Value Adding Activities

Revenue from Sign & Display, Industrial Packaging and Graphics – CAGR 27%



A$ millions
900
600
300
0
2004
2005
2006
2007

- Sign & Display



- Graphics



- Industrial Packaging



PaperlinX

The PaperlinX Merchanting Model - Layers of Value

VALUE CREATION

	Layers of Value	Examples
At acquisition	Disciplined acquisition approach	Acquisition criteria
	Customers and customer relationships Core Operating Principles	Basis for PaperlinX model
As we build in market scale	Best people Best customers Best suppliers	Integration opportunities lead to business strengthening
	Back office synergies	- Logistics - IT platforms - Support staff
	Value adding activities	- Sign & display - Industrial packaging - Graphics
	Portfolio management	
Further global benefits	Best practice sharing	- Policies (i.e., debtor, safety etc) - Operational Excellence - Brands/Marketing/CVP's - Training
	Strategic supplier alignments	Logistics and ideas
	Global customer solutions	Servicing models

PaperlinX

Portfolio Management to Build In-Market Scale

Acquired

- Spicers Paper
- Coast Paper
- Papier Turgeon
- Bunzl Fine Paper
- Buhrmann PMD
- Cascades Resources (Canada)
- Antalis SpA (Italy)

Divested

- Portugal
- Sweden
- France
- Western Canada (Cascades)
- Finland

In-Market Scale



>20% Market Share*
74% of Revenue
85% of Revenue
<20% Market Share*
26%
15%
ROAFE
2004
2007

* Merchant market

The PaperlinX Merchanting Model - Layers of Value

VALUE CREATION

	Layers of Value	Examples
At acquisition	Disciplined acquisition approach	Acquisition criteria
	Customers and customer relationships Core Operating Principles	Basis for PaperlinX model
As we build in market scale	Best people Best customers Best suppliers	Integration opportunities lead to business strengthening
	Back office synergies	- Logistics - IT platforms - Support staff
	Value adding activities	- Sign & display - Industrial packaging - Graphics
	Portfolio management	
Further global benefits	Best practice sharing	- Policies (i.e., debtor, safety etc) - Operational Excellence - Brands/Marketing/CVP's - Training
	Strategic supplier alignments	Logistics and ideas
	Global customer solutions	Servicing models

PaperlinX

Best Practice Sharing

Impact of Group Policies

	2004	2007
Debtor days	67.5	60.9
Inventory days	71.2	62.2
WC/Sales (%)	16.4	13.5
Safety (LTIFR)	10.3	5.3

Operational Excellence

- The Delivery Company
- Netherlands restructuring
- PaperlinX Office
- European and NA IT platforms
- Sales and Operations planning

Merchant Brands

Growth in 2007	10%
CAGR 2005-2007	>10%
% of Merchant volume	26%

Training

- Leadership, Economic Profit and Strategic Selling
- 1,000 employees to date
- 1,500 planned through 2008

The PaperlinX Merchanting Model - Layers of Value

VALUE CREATION

	Layers of Value	Examples
At acquisition	Disciplined acquisition approach	Acquisition criteria
	Customers and customer relationships Core Operating Principles	Basis for PaperlinX model
As we build in market scale	Best people Best customers Best suppliers	Integration opportunities lead to business strengthening
	Back office synergies	- Logistics - IT platforms - Support staff
	Value adding activities	- Sign & display - Industrial packaging - Graphics
	Portfolio management	
Further global benefits	Best practice sharing	- Policies (i.e., debtor, safety etc) - Operational Excellence - Brands/Marketing/CVP's - Training
	Strategic supplier alignments	Logistics and ideas
	Global customer solutions	Servicing models

Merchanting Growth highly Accretive to EPS


Earnings per Share (cents)
30
25
20
15
10
5
0
ROAFE
12
11
10
9
%
10.5%
11.9%
2004
2005
2006
2007
EBIT A$M
250
200
150
100
50
0
EPS
EPS
Merchanting EBIT
CAGR in EPS of 29%
Jun-00
Jun-01
Jun-02
Jun-03
Jun-04
Jun-05
Jun-06
Jun-07

Core Belief Underpins the Unique PaperlinX Model

PaperlinX is founded upon a respect for the people, customer relationships and uniqueness of our local businesses ...
and a fundamental belief in the value to be added from our global skills, capabilities and desire to improve.

RESPECT LOCAL / ADD VALUE WITH GLOBAL

- Respect local customer relationships
- Leverage global ideas, capabilities & scale
- Actively collaborate to create ideas and value for PaperlinX as a whole

Conclusion

- Strategic direction clear
- Positive internal momentum
- US dollar and capacity utilisation

PaperlinX

Item 19

PaperlinX

PaperlinX Limited
ABN 70 005 146 350
307 Ferntree Gully Road
Mt Waverley Victoria 3149
Australia
Tel: +61 3 8540 2211
Fax: +61 3 8540 2255

NEWS RELEASE

ASX RELEASE

25 OCTOBER 2007

PAPERLINX ANNOUNCES RETIREMENT OF DIRECTOR

PaperlinX Limited today announced that Mr David Walsh will retire as a Director of the Company effective 31 December 2007.

Enquiries :
David Meiklejohn
Chairman
PaperlinX Ltd
Tel : 61 3 9674 7121

Item 20

25 October 2007

By Facsimile: 1300 300 021

Manager Companies
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Stock Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

Results of Annual General Meeting
PaperlinX Limited

In accordance with Listing Rule 3.13.2 and section 251AA of the Corporations Act, we advise details of the resolutions and the proxies received in respect of each resolution are set out in the attached proxy summary

Yours faithfully

Mr James Orr
Company Secretary

2a Re-election of a Director - Mr D E Meiklejohn

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy's discretion
255,970,926	15,280,486	349,510	6,706,806

The motion was carried as an ordinary resolution on a poll the details of which are:

In Favour	Against	Abstention
263,117,857	15,307,127	355,054

2b Re-election of a Director - Mr B J Jackson

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy's discretion
269,606,048	1,592,119	380,517	6,729,024

The motion was carried as an ordinary resolution on a poll the details of which are:

In Favour	Against	Abstention
276,781,290	1,613,470	385,258

2c Election of a Director - Mr J W Hall

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy's discretion
269,529,280	1,595,118	393,737	6,789,593

The motion was carried as an ordinary resolution on a poll the details of which are:

In Favour	Against	Abstention
276,758,439	1,623,121	398,478

3 Adoption of the Remuneration Report

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy's discretion
264,407,915	5,960,826	1,139,357	6,795,021

The motion was carried as an ordinary resolution on a poll the details of which are:

In Favour	Against	Abstention
271,604,321	6,003,647	1,151,239

4 Issue of Performance Rights and Options to Managing Director under Long Term Incentive Plan

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy's discretion
261,937,518	8,789,240	972,882	4,759,013

The motion was carried as an ordinary resolution on a poll the details of which are:

In Favour	Against	Abstention
266,811,632	8,865,845	979,692

5 Issue of Performance Rights and Options to Managing Director's Strategic Initatives Share Plan

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy's discretion
264,020,397	6,731,943	959,534	4,760,352

The motion was carried as an ordinary resolution on a poll the details of which are:

In Favour	Against	Abstention
268,900,026	6,803,005	967,711

6 Increase in aggregate cap of Non-executive Directors' Fees

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy's discretion
262,724,200	6,596,849	1,283,516	4,724,342

The motion was carried as an ordinary resolution on a poll the details of which are:

In Favour	Against	Abstention
267,539,186	6,700,076	1,287,161

Item 21

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**PAPERLINX LIMITED**
ABN	**70 005 146 350**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Thomas Pearson Park
Date of last notice	23 October 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares purchased through Invia Custodian Pty Limited
Date of change	25 October 2007
No. of securities held prior to change	• 130,000 ordinary shares in PaperlinX; • 755,570 performance rights issued pursuant to PaperlinX Senior Management Performance Rights Plan; • up to 200,000 performance options to subscribe for ordinary shares in PaperlinX pursuant to the PaperlinX Employee/Share Option Plan (subject to forfeiture if performance conditions not met), as approved at the 2004 AGM of PaperlinX.
Class	Ordinary Shares
Number acquired	70,000
Number disposed	-

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2.7543 per ordinary share
No. of securities held after change	• 200,000 ordinary shares in PaperlinX; • 755,570 performance rights issued pursuant to PaperlinX Senior Management Performance Rights Plan; • up to 200,000 performance options to subscribe for ordinary shares in PaperlinX pursuant to the PaperlinX Employee/Share Option Plan (subject to forfeiture if performance conditions not met), as approved at the 2004 AGM of PaperlinX.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market purchase

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Item 22

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	PAPERLINX LIMITED
ABN	70 005 146 350

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David E Meiklejohn
Date of last notice	6 March 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Purchase of shares through Invia Custodian Pty Ltd as nominee for The Meiklejohn Superannuation Fund
Date of change	26 October 2007
No. of securities held prior to change	97,612 - Direct 47,612 Indirect 50,000
Class	Fully paid ordinary shares
Number acquired	20,000
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2.79 per share
No. of securities held after change	117,612 - Direct 47,612 Indirect 70,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market purchase

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

END

+ See chapter 19 for defined terms.